SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

Consolidated financial statements

Report and opinion of the Audit Committee

Statutory auditor’s report

Independent auditors’ report

Corporate governance report

Glossary

Board of Directors

Key figures

Additional information to shareholders

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Telecommunications in Portugal

Customer segment		Revenues (Euro million)
Residential		682
Personal	> PT Comunicações 100%	768
Enterprise	> TMN 100%	982
Other		459

Telecommunications in Brazil(1)

Customer segment		Revenues (R$million, 100%)
Residential		10,501
Personal	> Oi 25.6%	8,190
Enterprise		8,470
Other		746

(1) For the 12 months ended 31 December 2011.

Other telecommunications businesses

			Revenues (Euro million)
Unitel 25% (a)(b)	> Angola	> Mobile	1,282
CTM 28% (b)	> Macao	> Wireline, mobile	356
MTC 34% (a)	> Namibia	> Mobile	159
CVT 40% (a)	> Cape Verde	> Wireline, mobile	84
Timor Telecom 41%	> East Timor	> Wireline, mobile	48
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	12

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01 Macroeconomic environment

1. International economic background

As in 2010, 2011 was a year clearly affected by the sovereign debt crisis distressing the Eurozone and, in a more pronounced way, the Southern European countries. The need of financial external support in Greece, in April 2010, and Ireland, in November 2010, was extended to Portugal, which requested financial external support to the European Union (EU), through the European Commission (EC) and the European Central Bank (ECB), and to the International Monetary Fund (IMF) in May 2011. The dissemination of this crisis was also clearly visible in other more peripheral economies like Belgium, Spain and Italy and, albeit to a lower extent, to economies considered core, like Austria and France. This crisis in the sovereign debt market clearly changed the market trends, increasing risk aversion across investors and reducing significantly liquidity in the credit and monetary markets.

Source: World Economic Outlook,IMF, September 2011

Europe policy setters responded by putting in place towards the end of the year clear policies promoting fiscal consolidation and budget control, while at the same time the ECB adopted a less restrictive policy, by reducing the reference interest rate (REFI) through two consecutive cuts of 25bp each in 4Q11, and by providing wide liquidity to the financial system.

The risk aversion referred to above materialised on: (1) declining yields of the so-called safe heaven countries like Germany or Switzerland – the yield of the 10-year German bonds declined from 2.963% in December 2010 to 1.829% in the end of 2011; (2) increasing spreads of sovereigns perceived as riskier against the German bund – the spread of the 10-year Spanish and Italian bonds against the German yield increased from 249bp and 185bp to 326bp and 520bp, respectively, and (3) depreciation of the Euro against the US dollar, -3% in full year 2011, but clearly more pronounced in 2H11 (-11%).

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Source: Bloomberg

The concerns around the sovereign debt crisis were also reflected in the equity markets, with the main European indexes showing relevant losses: DJ Euro Stoxx 50 –17.1%, DAX -14.7%, CAC40 -17.0%, IBEX -13.1%, and PSI20 -27.6%. US markets were less penalised than its European equivalents, as they benefited from a more expansionary monetary policy by the Federal Reserve (FED) and better prospects for the US economy: DJones +5.5%, SPX 0.0%, and Nasdaq -1.8%. In China and Brazil, the focus of monetary authorities on the control of prices and inflation, namely in China, resulted in declining equity markets: Shanghai Composite -21.7% and Bovespa -18.1%.

Source: Bloomberg

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Source: Bloomberg

The relief of global inflationary pressures in late 2011 was supported by the trend of falling prices of raw materials. The price index ThomsonReuters / JeffereisCRB index declined 8.3% in 2011 and 17.8% from its annual peak in 2 May 2011. The Brent oil price per barrel rose from USD 94.91 on 31 December 2010 to USD 106.3 on 31 December 2011, having declined 12.7% from its annual maximum achieved on 29 April 2011, reflecting more moderate expectations concerning the evolution of global demand.

Source: Bloomberg

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Source: Bloomberg

1.1. United States

In 2011 the U.S. GDP grew 1.7%, decelerating from the 3% growth observed in 2010. Notwithstanding an increasing growth rate throughout the year, with annualised GDP growth up from 0.4% in 1Q11 to 2.8% in 4Q11, annual GDP growth in 2011 stood below initial expectations, reflecting the negative impacts of external shocks on the U.S. economy. These included the effects on production resulting from the earthquake in Japan, rising oil prices and the consequences of the debt crisis in Europe, which reflected in a less buoyant investment and a contraction in public consumption. Given the absence of support from equity and housing markets that traditionally support household consumption, the growth of this aggregate resulted mainly from (1) improvements in the labour market, which created more than 1.6 million new jobs in 2011 and reduced unemployment rate from 9.1% to 8.5% of the workforce between the first and last months of the year, as well as from (2) lower savings rate, which dropped from 5.2% to 4% of income available from the beginning to the end of the year.

Source: Bloomberg

Annual inflation ended the year at 3.0%, up from 1.5% in 2010 and above the 2% target set by the US monetary authority, but with a clearly downward trend in the last quarter of 2011. In this context, the Federal Reserve (FED)

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continued until the end of the first half of 2011, the second program of quantitative easing (QE2), completing the acquisition of USD 600 billion long-term Treasuries and kept the fed funds target rate at historically low levels (in the range from 0% to 0.25%). The weak traction of the recovery led the Federal Reserve to adopt additional monetary policy measures in 1H11. These included (1) the decision to keep the size of its balance sheet by replacing matured securities with the acquisition of new securities, and (2) the announcement of the intention to keep reference interest rates at exceptionally low levels until at least mid-2013. Finally, the FED announced the operation twist, which will be in place at least until mid-2012, in which the FED will increase the maturity of its balance sheet, involving the acquisition of up to USD 400 billion in Treasuries with maturities of between 6 and 30 years, by replacing instruments with maturities of 3 years or less.

Source: Bloomberg

1.2. Economic and monetary union – Eurozone

Following a significant acceleration in the beginning of 2011, as a result of a strong expansion in investment, particularly in construction investment, benefiting from favourable weather conditions, the Eurozone economy has slowed down gradually over the year, registering a contraction in activity in 4Q11. Against this backdrop, the annual GDP growth in the Eurozone stood at 1.5% in 2011, decelerating from the 1.9% registered in 2010. Notwithstanding the strong growth in Germany, the Eurozone largest economy (3% throughout the year), the performance was very heterogeneous among the various countries. In effect, Southern European economies were much weaker, with negative annual GDP growth in Greece and Portugal and subdued growth in Spain and Italy, as the sharp fiscal consolidation effort had a more restrictive effect on the activity in these economies. In effect, the deterioration of sentiment and tightening of fiscal policy was reflected in an activity contraction in 4Q11. This slowdown observed throughout the year was due to (1) fiscal consolidation efforts across the Eurozone, with the aggregate Eurozone deficit declining from 6.2% of GDP in 2010 to 4.1% in 2011; (2) deceleration of private consumption and investment against a backdrop of increasing unemployment, and more difficult access to credit, and (3) a slowdown in exports, reflecting primarily lower demand in emerging economies.

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Source: World Economic Outlook,IMF, September 2011

Notwithstanding such sluggish growth, the annual average inflation rate stood at 2.7% (2.7% observed in December 2011) having increased from 1.6% in 2010 (2.2% observed in December 2010), primarily reflecting the increasing energy and food prices, whereas average core inflation in the Eurozone stood at 1.4%, relatively stable throughout the year, reflecting the absence of inflation pressures. As a result, in 2H11 the European monetary authority (ECB-European Central Bank) decreased the reference interest rate to 1.0%, through two consecutive declines of 25bp each in November and December, after having increased twice the reference interest rate in 1H11(1). Additionally, against a backdrop of lack of confidence of economic agents and low liquidity in the inter bank markets, the ECB also implemented non-conventional measures, including (1) liquidity injections in the banking system, (2) acquisition of sovereign debt securities in the secondary market, particularly of those countries in the peripheral economies, and (3) suspension of the minimum rating threshold needed for the ECB to accept Portuguese sovereign debt securities as collateral in funding operations, as it was the case for Greece and Ireland.

Source: Bloomberg

(1) ECB increased the reference interest rate in April by 25bp to 1.25% and by 25bp to 1.50% in June.

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As a result of the different economic trends and expectations in 1H11 and 2H11, as discussed above, the Euro strengthened against the US dollar in 1H11 and devalued in 2H11, having closed the year at 1.296 Euro/USD, broadly stable versus 2010 (1.337 Euro/USD), after having peaked on 4 May 2011 at 1.494.

Source: Bloomberg

2.              Economic activity in PT’s main geographies

2.1.    Portugal

2011 was affected by a deterioration of the economic growth in Portugal and by the request for the financial external support following the deterioration of the funding conditions in the primary market and the increased risk aversion of investors in what concerns Portugal’s sovereign debt. This increased risk perception was also translated into the consecutive downgrades of the Portuguese sovereign debt by the rating agencies. In effect, in 2011(2) Portugal was downgraded: (1) by 4 notches at Moody’s, from A1 in 21 December 2010 to Ba2 in 5 July 2011; (2) by 3 notches at S&P from A- in 30 November 2011 to BBB- in 5 December 2011, and (3) by 6 notches at Fitch from A+ in 23 December 2010 to BB+ in 24 November 2011. As a result, the yield of the Portuguese sovereign 10-year bonds increased significantly throughout the year from 6.6% in 31 December 2010 (spread of 3.64pp against the 10-year German bonds) to 13.36% in 31 December 2011 (spread of 11.54pp against the German 10-year bonds).

Following elections in June 2011, Portugal’s new government has been implementing the measures agreed as part of the Euro 78 billion financial support package agreed with the European Union / European Commission (EU/EC), the European Central Bank (ECB), and the International Monetary Fund (IMF). This financial adjustment program began to be implemented in May 2011, having already been the subject of three(3) favourable reviews by creditors officers. At the level of fiscal consolidation, the deficit fell from 9.8% of GDP in 2010 to a value near 4% of GDP in 2011. Notwithstanding benefiting from extraordinary measures, namely the partial transfer of pension funds from

(2) As at 15 March 2012, the local currency long term credit ratings of the Portuguese Republic were (1) Ba3 at Moody’s; (2) BB at S&P, and (3) BB+ at Fitch

(3) The third quarterly review of Portugal’s economic program by the EC, ECB and IMF took place in 15 to 27 February.

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banks, fiscal consolidation also results from (1) a major effort to reduce government expenditure, with a growth rate lower than budgeted, and (2) a favourable evolution of tax revenues, in line with forecast. It is expected that Portugal will achieve a primary surplus of 0.3% of GDP in 2012 and a structural deficit of 2.6% of GDP.

Source: Ministry of Finance

There has also been significant progress at the level of structural reforms in an environment of political and social stability, including changes in the labour market, reforms in the rental market and other reforms aimed at increasing competition in several markets. In the labour market significant changes have been implemented, aimed at increasing flexibility and reducing unitary costs, with clear positive impacts on competitiveness. The housing sector is also to benefit from the reforms implemented in the rental market, favouring mobility, debt reduction and absorption of the supply of housing. Finally, there are several measures aimed at increasing the competitive environment, including the privatisation program, the end of the golden shares, changes in the competition framework and a justice reform that is to introduce greater flexibility in cases of insolvency and business recovery.

The fiscal consolidation measures and the deterioration of credit conditions contributed to a contraction in domestic demand in 2011, leading to declines in public and private consumption (around 3% in annual average terms) and investment (close to 11%). Exports of goods and services maintained, however, a solid growth (close to 7% in real terms), with an increasing proportion of sales to emerging markets in Africa, Latin America and Asia. This favourable evolution of exports mitigated the impact of the factors referred to above in the GDP evolution, declined 1.5% in 2011.

The growth of exports also contributed alongside with the continuing deleverage process that is translating into lower imports led to a significant reduction in the external deficit of 8.8% of GDP to a value near 6.5% of GDP. It is expected that this process will continue in 2012, which should lead to a further reduction to around 2% of GDP.

The stock of net external liabilities of the Portuguese economy also decreased, reaching an estimated amount near 103% of GDP, compared to a maximum of 110% of GDP observed in 2009.

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Real growth rates (%), except when indicated.	2004	2005	2006	2007	2008	2009	2010	2011
GDP	1.6	0.8	1.4	2,4	0.0	-2.9	1.4	-1.6
Private Consumption	2.7	1.7	1.8	2.5	1.3	-2.3	2.1	-3.9
Public Expenditure	2.4	3.4	-0.6	0.5	0.3	4.7	0.9	-3.9
Investment	3.7	-0.9	-0.6	2.1	-0.1	-13.3	-3.6	-10.7
Exports	4.1	0.2	11.6	7.5	-0.1	-10.9	8.8	7.4
Imports	7.6	2.3	7.2	5.5	2.3	-10.0	5.4	-5.5
Inflation (Consumer Price Index)	2.4	2.3	3.1	2.5	2.6	-0.8	1.4	3.7
Budget Deficit (% of GDP)*	-3.4	-5.9	-4.1	-3.1	-3.6	-10.1	-9.8	-4.0
Public Debt (% GDP)	57.6	62.8	63.9	68.3	71.6	83.0	93.3	101.6
Unemployment Rate (% of active population)	6.7	7.6	7.7	8.0	7.6	9.5	10.8	14.0
Current Accounts Deficit(% of GDP)	-6.0	-8.2	-9.1	-8.9	-11.1	-10.1	-8.8	-6.1

Sources: INE, Bank of Portugal, Ministry of Finance, European Commission, OECD, ES Research. * In 2011 assuming the efects of the integration of Banks Pension Funds

2.2. Brazil

In 2011, the Brazilian economy continued to show a solid resilient performance, notwithstanding the difficult international environment. In effect, GDP grew 3.0% in 2011, after having grown 7.5% in 2010. Growth in 2011 was driven by private consumption, which continues to be leveraged in the income redistribution and surge of the middle-income class. In effect, 2011 continued to exhibit favourable conditions in the Brazilian labour market, which recorded the lowest average historic annual unemployment rate, at 6% of the workforce, while at the same time registered an increase of 5.2% of wages in real terms.

Source: World Economic Outlook,IMF

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Source: Bloomberg

The Brazilian economy also registered a favourable evolution in terms of exports and external trade balance that reflected higher commodities prices and benefited from buoyant emerging economies and from the liquidity made available by central banks in developed economies. As a result, Brazil’s 2011 trade surplus increased 47.8% y.o.y to nearly USD 30 billion, the highest since 2007, with record exports (+26.8% y.o.y to USD 256 billion) and imports (+25.7% y.o.y to USD 226 billion), clearly a sign of the dynamism of foreign trade. This soundness of fundamentals, coupled with the opportunities derived from the sporting events to be hosted in the coming years as well as the initiatives related to the necessary infrastructure will continue to drive economic opportunities and attracting foreign investment. Reflecting this performance, the BRL/USD exchange rate observed in 2011 (average of BRL/USD of 1.675 in 2011) improved versus 2010 (average of BRL/USD of 1.759 in 2010), albeit on closing prices the BRL/USD moved from 1.660 in 31 December 2010 to 1.863 in 31 December 2011.

Source: Bloomberg

As a result of the economic strength, both internal and external, inflation closed the year at 6.5%, in line with the maximum threshold defined for inflation. Notwithstanding this, the Brazilian Central Bank reverted the trend of tightening monetary policy and decreased the SELIC reference rate from its peak of 12.5% in July and August 2011 to 11.0% in December 2011 (as compared to 10.75% in December 2010). Meanwhile, since the end of 2011, the SELIC rate was decreased further twice to 9.75%, reflecting a continued expansionary policy and a focus of monetary authority on the defence of economic activity.

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Source: Bloomberg

2.3. Africa

African economies have rebounded quickly following the slowdown caused by the global recession. In 2010, Africa’s average economic growth amounted to 4.9%, up from 3.1% in 2009 and in 2011 it is expected a growth around 3.7%. Particularly, the Sub-Saharan Africa is showing solid macroeconomic performance, with many economies already growing at rates close to their pre-crisis averages. The global slowdown has not significantly affected the region thus far, but downside risks have risen, namely increasing inflation and exposure to commodity price swings.

2.3.1. Angola

The intensification of economic activity growth in Angola during 2011, which is expected to have grown 3.7%(4), was primarily driven by better performance of the oil sector, leveraged on the recovery of oil prices and its global demand, with Angola consolidating its position as the second largest producer in sub-Saharan Africa, having increased volumes throughout 2011: 1.8 million barrels per day in December 2011, which compares to an average of 1.7 million barrels per day in 2011.

Beyond the oil sector, Angola’s economy also performed well as investments in infrastructure continued to progress at a swift pace and in diversified areas, including roads, railways, housing and other national recovery projects. These factors continued to lead external investment in Angola, and the country is now of the bigger receivers of foreign investment in Africa.

(4) IMF estimate 24 January 2012

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Source: World Economic Outlook,IMF

On the credit front Angola also registered a good evolution in 2011, as the country sovereign rating has been upgraded at the three main rating agencies: (1) S&P, from B+ to BB- with stable outlook; (2) Moody’s, from B1 to Ba3 with stable outlook, and (3) Fitch, from B+ to BB- with stable outlook. These upgrades clearly confirm the confidence that is being steadily built in the country.

On the currency front, since the Angolan authorities decided to abandon the peg against the US dollar after an initial devaluation, the kwanza has been broadly stable against the USD. In 2011 it has fluctuated in the range USD / AOA 92-95, and actually valued against the Euro. The price inflation remained high throughout 2011 with average annual inflation having increased at circa 15%, primarily conditioned by prices of food and beverages. This performance of food prices also continued to be underpinned by the difficulties at the level of logistics and distribution capabilities. At the level of monetary policy, the National Bank of Angola considering “the need to promote national economic growth” reduced in April the discount rate from 25% to 20%, having remained at this level until the end of the year, and the re-discount rate decreased by 5 percentage points from 30% to 25%.

Source: Bloomberg

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2.3.2. Namibia

Following a 0.7% contraction in 2009, the Namibian economy grew by 4.2% in 2010 and 3.6% (5) in 2011, leveraging on (1) a rapid recovery in diamond and uranium mining activities; (2) sustained improvement in global demand for mineral products, and (3) credit extension. In effect, the IMF expects Namibia to grow faster in 2012 at 4.2%, while the fiscal deficit to gross domestic product (GDP) ratio should shrink to 4.7% from 8.9% (estimated for 2011). The average consumer inflation rate is forecast to ease to 5.5% from 5.7%.

Source: World Economic Outlook,IMF

Unemployment and income inequality are high(6). Against this backdrop, fiscal policies expanded significantly with the government introducing a new program, in last years, aimed at increasing long-term growth and reducing unemployment by: (1) increasing infrastructure spending; (2) creating and temporary jobs within the public sector, and (3) introducing new measures targeted on the sectors of agriculture, tourism, transport, and housing and sanitation. The Bank of Namibia has maintained its policy rate at 6% since December 2010, 50 basis points above that of the South African Reserve Bank. Conditions in the banking sector have improved as the economy recovers, and supervision of the rapidly growing sector of non-bank financial institutions is being strengthened.

The IMF said the economic outlook appears promising, although facing important downside risks, including (1) a fragile external climate that poses risks for commodity demand and prices, and (2) upward pressures on prices of non-tradable services against a backdrop of expansionary fiscal stance. These risks could weaken efforts to strengthen Namibia’s external competitiveness and economic diversification. However, there are good prospects for further investment and growth in the natural resource sector, and ongoing growth is expected in such areas as construction, manufacturing, and services.

2.3.3. Cape Verde

GDP growth is maintaining resilience, despite the economic and financial exposure of the archipelago, to some European countries, in which the financial debt crisis has been a major cause of the current turmoil.

(5) IMF estimate in January 2012 World Economic Outlook.

(6) 2008 Labour Force Survey, IMF. Unemployment rate using the expanded measure stands at 51.2% and the narrow measure, which only includes those who have looked for work in the past few weeks before the survey stands at 37.6%

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Macroeconomic performance in Cape Verde is solid but has weakened in 2011. GDP growth is projected to have slowed to about 5% in 2011 (down from 5.4% in 2010), reflecting the negative external environment due to the adverse and yet to be resolved European economic and financial conditions. Notwithstanding this slowdown in growth momentum, tourism and public investments have been underpinning economic activity. Turism activity has been positively influenced by the turbulence in some countries in the Middle East and Northern Africa. On another hand, consumer price inflation rose to 4.5% in 2011 (end of period, up from 2.1% in 2010), reflecting global food and fuel price shocks. Core inflation remains restrained.

The fiscal target for calendar year 2011 was met, as tax revenues held up well, notwithstanding certain shortfalls in nontax, and the spending execution was held below the budget. Fiscal overall deficit including grants stood at CVE 15 billion, or 9.9% of GDP.

Source: World Economic Outlook,IMF

Monetary conditions began tightening after mid-2011 as the BCV adopted a more restrictive monetary stance by (1) broadening and raising reserve requirements; (2) restarting open market operations to absorb escudo, and (3) raising intervention interest rates. The exchange rate is pegged against the Euro.

2.3.3. São Tomé & Príncipe

São Tomé & Príncipe’s economy is gradually recovering after a marked slowdown in 2009 that reflected a decline in foreign direct investment as a result of the global financial crisis. GDP growth is estimated to have rebounded to nearly 5% in 2011 as externally financed projects helped drive activities in construction, trade, tourism, and agriculture. Growth momentum is expected to increase as exploratory drilling for oil continues. The public authorities expect oil production to start in 2015. Inflation has declined substantially since 2008 but still remains high (2011: 12.0% end of period and 12.4% average of period). The exchange rate is pegged against the Euro, since January 2010.

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Source: World Economic Outlook,IMF

2.4.                            Other geographies

2.4.1.                  East Timor (Timor-Leste)

In 2011, growth is estimated to have remained strong at about 10% on the back of government spending. Inflation in Dili remained high, having increased to 13.4% in December 2011, due to high food prices, a weak U.S. dollar, and strong demand from rising government spending.

The government launched its “Strategic Development Plan” targeted at transforming Timor-Leste into an upper-middle-income country by 2030 by increasing public investment to improve the country infrastructures. Against this backdrop, capital expenditure increased in 2011: total government spending is estimated to have risen to USD 1.2 billion, from USD 0.8 billion in 2010. Owing to rising petroleum revenue, however, the overall fiscal balance is expected to have continued to record a large surplus of 50 percent of GDP in 2011, and the Petroleum Fund to have risen to about USD 9 billion. Most of the Petroleum Fund is invested in US government bonds. The current account surplus is estimated to have remained large at over 50 percent of GDP in 2011 due to high oil revenue.

Given the buoyant petroleum demand and rising prices, the outlook for economic growth and poverty reduction is promising.

Source: World Economic Outlook,IMF

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02 Regulatory background

Portugal

Number Portability. Pursuant to the transposition, on September, of the new regulatory framework for the electronic communications sector, on 28 October 2011, ANACOM launched a public consultation on the regulation project amending the Number Portability Regulation. The changes proposed by ANACOM focus mainly on the need to ensure implementation of number portability (fixed and mobile) within 1 working day and reinforcement of subscribers’ rights within number portability.

The document was subject to public consultation until 14 December 2011. A final decision of ANACOM is now pending.

Digital Terrestrial Television. PT Comunicações has carried out the fulfilment of all obligations imposed under the licence awarded by ANACOM, having successfully concluded the process of channel update, in accordance with ANACOM’s determination of 4 April 2011, wherein ANACOM approved the final decision regarding the switch of channel 67 (838-846MHz) consigned to PT Comunicações for the mainland, by channel 56 (750-758MHz), within the scope of provision of the digital terrestrial television service (DTT).

PT Comunicações is especting for the criteria, by means of a governmental ordinance, of compensation of the costs it has incurred within the process of hte aforementioned channel switch associated with MUX A.

On 24 March 2011, ANACOM issued a decision on the granting of subsidies for the purchase of DTT equipments by citizens with special needs, population groups with low incomes and institutions with a certain social relevance. PT Comunicações is granting subsidies in accordance with this decision.

On 31March 2011, ANACOM approved the Information and Promotion Plan to fulfil by PT Comunicações, within the scope of the DTT process. PT Comunicações has carried out the television campaign it was bound to (ceased on November 2011) which was followed by the television campaign promoted by ANACOM.

On 7 April 2011, ANACOM decided on the reimbursement procedures regarding the costs of instalation and equipmentsincurred populations resident in areas covered with complementary means (DTH). PT Comunicações is also fully fulfiling this decision.

Within the context of preparing migration to DTT, during 2011, three pilots were carried out in Alenquer, Nazaré and Santarém.

Wholesale Reference Offers. By determination of 20 October 2011, ANACOM approved a project decision on the procedures to be carried out in order to evaluate quality of service within wholesale reference offers.

This project decision determines that PT Comunicações shall amend the several reference offers that establish deadlines for repairs (local loop unbundling, leased lines, Ethernet accesses, bitstream and wholesale line rental)

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within 30 business days after notification of ANACOM’s final decision, in accordance with several criteria. In said determination, ANACOM also has determined to PTC to send to the regulator information on service failures within the local loop unbundling reference offer, since January 2011, as well as on the measures already adopted, or envisaged, in the context of said offer, to minimize service failures generally associated to months with more rainfall.

The project decision was subject to public consultation until 19 December 2011, and is pending ANACOM’s final decision.

Leased Lines Reference Offer (ORCA) and Ethernet Accesses Reference Offer (ORCE). On 17 November 2011, ANACOM approved its project decision on the leased lines reference offer (ORCA) and the Ethernet Accesses Reference Offer. ANACOM is proposing to determine, among others, to PT Comunicações to decrease, in the ORCA, the price of all components included in its pricing list (including CAM lines) for 2 Mbps, 34 Mbps and 155 Mbps lines, in 35%, 40% and 45%, respectively.

This decision project was submitted to a preliminary hearing and to a public consultation, ANACOM having established a term of 20 business days for submission of contributions, which ended on 30 December 2011; the project is now pending for a final decision by ANACOM.

RIO and RIAO 2011. On 22 December 2011, PT Comunicações published new versions of the Interconnection Reference Offer (RIO) and the Reference Internet Access Offer (RIAO). The modifications did not include price changes.

Wholesale market for voice call termination on individual mobile networks. On 1 April 2011, ANACOM submitted to Public Consultation the text about the Methodological Definition concerning the Development and Implementation of a Mobile Termination Cost Model. The option was for a pure LRIC bottom-up model, developed in collaboration with Analysis Mason. The consultation closed on 13 May and the corresponding report was approved on 1 July. ANACOM gave indication that a new consultation would follow, this time about the implementation of the LRIC model and, consequently, the definition of a new glide path applicable to mobile termination rates (MTRs).

On 3 October 2011, ANACOM approved the Draft Decision on the Price Control Obligation, within the market of Voice Call Termination on Mobile Networks. In this Draft Decision, ANACOM incorporated its understanding derived from the Consultation of April and the cost accounting model - based on the pure LRIC option - pointed to MTRs of 1.25 cent. per minute.

To reach this value, ANACOM proposed a glide path with duration of 4 quarters: from the existing 3.5 cent. per minute, applied since August 2011, MTRs would drop to (i) 2.75 cent. per minute on February 2012; (ii) 2.25 cent. per minute on May 2012; (iii) 1.75 cent. per minute on August 2012; and, finally, (iv) 1.25 cent. per minute on November 2012.

This consultation took place until 22 November 2011 and, up to this date the final conclusions of ANACOM are not known.

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Spectrum. By determination of 10 February 2010, ANACOM approved the final decision on the provision and use of electronic media in procedures which involve communication between this Authority and radio network or station licensees, as well as all requirements which apply in this context, under the terms of Decree-Law No. 264/2009 of 28 September.

By determination of 31 March 2010, ANACOM approved the National Frequency Allocation Plan (NFAP) to have effect in 2009/2010. Approval was likewise given to the report on the respective public consultation, launched on 23 December 2009.

By determination of 8 July 2010, ANACOM decided, in the context of the 900/1800 MHz spectrum refarming, to unify into a single title the conditions applicable to the exercise of the rights of use of frequencies allocated to TMN for the provision of the land mobile service, in accordance with GSM 900/1800 and UMTS technologies.

By determination of 16 December of 2010, ANACOM approved the final decision on the designation and availability of 790-862 MHz sub-band for the provision of electronic communication services, in accordance with the Decision 2010/267/EU, including the corresponding amendment to the QNAF - Quadro Nacional de Atribuição de Frequências (National Frequency Allocation Table). By determination of 6 January 2011, ANACOM approved the final decision on the introduction of mobile communication services on board vessels (MCV services).

By determination of 17 October 2011, after a pubic consultation auctioning regulation was published at the official journal (Regulation n.º 560-A/2011, of 19 of October 2011), and for the provision of publicly available terrestrial electronic communication services, using any technology, without prejudice to the obligations set forth in the Radiocommunications Regulation of the International Telecommunication Union (ITU) and in the National Table of Frequency Allocations (NTFA), rights of use for frequencies in bands of 450 MHz, 800 MHz, 900 MHz, 1800 MHz, 2,1 GHz and 2,6 GHz were allocated by means of a multiband auction.

A maximum of 39 rights of use were auctioned, 6 of which in 800 MHz band and 14 of paired spectrum plus 2 of unpaired spectrum in the 2,6 GHz band. The auction model was simultaneous, ascending, open and with multiple rounds. Spectrum caps were established in the allocation of spectrum.

The 800 MHz frequency band may only be used after 26 April 2012, subsequent to the switch-off of the analogue television network, concluding (3rd phase) on 26 April 2012, in accordance with ANACOM decision of June 2010 approving the “Plano para o Switch-Off (Switch-off Plan) pursuant to Resolution of the Council of Ministers no. 26/2009 of 17 March and is subject to the establishment of technical and geographic conditions which provide for the compatibility of usage, including between Morocco and Spain.

According to Regulation 560-A/2011, the auction regulation, the holders of rights of use of frequencies which, upon conclusion of the auction, become holders of 2 x 10 MHz in the 800 MHz frequency band or holders of at least 2 x 10 MHz in the 900 MHz frequency band, are subject to an obligation to allow access to their networks according to non-discriminatory. They shall, upon request and in good faith, negotiate access agreements with third parties. Namely, they shall negotiate agreements which allow their networks to be used for the mobile virtual operations of third parties, in the different modes that range from full MVNO to light MVNO, for the provision to end-users of electronic communication services which are equivalent to the services which they offer to their own customers.

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On 6 January 2012, ANACOM approved the final report of the auction for the allocation of rights of use of frequencies in the 450 MHz, 800 MHz, 900 MHz, 1800 GHz, 2.1 GHz and 2.6 GHz bands.

The multiband auction raised a final amount of 372 million euros from the winning bidders, as follows: 113 million euros (Optimus), 113 million euros (TMN) and 146 million euros (Vodafone).

Cost Accountig System ANACOM approved, by deliberation on 7 April 2011, the Draft Decision on the revision of the weighted average cost of capital (WACC) of PT Comunicações, applicable to the years 2010 and 2011. This Draft Decision was submitted to public hearing of the interested parties until 26 May.

By deliberation of 26 August 2011, ANACOM approved the Final Decision on this subject, determining a WACC of 11,6% and 11,0% for 2010 and 2011, respectively.

Regulation on the settlement and collection of regulatory fees. On 31 May, ANACOM corrected the value of the fees owed for the exercise of the activity of supplier of networks and electronic communications services, in the years 2009 and 2010, after computing the actual administrative costs in 2010, and revising the value of provisions in both years. After these corrections, operators were reimbursed.

By deliberation of 25 November 2011, ANACOM settled the contributory percentage t2 (applicable in the case of PT Comunicações) in 0.5714% . This calculation was based on an amount of administrative fees of approximately 30 million euro.

Universal Service. By deliberation of 11 November 2010, ANACOM decided not to oppose the proposal for the fixed telephone service residential tariffs, within the scope of the Universal Service (US), as presented by PT Comunicações on 22 October 2010. Prices were implemented as from 1 January 2011.

By determination of 19 November 2010, ANACOM decided not to oppose the proposal for the tariffs to be applied to calls originated on PT Comunicações network and terminated on other operators’ networks, as presented by PT Comunicações on 8 November 2010, and implemented as from 1 January 2011.

Pay Phones. On 18 March 2011, ANACOM launched a consultation on the provision of the Pay Phone service, within the scope of the Universal Service (US).

According to the report of the consultation, approved on 7 July 2011, ANACOM stated that: (i) the maintenance of the Pay Phone service as one of the provisions of the US is justified; (ii) the present conditions for the provision of the Pay Phone service, within the scope of the US, should be altered in order to allow a significant reduction of the number of pay phones functioning.

ANACOM also manifested the intention of, in due time, ensue the revision of the present conditions associated to the provision of the US.

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Net Cost of the Universal Service. Between 1 February and 22 March 2011, ANACOM launched two public consultations, one on the definition of the concept of excessive burden, and another on the methodology for the calculation of the NCUS.

By deliberation of 9 June 2011, ANACOM approved the decisions on the definition of excessive burden and on the methodology for the calculation of the NCUS. PT Comunicações submitted an appeal to ANACOM defending the need to correct the methodology and a final decision on this matter was adopted on 18 August, attending the plea presented by PT Comunicações.

By the end of 2011, PT Comunicações submited to ANACOM the calculation of the NCUS pertaining the period between 2007 and 2010. ANACOM will have to submitt these results to an independent auditing process, which did not yet begin, but that should be concluded by the end of 2012, according to the Strategic Plan 2012-2014 of ANACOM.

Designation of the Universal Service Providers. Between 16 November and 30 December 2011 a Public Consultation concerning the process of designation of the Universal Service Provider(s) (USP) took place, which was divided in three allotments: (i) Telephone Service; (ii) Pay Phones; (iii) Directory and Enquiry Services. Beside this division, the provision of Telephone Services and Pay Phones was further divided in 3 geographic areas.

According to the text submitted to consultation, the process of seletion of the USP consists of designating that/those which, ensuring quality and price accessibility, present the lower NC associated to the provision of the service, or, in the case of Directory and Enquiry Services, the highest remuneration being paid to the State. Emphasis was also placed in the respect for the principle of net neutrality, and the concept of functional access to the Internet remaining as a connection which allows a transmission velocity of 56 kbps, although contributions in this matter are expected, relating to the possibility of the market in assuring higher debit rates.

ANACOM took a final decision on this topic on 14 February 2012, and issued its recommendations to the Government. ANACOM announced that it will launch a consultation on the compensation fund after which the Government will be expected to launch the tender for the designation of the company (ies) responsible for the provision of the US.

Reanalysis of the leased lines retail market and of the wholesale markets of terminating and trunk segments of leased lines. On 16 December 2009, ANACOM approved the draft decision on the definition of product markets and geographic markets, the evaluation of SMP and the imposition, maintenance, amendment or withdrawal of regulatory obligations in relation to the market for the retail provision of leased lines and of the wholesale markets for the provision of terminating and trunk segments of leased lines.

On 28 September 2010, ANACOM approved the final decision regarding this market. The main innovation regarding the previous decision is the introduction of Ethernet segments, with the segmentation of the transit market in “Competitive” and “Non Competitive” Areas. The leased lines retail market has been eliminated.

New Regulatory Framework for electronic communications. On 26 May, 2011, the provisions amending the electronic communications regulatory package came into force in the EU. In Portugal, said provisions came into effect on September 2011, pursuant to the publication of Law No. 51/2011, of September 13.

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The main changes introduced to the regulatory framework are in respect of:

•                  Reinforcement of consumers’ rights

•                  Reinforcement of competitive conditions between operators, in order to allow consumers more choices

•                  Promotion of investment in new communications infrastructure, namely by freeing spectrum for the provision of broadband services

•                  Networks security and integrity.

Consumer. In 2011, ANACOM adopted a set of measures envisaging reinforcing consumers’ rights.

By determination of 13 January, ANACOM approved its project decision on the amendment of its decision of 21 April 2006, regarding the object and form to render available to the public the conditions on the offer and use of electronic communications services. This decision project proposed a relevant number of modifications in respect of providing pre-contractual information.

This project decision was submitted to a public consultation, which lasted until 16 February 2011.

By determination of 10 October 2011, ANACOM issued its final decision in this matter, having granted to providers of electronic communications networks and services a period of 120 business days to implement the changes approved. In respect of standardized offers to the public (including citizens with special needs). This determination imposes to operators the obligation to disclose, in their selling points, including in door-to-door sales, a set of information regarding electronic communications services they provide.

Operators are also required in distance and door-to-door sales to provide the information detailed in ANACOM’s determination and the contacts through which the consumer may obtain said information.

On 1 June 2011, ANACOM launched COM.escolha, a new tool to consult/compare prices and simulate consumption within internet, mobile and fixed telephone and television services, and envisaging providing help to residential consumers in choosing electronic communications services best suited to their needs. Each operator should provide at is decision, the information that is uploaded into the comparison tool.

In addition, by determination of 27 October 2011, ANACOM approved a draft decision on the required procedures for subscribers to settle contracts relating to the provision of publicly available electronic communications networks and services.

ANACOM also proposed that operators should implement the measures adopted in ANACOM’s final decision and amend their general terms/contracts within 90 business days from the final decision. According to ANACOMs draft decision, contracts should explicit the content of the termination declaration issued by the subscriber, the documents to submit with said declaration, form, means and contacts to submit the termination request.

This draft decision was submitted to a public consultation, which ended on 28 November 2011.

Network security. ANACOM approved, by determination of 22 December 2011, a draft decision on the circumstances, format, and procedure applicable to the report of security breaches or loss of integrity with a

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significant impact on the functioning of electronic communications networks and services available to the public. This draft decision also contains the conditions in which ANACOM considers there is a public interest in disclosing said information to the public, as well as its content, means and deadlines.

This draft decision was submitted to a public consultation until the 27 January 2012 and is now pending a final decision by ANACOM.

Value Added Services based on messages (premium messages). Law No. 51/2011, of 13 September, which is in force from 14 September, introduced block by default of access to value added services based on messages.

Roaming. On 11 February 2011 ended the deadline for submitting contributions to the EC Public Consultation, which had been launched on 8 December 2010, on the revision of Regulation 544/2009 (“Roaming II”).

Considering that the market for the provision of roaming services is not yet competitive, the EC proposed, within the scope of the future “Roaming III”, innovative measures, when compared to those present in the current Roaming II, which is due to expire on 30 June 2012.

Beside the maintenance of the dispositions already in place concerning the mechanisms of transparency and expenditure control; price caps applicable to wholesale voice, sms and data tariffs; and maximum prices applicable to retail voice and sms tariffs, the EC proposes introducing: (i) a cap on the retail data tariff (July 2012); (ii) the obligation for mobile operators to provide network access, in order to allow the provision of roaming services (July 2012); and (iii) the decoupling of roaming services, while ensuring maintenance of the client number (July 2014).

The final decision of the EC concerning the content of Roaming III should only be known in May 2012.

Net Neutrality. The European Commission released its findings of the public consultation on Net Neutrality, which took place between 30 June and 30 September 2010. Summarily concluded that the EC measures under the 2009 Regulatory Framework are sufficient to address issues related to NN.

Throughout 2011 the BEREC (Body of European Regulators for Electronic Communications) undertook several initiatives:

•                  On 15 April BEREC asked Internet stakeholders to answer a set of questions regarding the application of net neutrality principles, including any limitations on Internet access likely to affect the end user. Namely, access to VoIP applications for mobile access networks and access restrictions on applications and content distribution.

•                  In October launched a public consultation on its proposed guidelines on network neutrality and transparency. PT Group expressed its comments in a common position with other operators.

•                  In December, BEREC asked operators to complete a questionnaire regarding IP traffic. With this questionnaire BEREC intended to measure any blocking processes or constraints on access to applications, as well as traffic management measures used by ISPs that may impact on the degradation of service. PT Comunicações and TMN sent their answers to ANACOM, on 20 January 2012.

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The EC will decide by the first quarter of 2012, and according to the conclusions of BEREC’s studies, it must adopt stricter measures to guarantee a more open internet and the neutrality of networks.

Statistical Information. ANACOM approved, by determination of 3 March 2011, the final decision regarding the new questionnaire in respect of the provision of electronic communications services at a fixed location and nomadic VoIP services. This new questionnaire has replaced some questionnaires previously adopted, and has allowed integration of some information that was sent in other questionnaires.

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03 Strategic profile

Business context: a sector in rapid change with the emergence of multiple players

Global telecommunications sector

Transformation of consumer habits driven by technology. The proliferation of new and innovative players in the telecommunications, media and technology space and the emergence of global players is driving the appearance of new and innovative applications matching and creating additional needs for the end user. This proliferation of new apps and services is also driving the transformation of consumer habits, by promoting the interactivity with peers through social networks, increasing the propensity to multi-tasking and fostering the usage of multi screens for various applications.

Technological evolution and development of new access technologies. The development of new access technologies and networks continues to be an overriding trend, with operators announcing plans, trials and investments in Next Generation Access Networks (“NGAN”), namely Fibre-To-The-Home (“FTTH”) networks in the fixed business and Long Term Evolution (“LTE / 4G”) in the mobile business. The investments that are being carried out in new access technologies, which are significantly more efficient for data transmission will enable operators to increase access speeds at lower costs.

Source: Screen Digest; Cisco VM Global IP traffic forecast, 2010-2015; Yankee

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The availability of increasingly faster access speeds, both in fixed and mobile, is underpinning an explosion in data consumption as the high connectivity and capacity of terminal equipments, enabling voice, data and video, sets the background for the emergence of new services. Accordingly, worldwide data consumption will see exponential growth in the medium term, increasing by 5x in the wireline to 32 Exabytes/month and by 65x in the wireless to 2 Exabytes/month between 2009 and 2014.

Change in consumption patterns led by new access devices. The fast development and availability of new access devices are leading to a significant growth of Internet users, which are becoming increasingly more individual, and to more frequent usage thus catalysing an explosion in bandwidth consumption. Access devices like the PC, TV and mobile handset are also becoming increasingly convergent, enabling the emergence of a triple-play multi-screen trend in the sector. Examples of this trend are smartphones, tablet PCs and Internet pads, e-books. In effect, the proliferation of these devices that are connected to the Internet, added to the computer and the laptop, is increasing significantly the ability to be always online.

Source: Screen Digest; Yankee

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695 thousand status updates per second in Facebook
Processed information per hour equivalent to more than 1.5 million movies
More than 20 hours of contents uploaded per minute
2.9 million e-mails sent per second

Source: “Powering growth through digital advantage”, McKinsey & Company

New competitive boundaries being set at a global level. The broad telecommunications sector will continue to expand, but increasingly overlapped with equipment manufacturers, Internet service providers and media players, a trend led by growth in connectivity and higher access speeds that will enable the emergence of cloud-based services. Telecom operators are expected to maintain traditional access services and a billing relationship over which users access a myriad of services like music (iTunes), video (YouTube), photos (Facebook, Picasa, Flickr), apps (Google, App Store) and retail (Amazon, Ebay). As a result, there is an increasing consolidation trend in the telecommunications sector with the emergence of new and global players and brands. Cloud computing services are not only emerging as a solid reality in all consumer segments, such as personal and residential, as discussed above, but also for corporates, SMEs and SOHOs, with new offerings like software or infrastructure as a service becoming increasingly popular.

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A new growth paradigm: emerging markets as the growth engine. Emerging markets are leading the growth of the telecommunications sector having grown twice as fast as developed markets (CAGR 2005-07 of 11.7% in Africa, LatAm and Asia as compared to 5.8% in Western Europe and North America). This trend is expected to intensify in the future, as the sector was broadly flat in Western Europe and North America in the period 2007-09 when compared with a 6.9% CAGR over the same period for countries in Africa, LatAm and Asia. With the sector becoming more mature in developed markets, the focus on execution will be key as a lever of differentiation and, ultimately, success.

Telecommunications context in Portugal

Consolidation of bundled offers. 2008-11 was marked by the development, marketing and subsequent proliferation of bundled offers among the several market players, with triple-play packages (bundling TV, voice and broadband) becoming increasingly popular and attractive. The major transformation initiated in 2008 continued throughout 2011 with the consolidation of the presence of cable operators in the voice segment and of copper operators in the TV segment. As a result of its relentless and focused investment in pay-TV and bundled offers, PT has significantly improved its dynamics in voice and data, whilst being able to achieve a position of co-leadership in the pay-TV market.

Increased competitiveness in urban areas. 2008-11 was also marked by a significant change in the landscape of the Portuguese telecommunications market, with operators investing in fibre, namely PT that covered 1.6 million households with FTTH, available and under construction. This trend benefited from increased regulatory visibility,

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with a new regulation concept that followed a geographical segmentation approach, removing some restrictions on PT’s broadband offer.

PT’s positioning: a customer-oriented innovative company

PT is an international operator focused in three main geographies, Portugal, Brazil and Africa. In addition, PT also has investments in Asia, namely in Macao and in East Timor. PT has more than 93 million customers worldwide and generates 58% of its revenues(8) outside Portugal, including 53% from Brazil.

In the Portuguese market, PT is a customer-oriented company focused on innovation and execution, managing its business along customer segments: (1) Residential: consolidate the inflection of the historical trend in the wireline business, by leveraging its successful TV strategy (having already achieved a market share of 30% in the Portuguese pay-TV market); (2) Personal: continue to develop innovative data and Internet access products and convergent services and apps, leveraging on strong online presence of the SAPO web portal, and on key partnerships, while simultaneously redesigning its tariff structure to improve the underlying trends in the mobile business, and (3) SMEs and Corporate: launch leading edge convergent cloud-based solutions supported by the recently announced next generation Data Centre.

At an international level, PT is focused on improving the operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has built a relevant portfolio of international operations as referred to above.

(8) 4Q11

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Consolidate leadership in the Portuguese market, while developing an international growth agenda. PT remains committed to a cost, operational, financial and strategic discipline, aiming at focusing on the development of its resources in its core businesses and in its core regions, Portugal, Brazil and sub-Saharan Africa. PT continues to pursue the five key ambitious objectives defined for the medium-term: (1) grow the customer base to 100 million customers; (2) increase its exposure to international operations up to two thirds of revenues; (3) reinforce leadership in all market segments; (4) achieve a top-quartile performance in shareholder return and results, and (5) be a reference in terms of sustainability.

Portuguese operations

Residential: providing a differentiated and sophisticated multi-screen pay-TV experience. The growing connectivity available on next generation access networks will continue to be an overriding trend in the residential segment enabling the simultaneous connection of multiple devices through wireless and wireline networks inside the customer home (TVs, games consoles, PCs, laptops, tablets, smartphones). Multi-screen TV is a key lever for differentiation and Meo is already converging towards a seamless offering on the TV, PC and smartphone. Cloud-based services are becoming an increasingly popular reality allowing easy access to software and technology and higher security in the storage of key information. PT is following this trend having launched over the recent past several innovative applications and services, including (1) Meo Go, a live-TV service available on Wi-Fi and 3G/4G mobile networks; (2) Meo Kanal, an innovative application aiming at bringing the social media features to the TV set; (3) Meo Games, an on-demand advanced gaming service.

Personal: mobile data and convergence as key growth levers. The increased penetration of smartphones, laptops and other mobile data devices, coupled with an explosive growth and proliferation of data services and apps, sets a favourable background for mobile data services. TMN is clearly in the forefront of mobility data services, offering TV (Meo Mobile), music (Music Box) and access to social networks through innovative aggregator and convergent services, which leverage the know-how and brand of Sapo. TMN also leverages on partnerships with key suppliers, using own brand or third party brands, to maintain a distinctive and attractive offering for smartphones, tablets and laptops. Additionally TMN remains focused on designing new tariff plans, like the “e”, an innovative prepaid plan, or the “Unlimited” post-paid plan, which are simpler and customisable and aimed at catalysing the upselling of

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Internet and lock-in of high value customers, shifting way from pricing competition. As a result, TMN commands circa 50% of market share in mobile broadband, according to a Marktest study, and 48% in smartphones, according to a GfK study, clearly ahead of its overall market share.

Enterprise: new services for both corporates and small/medium business leveraging on PT’s unique transport and access networks. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty in these competitive market segments. PT will also leverage its new leading-edge data centre and cloud computing offering, in partnership with Cisco and Microsoft, in order to supply new and distinctive services to the market.

Reinforce leadership in all market segments where PT operates. With the entrance in the pay-TV business, PT is turning around its residential business, starting from an attacker position and, simultaneously, leveraging its position as a major integrated operator, aiming at offering broad and convergent products and services. In a converging world where individuals increasingly need to contact, communicate and consume seamless data services through all types of devices everywhere — at their workplace, at home or on the move —, PT’s unique skills and ability to offer integrated services are proving to be a true competitive advantage in Portugal.

“To make the difference” in customer service. In a context of major market transformation and economic uncertainty, understanding customer needs throughout their life cycle and addressing these needs by ensuring world-class execution is a distinctive factor. This trust-based relationship makes it possible to successfully encourage customers to adhere to increasingly complete products and service packages for longer periods, allowing PT to increase its share-of-wallet.

International operations

Maximise the strategic value of PT’s international assets, reinforcing the focus on Brazil and sub-Saharian Africa. Given PT’s scale, growth prospects and starting position, the Brazilian market remains a priority. Africa will continue to be an important source of growth as well, where PT will reinforce partnerships and explore value-creating investment opportunities.

Brazil: data growth and convergence. In Brazil, through its investment in and partnership with Oi, PT will focus its efforts on leveraging its successful experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, pay-TV and triple-play services to contribute significantly to improve further Oi’s operational and financial performance, considering its strong presence in the Brazilian market and the potential for future growth.

Africa and Asia: Opportunistic M&A and consolidation. PT continues to focus on improving the efficiency of international operations through sharing of best practices amongst all its subsidiaries and through an increased proximity that is being achieved by having top management contacting in person or by video-conference frequently to PT’s operations around the world to better follow-up key developments in each geography.

Focus on operational and commercial excellence of all assets, ensuring the sharing of best-practices. By reinforcing operational and commercial excellence in all operations and promoting the sharing of best-practices amongst all businesses, PT will be able to fully tap the potential of each operation, taking into account the market development status in all segments as well as its competitive positioning.

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Focus on innovation and execution

Innovation: structured approach and partnerships. PT has a structured approach to innovation aimed at establishing a balanced portfolio of projects focused on two key variables: risk level and maturity. Three main categories are defined under this structured approach: (1) incremental innovation (business as usual, low-risk and short-term optimisations); (2) planned innovation (business development, medium-term and medium-risk developments), and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). Additionally, PT’s innovation approach leverages on a network of partnerships with key institutions that are worldwide leaders and a reference in their respective fields. These partnerships are categorised as follows: (1) technological partnerships for the development of new solutions and services (e.g., agreements with Cisco, Corning, Samsung, LG, Huawei and ZTE); (2) partnerships, aimed at sharing best practices and establishing joint collaboration in innovation and R&D (e.g. protocol signed with Singtel); (3) protocols with universities, in order to foster joint R&D and knowledge-building efforts (e.g. partnership with CMU and several Portuguese universities), and (4) R&D partnerships, aimed at developing new technological solutions (e.g. agreements with INESC Inovação and Instituto de Telecomunicações).

Functional merger of the wireless business (TMN) with the wireline business (PTC), with stronger focus on the specific needs of the different customer segments in the Portuguese market. The functional merger of TMN with the wireline business represents a milestone for the organisation, as well as a turning point in efficiency and effectiveness in the way business areas operate. The new organisation is based on two principles:

•                  Stronger customer focus: PT abandoned a company structure organised around fixed and mobile platforms, and changed to a structure centred on the specific needs of each segment, implementing a new organisation around five customer segments: Residential, Personal, SMEs/SoHo, Corporate and Wholesale.

•                  Superior operational efficiency: PT eliminated several decision processes and layers, and reduced the number of directors, enabling a leaner and more agile company to effectively compete in an increasingly challenging environment.

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Execution: next generation networks, distribution and customer care. PT is and will continue to be in the forefront of fibre rollout in Portugal and in Europe, having already covered 1.6 million homes passed with FTTH available and under construction, thus placing Portugal as the most penetrated country in Europe with 46% of households covered, an initiative that was recognised by the FTTH Council Europe with the innovation award “Deployment and Operation of FTTH networks”. PT aims at leveraging its FTTH investment not only to provide advanced and high-speed data and video services to its corporate and residential customers but also to cover TMN’s base stations with fibre in order to allow higher download and upload speeds for TMN’s data customers (85% of TMN sites are already connected with fibre and 25% already use IP/Ethernet backhauling), and simultaneously paving the way for LTE rollout. In effect LTE services were launched in March 2012, with the LTE network covering 20% of population in Portugal from beginning. PT aims to increase coverage to 80% of population by April 2012 and to 90% by the end of 2012. Finally, PT also leverages the most comprehensive WiFi network in Portugal, with around 1,600 hot spots, to enable traffic offload from mobile to fixed networks. PT is also integrating its fixed and mobile distribution networks, thus further extracting scale and scope synergies and leveraging on cross-selling to achieve further differentiation versus its competitors. In addition, PT is implementing an extensive transformation programme and rejuvenating its field force, in order to improve its quality and responsiveness against a backdrop of increasingly complex TV and IT services provided to customers. This transformation is also extended to the customer care area, by focusing on convergence, integration and self-care to improve QoS and customer experience through process optimisation.

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04 Research and development

In 2011, Portugal Telecom maintained its strong commitment to innovation despite the difficult economic environment, by pursuing its strategic objectives and key corporate priorities in order to achieve sustainable growth. In an increasingly competitive and global market, PT positions itself at the forefront of innovation, both in terms of internal processes and the development of innovative services which better respond to customer needs.

Aware of the role that ICT can play in improving the well-being of citizens, Portugal Telecom continued to stimulate innovation, both in new products and services (with benefits for people, companies and public entities), and in innovative marketing campaigns that ensure a closer relationship with customers, such as PT BlueStation. In this context, Portugal Telecom reinforced its investment in broadband access, based on a robust, high capacity and next generation infrastructure, which ensures a rapid and effective response to market demand for high quality standards, while simultaneously maintaining the focus on environmental sustainability.

Portugal Telecom therefore maintains its path in the area of innovation as a structural and differentiating element, having invested around 219 million Euros in Research, Development and Innovation in 2011, which translates into a 9.3% increase from the previous year.

The following Innovation/R&D projects carried out in 2011 can be highlighted:

•                  Consolidation and development of next generation access networks that enable a truly unique customer experience — commitment to FTTH rollout under way and early implementation of LTE;

•                  Design and launch of innovative products and services, leveraging broadband access and higher connection speeds enabled by fibre optics in order to improve customer interactivity and experience.  Examples of such products and services are: MEO GO!, MEO Interativo, MEO Karaoke and WebBox;

•                  Co-development and launch of proprietary smartphones (e.g. TMN A7) and innovative mobile price plans with the purpose of adapting the services to different customer needs (e.g. TMN “kids”, TMN “e”), thus promoting the consumption of mobile data;

•                  Commitment to advanced IT/IS solutions in progress, leveraging PT’s cloud computing strategy to provide end-to-end services to business customers — virtual private clouds, full outsourcing of IT services and security management;

•                  Development of sector-specific solutions in Health (e.g. medical telecare service for seniors), Education (e.g. SAPO Campus and the development of a global solution to manage and control accesses and attendance), Public Sector (e.g. development of Portal da Segurança and Portal da Cultura) and for SMEs (e.g. new integrated solutions by marketing OfficeBox Restaurantes e Cafés, OfficeBox Médicos e Clínicas and OfficeBox Soluções para Retalho — PingWin Software);

•                  Launch of the construction of the new data centre in Covilhã, one of the largest in Europe, in response to growing customer needs in terms of processing power and storage capacity (30 Pbytes);

•                  Implementation of organizational transformation programs to maximize process efficiency and quality of service — new CRM and O&M tools;

•                  Implementation of several projects in the sustainability arena to minimize Portugal Telecom’s environmental footprint, by encouraging all employees to adopt sustainable behaviours (e.g. acquisition and installation of new air conditioning equipment with integrated free cooling systems, monitoring of

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water and energy consumptions and increased environmental awareness in the use of printing equipment).

The structural approach to innovation management introduced by the OPEN Programme, since its inception in 2009, has been critical to promote a culture of innovation across the Group. Innovation is structured around three different time horizons and associated risk profiles: (1) Incremental Innovation — short term initiatives for continuous improvement; (2) Planned Innovation — development of a medium term technological and service offering roadmap; (3) Exploratory Innovation — analysis of the main long term technological trends in the industry and definition of PT’s positioning in these areas. In 2011, the Innovation Cockpit area was created, with the goal of monitoring PT’s efforts in RDI and promoting the access to innovation funding programmes. Business development teams were also set up, with the aim of coordinating cross-segment, structural innovation projects such as Machine-to-Machine, E-health or Cloud Services.

A. Incremental innovation

The contribution of all the employees in the company towards the generation of ideas for continuous improvement has been one of the main sources of internal innovation and constant improvement of processes and services. In this context, the Market of Ideas consolidated its importance as a critical tool that enables all the employees to actively contribute to PT’s innovation processes, by submitting, discussing and rating ideas. The success of this initiative was reinforced during 2011, with the participation of more than two-thirds of the company’s employees in the Market since its official launch. These employees were able to answer several challenges launched by the organization in the last three years. This high level of involvement is a testament to the growing receptiveness of all employees to the culture of innovation that has been instilled in the pursuit of a common goal: sustainable growth.

This initiative, besides having generated over 2400 innovative ideas in 2011, also had a positive impact in the motivation of all employees, fostering a closer alignment with the company’s strategy. The ideas that were implemented enabled significant operational and environmental improvements.

The results of these initiatives have, in some cases, exceeded the initial expected impact. Among others, the measures implemented in 2011 include:

•                  Portal Idade Maior: development of a SAPO web portal with dedicated contents and services for the senior segment (more than 700 registered users and around 650 thousand visitors);

•                  Rationalization of packaging material: reduction in the volume of material used in the packaging of PT products, such as mobile broadband and mobile phones, for instance through the use of resistant recyclable material. This initiative has already generated savings of over 2 million Euros;

•                  Efficient gardens: use of decorative pebbles in several company gardens which enabled annual savings of 100 thousand euros, by reducing water consumption and maintenance costs. Additionally, the reutilization of rain water and water used in bathrooms for irrigation systems allowed the company to save more than 5 thousand euros per year;

•                  Efficient lighting in buildings: switch off of corridor lights in every main building, during weekends and bank holidays. This measure translated into annual savings of 50 thousand Euros;

•                  PT Auctions: creation of a platform on the intranet where the company can auction obsolete materials, freeing up space in warehouses and collecting money that reverts to charity institutions.

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B.            Planned innovation

OPEN continued to develop its work alongside the technical, operational and business areas of Portugal Telecom, guaranteeing a clear medium-term offering roadmap for the several business segments. The aim is to constantly ensure an integrated and detailed development plan for the company’s offering, which translates into competitive gains and added functionalities for end users and which maximizes sustained growth for the company.

1. Products and Services

In order to ensure increased loyalty of current customers and to attract new ones, Portugal Telecom has invested heavily in developing and launching innovative and pioneer solutions in the market, ensuring that the evolving needs of the population are fully met. This loyalty has been consolidated over the years, through the promotion of solutions that ensure greater involvement and proximity between customers and PT’s product line.

a.     New MEO services

Maintaining its commitment towards continuous improvement, MEO has been developing a set of pioneer services in the domestic market, which include a strong focus on promoting a more active and central role of its users. These services are the result of a positioning targeted at improving customer experience, an experience that should become ever more interactive and bidirectional.

Therefore, there was a strong focus on developing additional non-linear content, including new widgets (e.g. MEO Rádios, RFMvi and SAPO Combustíveis) and the availability of new applications designed to make the television experience more interactive, namely specialized channels with exclusive content, such as Secret Story 2 and Biggest Loser 2, and applications with dedicated content (e.g. O Meu Telejornal, Sport TV VoD, Benfica and MEO Surf).

Additionally, and to ensure the enhancement of customer experience, a set of new interactive applications was developed and integrated into the service, such as MEO Interactivo, MEO Karaoke and MEO Kids. These applications introduced new interactive experiences through a broad offering of songs from different languages and categories. To extend this offering, MEO Like Music was also launched, which offers customers the opportunity to watch several exclusive concerts on MEO, live and in high definition, enabling interaction with the artists. Furthermore, MEO VideoClube Card was released, which gives customers a higher degree of control over their monthly spending, by adhering to a prepaid VoD plan.

The MEO Remote app saw the introduction of new features, providing customers with greater control over television content through the use of any portable device (smartphone or tablet PC), such as scheduling recordings remotely.

b.     Multi-platform services

To ensure that customers take full advantage of all the services developed by Portugal Telecom on any device, the company has invested in the development of convergent and multi-platform solutions. MEO GO! was

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developed in this context, with the goal of allowing client to access all services, previously available only on the MEOBox, in any online platform (PC, smartphone and tablet PC).

The online application WebBox was also launched, which enhanced PT’s Cloud offering for residential customers. WebBox ensures the storage and preservation of files on the internet, allowing users to share any type of document, in a simple, flexible and secure way.

c.     New mobile solutions

In 2011, Portugal Telecom continued to develop, both internally and through technological partnerships with leading players, a diversified offer of mobile products and services, such as the launch of new proprietary mobile phones (e.g. TMN A7) and an extended offering of high-end mobile phones and tablet PCs, namely the iPhone 4S, Samsung Galaxy Tab 10.1, Sony Ericsson Xperia PLAY Torch and BlackBerry 9800.

Aligned with a structured segmentation strategy aimed at addressing the specific needs of customer sub-segments, Portugal Telecom launched new mobile price plans, services and applications that enlarged the range of people interested in the company’s products and services. Examples of these offerings include:

•                  TMN Kids: designed to attract the younger generations, this service addresses the growing interest of this segment for mobile communications, by centring its service in the concerns of parents regarding security and cost control;

•                  TMN “e”: this new pre-paid plan introduces additional simplicity, transparency and predictability in the use of the mobile phone. With the same top-up, the new TMN pricing plan allows unlimited voice, messaging and internet access;

•                  TMN DRIVE: application that transforms the smartphone into a GPS navigator. TMN DRIVE provides access to many points of interest, with free access to several Portuguese maps (including islands);

•                  SPOTYAD: innovative service that allows advertisers to promote their brands and products to TMN customers in a fast and simple way, by sending SMS-based messages with discounts and promotions.

d. B2B offering

IT/IS services and solutions

Portugal Telecom has strengthened its strategic focus on innovation as an enabler of efficiency and productivity for its business customers. The development of new SmartCloudPT services, such as Remote Desktops (VDI) and video surveillance solutions, are a reference that translate into competitive advantages for customers to unleash IT cost reductions, increased productivity and mobility.

The new Data Centre in Covilhã, a European reference in terms of energy efficiency and international reach, provides PT with a differentiating value proposition in IT, Cloud and Security services at a global scale.

In fact, Portugal Telecom was recently recognized by Cisco in the areas of Unified Communications and Private Cloud with the Managed Services Channel Partner (MSCP) certification.

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Sector-specific solutions

In 2011, Portugal Telecom maintained its focus in the areas of health and well being, by developing customized solutions for some of the most important national institutions, namely União das Misericórdias Portuguesas (UMP), with which the company signed a protocol in June 2011 in order to provide the following services:

•                  Home Management: centralized system for the several UMP units, with integrated scheduling of home visits and volunteers, clinical record of patients, scheduling of treatments, among others, to enable not only an efficient resource allocation, but also better service levels to patients;

•                  Telecare UMP: with the purpose of fighting isolation and providing improved safety to UMP patients, a telecare offer was also customized — this service provides permanent medical assistance through the use of a phone which allows patients to reach support services directly, in case of emergency, 365 days per year, 24 hours per day.

In addition to these services, PT also invested in the development of innovative solutions for the management of chronic diseases, with an emphasis on technology that fosters self-management of the disease by patients.

Recognizing the key role of Education in the country’s development, Portugal Telecom also invested in the development of solutions that aim at improving the effectiveness of teaching and responding to growing budgetary constraints. For instance, ISCTE-IUL selected Portugal Telecom for the implementation of a global solution to manage and control accesses and attendance for the entire University, encompassing a total of 150 doors (including lecture rooms, auditoriums and building entrances) and 107 attendance points. PT was selected to provide and install switching equipment for a total of 74 different public schools.

Regarding the Public sector, Portugal Telecom promoted the development of innovative solutions for different Ministries and other Public Entities. At this level, the company developed two web portals — Portal da Segurança and Portal da Cultura — with the goal of improving communication between the different related entities and their respective users/citizens.

In what concerns the support to Portuguese SMEs, 2011 marked a reinforced effort in terms of convergent solutions (fixed&mobile and voice&data), as well as in promotional campaigns for fixed and mobile voice. Some of these initiatives were based in the development of sector-specific solutions, such as OfficeBox Soluções para Retalho, OfficeBox Restaurantes e Cafés and OfficeBox Médicos e Clínicas. The Cloud Computing offering was also reinforced through the launch of www.smartcloudpt.pt, which provides a wide range of solutions for enterprise customers. SmartCloudPT enables the provisioning, in a single portal, of PT Prime and PT Negócios products and services for business customers, helping these to develop their business models in a technological, applicational and communications platform, in a faster and more flexible manner.

Machine-to-Machine

Important steps were also taken in the consolidation of a Machine-to-Machine (M2M) offering, through the launch of a range of solutions that enable the interaction, without human intervention, between objects/devices/machines and the information systems that support the management of these devices. These solutions focus in areas like fleet management, energy efficiency and security, among others. PT has been accelerating the creation of a true Internet of Things, thus promoting the evolution of current company business models and improving overall standards of living.

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2.              Technological Infrastructure

In order to offer increasingly innovative services that meet customer needs and requirements, Portugal Telecom has maintained its long term commitment to the upgrade of its leading-edge technological infrastructure.

a.       Network Infrastructure

In the fixed network, Portugal Telecom expanded its FTTH coverage, with more than 1.6 million homes passed with FTTH, available and under constrution, maintaining Portugal’s leading position in Europe in the implementation of a fibre network. Moreover, the FTTH network was strengthened with new ONT — Optical Network Terminal — functionalities and equipment for fibre network monitoring.

Additionally, Portugal Telecom continued its large-scale IPv6 implementation program, with a focus on both enterprise and residential segments, placing the company in the forefront of operators that provide this protocol to their customers.

With an exponential growth in network traffic, Portugal Telecom was also one of the first operators in the world that implemented connections of 100 Gbps between its main network hubs.

In the mobile network, TMN continued to take decisive steps towards implementing a leading-edge 4G network, including the swap of its 2G for a 4G enabled network, having performed in Cascais and Braga the first ever 4G trials in real urban environments in Portugal. Thousands of Portuguese citizens were able to experience the power of the fourth generation of mobile communications during several demonstrations of solutions directed to both individual and enterprise customers.

A relevant upgrade to TMN’s mobile network was also conducted by introducing multi-standard equipments, enabling improvements in the quality of service and the adoption of more efficient and environmentally sustainable technologies.

Lastly, Portugal Telecom undertook major steps in the optimization of the mobile network infrastructure by developing solutions to seamlessly handover traffic from the mobile network to WiFi networks.

b.       Data Centres

On the 21 October 2011, in Covilhã, Portugal Telecom began the construction of one of the largest Data Centres in the world, which will become totally functional at the end of 2012 and will be supported by a high debit fibre optics network that will connect it to the main global communications networks. Designed by Professor Carrilho da Graça, the new Data Centre will occupy over 75,500 m2 and will have the capacity for more than 50 thousand servers with 30 Pbytes, allowing the export of data storage capacity to European companies and technology providers. The project will create more that 1,400 qualified jobs, directly and indirectly, positioning Covilhã as one of the cities that will contribute the most to the economic development of the country.

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The new Data Centre will also differentiate itself through the high levels of sustainability and energy efficiency, with savings of 144 thousand tons of CO2 and 40% in energy consumption.

The commitment to Covilhã also involves partnerships with several local entities, namely with business associations (e.g. ANIL and NERBAC) and academic institutions (e.g. Universidade da Beira Interior e Associação de Estudantes da Universidade da Beira Interior).

3.              Operational Efficiency

There were also several projects developed and launched with the purpose of achieving higher levels of operational efficiency and productivity of the entire organization, regarding both processes and the management of customer relations and company resources. In this field, several projects can be highlighted:

•                  SAP RMCA Project: consolidation and development of an integrated collections management system for every company of the Group;

•                  CRM Project: single CRM solution for all the companies of the Group based in Portugal (PTC, PT Prime and TMN), enabling improvements in the quality of service provided, in the relationships established with customers, in the focus of commercial efforts and in the capabilities of the sales force (cross-selling, acquisition and retention of customers);

•                  SIT-E Project: evolution of the order entry software that supports B2B services to a new platform, with impact in terms of time-to-market of new products and services, ensuring a better record of business products and services;

•                  Selfcare Global and PT Client Projects: convergence of the several self-care portals of the different customer segments in a unique, multiplatform interface, where customers can access and manage, in an integrated manner, the entire portfolio of PT services;

•                  Order Management: this system increases the flexibility in the provisioning of services, supporting the operational departments.

4.              Environmental sustainability

To be regarded as an economic, social and environmental reference is a key strategic commitment of PT, which has been imprinted in its culture and acting model. In order to serve current and future generations, the company must constantly strive to launch the foundations for new ways of living, working and communicating for the next 100 years. In this sense, environmental sustainability continues to be critical to the company, being part of its five strategic pillars.

On the one hand, every structuring project developed by Portugal Telecom is planned in order to minimize the environmental impact of the company. On the other hand, every employee is encouraged to contribute with ideas for improvement in this area and to look for new ways to reduce the environmental footprint of their work processes. The recognition of the company’s effort in the promotion of sustainable behaviours and initiatives is evident by the presence of the company in the two most relevant indexes in this field — the Dow Jones Sustainability Index (DJSI) and the FTSE4Good, positioning the Group as a reference in terms of sustainability and reduction of its environmental footprint at a global level. In this context, some measures implemented in 2011 should be highlighted:

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•                  Green IT — Through Virtualization: Portugal Telecom has been increasing its internal virtualization indexes, by committing to the massive use of cloud solutions in order to enhance significant energy efficiency gains, resulting in an increase of the virtualization index from 34% in 2010 to 42% of the total server infrastructure in 2011;

•                  CopyPoint: through the consolidation of the entire set of printing and fax devices in a centralized management service, PT achieved significant efficiency gains, ensuring an alignment with the best environmental practices and encouraging behavioural changes in the employees. This project allowed, in the first semester after implementation, a reduction of 20% in paper consumption, 40% in consumables and 60% in equipment energy consumption;

•                  Efficient air conditioning systems: replacement of old, less efficient air conditioning equipment with new equipment with refrigeration power adapted to existing loads, and thus more energy efficient. It is important to highlight that the majority of these machines already have freecooling systems;

•                  Installation of new LED lighting: replacement of every fluorescent light bulb in every PT building with new LED lighting technology, resulting in a 94% reduction in energy consumption (savings of 25 thousand Euros annually) and an increase of their useful life;

•                  Monitoring and detailed analysis of energy consumption: detailed presentation of energy consumption information in real time. By presenting diagnostics and improvement measures, it enables the reduction of electrical energy consumption in some company areas. It is also possible to develop specific actions in the technical field, as well as in raising awareness of all the employees;

•                  Autonomous photovoltaic solution: development of an innovative autonomous photovoltaic solution to overcome the previous energy inefficiencies. This action resulted in annual energy savings of 15,277 kWh, a reduction in CO2 emissions of 7.18 tons. The expected payback period on this investment is 4.3 years. This project allowed a dismissal of around 90% of the total energy previously consumed, simultaneously guaranteeing the continuous security of the satellite station.

C. Exploratory Innovation

The current competitive environment and the tremendous technological advances witnessed in recent years have induced rapid changes in the industry and a constant emergence of new paradigms. In this context, exploratory innovation plays a critical role in achieving the high standards of competitiveness required for success and business sustainability, securing market leadership in the long term. Portugal Telecom assumes exploratory innovation as a cornerstone of its sustainability model leveraged on the expertise of its internal research and development teams. In addition to the internally developed skills in this field, Portugal Telecom uses an extensive network of partnerships to enhance its knowledge in issues concerning exploratory technology, from suppliers and industry partners to universities and research institutions.

1.              Exploratory Innovation driven by internal units

Portugal Telecom’s exploratory projects are mainly carried out by PT Inovação, with a particular focus on optimising technological infrastructure, and SAPO, an internal software boutique oriented towards the development and integration of multiplatform applications.

The various exploratory innovation projects at PT have been recognized and supported by several funding programs, both national and international, thus reducing the risk associated with investments where, due to the

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long term horizon of their implementation, returns is an uncertainty. In this context, in 2011, several projects were approved through a variety of funding programs such as QREN, CIP and FP7 (of the European Commission), in a very broad spectrum of research areas such as Health, Cloud Computing, Smart Cities and Machine-to-Machine.

a.       PT Inovação

During 2011, PT Inovação worked on several exploratory areas, most notably:

•                  Design and prototype of a solution for aggregating access networks (multi radio access) to provide video services over high debt networks based on WiFi and HSPA terminals with Android OS;

•                  Design and performance evaluation of a solution that aggregates LTE bands (700, 2600MHz);

•                  Design of indoor location based solutions based on fingerprint in WiFi networks;

•                  Design of a solution that optimizes parameterization of APs femto in LTE networks;

•                  Design of cooperative energy efficiency solutions in wireless networks with a particular focus on 3GPP LTE and femtocells;

•                  Development of framework prototype of seamless mobility and network offload solution;

•                  Study and testing in pervasive computing;

•                  Development of context framework prototype;

•                  Design and testing of electronic authentication solutions for e-Gov services using mobile devices;

•                  Testing and prototyping in mobile augmented reality and social computing;

•                  Proof of concept for augmented reality mobile gaming for collaborative participation, e.g. for enhanced branding and churn prevention;

•                  Exploration of new interaction solutions for digital companions;

•                  Testing, implementation and demonstration of network virtualisation solutions and cloud networking (IaaS);

•                  Design and testing in the cloud services field (PaaS - Platform as a Service);

•                  Participation in various initiatives and projects regarding future internet.

Many of these projects were carried out under international collaboration programmes, which were mainly developed along these three lines:

•                  In the context of projects promoted by the European Union (within its Framework Programmes FP7 and CIP), with the following 12 projects:

•                  FIVER — Development of architecture for access network based on FTTH. Quintuple-play services offer: IP data (GbE), voice (LTE femtocell), HDTV (UWB), LAN (WiMAX), and home security / control (WiMAX);

•                  COGEU — Analysis of new approaches for the exploration of TV White Spaces (TVWS) and the evaluation of gains achieved with the use of 3G/LTE TVWS (e.g. capacity);

•                  C2POWER — Optimization of energy efficiency in cellular networks through cooperation between RATs;

•                  ALICANTE — Development of an ecosystem for advanced distribution and adaptation of digital multimedia content in heterogeneous environments;

•                  Bravehealth — Creation of a platform for control and treatment of cardiovascular patients through continuous and remote monitoring of the cardiovascular system;

•                  SAIL — Development of Cloud Networking, aimed at integrated management and control of IT and network resources, demonstrated through prototypes;

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•                  MEDIEVAL — Definition of a new mobile architecture for multimedia services;

•                  SOCIETIES — increase in the knowledge of PSS for Community Smart Spaces (CSS);

•                  Cloud4SOA — Development of interoperability mechanisms for Cloud Computing infrastructure. Development of a pilot to integrate a Service Delivery Framework (SDF) in a Cloud Computing environment;

•                  VOICES — Improved access to content and services in emerging countries.  Development of pilots in Africa on health, agriculture and reforestation;

•                  SEMIRAMIS — Design and testing of a secure infrastructure, authentication, authorization, management and information sharing involving public and private entities;

•                  WHERE2 — Design, development and evaluation of techniques for indoor mobile terminal location with accuracy similar to outdoor GPS environments.

•                  In EURESCOM’s strategic studies in telecommunications (e.g. Project P2154 — Network Measurements and Analysis of IP Traffic, Project P2155 - Towards networks and services supporting the human cognition and P2054 — Energy Efficiency — Business opportunities for telecom operators);

•                  In the EUREKA Celtic-Plus programme and ITEA 2 (e.g. elaboration of the proposal for the GreenT Project — Green Terminals for Next Generation Wireless Systems and involvement in the CarCoDE proposal - Platform for Smart Car to Car Content Delivery).

Regarding intellectual property, PT Inovação filed two provisional patent requests and converted another four provisional requests into permanent requests (two of which were international patent requests):

•                  Provisional patent requests:

•                  “Método de Equalização Não-Linear do Canal Ótico no Domínio da Frequência”;

•                  “Filtro Seletivo de Canais de Televisão Integrado num terminal de fibra ótica”.

•                  Conversion of provisional into permanent patent requests:

•                  “Concentrator for networked sensors and remote meters, supporting diverse network access technologies with automatic fallback strategies, and sensor access security support”;

•                  “Managing Link Layer Resources for Media Independent Handover”, co-developed with the Aegean University and the National Centre for Scientific Research “Demokritos”;

•                  “Sistema de informação para atendimento ao público”, co-developed with UTAD;

•                  “Componente óptico reflectivo integrado num terminal de fibra óptica”.

b.       SAPO

SAPO has assumed an increasingly important role in the development of innovative and creative solutions, thereby enhancing the delivery of pioneering products and services in the market and extending this philosophy throughout the organization. Currently, SAPO employs over 200 people in the development of R&D activities.

The main areas of investigation pursued by SAPO are centred around the development of multiplatform apps, the creation of web content, the generation of online communities, the improvement of user interfaces and the development of online advertising platforms.

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2.     R&D Ecosystem of Partnerships

Portugal Telecom has established a network of strategic partnerships with leading-edge companies and institutions, fostering an enlarged and dynamic ecosystem of exploratory innovation. This guarantees access to cutting-edge solutions and ensures shorter time-to-market.

These partnerships can be grouped into: (a) technological partnerships; (b) strategic partnerships; (c) partnerships with universities, and (d) partnerships with research institutions.

a.       Technological Partnerships

Portugal Telecom has maintained agreements with leading international suppliers, such as Corning, Cisco, and Huawei, in order to provide its customers with access to next generation services based on fibre optics. These partnerships are not limited to supplier relationships, also covering joint development of solutions adapted to the Portuguese market. In 2011, Portugal Telecom also maintained key partnerships with equipment vendors such as Samsung, LG, Nokia Siemens and ZTE, for the joint development of customised products for the Portuguese market.

b.       Partnerships with Telecom Operators

Portugal Telecom maintained its focus on establishing partnerships with other telecommunications operators to share best practices and collaborate in innovation projects. In this context, PT and Singtel, the leading operator in Singapore, maintained joint collaboration efforts to share knowledge, benchmarks and operational and commercial best practices.

c.       Partnerships with Universities

Portugal Telecom has been working with several international and national universities in the development of projects with an exploratory nature. In this context, PT maintained its participation in the Carnegie Mellon Programme, acting as an industrial partner. Some major projects developed with universities include:

•                  SENODs — Cyber-Physical Systems Technologies for Energy-Optimized Data Centres — aligned with the company’s sustainability strategy, this project, supported on cyber-physical system technologies, aims to address energy efficiency challenges in data centres. The innovative solution which was tested, based on a wireless sensorial network, enabled the identification of areas for improvement in infrastructure management by reducing energy consumption and TCO (total cost of ownership);

•                  TRONE — Trustworthy and Resilient Operations in a Network Environment — in 2011 the following results were achieved by this project: (1) adaptation of tools for diagnosing faults in virtualization systems, (2) development of a resilient architecture for monitoring (Intrusion Fault Tolerant Broker), and (3) the creation of a prototype for hardened virtualization mechanisms, capable of intrusion detection, recursive use of virtualization and trusted hardware components;

•                  NeTS — Next Generation Network Operations and Management — a new operational framework was developed to integrate in the PULSE platform, which allows the inferring of root-causes of failures that may arise in IP networks and services of the PT Group in real-time (with special focus on IPTV services).

Regarding the Carnegie-Mellon programme, Portugal Telecom also collaborated in the development and guidance of eight projects for master’s theses with particular focus on security associated with IPTV, IPv6 and

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Mobile Payments, in addition to providing support to 12 employees for the completion of Professional Master’s programs.

With respect to the work with Portuguese Universities, Portugal Telecom has collaborated over the years with leading universities in various development projects (Aveiro, Porto - FEUP, Coimbra, Minho, Trás-os-Montes and Alto Douro, Beira Interior, Lisbon - IST, Eduardo Mondlane University and Faculdade de Ciências). In this context, the following initiatives carried out in 2011 can be highlighted:

•                  VERBATIM Project — Development of modules for automatic processing of news in the Portuguese language through the creation of methods for automatic extraction of quotations (direct and indirect) and the identification and tracking of news topics for subsequent automatic classification of news;

•                  LTE integration in future network architecture in a mobility perspective — investigation of an LTE network architecture with a focus on mechanisms and QoS parameters as well as studies of mobility management processes defined by 3GPP;

•                  Advanced Playground & Innovation - portal that allows the aggregation of several API’s available not only for SAPO products, but also for their partner and not accessible to the general public. The portal will thus enhance closer cooperation with Universities in a more controlled environment;

•                  Distribution of context-aware content in social networks - development of a Context Aware application that enables the distribution of User Generated Content, based on information obtained via Context Broker;

•                  REACTION Project — computational journalism with recovery, extraction and information aggregation mechanisms for news management by analyzing news content available online;

•                  POLO II - Intelligent Personal Learning Environment - exploration of techniques and methodologies for collecting and extracting information based on context and the development of prototypes in which these techniques are applied in a personal learning environment;

•                  DoctorMobile - Development of a system of monitoring patients with chronic pain, resorting to the use of smartphones by collecting periodic information on the status of patients and automatic generation of alert messages to doctors and patients;

•                  SAPO Listas - construction of a language resource consisting of lists of words grouped in semantic categories providing lexical-semantic information to support the construction of systems for information extraction and text classification;

•                  SAPOFit Project - development of m-health applications (mobile health) for Android OS and iPhone OS aimed at monitoring and evaluating the health status of the user, and the recording of daily sporting activities;

•                  iNeighbour TV Project - encouragement of the use of social networking applied to consumption contexts of seniors and their information needs (e.g. health content), based on the supply of new technological solutions of Meo — Presentation Framework.

•                  Web Technologies — application of new solutions to educational contexts, materialised in SAPO CAMPUS — a tool that converges new Web 2.0 services (blogs, videos, photos, wiki, messenger, widgets) with PLE — Personal Learning Environment — concepts;

With the intent of promoting a closer relationship between the industry and universities, the SAPO Labs project has the main objective of developing innovative projects in the area of technology, with a start-up incubation environment.

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d.                    Partnerships with Research Institutions

To consolidate the exploration of new opportunities in the long term, Portugal Telecom has also established several protocols with various research institutions, such as INESC (Porto and Coimbra), the Institute of Telecommunications and the Instituto Pedro Nunes. Through these protocols, Portugal Telecom seeks to bring its business areas closer to research institutions, thus ensuring the development of innovative projects with goals such as the optimization, integration and security of networks, the development of IP multimedia systems, the creation of new platforms to expose and create cloud services and the communication between machines.

In addition, PT Inovação, as a founding member of Instituto de Telecomunicações, has been actively involved in the funding of a very broad range of projects in subjects such as Context Aware, Health, Cloud, and Machine-to-Machine.

3.              Innovation in International Operations

Portugal Telecom is an operator with a global presence, and thus seeks to spread a culture of innovation across the various geographies in which it is present, thereby contributing to the development of emerging economies in several continents.

PT Inovação has been a key element of this strategy and has established centres of innovation in Brazil and several African countries. Currently, almost half of its revenues are already generated in markets outside Europe (5% in South America, 13% in Africa and 23% in Asia).

Additionally, Portugal Telecom has invested heavily in innovation in all of its international operations. The following initiatives should be highlighted:

•                  Unitel (Angola): investment in the development of mobile data offers, the launch of innovative services, the expansion and improvement to 2G and 3G networks and the deployment of a fibre optics backbone in Luanda and provinces;

•                  MTC (Namibia): launch of innovative services such as Aweh Aweh (with weekly top-ups and better terms for customers) and the Netman internet service (with a speed of 7.2 mbps). Additionally, a significant investment was made in the upgrade of the 2G and 3G networks (with single RAN technology), as well as in backbone development;

•                  CVT (Cape Verde): launch of innovative services such as CVT Negócios (targeting the business segment) and residential and business bundled offers (with laptops, ADSL, mobile broadband and TV), as well as investment in new communications technologies (e.g. deployment of a modern fibre optics network). Additionally, a significant IS upgrade was performed through a more versatile and robust BSS/OSS solution;

•                  CST (São Tomé and Príncipe): investment in network capacity to cope with a strong growth in the customer base and development of clean energy supply solution for remote base stations (solar and wind power);

•                  CTM (Macao): development of data offering, investment in expansion and improvement of 2G and 3G networks and deployment of fibre optics (FTTH) connections for key corporate customers;

•                  TT (East Timor): continued streamlining of service offering (3G mobile broadband, pre and post-paid; bundle with PC, 3G dongle and included balance; mobile Internet; and Sapo.tl Portal) and infrastructure

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development, such as the expansion of the 2G and 3G networks and the significant upgrade of information systems. Additionally, a project was launched to supply power to stations using solar energy.

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05 Financial Review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2011	2010	y.o.y
Operating revenues	6,146.8	3,742.3	64.3%
Portugal (2)	2,892.0	3,124.5	(7.4)%
Residential	682.3	647.0	5.4%
Personal	768.4	865.0	(11.2)%
Enterprise	982.1	1,079.6	(9.0)%
Wholesale, other and eliminations	459.2	532.8	(13.8)%
Brazil • Oi	2,412.1	n.a.	n.m.
Other and eliminations	842.7	617.8	36.4%
Operating costs (3)	3,958.9	2,250.6	75.9%
Wages and salaries	1,020.5	637.1	60.2%
Direct costs	1,012.3	547.6	84.9%
Commercial costs	517.7	392.9	31.7%
Other operating costs	1,408.4	672.9	109.3%
EBITDA (4)	2,188.0	1,491.7	46.7%
Post retirement benefits	58.5	38.2	53.2%
Depreciation and amortisation	1,325.6	758.6	74.7%
Income from operations (5)	803.9	694.9	15.7%
Other expenses (income)	59.9	281.2	(78.7)%
Curtailment costs, net	36.4	145.5	(75.0)%
Net losses (gains) on disposal of fixed assets	(9.2)	(5.5)	65.8%
Net other costs (gains)	32.6	141.2	(76.9)%
Income before financ. & inc. taxes	744.0	413.8	79.8%
Financial expenses (income)	212.9	81.6	160.9%
Net interest expenses (income)	297.1	185.0	60.6%
Equity in earnings of affiliates, net	(209.2)	(141.7)	47.6%
Net other financial losses (gains)	125.0	38.3	226.7%
Income before income taxes	531.1	332.2	59.9%
Provision for income taxes	(108.2)	(77.5)	39.6%
Income from continued operations	422.9	254.6	66.1%
Income from discontinued operations	0.0	5,565.4	n.m.
Income before non-controlling interests	422.9	5,820.1	(92.7)%
Losses (income) attributable to non-controlling interests	(83.8)	(147.9)	(43.3)%
Consolidated net income	339.1	5,672.2	(94.0)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include former wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

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Consolidated operating revenues

In 2011, consolidated operating revenues increased by 64.3% y.o.y to Euro 6,147 million, as compared to Euro 3,742 million in 2010, as a result of the proportional consolidation of Oi and Contax, as from 1 April 2011 (Euro 2,768 million), and Dedic/GPTI, as from 1 July 2011, following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding this effect, consolidated operating revenues would have decreased by 9.7% y.o.y to Euro 3,380 million in 2011, as a result of revenue decline in Portuguese telecommunication businesses and the disposal of Dedic/GPTI to Contax on 1 July 2011 and notwithstanding revenue growth in international operations, namely MTC in Namibia and Timor Telecom.

In 2011, revenues from Portuguese telecommunication businesses decreased by 7.4% y.o.y (Euro 232 million), due to: (1) revenue decline in the Personal customer segment (Euro 97 million), as a result of lower equipment sales (Euro 12 million), lower interconnection revenues (Euro 29 million) and lower customer revenues (Euro 55 million) reflecting challenging economic conditions, the impact of a VAT increase (+3pp y.o.y in 1H11 and 2pp y.o.y in 2H11) and increased popularity of tribal plans; (2) the decline in the Enterprise segment (Euro 97 million), as a result of public administration freeze of relevant projects and also lower interconnections revenues, and (3) lower revenues associated with the wholesale and other businesses (Euro 74 million), including a negative impact from the directories business (Euro 20 million), in which PT has a financial investment of 25% and the company is managed by Truvo. The total direct impact of regulation in revenues amounted to Euro 38 million in 2011, including declining MTRs, roaming prices and other. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 6.2% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment (+5.4% y.o.y), namely Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple-play offers. In 2011, non-voice revenues in Portugal represented 46.5% of service revenues, having grown 3.6pp y.o.y. The transformation of PT’s services portfolio and changes in the revenue mix is making its performance more resilient and predictable.

In the Residential customer segment, operating revenues increased by 5.4% y.o.y in 2011, from Euro 647 million to Euro 682 million, on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV). Residential retail accesses or retail revenue generating units (RGUs) increased by 9.2% y.o.y, reaching 3,557 thousand, with pay-TV and broadband accesses already accounting for 53% of total residential retail accesses in 2011. Unique customers stood at 1,881 thousand, up by 1.0% y.o.y and RGU per unique customer reached 1.9 at the end of 2011. Pay-TV customers increased by 198 thousand, reaching 972 thousand, up by 25.5% y.o.y, while broadband customers increased by 102 thousand to 911 thousand, up by 12.6% y.o.y. Retail RGU per access increased by 9.1% y.o.y in 2011 to 2.12. This solid performance was underpinned by the investment in the coverage of 1.6 million households with FTTH, available and under construction, which continues to show steady commercial traction as more households become available for commercial sales.

In 2011, Personal operating revenues decreased by Euro 97 million (-11.2% y.o.y) to Euro 768 million, mainly due to lower customer revenues (Euro 55 million), interconnection revenues (Euro 29 million) and equipment sales (Euro 12 million). The 8.2% y.o.y decline in customer revenues reflected the effects of challenging economic conditions, which has made customers even more price sensitive, more competitive pressures and increased popularity of tribal plans. Customer revenues also reflected lower revenues from mobile broadband, which due to increased prices sensitivity and take up of double and triple-play offers is leading customers to move to lower value plans. Lower interconnection revenues reflected primarily the glide path of MTRs. In 2011, data revenues from Personal operating segment accounted for 30.9% of service revenues (+1.7pp y.o.y), as a result of the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of “e nunca mais acaba” and increased penetration of smartphones, which is partially offsetting the pressure on mobile broadband revenues.

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Operating revenues from the Enterprise customer segment decreased by 9.0% y.o.y in 2011(Euro 97 million), from Euro 1,080 million to Euro 982 million, penalised by the economic environment and consequent cost cutting efforts from companies and the one-off projects with the public administration that took place in 2010. PT’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, PT continued to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

Wholesale and other operating revenues, including intra-portuguese businesses eliminations, decreased by Euro 74 million (-13.8% y.o.y) to Euro 459 million, impacted by: (1) lower revenues from directories (Euro 20 million); (2) lower wholesale revenues (Euro 25 million), mainly due to lower ULL revenues and lower capacity sales, and (3) lower revenues from public phones (Euro 4 million). The impact of regulation in wholesale revenues was Euro 3 million in 2011.

In 2011, Oi’s revenues stood at Euro 2,412 million, equivalent to R$ 5,612 million. Oi’s results are proportionally consolidated as from 1 April 2011, reflecting the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom.

Other revenues, including intra-group eliminations, increased by 36.4% y.o.y in 2011 to Euro 843 million. This performance was mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 359 million), including Dedic/GPTI as from 1 July 2011, and (2) an increase of 10.6% and 7.0% y.o.y at Timor Telecom and MTC, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI, that was fully consolidated until 30 June 2011 and then integrated in Contax.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 57.7% in 4Q11, while Brazil accounted for 52.6% of consolidated operating revenues.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortization)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits, amounted to Euro 3,959 million in 2011 and Euro 2,251 million in 2010, an increase of Euro 1,708 million primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 1,986 million), including the Dedic/GPTI business as from 1 July 2011. Adjusting for this effect, consolidated operating costs would have decreased by 12.3% y.o.y (Euro 277 million) in 2011 to Euro 1,973 million, reflecting basically (1) a reduction at Portuguese operations, primarily as a result of strict cost control, strong focus on the profitability of operations and lower direct costs resulting from the decrease in operating revenues, and (2) a lower contribution from Dedic/GPTI as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

Wages and salaries increased by 60.2% y.o.y (Euro 383 million) in 2011 to Euro 1,020 million, as compared to Euro 637 million in 2010, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 505 million), including the Dedic/GPTI business as from 1 July 2011. Adjusting for this effect, wages and salaries would have decreased by 19.2% y.o.y (Euro 122 million) in 2011 to Euro 515 million, reflecting lower contributions from: (1) Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax, and (2) the telecommunications business in Portugal, reflecting primarily lower variable and overtime

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remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2010. Wages and salaries accounted for 16.6% of consolidated operating revenues in 2011.

Direct costs increased by 84.9% y.o.y (Euro 465 million) in 2011 to Euro 1,012 million and accounted for 16.5% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 521 million). Adjusting for this effect, direct costs would have decreased by 10.3% y.o.y (Euro 57 million) in 2011 to Euro 491 million, primarily due to lower contributions from the telecommunications business in Portugal, as a result of a decrease in interconnection costs, due to lower MTRs, and the decline in the directories business, which more than offset an increase in programming costs due to the continued growth in pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV is reaching critical mass.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by 31.7% y.o.y (Euro 125 million) in 2011 to Euro 518 million and accounted for 8.4% of consolidated operating revenues. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 152 million). Excluding this effect, commercial costs would have decreased by 7.0% y.o.y (Euro 28 million) in 2011 to Euro 365 million, mainly due to a reduction at the Portuguese telecommunications business, reflecting primarily lower costs of products sold due to the racionalisation of TMN’s handset portfolio and lower equipment sales, which more than offset higher commissions on the back of higher commercial activity in the 2011 Christmas period.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, amounted to Euro 1,408 million in 2011, as compared to Euro 673 million in 2010. This increase reflected primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 807 million), which includes Dedic/GPTI as from 1 July 2011. Adjusting for this effect, other operating costs would have decreased by 10.6% y.o.y in 2011 to Euro 602 million, basically due to lower contributions from: (1) the telecommunications business in Portugal, as the increases in support services and provisions were offset by lower maintenance and repairs, following the rollout of Portugal Telecom’s FTTH network, and by the benefits resulting from cost cutting initiatives undertaken such as renegotiation of collection fees and car pooling for sales force; and (2) the Dedic/GPTI business, which was fully consolidated until 30 June 2011 and then integrated in Contax.

EBITDA

EBITDA increased by 46.7% y.o.y to Euro 2,188 million in 2011, as compared to Euro 1,492 million in 2010, primarily due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 782 million), including Dedic/GPTI in Contax as from 1 July 2011. Excluding this effect, EBITDA would have decreased by 5.8% y.o.y to Euro 1,406 million in 2011, equivalent to a margin of 41.6% (+1.8pp y.o.y). EBITDA performance in the period, excluding the proportional consolidation of Oi and Contax, was impacted by the revenue decline and notwithstanding a 12.3% y.o.y reduction in operating costs. This effect was partially offset by the improvement in gross margin from the residential segment in 2011, as a result of achieving critical mass in the pay-TV business, higher penetration of FTTH customers and continued focus on cost cutting.

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EBITDA by business segment (1)	Euro million

	2011	2010	y.o.y
Portugal	1,305.5	1,377.6	(5.2)%
Brazil • Oi	747.6	0.0	n.m.
Other	134.9	114.1	18.2%
EBITDA	2,188.0	1,491.7	46.7%
EBITDA margin (%)	35.6	39.9	(4.3	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 1,306 million in 2011 (-5.2% y.o.y), equivalent to a 45.1% margin, a 1.1pp annual improvement. In 4Q11, EBITDA margin increased by 0.3pp y.o.y, reaching 43.5%, a resilient performance (+1.3pp in 3Q11, +1.2pp in 2Q11, +1.5pp in 1Q11) that underlines the sustainability of PT’s cost cutting initiatives. Operating costs decreased by 9.2% y.o.y, on the back of: (1) pay-TV reaching critical mass, which leads to lower programming costs per customer; (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) the implementation of transformation initiatives, namely in customer care and field force, promoting the usage of self-care and benefiting from fixed-mobile integration; (4) simplification of commercial offers and business processes, namely for the Personal customer segment, and (5) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus. This solid performance was achieved against a backdrop of lower contribution to revenues and EBITDA derived from the directories business, which contracted Euro 20 million and Euro 6 million, respectively.

In 2011, Oi’s EBITDA reached Euro 748 million, equivalent to R$ 1,739 million, corresponding to its proportional consolidation as from 1 April 2011. EBITDA margin in the period stood at 31.0%.

Other EBITDA increased by 18.2% y.o.y to Euro 135 million in 2011 mainly due to: (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 37 million), and (2) the 9.1% and 2.3% y.o.y growth in Timor Telecom and CVT, respectively. These effects were partially offset by a lower contribution from Dedic/GPTI business, that was fully consolidated until 30 June 2011 and then integrated in Contax.

Fully and proportionally consolidated international assets represented 45.2% of PT’s EBITDA in 4Q11. Brazilian businesses accounted for 37.7% of EBITDA in the period and fully consolidated African businesses accounted for 5.8% of EBITDA.

Net Income

Post retirement benefits costs increased to Euro 59 million in 2011 from Euro 38 million in 2010, reflecting primarily a prior year service gain booked in 2010, amounting to Euro 31 million, related to regulatory changes introduced in the pension formula. Adjusting for this effect, post retirement benefits costs would have decreased by Euro 11 million, reflecting primarily the positive impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (Euro 16 million), which was completed in December 2010 and was partially offset by the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 5 million).

Depreciation and amortisation costs increased by 74.7% y.o.y to Euro 1,326 million in 2011, reflecting primarily the proportional consolidation of Oi and Contax (Euro 545 million). In 2011, depreciation and amortisation costs included the amortisation of intangible assets recognised as a result of the purchase price allocation of PT’s investments in Oi and Contax, amounting to Euro 47 million in 2011. Adjusting for the proportional consolidation of Oi and Contax, depreciation and amortisation costs would have increased by 2.9% to Euro 781 million in 2011, due to higher contribution from the Portuguese telecommunication businesses (Euro 22 million), as a result of the

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FTTH rollout and pay-TV growth, partially offset by the impact of the swap of TMN’s 2G equipment to LTE (4G enabled equipment).

Curtailment costs decreased to Euro 36 million in 2011 compared to Euro 146 million in 2010, reflecting the reduction in employees undertaken by the end of 2010.

Net interest expenses increased to Euro 297 million in 2011 as compared to Euro 185 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax, including the holding companies, as from 1 April 2011 (Euro 175 million). Adjusting for this effect, net interest expenses would have decreased by Euro 63 million to Euro 122 million in 2011, mainly as a result of: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) the reduction in the average cost of debt from Portuguese businesses, excluding the impact of the interest income on cash deposits in Brazilian Reais as referred to above, which stood at 3.3% in 2011 compared to 4.4% in 2010. These effects more than offset the impact of the increase in the average net debt from Portuguese businesses, reflecting: (1) the investments in Oi and Contax concluded on 28 March 2011 (Euro 3,728 million); (2) the dividends paid in June 2011 (Euro 1,118 million), and (3) the debt related to the transfer of unfunded pension obligations completed in December 2010 (Euro 1,022 million), which more than offset the impact of the first and second instalments received from Telefónica in 2010 (Euro 5,500 million) and the last instalment received in October 2011 (Euro 2,000 million) in relation to the Vivo transaction.

Equity in earnings of affiliates amounted to Euro 209 million in 2011, as compared to Euro 142 million in 2010. In 2011, this caption includes a gain of Euro 38 million related to the completion of the disposal of the investment in UOL for a total amount of Euro 156 million, while in 2010 includes non-recurring losses on investments in associate companies, totalling Euro 36 million, to adjust its carrying value to the corresponding estimated recoverable amounts. Adjusting for these effects and also for PT’s share in UOL’s earnings in 2010 (Euro 14 million), equity accounting in earnings of affiliated companies would have amounted to Euro 172 million in 2011 and Euro 164 million in 2010 reflecting primarily the improvement in earnings of Unitel and CTM.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, increased from Euro 38 million in 2010 to Euro 125 million in 2011, reflecting primarily: (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 68 million), and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 108 million in 2011, from Euro 78 million in 2010, corresponding to an effective tax rate of 20.4% and 23.3%, respectively. This increase is primarily explained by: (1) a tax gain recorded in 2010, amounting to Euro 59 million, in relation to a corporate restructuring of Africatel businesses, and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 7 million). Adjusting for the above mentioned one-off tax effects, income taxes would have decreased mainly due to the impact of lower non-deductible interest expenses, while the effective tax rate, adjusted for the effects mentioned above and the impacts of non recurrent losses recorded in 2010 and adjustments to prior year income taxes, would have been 24.4% in 2011 and 25.6% in 2010.

Income from discontinued operations amounted to Euro 5,565 million in 2010, including primarily: (1) the capital gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010; (2) Vivo’s earnings before non-controlling interests up to the disposal date, and (3) the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

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Income attributable to non-controlling interests amounted to Euro 84 million in 2011, including the impact of the proportional consolidation of income attributable to non-controlling interests of Oi and Contax as from 1 April 2011 (Euro 10 million), as compared to Euro 148 million in 2010, includig the income attributable to non-controlling interests of Vivo (Euro 61 million). Adjusting for the above mentioned effects, income attributable to non-controlling interests would have decreased from Euro 87 million in 2010 to Euro 74 million in 2011, primarly explained by the reduction in non-controlling interests from African businesses (Euro 11 million).

Net income amounted to Euro 339 million in 2011. In 2010, net income amounted to Euro 5,672 million, primarily affected by the net income from discontinued operations and the corresponding non-controlling interests related to the disposal of the investment in Vivo.

Capex

Capex increased by 53.3% y.o.y to Euro 1,224 million in 2011, as compared to Euro 798 million in 2010, mainly due to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 474 million). Excluding this effect, capex would have decreased by 6.1% y.o.y in 2011 to Euro 750 million, equivalent to 22.2% of revenues.

Capex by business segment (1)	Euro million

	2011	2010	y.o.y
Portugal	647.0	657.2	(1.6)%
Brazil • Oi	444.3	0.0	n.m.
Other	132.5	141.2	(6.1)%
Total capex	1,223.8	798.4	53.3%
Capex as % of revenues (%)	19.9	21.3	(1.4	)pp

(1) Capex does not include Euro 142 million in 2011 and Euro 139 million in 4Q11, primarily related to the recognition of the LTE and DTT licenses at the Portuguese telecommunication businesses and 3G license at CVT, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million).

Capex from Portuguese telecommunication businesses decreased by 1.6% y.o.y to Euro 647 million in 2011 and was directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. As a result of its investments in technology, PT has strengthened further the value proposition to its corporate, SME/SOHO and residential customers by extending FTTH coverage to approximately 1,600 thousand households (available and under construction). Capex performance reflected a decline in capex from residential segment due to a decrease in customer-related capex as a result of: (1) a lower number of set-top-boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top-boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. This decrease in customer-related capex was offset by the investments in the swap of TMN’s 2G equipments to LTE (4G) enabled equipment, increased investments in capacity of existing 3G and 3.5G networks, namely in urban areas, and initial deployment of the 4G network. Additionally, PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. PT is also investing in the construction of a state of the art 75.5 thousand sqm data centre, which will enable PT to enhance its value proposition to all customer segments whilst providing increased flexibility and maximising efficiency.

In 2011, Oi’s capex proportionally consolidated as from 1 April 2011 reached Euro 444 million, equivalent to R$1,034 million. The investments in the wireline network were aimed at: (1) improving network quality and expanding coverage; (2) increasing speed of broadband services, and (3) providing data packages to corporate customers. In the wireless network, focus was placed on coverage expansion, encompassing all regions, and capacity of data traffic (3G) in strategic locations.

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In 2011, other capex decreased to Euro 133 million, compared to Euro 141 million in 2010. This performance is primarily explained by lower capex at Dedic/GPTI, MTC in Namibia, and CVT in Cape Verde. These effects more than offset the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 30 million), including Dedic/GPTI as from 1 July 2011, and higher capex at Timor Telecom.

Cash Flow

Operating cash flow increased to Euro 1,185 million in 2011, compared to Euro 406 million in 2010, including the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 386 million). Adjusting for this effect, operating cash flow would have increased by Euro 393 million to Euro 799 million in 2011, mainly due to a significant improvement in working capital management (Euro 458 million), primarily explained by: (1) the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 2011, and (2) a lower investment related to trade receivables in Portuguese businesses.

Free cash flow (1)	Euro million

	2011	2010	y.o.y
EBITDA minus Capex	964.2	693.3	39.1%
Non-cash items (2)	141.6	35.0	n.m.
Change in working capital	79.2	(322.6)	n.m.
Operating cash flow	1,185.0	405.6	192.1%
Interests	(260.6)	(227.7)	14.4%
Net reimbursements (contributions) to pension funds (3)	(23.1)	25.9	n.m.
Paym. to pre-retired, suspended employees and other	(175.2)	(161.1)	8.7%
Income taxes	(163.5)	(62.5)	161.8%
Dividends received	146.9	10.0	n.m.
Net disposal (acquisition) of financial investments	123.4	2.4	n.m.
Share capital reductions at Brasilcel	0.0	89.9	n.m.
Other cash movements (4)	(300.2)	(97.1)	209.1%
Free cash flow	532.8	(14.5)	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 2011) and the cash in-flows related to the Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010). (2) The increase in this caption is primarly explained by the impact of the proportional consolidation of Oi. (3) In 2010, this caption includes a reimbursement amounting to Euro 75 million related to excess financing of healthcare obligations. (4) In 2011, this caption includes payments of expenses incurred with the strategic investment in Oi, bank commissions and certain payments of contractual penalties and legal actions, mainly at Oi and Contax.

Excluding the cash out-flow related to the acquisition of PT’s investment in Oi and Contax in 1Q11 (Euro 3,728 million) and the instalments received from Telefónica related to the Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010), free cash flow amounted to Euro 533 million in 2011, compared to negative Euro 14 million in 2010. This performance is primarily explained by: (1) a higher operating cash flow (Euro 779 million) as referred to above; (2) the proceeds received from the disposal of the investment in UOL amounting to Euro 156 million, and (3) dividends received from Unitel (Euro 126 million) in 1H11 relating to 2009 earnings, as the 2008 dividends had been fully received in 4Q09. These effects were partially offset by: (1) an increase in payments regarding legal actions (Euro 188 million), as a result of the proportional consolidation of Oi; (2) higher payments of income taxes (Euro 101 million), mainly related to the impact of the proportional consolidation of Oi and Contax (Euro 62 million) and withholding taxes on financial applications incorporated with the proceeds from the disposal of Vivo; (3) an amount of Euro 90 million received from Brasilcel in 2010 in relation to share capital reductions; (4) an increase in net payments related to post retirement benefits (Euro 63 million), due to the Euro 75 million reimbursement in 1Q10; (5) an amount paid by Contax in 2Q11 for the acquisition of the investment in Allus (Euro 44 million), and (6) an increase of Euro 33 million in interest paid, as the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011 (Euro 181 million) more than offset the interest received on the cash deposits in Brazilian Reais used to pay the strategic investment in Oi and Contax. For

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comparative purposes, PT’s free cash flow adjusted for the investments in Oi and Contax, and the proportional consolidation of its free cash flow would have amounted to Euro 720 million in 2011, including a favourable change in working capital and the proceeds from the sale of UOL, as compared to negative Euro 14 million in 2010.

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax, and its controlling shareholders, and the tax effect on the payments due to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,068 million as at 31 December 2011. Consolidated net debt increased from Euro 2,100 million at the end of December 2010 to Euro 6,613 million as at 31 December 2011, an increase of Euro 4,513 million reflecting: (1) the acquisition of the strategic investments in Oi and Contax for a total consideration of Euro 3,728 million and the proportional consolidation of its net debt position amounting to Euro 2,053 million as at 31 March 2011; (2) dividends paid by PT to its shareholders (Euro 1,118 million) and by its subsidiaries to non-controlling interests (Euro 94 million), and (3) the acquisition by Oi of PT’s own shares in 2Q11 (Euro 87 million). These effects were partially offset by: (1) the last instalment received from Telefónica regarding the Vivo transaction (Euro 2,000 million); (2) the free cash flow generated in the period, adjusted for the acquisition of the investments in Oi and Contax and the proceeds from the disposal of Vivo, amounting to Euro 533 million, and (3) the impact of the depreciation of the Brazilian Real against the Euro, leading to a reduction in net debt of Euro 43 million.

Change in net debt	Euro million

	2011	2010
Net debt (initial balance as reported)	2,099.8	5,528.0
Less: Vivo’s net debt	0.0	699.0
Net debt (initial balance adjusted)	2,099.8	4,829.0
Less: free cash flow	532.8	(14.5)
Instalments received related to Vivo transaction	(2,000.0)	(5,500.0)
Acquisition of strategic investment in Oi and Contax	3,727.6	0.0
Translation effect on foreign currency debt	(43.4)	0.0
Dividends paid by PT	1,118.0	1,379.5
Acquisition of own shares	86.8	0.0
Changes in consolidation perimeter (Oi and Contax)	2,052.5	0.0
Recognition of the liabilities related to the transfer of the pension plans	0.0	1,021.7
Other (1)	104.4	355.2
Net debt (final balance)	6,612.8	2,099.8
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1
Adjusted net debt (final balance)	6,386.7	1,873.7
Less: Net debt from Oi and Contax, inc. holding companies	2,318.9	0.0
Adjusted net debt exc. Oi and Contax (final balance)	4,067.9	1,873.7
Change in net debt	4,513.0	(2,729.2)
Change in net debt (%)	214.9%	(49.4)%

(1) In 2011 and 2010, this caption includes mainly Euro 94 million and Euro 80 million, respectively, related to dividends paid by PT’s fully and proportionally consolidated subsidiaries to non-controlling interests. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 5,095 million at the end of December 2011, of which Euro 1,040 million was undrawn committed commercial paper lines and facilities. After the Euro 600 million 5-year Eurobond issued in January 2011 and the Euro 1,200 million 3-year credit facility signed in March and April 2011, with eight leading international banks, PT has its debt maturities fully financed until the end of 2013 and financial flexibility to continue to honour its commitments. Additionally, in 4Q11, PT has extended the maturity of a Euro 100 million standby facility maturing in October 2011 for additional 3.25 years and has signed 2 new loan

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agreements with the European Investment Bank for a total amount of Euro 240 million. As at 31 December 2011, an amount of Euro 140 million has been drawn down under these two loan agreements. In 2011 PT bought back Euro 62 million of its bonds, with a notional amount of Euro 64 million, generating a financial gain of Euro 2 million. These acquisitions were carried out during 4Q11.

In 2011, excluding the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi, PT’s average cost of net debt stood at 3.3%, down from 4.4% in 2010, and cost of gross debt stood at 4.3% in 2011, broadly stable when compared to 2010 (4.2%). As at 31 December 2011, PT’s consolidated net debt had a maturity of 5.9 years. As at 31 December 2011, excluding the proportional consolidation of Oi and Contax, the maturity of PT’s net debt was also 5.9 years and the net debt to EBITDA ratio was 2.9x..

Post Retirement Benefits Obligations

As at 31 December 2011, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions supplements and healthcare amounted to Euro 474 million and market value of assets under management amounted to Euro 345 million, compared to Euro 472 million and Euro 448 million as at 31 December 2010, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 782 million as at 31 December 2011, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 912 million and after-tax unfunded obligations amounted to Euro 684 million. PT’s post retirement benefits plans for pensions supplements and healthcare are closed to new participants.

In addition, following the strategic investment in Oi, PT proportionally consolidated its net post retirement benefit obligations, amounting to Euro 52 million as at 31 March 2011 and Euro 62 million as at 31 December 2011, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are already closed to new participants. Oi has several plans that present a surplus position which is not recorded as an asset as it is not possible to obtain reimbursements.

Post retirement benefits obligations	Euro million

	31 December 2011	31 December 2010
Pensions obligations	121.6	129.9
Healthcare obligations	352.6	342.5
PBO of pension and healthcare obligations	474.1	472.4
Market value of funds (1)	(344.7)	(448.1)
Unfunded pensions and healthcare obligations	129.4	24.2
Salaries to suspended and pre-retired employees	782.5	924.3
Gross unfunded obligations from Portuguese businesses	911.9	948.6
After-tax unfunded obligations from Portuguese businesses	683.9	711.4
Gross unfunded obligations at Oi	61.7	0.0
Unrecognised prior years service gains	16.8	18.3
Accrued post retirement benefits	990.4	966.9

(1) The reduction in the market value of funds resulted mainly from: (i) payments of supplements of Euro 9.7 million; (ii) the negative performance of assets under management amounting to Euro 72.1 million (equivalent to negative 16.6% in 2011), and (iii) the refund of healthcare expenses paid on account by PT amounting to Euro 23.3 million.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 37 million to Euro 912 million as at 31 December 2011, primarily as a result of salary payments to suspended and pre-retired employees made during the period, amounting to Euro 175 million, which were partially offset by total post retirement benefits and curtailment costs (Euro 67 million) and net actuarial losses (Euro 72 million) recognised in the period. Unfunded obligations from Oi increased from Euro 52 million as at 31 March 2011 to Euro 62 million as at 31 December 2011,

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reflecting primarily post retirement benefits costs (Euro 5 million) and net actuarial losses (Euro 9 million) recognised in the period, partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 3 million).

Change in gross unfunded obligations	Euro million

	2011	2010
Gross unfunded obligations (initial balance)	948.6	1,467.4
Changes in the consolidation perimeter	52.5	0.0
Post retirement benefits costs (PRB) (1)	34.9	38.7
Curtailment cost	36.4	148.6
Net reimbursements (contributions) to pension funds (2)	(1.3)	25.9
Salary payments to pre-retired, suspended employees and other	(175.2)	(161.1)
Net actuarial (gains) losses (3)	80.5	450.7
Foreign currency translation adjustments	(2.9)	0.0
Gross unfunded obligations (final balance)	973.7	948.6

(1) In 2011, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 25.1 million. (2) In 2011, this caption includes reimbursements net of healthcare expenses amounting to Euro 5.3 million, and termination payments amounting to Euro 3.8 million. In addition PT made, contributions amounting to Euro 21.8 million related to the service cost of the employees transferred to the Portuguese State. (3) In 2011, net actuarial losses include primarly a loss of Euro 98 million related to the difference between actual (-16.6%) and expected return of assets (+6%) related to pension plans from Portuguese operatins, partially offset by a gain of Euro 19 million related to the change in the actuarial assumprion related to the salary growth rate for pension plans from Portuguese operations.

Post retirement benefits costs increased to Euro 59 million in 2011 from Euro 38 million in 2010, reflecting primarily a prior year service gain booked in 2010, amounting to Euro 31 million, related to regulatory changes introduced in 2010 in the pension formula. Adjusting for this effect, the reduction in post retirement benefits costs, amounting to Euro 11 million, is primarily explained by the impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (Euro 16 million), which was completed in December 2010, partially offset by the proportional consolidation of Oi as from 1 April 2011 (Euro 5 million).

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

2011
Equity before non-controlling interests (initial balance)	4,392.4
Net income	339.1
Net currency translation adjustments	(281.3)
Dividends	(1,118.0)
Interim dividends	(184.8)
Net actuarial gains (losses), net of taxes	(56.7)
PT’s shares acquired by Oi (1)	(148.3)
Other (2)	(114.4)
Equity before non-controlling interests (final balance)	2,828.1
Change in equity before non-controlling interests	(1,564.4)
Change in equity before non-controlling interests (%)	(35.6)%

(1) This caption includes Euro 61 million paid by Oi for the acquisition of PT’s shares before 31 March 2011 (initial consolidation of Oi). (2) This caption includes primarily the negative impact resulting from the reassessement of the fair value of certain tangible assets that are recognised in accordance with the revaluation mode.

As at 31 December 2011, shareholders’ equity excluding non-controlling interests amounted to Euro 2,828 million, a decrease of Euro 1,564 million in 2011. This decrease is primarily explained by: (1) the dividends paid by PT to its shareholders in June 2011 (Euro 1,118 million) and the interim dividends attributed in December 2011 and paid in January 2012 (Euro 185 million); (2) negative currency translation adjustments amounting to Euro 281 million, mainly related to the depreciation of the Brazilian real against the Euro; (3) the acquisition by Oi of PT’s own shares (Euro 148 million), which for accounting purposes are classified as treasury shares based on PT’s interest in Oi; (4) net actuarial losses recognised in the period (Euro 57 million, net of tax effect), and (5) a negative impact recorded

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directly in shareholders’ equity resulting from the reassessment of the fair value of certain tangible assets recognised in accordance with the revaluation model. These effects more than offset the net income generated in the period of Euro 339 million.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally conslidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the current corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom is integrated in Brasil Telecom, which is to be renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of this approval, PT will maintain the 25.6% direct and indirect stake in the controlling holding, Telemar Participações, while PT’s economic position in Oi, direct and indirect, will be between 21.5% and 25.1% . Therefore, PT will continue to proportionally consolidate its 25.6% stake in Telemar Participações, which fully consolidates Oi.

Consolidated Statement of Financial Position

The main changes in the statement of financial position are mainly explained by the aquisition and proportional consolidation of the investments in Oi and Contax. This operation was completed as at 28 March 2011, and therefore PT proportionally consolidated the assets and liabilities of these companies in its statement of financial position as from 31 March 2011.

Total assets and liabilities increased from Euro 15.2 billion and Euro 10.6 billion as at 31 December 2010 to Euro 22.9 billion and Euro 19.2 billion as at 31 December 2011, respectively, reflecting primarily the impacts of the acquisition and proportional consolidation of Oi and Contax, amounting to Euro 8.0 billion and Euro 7.3 billion, respectively. Excluding these effects, total liabilities increased by Euro 1.4 billion, primarily due to the Euro 600 million Eurobond

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issued in January 2011 and the increase in the usage of certain credit facilities and short-term commercial paper programmes, partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and total assets decreased by Euro 0.2 billion, as the dividends paid by PT to its shareholders, amounting to Euro 1.1 billion, and the impact of the depreciation of the Brazilian Real against the Euro, were partially offset by the cash obtained from the financings mentioned above.

Total assets and liabilities that were proportionally consolidated for the first time as at 31 March 2011, considering the goodwill recorded as a result of this transaction, include primarily tangible and intangible assets (Euro 7,094 million), cash and cash equivalents (Euro 1,696 million), current accounts receivable (Euro 767 million), deferred tax assets (Euro 658 million), gross debt (Euro 3,749 million), provisions (Euro 807 million) and related judicial deposits (Euro 984 million), accounts payable and accrued expenses (Euro 976 million), taxes payable (Euro 630 million) and deferred tax liabilities (Euro 873 million).

Consolidated statement of financial position	Euro million

	31 December 2011	31 December 2010
Cash and equivalents	5,668.1	5,106.5
Accounts receivable, net	1,936.3	3,403.2
Inventories, net	133.5	101.5
Judicial Deposits	1,084.1	0.0
Financial investments	556.3	539.6
Intangible assets, net	5,424.1	1,111.7
Tangible assets, net	6,228.6	3,874.6
Accrued post retirement asset	13.6	1.9
Other assets	579.5	338.1
Deferred tax assets and prepaid expenses	1,319.6	692.7
Total assets	22,943.8	15,169.9
Accounts payable	1,446.2	722.6
Gross debt	12,281.0	7,206.3
Accrued post retirement liability	1,004.1	968.8
Other liabilities	3,104.7	1,063.0
Deferred tax liabilities and deferred income	1,365.1	600.1
Total liabilities	19,201.0	10,560.8
Equity before non-controlling interests	2,828.1	4,392.4
Non-controlling interests	914.7	216.7
Total shareholders’ equity	3,742.8	4,609.1
Total liabilities and shareholders’ equity	22,943.8	15,169.9

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06 Business performance

Portuguese Telecommunication Businesses

As from 3Q11, PT reports its Portuguese telecommunication businesses, which include wireline and TMN, as a new operating segment. As part of this new operating report format, PT also reports revenues of its Portuguese telecommunication businesses on a per customer segment basis, which are as follows: (1) “Residential”, which comprises fixed telephony, broadband and pay-TV services, including double and triple-play services provided to homes, and was previously booked under the wireline segment; (2) “Personal”, which includes mainly mobile voice and broadband services provided to individuals and was previously included in TMN, and (3) “Enterprise”, which includes mobile and fixed voice, broadband and video services as well as customised and more sophisticated applications and ICT services marketed to large corporations and small and medium businesses and that was previously registered both in wireline and in TMN. Other services, including wholesale services and directories, are registered under a different revenue caption, “Wholesale, other and eliminations”.

In 2011, the Portuguese telecommunication businesses continued to show steady customer growth, with fixed retail customers growing by 5.9% y.o.y to 4,795 thousand (net additions reached 268 thousand in 2011) and mobile customers up by 0.3% y.o.y to 7, 444 thousand (24 thousand net additions in 2011).

Portuguese operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	4,795	4,527	5.9%
PSTN/ISDN	2,648	2,695	(1.8)%
Broadband customers	1,105	1,001	10.4%
Pay-TV customers	1,042	830	25.6%
Mobile Customers (‘000)	7,444	7,419	0.3%
Postpaid	2,378	2,291	3.8%
Prepaid	5,066	5,129	(1.2)%
Net additions (‘000)
Fixed retail accesses	268	337	(20.3)%
PSTN/ISDN	(48)	(51)	6.4%
Broadband customers	104	139	(25.2)%
Pay-TV customers	212	249	(14.8)%
Mobile Customers	24	167	(85.4)%
Postpaid	87	56	55.8%
Prepaid	(63)	111	(156.6)%
Data as % of mobile service revenues (%)	27.7	24.6	3.1	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, with an accelerated growth of pay-TV customers, which were up by 25.6% y.o.y to 1,042 thousand (net additions of 212 thousand in 2011), and with broadband customers increasing by 10.4% y.o.y to 1,105 thousand (net additions of 104 thousand in 2011). The success of Meo is achieved on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices. With 1,042 thousand

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customers, Meo surpassed the one million customers threshold in November 2011, in just three and half years after it was launched on a nation wide basis in April 2008, and already commands a 35.5% market share.

Mobile customers benefited from a solid performance of postpaid customers, which grew by 3.8% y.o.y (87 thousand net adds in 2011). The “e nunca mais acaba” tariff plan, which reached 755 thousand customers in 2011 as well as the wireless broadband customers also continued to show solid growth trends.

Residential

In 2011, retail net additions reached 300 thousand, as a result of the growth of the pay-TV service, which accounted for 198 thousand net additions, bringing the total pay-TV residential customers to 972 thousand (up by 25.5% y.o.y). Fixed broadband net additions in 2011 stood at 102 thousand, with the residential broadband customer base growing by 12.6% y.o.y to 911 thousand. Residential PSTN/ISDN lines stood at 1,674 lines, with net additions of 1 thousand in 2011 and 3 thousand in 4Q11, also reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. Residential revenue generating units per unique customers stood at 1.9, up 8.1% y.o.y reflecting the continued success of Meo. As a result of this success, residential ARPU was up by 5.4% y.o.y to Euro 30.8. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors that offer unlimited international voice traffic in the monthly fee, with a direct negative impact on traffic revenues.

Residential operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	3,557	3,257	9.2%
PSTN/ISDN	1,674	1,673	0.1%
Broadband customers	911	809	12.6%
Pay-TV customers	972	775	25.5%
Unique customers	1,881	1,862	1.0%
Net additions (‘000)
Fixed retail accesses	300	376	(20.2)%
PSTN/ISDN	1	11	(89.3)%
Broadband customers	102	130	(22.1)%
Pay-TV customers	198	235	(15.9)%
ARPU (Euro)	30.8	29.2	5.4%
Non-voice revenues as % of revenues (%)	58.5	51.3	7.2	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, video-on-demand and games and music on demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Loser). Meo also offers advanced and customised interactive applications across multiple widgets available through the “blue button” on the Meo remote control and covering areas such as: (1) News, including a personalised newscast app, developed in a partnership with RTP, and the application Sapo Kiosk; (2) Sports, including a football app, a surf app, and specific sports channel apps such the as BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service, a radio streaming app and a karaoke app; (4) Kids, including an all encompassing childrens portal where

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kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

During 2011, PT continued to surprise the pay-TV market with new content experiences. Leveraging on the second edition of Secret Story, the notorious reality show on TVI (a local FTA channel), Meo launched an exclusive Secret Story channel in late September 2011, airing live 24h of the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive “best of” videos. This channel was a clear commercial success, reaching over 10% audience share and out-performing all other pay-TV channels on most days of the week since it was launched. With RTP, another leading FTA channel, Meo launched a new interactive application that allows customers to create their own news playlists by selecting and aggregating categorised news clips from a catalogue automatically collected and categorised by Meo-RTP throughout the day. Meo also strengthened its music offer by launching a radio application that brings together 25 radio stations on the TV screen. Radio stations include: (1) the radio stations of the Renascença group, the clear leader in this market; (2) SW TMN, PT’s new radio station targeted at the youth segment, and (3) several international radios.

In the last quarter of 2011, Meo launched Meo Go, an OTT service that fully addresses in home multiscreen and out of home content mobility on multiple devices. With Meo Go PT made 60 live TV channels and its VoD service available on smartphones, tablets and PCs from all major operating systems (iOS, Android and Windows Phone7), though any connectivity.

In February 2012, Meo took another significant step in terms of innovation and launched “Meo Kanal”, the first true network effect on a pay-TV service. “Meo Kanal” is a service that allows customers to produce, edit and share multimedia content on television, on their own TV channel. Channels can be accessed through the “green button” on the Meo Remote control. Meo Kanal allows customers to create free private channels, requiring and access PIN that is shared only among family members, friends or any other desired group, or public channels, accessible to the whole Meo community. Meo Kanal finally brings the social network experience to the TV. This innovative application has already surpassed the 8,000 channel mark.

In 2011, Meo continued its line of innovative communication and the advertising show “Fora da Box” debuted its 4th episode in December 2011. This Christmas episode was played out as a musical and conveyed the story of the four “Meo majors” outside the home and featured a special guest as well as the usual celebrities Rui Unas and Paulo Futre. The market continues to perceive the Meo brand as young, innovative and fun. The Meo brand reached leadership in terms of notoriety and currently has the highest spontaneous recall in telecommunications. In 2011, Meo reached 51% spontaneous recall when compared to other triple-play operators, having reached 62% in September, increasing its distance to the second operator to more than 40pp.

Operating revenues in the Residential customer segment were up by 5.4% y.o.y in 2011 to Euro 682 million, a noteworthy performance that is clearly leveraged on Meo’s commercial success, which is underpinning growth of double-play and triple-play services. As a result of this success, the weight of non-voice services in Residential stood at 58.5% in 2011, up by 7.2pp y.o.y.

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Personal

Mobile Personal customers, including voice and broadband customers, were broadly stable in 2011 (31 thousand net disconnections in the period) with the increase in postpaid customers (+4.1% y.o.y, 42 thousand net additions) almost compensating the decline in prepaid customers (-1.5% y.o.y, 73 thousand net disconnections). In 4Q11, customer net additions reached 60 thousand, with TMN showing an improved performance both in: (1) postpaid customers (10 thousand net additions), leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers, and (2) prepaid customers, underpinned by the solid performance of the “e nunca mais acaba” tariff plans.

Personal operating data

	2011	2010	y.o.y
Mobile Customers (‘000)	5,932	5,963	(0.5)%
Postpaid	1,064	1,021	4.1%
Prepaid	4,868	4,942	(1.5)%
Net additions (‘000)	(31)	157	(119.6)%
Postpaid	42	62	(31.7)%
Prepaid	(73)	96	(176.6)%
MOU (minutes)	89	84	5.3%
ARPU (Euro)	9.7	11.0	(11.6)%
Customer	8.7	9.6	(8.9)%
Interconnection	1.0	1.4	(30.4)%
SARC (Euro)	27.8	29.0	(3.9)%
Data as % of service revenues (%)	30.9	29.1	1.7	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator, etc), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national WiFi nework.

In 2011, TMN accomplished significant progress in its new commercial offer. These include the launch of the “e nunca mais acaba” and of the “unlimited” tariff plans, which are targeted at upselling mobile Internet, leveraging on an increased popularity of smartphones, and promoting usage of voice and value added services. In particular, the “e nunca mais acaba” tariff plan continued to show solid growth having reached 755 thousand customers by the end of 2011, including all segments. This reflects a clear success only 11 months after the commercial launch. TMN also introduced changes in the roaming tariff structures. In August, TMN launched two new daily tariff plans for “internet no telemóvel”, TMN’s internet offering for smartphones, aimed at increasing the number of customers that use mobile internet while in roaming. Additionally, TMN launched convergent offers aimed at reducing churn. These offers include “Pontos TMN a dobrar”, which doubles the benefits (air miles) attributed to those customers who are simultaneously customers of TMN and Meo. Finally, TMN launched a new offering in March targeted at the kids segment, which is positioned upon the concept of security and cost control thus addressing the main concerns of parents in choosing the first mobile phone for their children. This offer became available with the

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launch of a new tariff plan with free calls and sms to parents and with an authorised contact list for a monthly fee of Euro 5. As a result TMN is clearly improving its market share in this segment.

On March 2012 PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Mobile, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As from launch, PT’s 4G service is available to 20% of the Portuguese population. This coverage will be enlarged to 80% of the population by April, when the 800MHz spectrum will be made available, and will be increased further to 90% by the end of 2012. PT will market its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers will have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99 and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers will have free access to 50 live TV channels through the Meo Go service for free. Otherwise the Meo Go service will have a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following means: (1) SMS; (2) USSD; (3) NFC – Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

Following improvements throughout the year until September 2011, Personal revenue trends stabilised in 4Q11 impacted by economic conditions, including lower available income against a backdrop of reductions in the wages and salaries of the civil servants and pensioners, which also is being translated to lower consumer confidence. Customer revenues declined by 8.2% y.o.y to Euro 618 million in 2011 (-7.7% y.o.y in 4Q11, -6.8% y.o.y in 3Q11, -8.9% y.o.y in 2Q11 and -9.4% y.o.y in 1Q11) penalised by revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband. It is worth highlighting the growth of “internetnotelemóvel” revenues, particularly in prepaid services, and the sequential improvements in voice revenues. Service revenues in the Personal customer segment declined by 10.9% in 2011, as a result of the decline in interconnection revenues (-29.9% y.o.y to Euro 68 million in 2011), which reflect the regulated declines in MTRs. ARPU of the personal segment stood at Euro 9.7 (-11.6% y.o.y). The weight of non-voice revenues in service revenues stood at 30.9% in 2011 (+1.7pp y.o.y).

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by upselling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent

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services. As a result of this focus, the weight of non-connectivity services, including IT/IS and outsourcing, increased by 5.8pp over the triennium already representing 19.6% in 2011, and the weight of non-voice services increased by 12.8pp to 67.9% over the same period.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products. As a result, average weekly commercial activity, including proactive contacts and effective proposals, were up by 82% between the first quarter and the end of 2011. In addition, PT also continued to pay significant attention to quality of service. Within this context, it should be underlined that the general customer satisfaction index reflected important improvements in 2011, having increased by 13% between 3Q10 and 3Q11 to a rating of 78%.

During 2011, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Enterprise operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	1,087	1,117	(2.6)%
PSTN/ISDN	826	873	(5.3)%
Broadband customers	193	190	1.2%
Pay-TV customers	68	54	26.7%
Retail RGU per access) (2)	1.32	1.28	2.8%
Mobile Customers (‘000)	1,445	1,390	4.0%
Net additions (‘000)
Fixed retail accesses	(30)	(23)	(28.3)%
PSTN/ISDN	(46)	(45)	(2.9)%
Broadband customers	2	8	(71.2)%
Pay-TV customers	14	14	4.5%
Mobile Customers	56	16	250.1%
ARPU (Euro)	25.8	28.7	(10.0)%
Non-voice revenues as % of revenues (%)	46.4	43.5	3.0	pp

In 2011, revenues from Enterprise customer segment declined by 9.0% to Euro 982 million, showing a marked sequential improvement throughout the year. In effect, operating revenues declined by 6.6% y.o.y in 4Q11, which compares to -9.0% y.o.y in 3Q11, -10.4% y.o.y in 2Q11 and -10.1% y.o.y in 1Q11. In 2011, non-voice services weighted 46.4% in retail revenues, up by 3.0pp y.o.y.

Consolidated financial performance in Portugal

In 2011, revenues from portuguese telecommunication businesses declined by 7.4% y.o.y to Euro 2,892 million. This performance reflected, as discussed previously, the revenue decline at the Personal and Enterprise customer segments (Euro 97 million in each of those segments), against challenging economic conditions, and lower revenues from the directories business (Euro 20 million), that more than compensated the 5.4% y.o.y increase in the Residential customer segment.

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In 2011, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 34 million), roaming (Euro 2 million) and other (Euro 3 million). Excluding regulation effects, revenues would have decreased by 6.2% y.o.y in 2011 and by 5.6% y.o.y in 4Q11.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and stabilise margins.

Portuguese telecommunication operations income statement (1)	Euro million

	2011	2010	y.o.y
Operating revenues	2,892.0	3,124.5	(7.4)%
Residential	682.3	647.0	5.4%
Service revenues	670.2	635.9	5.4%
Sales and other revenues	12.0	11.1	8.5%
Personal	768.4	865.0	(11.2)%
Service revenues	685.4	769.2	(10.9)%
Customer revenues	617.7	672.6	(8.2)%
Interconnection revenues	67.7	96.6	(29.9)%
Sales and other	83.0	95.9	(13.4)%
Enterprise	982.1	1,079.6	(9.0)%
Wholesale, other and eliminations	459.2	532.8	(13.8)%
Operating costs	1,586.5	1,746.9	(9.2)%
Wages and salaries	252.5	275.0	(8.2)%
Direct costs	480.3	535.1	(10.2)%
Commercial costs	318.3	345.0	(7.7)%
Other operating costs	535.4	591.8	(9.5)%
EBITDA (2)	1,305.5	1,377.6	(5.2)%
Post retirement benefits	53.9	38.1	41.3%
Depreciation and amortisation	703.2	681.6	3.2%
Income from operations (3)	548.4	657.8	(16.6)%
EBITDA margin	45.1%	44.1%	1.1	pp
Capex (4)	647.0	657.2	(1.6)%
Capex as % of revenues	22.4%	21.0%	1.3	pp
EBITDA minus Capex	658.5	720.4	(8.6)%

(1) Operations in Portugal include former wireline and TMN. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Capex does not include Euro 136 million in 2011 and Euro 133 million in 4Q11, respectively, related primarily to the recognition of the LTE and DTT licenses, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million).

In 2011, operating costs excluding D&A declined by 9.2% y.o.y (Euro 160 million) to Euro 1,586 million against a backdrop of intense commercial activity. Wages and salaries declined by 8.2% y.o.y (Euro 23 million) to Euro 252 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q10. Direct costs were down by 10.2% y.o.y in 2011 (Euro 55 million) to Euro 480 million, reflecting: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs; (2) lower costs associated with the directories business, and (3) lower costs associated with the provision of LAN services to schools. In 2011, programming costs increased by 3.7% y.o.y to Euro 120 million, while programming costs per customer declined by 21.0% y.o.y. Commercial costs were down by 7.7% y.o.y in 2011 (Euro 27 million) to Euro 318 million, reflecting the racionalisation of TMN’s handset portfolio and lower equipment sales which are driving down cost of goods sold in mobile business, which more than compensated higher commissions on the back of higher commercial activity, namely in 2H11. Other operating expenses decreased by

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9.5% y.o.y in 2011 to Euro 535 milion, despite higher support services and provisions, that where compensated by lower maintenance and repairs, following the rollout of PT’s FTTH network. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure. Additionally, cost initiatives such as renegotiation of collection fees and car pooling for sales force and field force are already delivering visible results. In 2011 EBITDA in Portugal stood at Euro 1,306 million (-5.2% y.o.y). EBITDA margin stood at 45.1% in 2011 (+1.1pp y.o.y), reflecting a very solid focus on cost cutting and profitability.

Capex in 2011 was down by 1.6% y.o.y to Euro 647 million. In 2011 customer related capex stood at Euro 185 million (-16.6% y.o.y), representing 29% of total capex in Portugal, as a result of lower unitary equipment costs and innovation, namely the roll out of the RF overlay that is bringing down the number of set-top-boxes per customer and a higher level of refurbished equipments that are reinstalled in new customers. Infrastructure capex was up by 9% y.o.y to Euro 359 million as a result of: (1) investment in new technologies, including the FTTH rollout related to the increase of fibre customers penetration; (2) increased coverage of TMN’s base stations with fibre, and (3) the swap of TMN’s 2G network to 4G enabled equipment. EBITDA minus capex in 2011 stood at Euro 659 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012.

International Businesses

Oi

In this section, Oi’s financial and operational information is presented for the 12 months ended on 31 December 2011. PT acquired its 25.6% stake in Oi on 28 March 2011, therefore PT’s financial statements for the year 2011 only proportionally consolidate Oi’s results as from 1 April 2011. Following the conclusion of Oi’s capital restructuring on 27 February 2012 and for comparative purposes, Oi’s revenues are presented on a pro-forma basis, as prepared by Oi, as if the new Oi S.A. would had consolidated Telemar Norte Leste S.A. and Tele Norte Leste S.A. as from 1 January 2011.

Oi operating data

	2011	2010	y.o.y
Residential
RGU (‘000)	17,796	18,277	(2.6)%
ARPU (R$) (4Q11)	64.8	67.5	(4.0)%
Personal Mobility
RGUs (‘000)	43,264	37,757	14.6%
Postpaid customers	3,127	3,248	(3.7)%
Prepaid customers	37,978	32,605	16.5%
Oi controle	2,158	1,905	13.3%
Monthly churn (%) (4Q11)	3.0%	2.8%	0.2	pp
ARPU (R$) (4Q11)	22.3	23.5	(5.1)%
Enterprises
RGUs (‘000)	7,848	7,094	10.6%
Other
TUP (‘000)	771	827	(6.8)%
RGUs (‘000)	69,680	63,956	8.9%

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In 2011, Oi’s revenue generating units (RGUs) stood at 69,680 thousand, up by 8.9% y.o.y, including: 17,796 thousand residential RGUs (-2.6% y.o.y), 43,264 thousand personal mobile customers, which grew by 14.6% y.o.y and 7,848 thousand enterprises RGUs, up by 10.6% y.o.y.

Oi presented an improved performance in the trend of line loss, namely in 4Q11, the best performance since 2Q10. This performance was achieved on the back of the restructuring of fixed tariff plans in 2H11. These plans stimulate the use of fixed line by expanding its benefits including: (1) free minutes for local fixed calls; (2) free minutes for national long distance fixed calls using Oi’s long distance codes; (3) free minutes for local calls to Oi Mobile, and (4) digital calling services. Oi continues to provide atractive commercial conditions for existing and new customers to subscribe to “Oi Velox” , aiming at strengthening customer loyalty and increasing penetration of its services in its customer base. Oi continued to invest in the quality of its fixed broadband service, which offers speeds of up to 20Mbps for prices starting at R$39.90 per month. Oi also increased the speeds it provides to customers, in order to differentiate and strengthen its offering. As a result, the average fixed broadband speed stood at 2.5Mbps in 4Q11, which compares to 2.33Mbps at the end of 3Q11, 2.13Mbps in June 2011 and 1.91Mbps in March 2011. Additionally, by the end of the year, 24% of “Oi Velox” customer base had services with speeds of more than 5Mbps, of which 47% had speeds higher than 10Mbps. Moreover, Oi launched a new offer convergent offer “Oi Conta Total”, in the Christmas period, with competitive prices and including mobile broadband and “Velox 3G”, that contributed to a 14% increase in sales in December. In November 2011, Oi launched “Oi Internet Total”, a broadband service, which allows internet access with more mobility, at home with “Oi Velox” or outside with 3G or wi-fi networks. In September 2011, Oi initiated a partnership with the Government for the implementation of “Plano Nacional de Banda Larga”), aiming at increasing the penetration of broadband in Brazil. During 2011, Oi expanded coverage reaching 450 cities covered by the end of the year. Oi intends to cover 4,800 cities until 2014. During 2011, Oi focused on strengthening Oi TV, by launching new offers and implementing operational improvements. In October 2011, Oi launched 21 new offers aimed at increasing the penetration of TV plans with premium movies channels, namely Telecine and HBO. In 4Q11, Oi launched its new service in Rio de Janeiro including GloboSat and TV Globo channels. TV Globo channel was also included in 189 municipalities in 5 different states. During 4Q11, Oi TV expanded its offer to an additional 19 cities, covering 24 states by the end of 2011. In the residential segment, in 2011, unique residential customers stood at 13,064 thousand.

Oi’s mobile customers stood at 45,506 thousand (+15.8% y.o.y), with net additions of 6,204 thousand in 2011. Gross additions in 2011 stood at 24.7 million, while in 4Q11 stood at 6.5 million, a solid pace that represents the best performance since 2008. The increase in churn level in the period is primarily explained by the decision to adopt a more restrictive policy relative to inactive customers in the customer base, particularly in the prepaid segment, aiming at minimising regulatory fees and improving Oi’s profitability. In the Personal segment Oi’s mobile customers stood at 43,264 (+14.6% y.o.y) with net additions of 5,506 thousand in 2011. During 4Q11, in the postpaid segment, Oi has launched several initiatives aimed at increasing customer growth, such as: (1) offer simplification process; (2) distribution channels reestructuring, and (3) price repositioning. As a result, 42% of net additions in 2011 were achieved in 4Q11. During 4Q11, as a complement to the new offers launched during 3Q11, “Oi Dados” e “Oi Velox 3G”, Oi launched a new offer that allows free access to Oi’s wi-fi network and to Vex, the largest Brazilian wi-fi network aquired by Oi, and also 2 months of free traial of Oi Radio. During 2011, in the prepaid segment, Oi continued to market the new offers launched in the end of 2010, that allow daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS, local calls to fixed lines and Oi Mobile and long distance calls using Oi’s long distance codes to Oi fixed and mobile customers. In 4Q11, as a complement to these new offers, Oi launched SMS packages, allowing customers to send on-net and off-net messages with up to 88% discount. To increase mobile internet access in the handset in the prepaid segment, Oi launched 3 new data packages: (1) a daily offer, with 5MB at R$0.50; (2) a weekly offer, with 20MB, at R$2.99, and (3)

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a montlhy offer, with 50MB at R$9.99. During 2011, Oi has been increasing its minimum recharge in certain regions, aiming at improving profitability, while at the same time offering improved bonuses to maintain the attractiveness of commercial offers. As a result of these initiatives and stronger commercial competitiveness, Oi’s personal mobile customer base grew 14.6% y.o.y. Prepaid customers stood at 37,978 thousand, representing 87.8% of Oi’s mobile customer base, while postpaid customers stood at 3,127 thousand in 2011and “Oi Controle” customers grew by 13.3% to 2,158 thousand customers.

Anticipating the growth opportunity in the corporate segment, against a favourable economic backdrop, Oi established a new business area focused in this segment. In February 2012, Oi launched “Smart Cloud Oi”, becoming the first operator in Brazil to launch a cloud computing offer for the corporate segment. This new service offers customised infrastructure and storage capacity and access to state-of-the-art data centres. It also makes available end-to-end solutions, including data networks, ensuring high performance and data security. Oi’s enterprises customers stood at 7,848 thousand in 2011, increasing by 10.6% y.o.y.

During 2011, Oi launched several initiatives to improve operational performance and increase customer loyalty: (1) in December 2011, Oi opened 60 new own stores, aiming at strengthening its distribution channels; (2) Oi has also created new regional commercial structures to improve its commercial flexibility and effectiveness, and (3) has initiated smarphone subsidisation for postpaid mobile customers.

In 2011, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 5.3% y.o.y to R$ 27,907 million.

Oi consolidated revenues	R$ million, 100%

	2011	2010	y.o.y
Residential	10,501	11,949	(12.1)%
Personal Mobility	8,190	8,021	2.1%
Services	8,154	7,917	3.0%
Voice	5,137	4,958	3.6%
Network Usage	2,398	2,305	4.0%
Data / Value Added	620	654	(5.3)%
Sales of handsets, sim cards and others	36	104	(65.0)%
Enterprises	8,470	8,620	(1.7)%
Other services	746	890	(16.2)%
Pro-forma consolidated net revenues	27,907	29,479	(5.3)%

Oi’s residential revenues declined by 12.1% y.o.y to R$ 10,501 million. Residential revenue performance is mainly explained by lower fixed voice revenues, due to lower flat fee and local traffic revenues, on the back of declining fixed lines in service. The decline of fixed voice revenues more than compensated an increase of broadband and pay-TV revenues, due to an increase of “Oi Velox” and Oi TV customers.

Oi’s personal mobility revenues stood at R$ 8,190 million, having increased by 2.1% y.o.y on the back of higher revenues from outgoing calls, network usage and subsbscriptions. This revenue performance is primarily due to: (1) increased traffic revenues (+9.1% y.o.y) on the back of customer growth, namely prepaid customers, and (2) network usage, which increased by 4.0% y.o.y, due to higher mobile traffic, primarily following the inclusion of free SMS in bundled offers. In 2011, data and value added revenues represented 7.6% of personal mobility service revenues.

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Oi income statement	R$ million, 100%

	2011	2010	y.o.y
Pro-forma consolidated net revenues	27,907	29,479	(5.3)%
Operating costs	19,141	19,184	(0.2)%
Interconnection	4,651	5,070	(8.3)%
Personnel	1,884	1,620	16.3%
Materials	191	215	(11.1)%
Cost of goods sold	232	149	55.6%
Third-Party Services	7,607	6,976	9.1%
Marketing	559	537	4.1%
Rent and Insurance	1,658	1,523	8.8%
Provision for Bad Debts	826	979	(15.6)%
Other Operating Expenses (Revenue), Net	1,532	2,114	(27.5)%
EBITDA (1)	8,766	10,295	(14.8)%
EBITDA margin	31.4%	34.9%	(3.5	)pp

(1) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, amounted to R$ 8,766 million (-14.8% y.o.y), with a margin of 31.4% . EBITDA performance reflected primarily lower residential revenues. In 2011, operating costs remained broadly flat at R$19,141 million, while in 4Q11 increased by 1.9% y.o.y, reflecting the increase in sales and the improvement in service quality. In 2011, operating costs performance was mainly driven by: (1) lower interconnection costs (-8.3% y.o.y), as a result of higher proportion of on-net traffic, as well as increased weight of SMS in total off-net usage; (2) lower provisions for bad debt (-15.6% y.o.y), due to higher collection eficiency, namely in wireline business; and notwithstanding the increase in: (1) higher personnel costs (+16.3% y.o.y), as a result of increased staff levels, namely 700 new employees for 60 new own stores to revamp commercial positioning and the organisational reorganisation, including new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above; (2) third-party services (+9.1% y.o.y), mostly due to higher maintenance costs, aimed at improving service quality, higher commissions, focused on the postpaid mobile segment as well as on Oi Conta Total and fixed broadband and higher consulting and legal advice costs; (3) cost of goods (+55.6% y.o.y), as a result of the decision to implement subsidisation on the modem of “Oi Velox” and smartphones for postpaid customers, coupled with higher sim cards sold.

The Board of Directors of Oi has proposed the distribution of a R$2.0 billion dividend. This amount relates to the net income generated in 2011 and an additional amount from the reserves. This proposal is subject to approval at the annual general meeting.

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Other international assets

In 2011, other international assets, on a pro-forma basis, increased their proportional revenues by 15.3% y.o.y to Euro 446 million and increased EBITDA by 7.7% y.o.y to Euro 216 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets and foreign exchange negative impacts.

Proportional income statement of other international assets (1)	Euro million

	2011	2010	y.o.y
Operating revenues	445.7	386.7	15.3%
EBITDA (2)	215.6	200.2	7.7%
Depreciation and amortisation	47.5	41.4	14.6%
Income from operations (3)	168.1	158.8	5.9%
EBITDA margin	48.4%	51.8%	(3.4	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2011) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,784	18.8%	1,004	16.1%	56.3%	1,282	721
MTC, Namibia (3) (4)	34.00%	1,608	11.4%	804	4.6%	50.0%	159	80
CVT, Cape Verde (3) (4)	40.00%	9,224	(0.4)%	4,342	2.3%	47.1%	84	39
CST, S.Tomé & Principe(3) (4)	51.00%	292,561	(5.8)%	70,615	(4.5)%	24.1%	12	3
CTM, Macao (2)	28.00%	3,979	44.2%	1,313	10.0%	33.0%	356	118
Timor Telecom, East Timor (3)	41.12%	66	16.0%	37	14.6%	55.7%	48	27

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2011, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 20.8% y.o.y and by 18.0% y.o.y, respectively, and, in USD, increased by 18.8% y.o.y and by 16.1% y.o.y, to USD 1,784 million and 1,004 USD million. In 2H11 Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening of its distribution channels and increasing the quality of its network.

In 2011, MTC’s revenues and EBITDA increased by 11.4% y.o.y and 4.6% y.o.y, reaching NAD 1,608 million and NAD 804 million, respectively. This revenue performance was achieved against a backdrop of a significant decline in MTRs (average tariff down by 26.5% y.o.y). Adjusting for this effect, revenues and EBITDA would have increased by 13.0% y.o.y and by 6.3% y.o.y, respectively. In 2011, EBITDA margin stood at 50.0% . Data revenues accounted for 20.8% of service revenues, one of the highest in the continent. In 2011, MTC focused its marketing efforts and commercial activity on: (1) enhancing its smartphone offer; (2) launching campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman, with download speeds of up to 7.2 Mbps.

In 2011, CVT’s revenues slightly decreased by 0.4% y.o.y to CVE 9,224 million, while EBITDA increased by 2.3% y.o.y to CVE 4,342 million. EBITDA margin stood at 47.1% . Revenues and EBITDA were impacted by international accounting rules related to concession contracts (IFRIC 12). Excluding these effects, revenues and EBITDA would have increased by 3.7% y.o.y and by 3.2% y.o.y, respectively. In 2011, mobile revenues were positively impacted by

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data and roaming revenue growth, while wireline revenues were positively impacted by broadband growth. In 2011, CVT launched: (1) new commercial offers for corporate segment, under the new brand CVT Negócios; (2) several campaigns to stimulate data usage, and (3) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 27.5% and 11.4% of the wireline customer base, respectively.

In 2011, CST’s revenues decreased by 5.8% y.o.y to STD 292,561 million and EBITDA decreased by 4.5% y.o.y to STD 70,615 million. EBITDA margin stood at 24.1% . Excluding some accounting reclassifications recognised during 2011, revenues would have increased by 7.2% y.o.y. EBITDA performance was negatively impacted by an increase in commercial costs and a new tax on foreign supplies. Excluding these effects, EBITDA would have increased by 3.0% y.o.y. In 2011, São Tomé e Príncipe reached circa 70% of penetration of mobile services.

In 2011, CTM’s revenues and EBITDA increased by 44.2% y.o.y and by 10.0% y.o.y, to MOP 3,979 million and MOP 1,313 million, respectively. EBITDA margin was at 33.0% . Revenue growth was driven by an increase in equipment sales and telecom services to corporate customers. Mobile service revenues increased by 9.5% y.o.y impacted by growth in data revenues, which accounted for 21.0% of mobile service revenues. In 2011, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 2011, Timor Telecom’s revenues and EBITDA increased by 16.0% y.o.y and by 14.6% y.o.y, to USD 66 million and USD 37 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin stood at 55.7% . At the end of December, Timor Telecom reached 600 thousand mobile customers. Data revenues accounted for 17.9% of mobile service revenues. In 2011, Timor Telecom launched several voice and data stimulation campaigns and strengthened its distribution network.

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07 Employees

Number of employees

	2011	2010	y.o.y	y.o.y %
Portugal	11,180	10,985	195	1.8%
Telecommunications	7,535	7,206	329	4.6%
Other businesses	3,645	3,779	(134)	(3.5)%
Brazil	59,621	21,072	38,549	182.9%
Telecommunications	7,892	0	n.m.	n.m.
Other businesses	51,729	21,072	30,657	145.5%
Other geographies	1,546	1,467	79	5.4%
Group employees	72,347	33,524	38,823	115.8%

As at 31 December 2011 PT’s employees were 72,347, of which 15.5% were in the Portuguese businesses. The total number of employees increased 38,823 reflecting the impact of the proportional consolidation of Oi and Contax as from 1 April 2011.

Aiming for the renewal of its employees, PT has a structured recruitment process for young talents – Trainees - the best students from the best Portuguese universities.

In 2011, 65 students were integrated in the Trainees program. This is a two year program that involves about 50 departments of the company and has a very close monitoring from the Board.

Focusing on resident talents, PT reinforced its retention programmes, on two perspectives:

•                  Developing future leaders;

•                  Retaining specific know-how.

During 2011, a trial program was implemented for 40 high potential employees that had several development actions, namely training and coaching initiatives. The end results and satisfaction (from individuals and direct supervisors) revealed that the program had a very positive impact on motivation and productivity. This program is being rolled out during 2012.

Regarding the development of leadership competencies, during 2011 PT sponsored an executive training program for 1st and 2nd line directors. This initiative involved 120 employees with key responsibilities within the group and the main objective was to strengthen the team’s culture on topics such as leadership, innovation and change.

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08 Capital markets

Shareholder remuneration

In terms of shareholder remuneration, PT returned in June 2011 approximately Euro 1,118 million to shareholders, through a combination of the following:

•                  Ordinary dividend related to fiscal year 2010 of Euro 65 cents per share; and,

•                  An exceptional dividend of Euro 65 cents per share.

* Euro 0.215 per share was attribuited as an anticipated dividend in December 2011.

For the financial year 2011, in accordance with the dividend policy made public on 3 November 2010, the Board of Directors proposed an ordinary cash dividend of Euro 0.65 per share. On 15 December 2011 PT announced an interim ordinary dividend of Euro 0.215 per share, in accordance with the dividend policy made public on 3 November 2010, an advance payment on the profits of the 2011 financial year, paid on 4 January 2012.

As at 31 December 2011 and as at the date of this report, PT had for accounting proposes 36,522,253 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 16,338,229 own shares held through the 25.3% stake in PT’s 64,557,566 shares acquired by Oi. As at 31 December 2011, PT’s total number of shares outstanding was 859,534,271.

Shareholder structure

At the end of 2011, the holdings of the qualified shareholders represented more than 50% of PT’s share capital, as follows:

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Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
30-Dec-11	Espirito Santo Group (1)	101,697,989	11.34%	11.34%
02-Jun-11	RS Holding, SGPS, S.A.	90,111,159	10.05%	10.05%
23-Sep-11	Capital Research and Managment (2)	89,403,498	9.97%	9.97%
30-Nov-11	Telemar Norte Leste, SA	64,557,566	7.20%	7.20%
31-Dec-11	Caixa Geral de Depósitos Group	56,011,952	6.25%	6.25%
27-Dec-11	UBS AG (3)	45,309,635	5.05%	5.05%
13-Dec-11	Norges Bank (4)	44,852,919	5.00%	5.00%
23-Sep-11	The Income Fund of América, Inc. (5)	44,575,845	4.97%	—
31-Dec-11	Brandes Investments Partners, L.P.	34,628,566	3.86%	2.87%
12-Dec-11	Barclays Group(6)	23,689,084	2.64%	2.64%
31-Dec-10	Visabeira Group	23,642,885	2.64%	2.64%
14-Dec-11	JP Morgan (7)	21,590,141	2.41%	2.41%
07-Dec-09	BlackRock Inc.	21,025,118	2.35%	2.35%
03-Feb-10	Controlinveste Comunicações	20,419,325	2.28%	2.28%
24-Jun-10	Telefónica, S.A. (8)	18,122,661	2.02%	2.02%
11-Oct-10	Europacific Growth Fund (9)	18,061,608	2.01%	—

(1) On 15 February 2012, PT further disclosed that Espirito Santo Group held a qualified holding corresponding to a total of 93,697,989 ordinary shares representing 10.45% of PT’s share capital and corresponding voting rights. (2) On 13 February 2012, PT further disclosed that Capital Research and Managment held a qualified holding corresponding to a total of 42,952,953 ordinary shares representing 4.79% of PT’s share capital and corresponding voting rights. (3) On 6 February 2012, PT further disclosed that UBS AG held a qualified holding corresponding to a total of 42,024,498 ordinary shares representing 4.69% of PT’s share capital and corresponding voting rights. (4) On 6 February 2012, PT further disclosed that Norges Bank Group held a qualified holding corresponding to a total of 44,442,888 ordinary shares representing 4.96% of PT’s share capital and corresponding voting rights. (5) On 3 February 2012, PT further disclosed that The Income Fund of America held less than 2% of the voting rights corresponding to the share capital of PT. (6) On 6 March 2012, PT further disclosed that Barclays held a qualified holding corresponding to a total of 22,791,762 ordinary shares representing 2.54% of PT’s share capital and corresponding voting rights. (7) On 9 January 2012, PT further disclosed that JP Morgan has reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT. (8) On 22 January 2012, PT further disclosed that Telefónica has reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT and its long position to less than 5% of PT’s share capital. (9) On 20 February 2012, PT further disclosed that Europacific Growth Fund held a qualified holding corresponding to a total of 23,045,000 ordinary shares representing 2.57% of PT’s share capital and corresponding voting rights.

PT has a diversified shareholder base, with approximately two thirds of its share capital being held by foreign shareholders, mainly in Continental Europe, North America and UK, wich represent approximately 31.5%, 16.3% and 12.7%, respectively of the total shareholder base. The Portuguese market represents 32.1% of PT’s outstanding capital.

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Share performance

The sovereign debt crisis and its ramifications were the key factor in market’s negative performance in 2011, also affecting the telecom sector, which underperformed general markets. This uncertainty generated a climate of significant instability in the financial markets that resulted in an increase in aversion to risk.

Source: Bloomberg

2011 was marked by a deterioration of the financial conditions faced by the Portuguese economy as a result of increased risk aversion of investors against the periphery of the Eurozone, and especially following the downgrades of the Portuguese Republic. As a result the 10-year spread of Spain, Italy and Portugal bonds against the German benchmark widened throughout 2011.

In this challenging context of market volatility, during 2011 PT shares were also penalised by CDS evolution, having fluctuated between a minimum of Euro 4.399 and a maximum of Euro 8.848, closing the year at Euro 4.450 (with an ex-dividend day at 30 December of Euro 0.215).

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Source: Bloomberg

In terms of total shareholder return, PT posted a 19.0% increase during 2009-2011, which compares to 33.2% posted by the DJ Stoxx Telecom Europe index and 0.0% posted by DJ Stoxx Telecom Euro index over the same period. During 2009-2011, PT had one of the best performances among companies in the eurozone and outperformed the DJ Stoxx Telecom Euro index.

Source: Bloomberg

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Among the major financial markets, the NASDAQ registered the best performance during 2009-2011 (+65.2%), followed by the BOVESPA (+51.1%) and S&P 500 (39.2%) . In 2011, the DOW JONES registered the best performance (5.5%), followed by the S&P 500 (0.0%). The other major financial markets registered negative performances, reflecting the global economic and financial crisis.

The PSI-20 index registered a negative performance during 2009-2011 (-13.4%) and in 2011 (-27.6%) reflecting the financial crisis and economy weakness in Portugal.

Source: Bloomberg

Around 702 million PT shares were traded in 2011, equivalent to a daily average of 2.7 million shares.

In 2011, PT ADRs close the year at US$ 5.77, with an average of approximately 221 thousand traded daily on the New York Stock Exchange. The number of ADRs outstanding at the end of 2011 was 24.8 million, of which 49.7% were owned by the top 5 institutional shareholders.

Bond performance

The key credit strength of PT in 2011 continued to be its ability to generate a strong operating free cash flow, as a result of leading market positions in both fixed and mobile businesses in Portugal and in its international operations, as well as the implementation of continued cost cutting programmes. In 2011, PT maintained a solid liquidity position, given its significant level of cash, its debt profile (with an average maturity of approximately 6 years as of the year-end) and the additional flexibility provided by its committed stand-by lines and underwritten commercial paper lines.

Rating

In 2011, Fitch has confirmed the long-term rating on Portugal Telecom at BBB, with negative outlook. Fitch does not apply a direct or linear correlation between sovereign and corporate ratings for issuers in pressured Eurozone countries. The sovereign rating of the Republic of Portugal assigned by Fitch is BB+.

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On the other hand, as per Moody’s and Standard & Poor’s (S&P) methodology, companies’ ratings are restricted by sovereign rating. Thus, in 2011, downgrades of the sovereign rating by Moody’s and S&P led to changes of the credit rating assigned to Portugal Telecom by these rating agencies:

•                  As of 3 June 2011, S&P announced the downgrading of PT’s long-term rating from BBB to BBB-, with negative outlook;

•                  As of 7 June 2011, Moody’s downgraded PT’s long-term rating from Baa2 to Baa3, while maintaining it on review for possible downgrade;

•                  As of 29 July 2011, Moody’s confirmed PT’s credit rating at Baa3 with negative outlook;

•                  As of 23 December 2011, Moody’s announced the downgrading of PT’s long-term rating from Baa3 to Ba1, with negative outlook.

As of 21 January 2012, S&P downgraded PT’s long-term rating from BBB- to BB+, with negative outlook. PT’s credit rating assigned by S&P is one notch higher than the sovereign rating on the Republic of Portugal, which is the maximum rating differential that can apply between the rating on a corporate and a non-investment grade sovereign rating, according to S&P’s criteria.

As of 16 February 2012, Moody’s affirmed the Ba1 credit rating assigned to Portugal Telecom, despite having further downgraded the Republic of Portugal´s sovereign rating on 13 February 2012 to Ba3 with a negative outlook. As per Moody’s methodology, companies’ rating cannot be more than two notches higher than that of the country in which the majority of their business is located.

Bonds

On 8 February 2011, Portugal Telecom, through its wholly-owned subsidiary PT International Finance BV, issued a Euro 600 million Eurobond, with a maturity of 5 years and a coupon rate of 5.625% .

In 2011, the performance of PT’s bonds was significantly influenced by market concerns on sovereigns’ creditworthiness, namely with respect to Portugal, which affected the perceived credit risk of corporates. For that reason, PT’s credit spreads and yields increased significantly during the year, although substantially less than Portuguese sovereign yields, due to PT’s own financial strength and relevant exposure to different geographic markets, which has been growing considerably.

In 2011 PT bought back Euro 62 million of its bonds, with a notional amount of Euro 64 million, generating a financial gain of Euro 2 million. These acquisitions were carried out during 4Q11.

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Source: Bloomberg

In 2011, PT’s exchangeable bonds price followed PT’s share price performance, mainly due to the sovereign problems mentioned above. Price of these exchangeable bonds reached a maximum of 104% in March and its lows in the fourth quarter, at 82%. On 31 May 2011, the exchange price of these exchangeable bonds was adjusted to Euro 9.40, under the terms and conditions of the bonds.

Investor relations activities

PT has a policy of providing its shareholders and other members of the international financial community with clear, transparent, regular and two-way communications.

During 2011, the Company participated in several investor events, including investor roadshows, analyst and investor presentations, one-on-one meetings and conference calls, as well as investor conferences in Europe and in the US.

In 2011, PT held two roadshows, one in Europe and the other in the US, and participated in 6 investor conferences in Europe and in the US. Additionally, PT held over 300 meetings and conference calls with analysts and investors.

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09 Main events

Events of the year

Shareholder remuneration

06. May.11 | PT’s shareholders approved at the Annual General Meeting held on 6 May 2011 the application of the 2010 net income of Euro 5,124,694,889, as follows:

•                  The amount of Euro 413,661,880 be used to cover accumulated losses;

•                  Payment to the shareholders, in addition to the advance of annual profits made in December 2010, of a dividend in the overall amount of Euro 1,165,466,250, corresponding to Euro 1.30 per share in respect of the total number of issued shares: (1) an amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, for the balance of the dividend deemed exceptional and not yet paid, and (2) an additional amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, as ordinary dividend;

•                  Transfer of the remaining net profit for the fiscal year to retained earnings.

As such, and taking into account the amount corresponding to the advance of annual profits made in December 2010, the shareholders have approved that the total sum to be paid as dividend in respect of the 2010 fiscal year was fixed in Euro 2,061,981,750, corresponding to a dividend of Euro 2.30 per share.

15. Dec.11 | PT announced that its Board of Directors, in accordance with the dividend policy made public on 3 November 2010, approved an advance payment on the profits of the 2011 financial year. The gross amount of Euro 0.215 per share, was paid on 4 January 2012.

General Meeting of Shareholders

26. July.11 | PT announced that the General Meeting of Shareholders, approved the amendment of the Company’s Bylaws as proposed, with the elimination of the special rights until now granted to the 500 class A shares (the so-called “golden share”).

Corporate bodies

06. Apr.11 | PT announced that, at the meeting of the Board of Directors, Pedro Jereissati and Otávio Marques de Azevedo were appointed as non-executive members of PT’s Board of Directors to complete the 2009-2011 term of office, and Alfredo Baptista and Pedro Durão Leitão were appointed as executive members of the PT’s Board of Directors to complete the 2009-2011 term of office. Otávio Marques de Azevedo and Pedro Jereissati are, respectively, Chairman and Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding. Alfredo

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Baptista and Pedro Durão Leitão are executive board members of PT Portugal and joined PT in 1979 and 2000, respectively.

PT also announced that Zeinal Bava, its Chief Executive Officer, and Shakhaf Wine, executive board member, were designated by PT to be appointed as members of the Board of Directors of Tele Norte Leste Participações S.A. Additionally, Zeinal Bava and Shakhaf Wine were appointed members of the Board of Directors of Telemar Participações S.A.. Zeinal Bava will also be designated to head Oi’s Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created.

Debt

27. Jan.11 | PT announced the successful issuance of a Euro 600 million Eurobond, with a maturity of 5 years, through its wholly-owned subsidiary PT International Finance BV. The coupon of this issue was 5.625%, with a reoffer.

25. Mar.11 | PT announced a new credit facility amounting to Euro 900 million, with maturity in March 2014, which subsequently was increased to Euro 1,200 million.

31. May.11 | PT informed that the exchange price and the threshold amount of Portugal Telecom International Finance B.V. Euro 750,000,000 4.125% Exchangeable Bonds due in 2014 (ISIN XS0309600848, Common code 030960084) and exchangeable into ordinary shares of PT (the Bonds) were adjusted in accordance with Condition 6.2(c)(i) of the Bonds. Details on the adjustment were provided on the release.

03. Jun.11 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3.

07. Jun.11 | Moody’s announced its review of the credit rating attributed to PT, downgrading the long-term rating from Baa2 to Baa3.

29. July.11 | Moody’s announced that it confirmed the Baa3 Issuer Rating of PT and the ratings of its fully owned subsidiary PT International Finance B.V. (PTIF) with negative outlook, concluding the rating review process initiated on 7 June 2011.

21. Dec.11 | Moody’s announced its review of the credit rating attributed to PT and the ratings of its fully owned subsidiary PT International Finance B.V., downgrading the long-term rating from Baa3 to Ba1. The outlook remained negative.

Meo

14. Nov.11 | PT announced that Meo surpassed one million customers in just three and half years after it was launched on a nation wide basis, in April 2008.

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Spectrum Auction

30. Nov.11 | PT announced that, in relation to the mobile spectrum auction conducted by the Portuguese telecommunications regulator ANACOM, TMN submitted bids for 9 blocks in 3 frequency bands, for a total consideration of Euro 113 million, equivalent to the minimum prices established by the regulator, having obtained spectrum in the frequency bands of 800MHz (2 blocks of 2 x 5MHz), 1.8GHz (1 block of 2 x 4 MHz and 2 blocks of 2 x 5MHz) and 2.6 GHz (4 blocks of 2 x 5 MHz), the maximum allowed in these frequency bands according to the auction rules.

Oi Group

26. Jan.11 | PT informed that it signed the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders.

28. Mar.11 | PT informed that it acquired a direct and indirect stake of 25.28% in Telemar Norte Leste (“TMAR”) for a cash consideration of R$ 8.32 billion. As previously stated the corporate governance rights attributed to PT allowed the proportional consolidation of its 25.6% direct and indirect stake in Telemar Participações S.A. (“TmarPart”), which fully consolidates TNL and TMAR. This proportional consolidation took place from 1 April 2011.

24. May.11 | PT announced that Telemar Participações S.A. (“TmarPart”) approved in its premeeting of shareholders a resolution according to which the Boards of Directors of TmarPart and of its controlled companies, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”), together “Oi Group” or “Oi”, should initiate the procedures, including any necessary studies, to undertake a corporate restructuring of Oi. This corporate restructuring aims at incorporating jointly the shares of TMAR by Coari and of Coari and TNL by BRT, the listed company that will concentrate all shareholdings in the Oi Group and will be the only publicly listed company. BRT will then be renamed Oi S.A. and will have only two classes of shares (ON, ordinary shares, and PN, preferred shares), which will be traded on the Bovespa and NYSE, through an ADR program. The corporate restructuring is based on the following key principles: (1) TmarPart, the controlling entity of the Oi Group, will retain control; (2) the whole Oi structure is to be simplified through this transaction, and (3) independent committees will be established at each listed company to advise each Board of Directors on the terms of the transaction.

Furthermore, Oi subsequently announced that the proposed exchange ratios would be:

Original share/Replacement share	Exchange Ratio
TNLP3/BRTO3	23.122
TNLP4/BRTO4	21.428
TNLP4/BRTO3	18.581
TMAR3/BRTO3	51.149
TMAR5 and TMAR 6/BRTO4	44.537
TMAR5 and TMAR 6/BRTO3	38.620

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News related to Dedic and Contax

10. Jan.11 | PT informed that it was in negotiations with CTX Participações S.A. (“CTX”), its subsidiary Contax and its controlling shareholders to define the structure and conditions of a possible corporate restructuring which would result in a potential integration of the businesses and activities of Contax and Dedic and in PT becoming a shareholder of CTX.

Subsequent events

Corporate bodies

29. Feb.12 | PT announced that Jorge Humberto Correia Tomé has resigned from his office as non-executive member of the Company’s Board of Directors.

Debt

21. Jan.12 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B.

Oi Group

27. Feb.12 | PT announced that the general meetings of the companies constituting the Oi group, approved Oi’s corporate simplification. Following this approval the current corporate structure constituted by Tele Norte Leste Participações S.A. (“TNE”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) was integrated in BRT, which will be renamed Oi S.A., and will have only two share classes (common shares, ON, and preferred shares, PN). These shares will be traded in the Bovespa and in the NYSE, through an ADR programme.

As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value. The number of shares outstanding and therefore the final position of Telemar Participações S.A. (“TPAR”), Oi’s controlling vehicle, and PT will be established after the exercise of withdrawal rights by shareholders entitled to such. PT’s economic position in Oi, direct and indirect, will be between 21.5% and 25.1%. The period of application of the withdrawal ends on 29 March 2012.

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10 Main risks and uncertainties

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations and the execution of the business plan and achievement of strategic goals defined by the Board of Directors. Such mechanisms are based on an enterprise wide risk management model, which seeks to ensure, inter alia, the implementation of Corporate Governance practices and transparency in the disclosure of information to the market and shareholders.

As a structured approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviors.

Risk Management is sponsored by the Executive Committee in conjunction with the management teams from the various businesses, at national and international level, in such a way as to identify, evaluate and manage uncertainties and threats that might affect the pursuance of the plan and strategic goals. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

The Risk Management process implemented in PT is based on an internationally acknowledged methodology – COSO II, developed by the Committee of Sponsorship Organizations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and achievement of strategic goals.

As a result of the process that manages risks that might adversely affect PT Group’s business, the following risk should be highlighted:

Relevant Risks
Environment Risk	Regulation

PT is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on the PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Digital Terrestrial Television; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; and (ix) Digital Dividend and (x) Network Security and Resilience.

Additional detail regarding regulation that might impact the company is included in the Regulatory Background chapter of the annual report.

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Competition

There is a possibility of a decline in the PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; and (v) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

(1) Residential: Consolidate the growth trends in the residential segment by leveraging its successful TV strategy (that has reached a 35% share in the Portuguese pay TV market) through a differentiated and sophisticated multi-screen pay-TV experience. During 2011, PT’s offer in this area was enhanced with the launch of the Meo GO service, allowing simultaneous connection of multiple devices through wireless and wireline networks inside the customer home (TVs, games consoles, PCs, laptops, tablets, smartphones). Multi-screen TV is a key lever for differentiation and Meo is already converging towards a seamless offering on the TV, PC and smartphone.

(2) Personal: Develop innovative data and internet access products and convergent services and apps for the personal segment and on key partnerships, supported by the strong presence of its Sapo online portal, while simultaneously redesigning its tariff structure to improve the underlying trends in the mobile business, and

(3) Enterprise and small/medium business: New services leveraging on PT’s unique transport and access networks. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty in these competitive market segments. PT will also leverage its new leading-edge data centre and cloud computing in order to supply new and distinctive services to the market.

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has been building a relevant portfolio of international operations.

It should also be stressed that these actions are complemented by a constant benchmarking of the PT vis-à-vis its competitors’ business, in order to ensure leadership and excellence of the offer to its customers.

Technological Innovation

With a background of quick technological changes of the business sector in which PT Group operates, the company is subjected to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for Portugal Telecom, given its key role in ensuring sustained growth, particularly in a difficult economic context which forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

The PT Group is historically one of the Portuguese companies with a larger volume of investment R&D. In this field, PT holds strategic assets that allow it to ensure the implementation of innovative projects, including:

•      PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market.

•      OPEN development and innovation program: having as its purpose the implementation of systematized research practices and information processing, involving the whole organization, for the materialization of innovative projects.

•      Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardization and adoption of new technologies by the sector, including the carrying out of international benchmarks.

•      Strategic partnerships with technological, equipment and content suppliers and service providers.

Additional detail regarding Technological Innovation that might impact the company is included in the Research and Development chapter of the annual report.

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Environment Risk	Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of the PT Group.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

Portugal Telecom holds financial investments in foreign countries which currency is not the euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the euro affect the translation of the results attributable to Portugal Telecom, and therefore impact the PT Group’s results and asset position. Additionally PT is also exposed to exchange rate risks in regards to debt in a currency other than Euro.

The Company does not have a hedging policy regarding the value of these Investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Additional detail regarding Exchange Rate risks that might impact the company is included in the Financial Instruments chapter of the annual report.

Interest Rates

Interest rate risk basically impact our financial expenses on the floating interest rate debt. With increased uncertainty and volatility in financial market. Risk premium in the markets and the fluctuation of the interest rates of the Portuguese sovereign debt have increased significantly, which amplify the probability of occurrence of this risk.

In this way, the current conditions of the financial markets might have an adverse effect on the PT Group’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department.

Additional detail regarding Interest Rates risks that might impact the company is included in the Financial Instruments chapter of the annual report.

Portugal Telecom contracts a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Additional detail regarding Financial Instruments and their impact the company is included in the Financial Instruments chapter of the annual report.

Credit risk

Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (i) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (ii) monitor the evolution of the level of credit granted; (iii) perform an impairment analysis of its receivables on a regular basis; and (iv) assess the market risk where the customer is located.

Risks related to treasury activities result mainly from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Additional detail regarding Credit Risk and their impact the company is included in the Financial Instruments chapter of the annual report.

Liquidity risk

These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group’s financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

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In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations.

Additional detail regarding Credit Risk and their impact the company is included in the Financial Instruments chapter of the annual report.

Additionally the capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The company reviews periodically its capital structure considering the risks associated with each of the classes of the capital structure.

Additional detail regarding Liquidity Risk and their impact the company is included in the Financial Instruments chapter of the annual report.

Operational Risk	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for the PT Group to ensure continued critical operations within high quality parameters, aimed not only at customer satisfaction, but also in compliance with regulatory requirements.

In this way, the PT Group has strongly emphasized the management process of this risk, not only at infrastructure availability and resilience level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT Group’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

		•	Securing the telecommunications core network;
		•	Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;
		•	Definition and implementation of disaster recovery plans;
		•	Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;
		•	Investment in new generation networks and preventive maintenance actions;
		•	Investment in information systems to support the activity of technical teams;
		•	Investment in new state of the art Datacenter in order to ensure the resilience and capacity of the infrastructure.

During 2011 it should also be highlighted the consolidation on a single Business Continuity office of all the processes and operations that guarantee the resilience of the core services of PT Group, in order to increase their efficiency and effectiveness of the company’s response in the following areas:

		•	Prevention: Planning and preparation in order to reduce the impact of incidents in the critical processes that support the business;
		•	Emergency Response and Recovery: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities. Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

In this way, the PT Group has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability program; (v) Awareness and training campaigns. Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

	Talent	The PT Group’s capacity to obtain and retain talent is a fundamental vector for the

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Retention

pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

	•	In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of the PT Group;
	•	In the identification of key-elements of the PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

For additional information on internal controls and risk management please refer to the Corporate Governance Report included in this Annual Report.

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11 Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its assets portfolio, by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. PT aims to continue to take advantage of the convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

Following the restructuring of its Portuguese businesses along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms and multimedia convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. PT will maintain the effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. In the personal segment, PT will continue to contribute to increase the penetration of smartphones, to develop new services and tariff plans and to differentiate further its mobile offering, benefiting from the deployment of LTE and leading the 4G roll-out in the Portuguese market. In the enterprises segment, PT will continue to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors. Additionally, PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to develop further new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to further explore the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively consider value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure, including aggressive glide paths for mobile termination rates as well as declining roaming prices. PT will also continue to operate in a context of a European economic instability, particularly in Portugal, that will create additional financial and economic challenges and barriers to the development of its businesses.

93

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

PT aims at providing an attractive shareholder remuneration package within the context of the sector combined with improving growth prospects, leveraging on its international exposure to high growth economies and on the optimisation potential of its portfolio.

94

12 Statement by the persons responsible

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The management report, the financial statements, the auditor’s opinion and the other financial statements and documents required by law or regulation concerning the financial year ended on 31 December 2011 were prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole;

•                  The management report concerning such financial year includes a fair review of the development of the business and the performance and position of Portugal Telecom, SGPS, SA and the undertakings included in the consolidation taken as a whole, including an accurate description of the principal risks and uncertainties that they face.

Lisbon, 22 March 2012

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Alfredo José Silva de Oliveira Baptista, Executive Director

Carlos Alves Duarte, Executive Director

95

Pedro Humberto Monteiro Durão Leitão, Executive Director

Manuel Rosa da Siva, Executive Director

Shakhaf Wine, Executive Director

Otávio Marques de Azevedo, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Pedro Jereissati, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

96

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

97

13 Activities of Non-Executive Directors

In accordance with Article Six of its Regulation, approved on 3 October 2008, PT’s Board of Directors has restated its commitment to confer to its non-executive members the effective ability to monitor, evaluate and supervise the executive management of the Company.

During the year of 2011, PT’s non-executive directors were able to effectively carry out their functions without any kind of constraints. In light of this, the following activities should be highlighted:

•                  In addition to the exercise of their duties that have not been delegated to the Executive Committee, PT’s non-executive members have performed their supervisory functions over the executive management, according to and for the purposes of no. 8 of Article 407 of the Portuguese Companies Code and no. 1 of Article Six of the Board of Directors’ Internal Regulation. Indeed, pursuant to those rules, the delegation of powers to the Executive Committee does not prevent the legal duty of general surveillance impending over non-executive directors.

•                  As set out in Articles Five and Six of the Board of Directors’ Internal Regulation, PT’s non-executive directors have also performed their supervisory functions in the internal committees of this corporate body, i.e.:

•                  In the Corporate Governance Committee, exclusively comprised by non-executive directors and whose powers and activities in 2011 are described in chapter II, paragraph 3 C of the Company’s Corporate Governance Report;

•                  In the Evaluation Committee, comprised in its majority by non-executive directors whose powers and activities in 2011 are described in chapter II, paragraph 3 C of the Company’s Corporate Governance Report.

The effective performance of their functions by PT’s non-executive directors was also strengthened by the role of the chairman of the Board of Directors, who, since 28 March 2008, has exclusively carried out the functions of chairman, thus ceasing to perform executive functions in what concerns the functions delegated to the Executive Committee.

This role performed by the chairman is moreover set out in Article Four of the Board of Directors’ Internal Regulation and has been implemented by the following means:

•                  Monitoring of the Executive Committee’s activities in order to keep the Board of Directors informed about the performance of the duties delegated to such Committee;

•                  Contribution to the effective performance of the non-executive directors’ functions and duties, assuring the necessary mechanisms in order to allow them to take informed and independent decisions, in particular, when performing their duty of coordinating the Board of Directors’ meetings;

•                  Enhancement of the activities of the Board of Directors’ internal committees.

During the year of 2011, PT’s non-executive directors were able to carry out the abovementioned functions and activities, in particular, through the following practices:

98

•                  Detailed presentations carried out by the Executive Committee in the Board of Directors’ meetings, regarding the aspects of the performed activities that are deemed relevant, providing the non-executive directors with the requested additional information and enhancing a profound and prolific debate concerning the activity of the enterprise (notably with regard to strategic decisions);

•                  Sending by the Chief Executive Officer to the Chairman of the Board of Directors of the notices to convene and minutes of the Executive Committee’s meetings;

•                  Regular attendance of the non-executive directors to the meetings of the Board of Directors (who correspond to the majority of the members of this corporate body in functions), having been held a broad number of meetings of this corporate body (13 meetings during the year of 2011), as well as informal meetings and presentations with the non-executive directors, intended for the clarification and discussion concerning specific themes that are related to the financial information and the business of the Company;

•                  Intervention in the decision-making process regarding certain related party transactions, notably: (i) the conclusion of transactions in an amount exceeding 100,000 euros is subject to a prior opinion of the Audit Committee; and (ii) the transactions with shareholders in an amount exceeding 1,000,000 euros are subject to approval by the Board of Directors;

•                  Obtaining by the non-executive directors, jointly or separately, of the necessary or convenient information for the performance of their functions, upon request to the Chairman of the Board of Directors and/or to the Chief Executive Officer, thus allowing that the response is provided in a timely and proper manner.

•                  Without prejudice to cases of recognised urgency, the notice to convene for the Board of Directors’ meetings is announced at least 5 days in advance, and the agenda as well as the documentation supporting the resolutions are made available at least 3 days in advance.

In addition to these activities, it should by mentioned that, having the Company chosen the Anglo-Saxon model, its supervisory body is the Audit Committee, exclusively comprised by non-executive Directors, which, in the performance of its functions pursuant to the law, the by-laws and the regulations better described in chapter II, paragraph 3 B of the Company’s Corporate Governance Report, presents the result of its activity in autonomous reports and opinions, among which the report on the supervisory activity and the opinions on the individual and consolidated reports and accounts submitted in each year.

99

Portugal Telecom

2011 Consolidated Financial Statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
CONTINUING OPERATIONS
REVENUES
Services rendered	6	5,859,286,893	3,516,023,963
Sales	6	141,455,409	165,615,850
Other revenues	6	146,102,419	60,614,025
	6	6,146,844,721	3,742,253,838

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	1,020,475,455	637,115,622
Direct costs	9	1,012,274,450	547,559,101
Costs of products sold	10	169,875,122	179,893,915
Marketing and publicity		131,118,820	81,096,858
Supplies, external services and other expenses	11	1,281,382,721	724,519,676
Indirect taxes	13	187,460,760	45,418,246
Provisions and adjustments	42	156,264,110	34,951,944
Depreciation and amortisation	36 and 37	1,325,584,609	758,567,813
Post retirement benefits costs	14	58,527,048	38,209,838
Curtailment costs	14	36,429,874	145,513,252
Gains on disposal of fixed assets, net		(9,190,969)	(5,542,839)
Other costs, net	15	32,632,583	141,194,008
		5,402,834,583	3,328,497,434
Income before financial results and taxes		744,010,138	413,756,404

FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	297,114,673	185,044,935
Net foreign currency exchange losses	17	18,146,031	6,814,213
Net gains on financial assets and other investments	18	(577,737)	(1,860,287)
Equity in earnings of associated companies, net	34	(209,183,860)	(141,709,104)
Net other financial losses	19	107,402,475	33,300,530
		212,901,582	81,590,287

Income before taxes		531,108,556	332,166,117
Income taxes	20	108,196,813	77,525,848
Netincome from continuing operations		422,911,743	254,640,269

DISCONTINUED OPERATIONS
Net income from discontinued operations	21	—	5,565,426,533
NET INCOME		422,911,743	5,820,066,802

Attributable to non-controlling interests	22	83,782,511	147,871,835
Attributable to equity holders of the parent	24	339,129,232	5,672,194,967

Earnings per share
Basic	24	0.39	6.48
Diluted	24	0.39	6.06

Earnings per share from continuing operations
Basic	24	0.39	0.19
Diluted	24	0.39	0.19

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S. A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
Income (expenses) recognised directly in shareholders’ equity (Note 44.5)
Foreign currency translation adjustments
Translation of foreign operations (i)		(289,362,828)	433,946,646
Transfers to profit and loss (ii)		(37,794,036)	(1,166,099,952)
Post retirement benefits
Net actuarial losses	14	(80,537,620)	(450,674,906)
Tax effect (iii)	20	20,934,533	85,748,128
Hedge accounting of financial instruments
Change in fair value	45	24,494,061	3,859,739
Transfers to profit and loss	45	(25,863,984)	(3,791,679)
Tax effect	20	958,275	(18,037)
Other expenses recognised directly in shareholders’ equity, net (iv)		(24,055,124)	(11,283,072)
		(411,226,723)	(1,108,313,133)
Reserves recognised directly in shareholders’ equity (Note 44.5)
Revaluation reserve
Revaluation of real estate and ducts infrastructure	37	(126,167,561)	—
Tax effect	20	31,541,890	—
Reassessement of the deferred tax liability related to the revaluation of assets (v)	20	—	14,181,908
		(94,625,671)	14,181,908
Total earnings and reserves recognised directly in shareholders’ equity		(505,852,394)	(1,094,131,225)
Income recognised in the income statement		422,911,743	5,820,066,802
Total income recognised		(82,940,651)	4,725,935,577
Attributable to non-controlling interests		30,339,901	257,155,531
Attributable to equity holders of the parent		(113,280,552)	4,468,780,046

(i)

Losses recorded in the year ended 31 December 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax. Gains recognized in the year ended 31 December 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro on Portugal Telecom’s former investment in Brasilcel, amounting to Euro 337 million.

(ii)

In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss upon the completion of the disposal of this investment in January 2011 (Note 33). In 2010, this caption includes an amount of Euro 1,134,159,099 (Note 21) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel that was reclassified to profit and loss upon the disposal of this investment in September 2010, and an amount of Euro 31,940,853 (Note 21) corresponding to a portion of the cumulative amount of foreign currency translation adjustments that was reclassified to profit and loss following a repayment of part of the investment in Brasilcel through share capital reductions occurred at this company during the first half of 2010.

(iii)

This caption includes the tax effect on net actuarial losses recorded in the years ended 31 December 2011 and 2010 and a loss of Euro 26,924,481 recognised in 2010 related to the impact on deferred tax assets resulting from a reduction on the applicable corporate tax rate from 26.5% to 25.0%.

(iv)

This caption includes an amount of Euro 11 million in both years corresponding to the tax effect on dividends received in 2011 and 2010 under the equity swap contracts over own shares, which for accounting purposes were recorded as treasury shares. In addition, this caption includes an expense of Euro 7 million in 2011 related to the tax effect on dividends received by Telemar Norte Leste regarding its investment in Portugal Telecom, which for accounting purposes was recorded as treasury shares in the Consolidated Statement of Financial Position.

(v)	In 2010, this caption corresponds to the impact on deferred tax liabilities resulting from a reduction on the applicable tax rate.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S. A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2011 AND 2010

Euro

	Notes	31 Dec 2011	31 Dec 2010
ASSETS
Current Assets
Cash and cash equivalents		4,930,012,396	4,764,732,734
Short-term investments	25	738,112,198	341,772,444
Accounts receivable - trade	26	1,580,334,752	1,054,028,600
Accounts receivable - other	27	332,635,396	2,330,095,617
Inventories	28	133,506,967	101,515,755
Taxes receivable	29	374,500,400	37,545,321
Prepaid expenses	30	73,584,328	39,617,800
Judicial deposits	31	229,321,275	—
Other current assets	32	41,028,329	25,647,001
Non-current assets held for sale	33	—	160,448,046
Total current assets		8,433,036,041	8,855,403,318

Non-Current Assets
Accounts receivable - trade		1,225,001	1,451,332
Accounts receivable - other	27	22,096,000	17,661,730
Taxes receivable	29	56,406,992	267,622
Investments in group companies	34	533,444,415	361,517,602
Other investments	35	22,884,590	17,680,614
Intangible assets	36	5,424,100,459	1,111,692,584
Tangible assets	37	6,228,622,568	3,874,613,414
Post retirement benefits	14	13,620,935	1,927,991
Deferred taxes	20	1,220,882,009	653,075,198
Judicial deposits	31	854,761,888	—
Other non-current assets	32	132,710,054	274,640,756
Total non-current assets		14,510,754,911	6,314,528,843
Total assets		22,943,790,952	15,169,932,161

LIABILITIES
Current Liabilities
Short-term debt	38	3,291,558,305	951,921,279
Accounts payable	39	1,244,239,461	711,489,295
Accrued expenses	40	922,779,134	558,974,927
Deferred income	41	299,352,137	287,808,093
Taxes payable	29	411,776,877	57,410,840
Provisions	42	282,487,720	87,683,131
Other current liabilities	43	359,660,738	28,391,592
Total current liabilities		6,811,854,372	2,683,679,157

Non-Current Liabilities
Medium and long-term debt	38	8,989,400,331	6,254,380,288
Accounts payable	39	201,956,296	11,110,580
Taxes payable	29	314,374,825	3,805,301
Provisions	42	579,396,803	40,947,202
Post retirement benefits	14	1,004,065,628	968,792,596
Deferred taxes	20	1,052,457,228	311,597,337
Other non-current liabilities	43	247,479,376	286,474,565
Total non-current liabilities		12,389,130,487	7,877,107,869
Total liabilities		19,200,984,859	10,560,787,026

SHAREHOLDERS’ EQUITY
Share capital	44	26,895,375	26,895,375
Treasury shares	44	(326,382,864)	(178,071,827)
Legal reserve	44	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320
Revaluation reserve	44	556,543,594	693,283,402
Other reserves and accumulated earnings	44	2,557,270,220	3,836,598,153
Equity excluding non-controlling interests		2,828,069,784	4,392,448,562
Non-controlling interests	22	914,736,309	216,696,573
Total equity		3,742,806,093	4,609,145,135
Total liabilities and shareholders’ equity		22,943,790,952	15,169,932,161

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

				Reserve for		Other reserves	Equity excluding	Non-controlling
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	interests	Total
	capital	shares	reserve	shares	reserve	earnings	interests	(Note 22)	equity
Balance as at 31 December 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 23)	—	—	—	—	—	(503,626,688)	(503,626,688)	(61,483,720)	(565,110,408)
Antecipated dividends (Note 23)						(875,872,500)	(875,872,500)	—	(875,872,500)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	(1,048,110,450)	(1,048,110,450)
Tax effect on equity component of exchangeable bonds (Note 20)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Income recognized directly in equity	—	—	—	—	(28,824,733)	(1,174,590,188)	(1,203,414,921)	109,283,696	(1,094,131,225)
Income recognized in the income statement	—	—	—	—	—	5,672,194,967	5,672,194,967	147,871,835	5,820,066,802
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 23 and 44.5)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(54,718,768)	(1,172,706,089)
Antecipated dividends (Notes 23 and 44.5)						(184,799,868)	(184,799,868)	—	(184,799,868)
Changes in the consolidation perimeter	—	—	—	—	—	—	—	808,765,991	808,765,991
Portugal Telecom’s shares acquired by Oi (Note 1)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Revaluation of certain tangible assets	—	—	—	—	(94,625,671)	—	(94,625,671)	—	(94,625,671)
Income recognized directly in equity	—	—	—	—	(42,114,137)	(315,669,976)	(357,784,113)	(53,442,610)	(411,226,723)
Income recognized in the income statement	—	—	—	—	—	339,129,232	339,129,232	83,782,511	422,911,743
Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,736,309	3,742,806,093

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2011 AND 2010

Euro

	Notes	2011	2010
OPERATING ACTIVITIES (Note 47.a)
Collections from clients		6,872,212,265	4,217,884,234
Payments to suppliers		(3,071,030,520)	(2,142,344,825)
Payments to employees		(1,052,530,685)	(657,641,753)
Payments relating to income taxes	47.b	(164,560,300)	(63,765,524)
Payments relating to post retirement benefits, net	14	(198,223,997)	(235,179,099)
Payments relating to indirect taxes and other	47.c	(610,714,238)	(215,112,767)
Cash flows from operating activities from continuing operations		1,775,152,525	903,840,266
Cash flows from operating activities from discontinued operations	21	—	603,033,383
Cash flows from operating activities (1)		1,775,152,525	1,506,873,649

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.d	97,492,590	6,602,876
Financial investments	47.e	170,819,847	4,443,356
Tangible and intangible assets		10,761,447	34,181,595
Interest and related income	47.f	339,561,933	85,588,733
Dividends	47.g	147,209,113	54,102,740
Other investing activities	47.h	40,530,444	510,002
		806,375,374	185,429,302
Payments resulting from:
Short-term financial applications	47.d	(301,661,547)	(326,770,774)
Financial investments	47.i	(2,265,668,045)	(3,654,405)
Tangible and intangible assets		(1,217,277,754)	(1,154,806,237)
Other investing activities	47.i	(30,996,476)	(1,413,736)
		(3,815,603,822)	(1,486,645,152)
Cash flows from investing activities related to continuing operations		(3,009,228,448)	(1,301,215,850)
Cash flows from investing activities related to discontinued operations	21	2,000,000,000	5,373,608,488
Cash flows from investing activities (2)		(1,009,228,448)	4,072,392,638

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.j	7,333,257,840	21,541,252,607
Subsidies		1,062,132	1,774,045
Other financing activities		897,290	245,539
		7,335,217,262	21,543,272,191
Payments resulting from:
Loans repaid	47.j	(5,878,028,282)	(21,341,949,798)
Interest and related expenses	47.f	(647,706,534)	(312,643,855)
Dividends	47.k	(1,206,055,463)	(1,451,951,875)
Acquisition of treasury shares	47.l	(86,819,821)	—
Other financing activities	47.m	(56,906,153)	(7,904,034)
		(7,875,516,253)	(23,114,449,562)
Cash flows from financing activities related to continuing operations		(540,298,991)	(1,571,177,371)
Cash flows from financing activities related to discontinued operations	21	—	(357,879,144)
Cash flows from financing activities (3)		(540,298,991)	(1,929,056,515)

Cash and cash equivalents at the beginning of the period		4,764,732,734	1,449,516,549
Change in cash and cash equivalents (4)=(1)+(2)+(3)		225,625,086	3,650,209,772
Effect of exchange differences		(60,345,424)	47,474,641
Cash and cash equivalents of discontinued operations as at the date of disposal		—	(382,468,228)
Cash and cash equivalents at the end of the period		4,930,012,396	4,764,732,734

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2011

(Amounts expressed in Euros, except where otherwise stated)

1.    Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A., Telefones de Lisboa e Porto, S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

On 26 July 2011, Portugal Telecom’s General Meeting of Shareholders approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares, the so-called “golden share” (Note 44).

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal

In Portugal, fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”) under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). PT Comunicações also renders Pay-TV services branded Meo, through IPTV, FTTH and DTH platforms, and Internet Service Provider (“ISP”) services to residential and small and medium size companies. In addition and following the merger of PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”) in 2011, PT Comunicações renders data transmission services and is an ISP for large clients.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, S.A. (“TMN”), under a GSM license granted by the Portuguese State in 1992 (initial period of 15 years), which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 (initial period of 15 years, renewable for an addition period of another 15 years). In December 2011, TMN acquired a fourth generation mobile license (“4G license”), under which will provide services as from 2012 through the

Long Term Evolution (“LTE”) technology, which represents an evolution from the GSM technology that allows for higher levels of bandwith and speed. This license has an initial period of 15 years, renewable for an addition period of another 15 years.

Brazil

In Brazil, since March 2011, the Group renders telecommunication services through Telemar Norte Leste, S.A. (“Telemar”) and its subsidiaries, which operate under the brand name Oi, and renders corporate and call center services through Contax, S.A. (“Contax”) and its subsidiaries.

Oi is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients. Portugal Telecom completed the acquisition of a direct and indirect stake of a 25.3% in Telemar, for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million (Note 2.b), through (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. (“Telemar Participações”), Tele Norte Leste Participações, S.A. (“TNL”) and Telemar, and (2) the acquisition of a 35% stake in each of the two main shareholders of Telemar Participações, AG Telecom Participações, S.A. (“AG”) and LF Tel, S.A. (“LF”). This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

The terms of the shareholders’ agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IAS 31 Interests in Joint Ventures (“IAS 31”), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a jointly controlled entity. Notwithstanding the option included in IAS 31 to apply the equity method of accounting, Portugal Telecom, in line with the accounting policy used in previous years, has chosen to use the proportional consolidation method to recognize in the consolidated financial statements its investment in the jointly controlled entity Telemar Participações, which in turn fully consolidates TNL and Telemar and its subsidiaries. In connection with the acquisition process of the investment in Oi, Portugal Telecom acquired a direct and indirect interest in Telemar Participações of 25.6%, percentage that is considered in the proportional consolidation desta empresa e de todas as suas empresas controladas.

The purpose of the strategic partnership between Portugal Telecom and Oi is to develop a global telecommunications platform that will allow for cooperation in diverse areas, with a view to, among other things, sharing best practices, achieving economies of scale, implementing research and development initiatives, developing new technologies, expanding internationally, particularly in Latin America and Africa, diversifying the services provided to customers, maximizing synergies and reducing costs, and seeking to offer constant high quality services to our corporate and individual customers, while creating and adding value for our shareholders.

Under the strategic partnership between Portugal Telecom and Oi, it was envisaged that, amongst other purposes, Oi would use part of the proceeds received from the share capital increase for the acquisition of up to 10% of Portugal Telecom’s share capital. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom (Note 23), representing 7.2% of Portugal Telecom’s share capital. Portugal Telecom’s share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 148 million as at 31 December 2011 (Note 44.2), including Euro 61 million (Note 2.b) related to shares acquired before the end of March 2011 and Euro 87 million (Note 47.l) that relates to shares acquired during the second quarter of 2011.

Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. (“CTX”) for a consideration of R$ 181 million, equivalent to Euro 80 million (Note 2.b). As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake

(25.8%, via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom’s financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom’s Business Process Outsourcing provider) by Contax and was completed on 1 July 2011, as the Board of Directors and the Shareholders’ Meetings of Dedic, CTX and Contax approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million (Euro 22 million). As a result of these operations, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax. Additionally, a total goodwill of Euro 28 million (Note 36) was recorded, corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax.

In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center (“Allus”) for an amount of R$245 million (Note 2.b). Consequently, the results of Contax, which are proportionally consolidated in Portugal Telecom’s Income Statement as from 1 April 2011, include the full consolidation of the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to support its clients throughout their entire customer relationship chain.

On 24 May 2011, in a pre-meeting of the shareholders of Telemar Participações, in accordance with the terms of the Shareholders Agreement of this company, it was approved to instruct the managements of Telemar Participações and of each of its controlled companies TNL, Telemar, Coari Participações (“Coari”) and Brasil Telecom (together “Oi Companies”) to conduct the relevant analysis and implement the required procedures for the execution of a corporate reorganization of the Oi companies (the “Corporate Reorganization”). Regarding this corporate reorganization, the following should be mentioned:

•                  The main steps necessary to conclude this corporate reorganization include:

(a)         The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

(b)         The merger of Coari into Brasil Telecom, with Coari ceasing to exist;

(c)          The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

(d)         The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the calculation of the exchange ratios. Considering the commitment underlying these operations, Brasil Telecom recognized this amount payable to its shareholders, including R$740 million payable to its controlling shareholder Coari Participações (49.3%), which is fully owned by Telemar, and R$762 million payable to non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million (Notes 22 and 43) as at the date of the deliberation, which was included under the caption “Other current liabilities”.

Following these operations, Brasil Telecom, which shall be renamed Oi, S.A., will consolidate all of the current equity interests of the Oi Companies, and will be the only of the Oi Companies to have its shares listed on the stock exchange.

•                  The main benefits associated with this reorganization include, among other things, simplifying the corporate structure of the Oi Companies, consolidating the Oi Companies’ shareholders bases, significantly increasing the liquidity of the shares of the

Oi Companies, consolidating the Oi Companies’ balance sheets allowing for the definition of a long term dividend policy and reducing operational, administrative and financial costs.

•                  In order to conclude this corporate reorganization, TNL, Telemar and Brasil Telecom constituted Special Independent Committees, each of which negotiated the conditions of the transactions involving its company, including the definition of the exchange ratios, and submited its recommendations to the Board of Directors of each company.

•                  On 1 August 2011, as a result of the analysis made by each independent committees individually and the negotiations held among all, the independent committees informed the president of the Board of Directors of each of those companies about the exchange ratios recommended that the Oi Companies’ respective Board of Directors should adopt in relation to the mergers of Coari and TNL into Brasil Telecom.

•                  On 27 February 2012, the shareholders meetings of the Oi Companies approved the Corporate Reorganization (Note 50).

Africa

In Africa, the group renders fixed, mobile and other telecommunication related services essentially through Africatel Holding BV (“Africatel”). The Group provide services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique, Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited (“MTC”), LTM – Listas Telefónicas de Moçambique (“LTM”), Cabo Verde Telecom and CST – Companhia Santomense de Telecomunicações, SARL (“CST”).

Asia

In Asia, the group renders fixed, mobile and other telecommunication related services essentially through Timor Telecom and Companhia de Telecomunicações de Macau, SARL (“CTM”).

Discontinued operations (Note 21)

On 27 September 2010, Portugal Telecom concluded the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day, Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million in 2010 (Note 21), and Euro 2,000 million on 31 October 2011 (Note 21), in accordance with the terms of the agreement reached with Telefónica. Portugal Telecom recognized a net gain of Euro 5,423 million (Note 21) on this sale.

As a result of the sale of the investment in Brasilcel, Portugal Telecom’s former Brazilian mobile business was classified as a discontinued operation and accordingly: (1) the earnings of this business in 2010 until the completion of the disposal were presented in the Consolidated Income Statement under the caption “Net income from discontinued operations”; and (2) cash flows from this business up to the date of disposal were presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations, together with the proceeds obtained with the sale.

2.    Basis of presentation

The consolidated financial statements for the year ended 31 December 2011 were approved by the Board of Directors and authorized for issue on 22 March 2012.

Consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group’s operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) as at 31 December 2011, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom and IFRS as published by the International Accounting Standards Board.

Consolidated financial statements have been prepared assuming the continuity of operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities (exhibit I)

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity and obtains the majority of the economic benefits and risks. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated.

The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the Consolidated Statement of Financial Position and in the Consolidated Income Statement, under the caption “Non-controlling interests” (Note 22).

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period. Non-controlling interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement as from the effective date of the acquisition or up to the effective date of disposal.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

When necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures (exhibit II)

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

Under the proportional consolidation method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption.

Assets, liabilities and contingent liabilities of a joint venture are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period.

Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies in line with those adopted by the Group.

Following the acquisition of the investments in Oi and Contax, which are classified as jointly controlled entities in accordance with IAS 31, Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011.

As a result of the disposal of the 50% stake in Brasilcel, as mentioned above, Portugal Telecom’s share in the earnings of this joint venture for all the periods presented was included under the caption “Net income from discontinued operations” (Note 21).

Investments in associates (exhibit III)

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom’s accounting policies. Under this method, investments in associated companies are carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group’s share in the results of the associated company, recorded under the caption “Equity in earnings of associated companies, net” (Note 34). In addition, these financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Dividends attributed by associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

Where necessary, adjustments are made to the financial statements of associated companies to adjust their accounting policies in line with those adopted by the Group.

Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations (“IFRS 3”). Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1

January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date. Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

Goodwill related to subsidiaries and jointly controlled entities is recognized under the caption “Intangible assets” (Note 36) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to associated companies is recognised under the caption “Investments in group companies” (Note 34). These investments are also tested for impairment losses.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

Acquisitions

On 28 March 2011, Portugal Telecom completed the acquisition of direct and indirect stakes in Telemar and Contax, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011, as explained above. The investment in Telemar was made through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was made indirectly through the acquisition of direct stakes in the share capital of CTX and of its controlling shareholders. The investments in Telemar and Contax were acquired through the subsidiaries Bratel Brasil, S.A. and Portugal Telecom Brasil, S.A., respectively, and were structured as follows as at 28 March 2011 (acquisition date):

				Stake as at 28 March 2011 (a)
Company	Notes	Head office	Activity	Direct	Effective

PASA Participações, S.A.		Belo Horizonte	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

EDSP 75 Participações, S.A.		São Paulo	Management of investments.	Bratel Brasil, S.A. (35.0%)	35.0%

AG Telecom Participações, S.A.		Belo Horizonte	Management of investments.	PASA Participações, S.A. (100%)	35.0%

Luxemburgo Participações, S.A.		Belo Horizonte	Management of investments.	AG Telecom Participações, S.A.(100%)	35.0%

LF Tel, S.A.		São Paulo	Management of investments.	EDSP 75 Participações, S.A.(100%)	35.0%

Telemar Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (12.1%); AG Telecom Participações, S.A. (12.9%); Luxemburgo Participações, S.A. (6.5%); LF Tel, S.A. (19.4%)	25.6%

Tele Norte Leste Participações, S.A.	(c)	Rio de Janeiro	Management of investments.	Bratel Brasil, S.A. (10.5%); Luxemburgo Participações, S.A. (2.4%); LF Tel, S.A. (2.4%); Telemar Participações (22.2%)	17.9%

Telemar Norte Leste, S.A.	(d)	Rio de Janeiro	Provider of telecommunications services in Brazil.	Bratel Brasil, S.A. (9.4%); Luxemburgo Participações, S.A. (3.3%); LF Tel, S.A. (3.3%); Telemar Participações (3.8%); TNL (70.5%)	25.3%

CTX Participações, S.A.	(b)	Rio de Janeiro	Management of investments.	Portugal Telecom Brasil, S.A.(16.2%); AG Telecom Participações, S.A. (25.4%); Luxemburgo Participações, S.A. (11.4%); LF Tel, S.A.(36.8%)	42.0%

Contax Participações, S.A.	(e) (f)	Rio de Janeiro	Management of investments.	CTX Participações (33.5%)	14.1%

Contax, S.A.	(f)	Rio de Janeiro	Call center services.	Contax Participações (100%)	14.1%

(a)	The ownership structures of Telemar and Contax as at 31 December 2011, including its subsidiaries and controlling shareholders, is detailed in Exhibit II.
(b)

Under the terms of the acquisition of the investments in Oi and Contax and the agreements entered into with its controlling shareholders, Portugal Telecom shares the power to govern the strategic financial and operating policies, resulting in the proportional consolidation of Portugal Telecom’s direct and indirect stakes in Telemar Participações (25.6%), which fully consolidates TNL, Telemar and all its subsidiaries, and in CTX (42.0%), which fully consolidates Contax Participações, Contax and its subsidiaries. Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom increased its effective stake in CTX to 44.4%.

(c)	Telemar Participações had 56.4% of the voting rights in TNL as at 28 March 2011.
(d)	TNL had 98.0% of the voting rights in Telemar as at 28 March 2011.
(e)	CTX had 69.3% of the voting rights in Contax as at 28 March 2011.
(f)

Following the operations completed on 1 July 2011 regarding the Contax transaction, as mentioned above, Portugal Telecom obtained a direct stake of 4.3% in Contax Participações and increased its effective stakes in Contax Participações and Contax, S.A. from 14.1% to 19.5%.

Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Telemar and its subsidiaries (Exhibit II), as follows:

•	Telemar renders fixed telephone services in Region I of Brazil;
•	TNL PCS, S.A. renders mobile telephone services in Regions I and III of Brazil (99.7% owned by Telemar);
•	Brasil Telecom renders fixed telephone services in Region II of Brazil (49.3% indirectly owned by Telemar, with voting rights of 79.6%);
•	14 Brasil Telecom Celular, S.A. renders mobile telephone services in Region II of Brazil (100% owned by Brasil Telecom);
•

Several other companies, including holding companies and others rendering network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

Following these acquisitions, the Company performed a preliminary assessment of the fair value of the assets acquired and liabilities assumed under these businesses combinations and, consequently, the purchase price allocations may be subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. Nevertheless, the Company does not estimate material changes on its financial position resulting from possible changes in the allocation recorded in 2011. The detail of the fair value of net assets proportionally consolidated in Portugal Telecom’s Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded in connection with the transaction mentioned above is as follows:

Euro million

	Carrying	Fair value	Fair
	value	adjustments (i)	value
Assets	9,275	1,527	10,802
Cash and cash equivalents (Note 47.i)	1,504	—	1,504
Short-term investments (Note 25)	192	—	192
Current accounts receivable	767	—	767
Current taxes receivable	300	—	300
Current judicial deposits (Note 31)	208	—	208
Intangible assets (Note 36)	2,031	1,527	3,558
Tangible assets (Note 37)	2,632	—	2,632
Deferred taxes (Note 20)	658	—	658
Non-current judicial deposits (Note 31)	776	—	776
Post retirement benefits (Note 14)	11	—	11
Other (ii)	197	—	197
Liabilities	6,756	519	7,275
Short-term debt (Note 38)	656	—	656
Current accounts payable (Note 39)	303	—	303
Current accrued expenses (Note 40)	367	—	367
Current taxes payable	318	—	318
Current provisions (Note 42)	213	—	213
Medium and long-term debt (Note 38)	3,092	—	3,092
Non-current taxes payable (iii)	312	—	312
Non-current provisions (Note 42)	594	—	594
Post retirement benefits (Note 14)	63	—	63
Deferred taxes (Note 20)	353	519	873
Other (iv)	484	—	484
Net assets acquired	2,519	1,008	3,526
Non-controlling interests (Note 22)	710	106	816
Net assets acquired attributable to equity holders of the parent	1,809	902	2,711
Treasury shares acquired (Note 1) (v)	61	—	61
Sub-total based on the exchange rate prevailing as at 31 March 2011 (vi)	1,870	902	2,772
Sub-total based on the exchange rate considered in the purchase price (vi)	1,905	919	2,824
Goodwill (Note 36) (vii)			904
Purchase price (Note 47. i)			3,728

(i)	The nature of the fair value adjustments is described in more detail below.
(ii)	This caption includes primarily prepaid expenses and non-current taxes receivable.
(iii)

Non-current taxes payable relate mainly to federal tax partial payment programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute past due up to 30 November 2008.

(iv)

This caption includes primarily (1) dividends payable, which are included under the caption “Other current liabilities” of the Consolidated Statement of Financial Position, (2) non-current accounts payable, namely related to licenses payable to Anatel, and (3) deferred income.

(v)

As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom. This investment was recorded as treasury shares under Portugal Telecom’s Consolidated Statement of Financial Position and was acquired under the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(vi)

Following the completion of the acquisition process of Oi, Contax and its controlling shareholders on 28 March 2011, Portugal Telecom proportionally consolidated the fair value of the net assets acquired for the first time as at 31 March 2011, based on the Euro/Brazilian Real exchange rate prevailing as at that date, which differs from the Euro/Brazilian Real exchange rate implicit in the transfers of funds from Portugal to Brazil for the payment of the purchase price. The impact of the difference between these exchange rates was recognized directly in shareholders’ equity and included in the Consolidated Statement of Comprehensive Income under the caption “Foreign currency translation adjustments”.

(vii)        In most business acquisitions, there is a part of the acquisition cost that is not capable of being attributed in accounting terms to the fair value of identifiable assets and liabilities assumed and is therefore recognized as goodwill. In the case of the acquisition of Oi and Contax, this goodwill is underpinned by a number of elements, which individually cannot be quantified reliably and isolated, and includes synergies resulting from cost savings, skilled workforce, core technological capabilities and established market reputation.

The fair value of the net assets acquired of Oi, Contax and its controlling shareholders was determined through various measurement methods for each type of asset or liability, based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining the fair value of the net assets acquired. The fair value adjustments relate primarily to: (1) the mobile licenses held by TNL PCS, S.A. (“TNL PCS”) for Regions I and III and by 14 Brasil Telecom Celular, S.A. (“Brasil Telecom Celular”) for Region II, which are amortized up to 2038, the end of the first renewal period of these licenses; (2) the fixed line concessions held by Telemar Norte Leste for Region I and by Brasil Telecom for Region II, which are amortized up to 2025, the end of the initial period of these concessions; and (3) the customer base of Oi’s mobile operations and Contax, which are amortized, on a linear basis, based on the estimated average period of customer retention for each business. The detail of these fair value adjustments is as follows:

Euro million

	Oi	Contax	Total
Carrying value	1,797	11	1,809
Fair value adjustments:
Intangibles
Mobile licenses and fixed line concessions	1,191	—	1,191
Customer base	171	165	336
Tax effect	(463)	(56)	(519)
Non-controlling interests	(34)	(73)	(106)
	865	36	902
Treasury shares acquired	61	—	61
Fair value of net assets acquired based on the exchange rate prevailing as at 31 March 2011	2,724	48	2,772
Fair value of net assets acquired based on the exchange rate considered in the purchase price	2,775	49	2,824
Goodwill (Note 36)	872	31	904
Purchase price (Notes 1 and 47.i)	3,647	80	3,728

The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the year ended 31 December 2011 was negative in Euro 32 million. Such contribution differs from the net income included in the financial statements of those companies, primarily due to the impact of the amortization of the fair value adjustments described above. The detail of such contribution is as follows:

Euro million

REVENUES	2,768
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	505
Direct costs (Note 9)	521
Costs of products sold (Note 10)	32
Marketing and publicity	48
Supplies, external services and other expenses (Note 11)	597
Indirect taxes (Note 13)	146
Provisions and adjustments	135
Depreciation and amortisation	545
Post retirement benefits, net (Note 14)	5
Other costs, net	2
Income before financial results and taxes	231
Net interest expenses (Note 16)	175
Net other financial expenses	70
Income (loss) before taxes	(15)
Income taxes (Note 20)	7
Net income (loss) (before non-controlling interests)	(22)
Income attributable to non-controlling interests	10
Net loss attributable to equity holders of Portugal Telecom	(32)

The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before non-controlling interests for the period ended 31 December 2011 as if Oi, Contax and its controlling holdings had been proportionally consolidated as from 1 January 2011, would be as follows:

Euro million

	Reported	Oi and	Pro-forma
	figures	Contax effect	information
Operating revenues	6,147	890	7,037
Net income (before non-controlling interests)	423	(75)	348

The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s consolidated statement of financial position as at 31 December 2011, which does not include the goodwill generated by the Company as a result of the acquisition of the investments in these companies, is as follows:

Euro million

Cash, cash equivalents and short-term investments	1,563
Current accounts receivable	798
Current taxes receivable	287
Current judicial deposits	229
Intangible assets	3,401
Tangible assets	2,573
Post retirement benefits	12
Deferred taxes	626
Non-current judicial deposits	855
Other	172
Assets	10,515
Short-term debt	601
Current accounts payable	362
Current accrued expenses	361
Current taxes payable	338
Current provisions	191
Medium and long-term debt	3,281
Non-current taxes payable	311
Non-current provisions	570
Post retirement benefits	74
Deferred taxes	776
Other	477
Liabilities	7,341
Non-controling interests	694
Net assets	2,480

In April 2011, as mentioned above, Contax acquired an investment in Allus for an amount of R$245 million (Note 1), equivalent to R$103 million based on the stake proportionally consolidated by Portugal Telecom. This investment was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 30 April 2011. The fair value of net assets proportionally consolidated as at 30 April 2011 and the goodwill recorded in connection with this transaction is as follows:

Million

	Brazilian Reais	Euro
Assets	94	40
Current assets (i)	41	18
Intangible assets (Note 36)	31	13
Tangible assets (Note 37)	16	7
Other	5	2
Liabilities	59	25
Current liabilities	46	19
Medium and long-term debt	13	5
Other	1	0
Net assets acquired	35	15
Goodwill (Note 36)	68	29
Acquisition price (Note 47.i)	103	44

(i)             This caption includes cash and cash equivalents amounting to Euro 2 million, which were included in the Consolidation Statement of Cash Flows under the caption “Cash receipts resulting from financial investments” (Note 47.i).

On 7 February 2010, Portugal Telecom, through Dedic, a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. (“GPTI”), a company which renders services related to information systems and technologies which are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI obtained a 12.5% stake in Dedic. The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded in connection with this transaction is as follows:

Euro million

	Book	Fair value	Fair
	value	adjustments (i)	value
NET ASSETS ACQUIRED
Accounts receivable	13	—	13
Taxes receivable	2	—	2
Intangible assets	—	3	3
Tangible assets	1	—	1
Other assets	0	—	0
Short-term debt	(18)	—	(18)
Accounts payable	(2)	—	(2)
Taxes payable	(11)	—	(11)
Current provisions	(4)	—	(4)
Medium and long-term debt	(13)	—	(13)
Non-current provisions	(2)	(1)	(3)
Other liabilities	(3)	—	(3)
Total net assets acquired	(37)	2	(35)
Purchase price (ii)			14
Total goodwill (Note 36)			49

(i)             The fair value adjustments related to intangible assets consist of the estimate fair value of recurring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)          As mentioned above, the purchase price includes (a) 28 million Brazilian Reais (Euro 11 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5 million Brazilian Reais (Euro 2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

The contribution of GPTI for Portugal Telecom’s results for the year ended 31 December 2010 was a net profit before non-controlling interests of approximately Euro 4 million, including operating revenues of Euro 56 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before non-controlling interests for the year ended 31 December 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

Euro million

		GPTI’s results for
	Reported	January and	Pro-forma
	figures	February of 2010	information
Operating revenues	3,742	8	3,751
Net income (before non-controlling interests)	5,820	(5)	5,815

Disposals

In 2010, Vivo was classified as a discontinued operation following the agreement reached by Portugal Telecom with Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to this business was presented as a discontinued operation (Note 21).

Other corporate transactions

As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders’ Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom’s investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom’s stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. All these operations were recorded at fair value, including the exchange of the investment in Dedic and GPTI for an investment in Contax, which was recorded based on the related fair value attributed to the terms of the exchange. As a result of these operations, it was recorded a total goodwill of Euro 28 million (Note 36), corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax. Basically, this goodwill represents the synergies resulting from the integration of these entities, since both operate in the call center business.

As a result of the operations mentioned above, Portugal Telecom’s direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI is no longer fully consolidated by Portugal Telecom as it became a wholly owned subsidiary of Contax. Consequently, Dedic/GPTI’s assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax, while up to that date were fully consolidated in Portugal Telecom’s financial statements. The detail of Dedic/GPTI’s assets and liabilities that were fully consolidated as at 30 June 2011 and were then integrated in Contax and proportionally consolidated as from 1 July 2011, based on the Company’s 44.4% effective stake in CTX, is as follows:

Euro million

30 Jun 2011
Assets
Cash and cash equivalents	3
Accounts receivable	74
Intangible assets (including goodwill over GPTI) (Note 36)	70
Tangible assets (Note 37)	46
Deferred taxes (Note 20)	22
Other	8
223
Liabilities
Gross debt	21
Accounts payable	19
Accrued expenses	19
Taxes payable	12
Provisions (Note 42)	9
79

Except for the transactions mentioned above, there are no other relevant changes in the consolidation Group that occurred during the years ended 31 December 2011 and 2010.

3.                   Significant accounting policies, judgments and estimates

Significant accounting policies

a)              Current classification

Assets to be realized within one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due to be settled, or there is no unconditional right to defer its settlement, for a period of at least twelve months after the date of the Consolidated Statement of Financial Position.

b)              Inventories

Inventories are stated at average acquisition cost. Adjustments to the carrying value of inventories are recognised based on technological obsolescence or slow moving.

c)              Tangible assets

In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and ducts infra-structure from the cost model to the revaluation model, since it believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made, prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3 - 50
Basic equipment:
Network installations and equipment	7 - 40
Ducts infra-structure	40
Telephones, switchboards and other	3 - 10
Submarine cables	15 - 20
Satellite stations	5 - 7
Other telecommunications equipment	4 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 8
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 8

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)              Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Intangible assets include mainly goodwill (Note 2.a), the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and concessions related rights, mainly related to Oi and TMN, and software licenses.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
• UMTS license owned by TMN	Period of the license plus one renewal period (until 2030)
• LTE license owned by TMN	Period of the license plus one renewal period (until 2041)
• Oi’s fixed concessions (held by Telemar and Brasil Telecom)	Period of the concessions (until 2025)
• Oi’s mobile licenses (held by TNL PCS and Brasil Telecom Celular)	Period of the license plus one renewal period (until 2038)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

The renewal period of the licenses depends basically on the companies meeting certain pre-defined goals or obligations set out in the agreements under which those licenses were initially obtained.

e)              Real estate investments

Real estate investments, which are included under the caption “Other investments” (Note 35), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of business (exploration, service render or sale).

These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

Real estate investments are depreciated on a straight-line basis, during their expected useful lifes (Note 3.c).

f)                Impairment of tangible and intangible assets, excluding goodwill

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)             Provisions, liabilities and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption “Net interest expense”.

h)             Pension and pension supplement benefits

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. (“PT SI”) were responsible to pay to a group of employees a pension or a pension supplement. Following the transfer in 2010 to the Portuguese State of the unfunded regulatory pension obligations, as explained in Note 14.1, PT Comunicações and PT SI are responsible since December 2011 to pay only pension supplements. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

Telemar and its subsidiaries sponsor private pension plans and other post retirement benefits for their employees, which are managed by two foundations. Telemar and its subsidiaries have defined contribution and defined benefit plans (Note 14.2).

The amount of the Group’s liabilities with the defined benefit plans described above is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation (“PBO”) related to pensions deducted from the fair value of pension fund assets and any prior years’ service gains or losses not yet recognised.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

Contributions made under defined contribution pension plans are determined based on actuarial calculations, when applicable, and recognised in net income when incurred. Under these plans, the sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

i)                Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações – Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 14.1.2).

Telemar and its subsidiaries manage a defined benefit plan intended to provide medical care to retirees and survivor pensioners.

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recorded as prior years’ service gains or losses. Prior years’ service gains or losses related to vested rights are recognised under the caption “Post retirement benefits” when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date. Gains obtained with the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets and any prior years’ service gains or losses not yet recognised.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

j)                Pre-retired and suspended employees

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment costs” (Note 14.1.3).

k)            Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised. Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

l)                Financial assets and liabilities

Financial assets and liabilities are recognised in the Group’s Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

(i) Receivables (Notes 26 and 27)

Trade receivables, loans granted and other receivables that have fixed or determinable payments and that are not quoted in an active market are classified as receivables or loans granted.

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are mainly computed based on (a) the aging of the receivables and (b) the credit profile of specific customers.

(ii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on their proceeds, net of any issuance costs.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iii) Bank loans (Note 38)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of up front fees, are recognised when incurred.

(iv) Accounts payable (Note 39)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(v) Derivative financial instruments and hedge accounting (Note 45)

The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group’s policy is to contract derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting. Currently, for accounting purposes, Portugal Telecom classifies certain derivative financial instruments as fair value and cash flow hedges.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders’ equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under “Hedge accounting” directly in shareholders’ equity is transferred to net income.

Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as “derivatives held for trading” and recognised in net income.

(vi) Treasury shares (Note 44)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Portugal Telecom’s shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company’s interest in the entity that acquired those shares.

(vii) Cash and cash equivalents and short term investments (Note 25)

Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared.

In the Consolidated Statement of Cash Flows, cash and cash deposits also includes overdrafts recognised under the caption “Short-term debt”.

Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

(viii) Qualified Technological Equipment transactions

In previous years, the Company entered into certain Qualified Technological Equipment transactions (“QTE”), whereby certain telecommunications equipment were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company’s Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore is exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company’s financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 32), and current and non-current liabilities include the future payments under the lease contract (Note 43).

m)          Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•  the tangible assets are identifiable;

•  the tangible assets will generate future economic benefits which can be reliably estimated; and

•  development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

n)             Leasings (the company as a lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 38). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 12).

o)              Taxation

Income tax expense is recognised in accordance with IAS 12 Income Taxes (“IAS 12”) and represents the sum of the tax currently payable and deferred tax.

Portugal Telecom has adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which Portugal Telecom holds at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of Portugal Telecom are taxed individually based on their respective taxable income, at the applicable tax rates.

The current tax payable is based on taxable income for the period, and deferred taxes are based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. The carrying amount of deferred tax assets is reviewed at the date of the Consolidated Statement of Financial Position and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognised directly in shareholders’ equity. Accordingly, the impact of changes in tax rate is also charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case that impact is also recognised directly in shareholders’ equity.

p)              Revenue recognition

Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

Revenues from international telecommunications services are divided with the operators of the transit countries and the operators of the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from rentals of terminal equipment are recognised as an operating lease in the period to which they apply, under operating revenues.

Revenues from Internet Service Providers (“ISP”) services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

Revenues from Pay-TV services result essentially from and are recognised as follows:

Nature of the revenue	Caption	Moment of recognition
Monthly subscription fees for the use of the service	Services rendered	When the service is rendered
Rental of equipment	Services rendered	The period of rental
Sale of equipment	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators.

The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Wireless broadband	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs
Penalties imposed to customers	Other revenues	When received

Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipments, accessories and discounts on subsequent purchases of telecommunications services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

q)              Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

•             Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•             Profit and loss items at average exchange rates for the reported period;

•             Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

•             Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom’s investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translated differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)              Borrowing costs

Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset, where the construction period of its tangible and intangible assets is relatively short.

s)              Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value, as “Cash and cash equivalents”. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)                Subsequent events (Note 50)

Events that occur after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

(a)          Post retirement benefits – The present value of post retirement obligations is computed based on actuarial methodologies, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of post retirement obligations. The key assumptions for post retirement obligations are disclosed in Note 14. The Company has the policy to review key assumptions on a periodic basis, if the corresponding changes have a material impact on the financial statements.

(b)          Goodwill impairment analysis – Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit.

(c)          Valuation and useful life of intangible and tangible assets – Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues, discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets.

(d)          Recognition of provisions and adjustments – Portugal Telecom is party to various legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine whether a provision should be recorded for these contingencies (Note 49). Adjustments for accounts receivable are computed based primarily on the aging of the receivables, the risk profile of the customer and its financial condition. These estimates related to adjustments for accounts receivable differ from business to business.

(e)          Assessment of the fair value of financial instruments – Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates.

(f)            Assessment of the fair value of revalued assets – Portugal Telecom uses the revaluation model to measure the carrying value of certain tangible asset classes. In order to determine the revalued amount of those assets, Portugal Telecom uses the replacement cost method for the ducts infra-structure and the market value for real estate assets, which require the use of certain assumptions related to the construction cost and the use of specific indicators for the real estate market, respectively, as explained in more detail in Note 37.

(g)         Deferred taxes - The Group recognizes and settles income taxes based on the results of operations determined in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for IFRS purposes. In accordance with IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. The Company regularly assesses the recoverability of deferred tax assets and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Estimates used are based on the best information available during the preparation of the consolidated financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with IAS 8, changes to the estimates used by management that occur after the date of the consolidated financial statements are recognised in net income, using a prospective methodology.

4.              Changes in accounting policies and estimates

During the year ended 31 December 2011, the following standards, revised standards or interpretations became effective, although their adoption had no material effect on Portugal Telecom’s financial statements:

•        Amendments to IAS 24 Related Party Disclosures;

•        Amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•        IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

•        Amendments to IFRS 1 First Time Adoption of IFRS;

•        Amendments to IAS 32 Financial Instruments;

•        Amendments to IFRS 7 Financial Instruments: Disclosures; and

•        Amendments to IAS I Presentation of Financial Statements and IFRS 3 Business Combinations as part of a document issued in 2010 related to minor improvements across several standards.

In 2011, the International Accounting Standards Board (“IASB”) issued the following new standards, which were not yet adopted by Portugal Telecom as they were not yet endorsed by the European Union and their application is only required in subsequent periods:

•        On 16 June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’; (ii) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations; and (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is accessing the impacts resulting from the adoption of this revised standard, although it should be mentioned that Portugal Telecom already recognizes actuarial gains and losses directly in shareholders’ equity;

•        On 16 June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. These amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012;

•        On 12 May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•        On 12 May 2011, the IASB issued IFRS 11 Joint Arrangements, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2013. Upon the adoption of this new standard, Portugal Telecom will not be able to proportionally consolidate its investments in Oi, Contax and its controlling shareholders;

•        On 12 May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•        On 12 May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013;

•        Following the above mentioned standards issued on 12 May 2011, the standards IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates were revised accordingly;

•        On 20 December 2010, the IASB issued amendments to IAS 12 Income Taxes which provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The Company is accessing the impacts of the adoption of these amendments to IAS 12, which are effective for annual periods beginning on or after 1 January 2012;

•        On 7 October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures that increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. These amendments are effective for annual periods beginning on or after 1 July 2011;

•        In November 2009, the IASB issued IFRS 9 Financial Instruments, which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. The Company is accessing the impacts of the adoption of this standard, which is effective for annual periods beginning on or after 1 January 2013.

5.                  Exchange rates used to translate foreign currency financial statements

As at 31 December 2011 and 2010, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2011	2010
Argentine peso	5.5683	5.3125
Australian dollar	1.2723	1.3136
Botswana pula	9.6704	8.8932
Brazilian real	2.4159	2.2177
British pound	0.8353	0.8608
Canadian dollar	1.3215	1.3322
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.159	8.822
Danish krone	7.4342	7.4535
Hong Kong dollar	10.0510	10.3856
Hungarian forint	314.5800	277.9500
Japanese yen	100.2000	108.6500
Kenyan shilling	109.9168	108.0318
Macao pataca	10.353	10.697
Moroccan dirham	11.095	11.221
Mozambique metical	34.9600	43.6500
Namibian dollar	10.4830	8.8625
Norwegian krone	7.7540	7.8000
São Tomé dobra	24,500.0	24,500.0
South African rand	10.483	8.863
Swedisk krone	8.912	8.966
Swiss franc	1.2156	1.2504
Ugandan shilling	3,208.9	3,086.6
US dollar	1.2939	1.3362

During the years ended 31 December 2011 and 2010, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2011	2010
Argentine peso	5.7591	5.2000
Botswana pula	9.5133	9.0274
Brazilian real	2.3265	2.3315
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.996	8.972
Hungarian forint	279.37	275.48
Kenyan shilling	122.8537	105.2131
Macao pataca	11.1619	10.6125
Moroccan dirham	11.2677	11.1623
Mozambique metical	40.5400	45.3431
Namibian dollar	10.0970	9.6981
São Tomé dobra	24,500.0	24,500.0
Swiss franc	1.2326	1.3802
Ugandan shilling	3,501.2	2,883.0
US dollar	1.392	1.326

6.                  Revenues

The contribution of reportable segments to consolidated revenues in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Telecommunications in Portugal (Note 7.a) (i)	2,868,688,041	3,102,159,717
Services rendered (Note 3.p)	2,726,419,561	2,918,735,659
Sales	115,138,271	146,489,093
Other revenues	27,130,209	36,934,965
Telecommunications in Brazil - Oi (Note 7.b) (ii)	2,409,199,493	—
Services rendered (Note 3.p)	2,297,480,556	—
Sales	12,028,870	—
Other revenues	99,690,067	—
Other businesses (iii)	868,957,187	640,094,121
Services rendered	835,386,776	597,288,304
Sales	14,288,268	19,126,757
Other revenues	19,282,143	23,679,060
	6,146,844,721	3,742,253,838

(i)	For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).
(ii)	As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011. For information on this operating segment performance, see Note 7.b).
(iii)

The increase in the contribution of other businesses to consolidated revenues relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 359 million) and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered caption includes mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly Portal’s advertising revenues, benefits from contractual penalties imposed to customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects.

Revenues in 2011 and 2010 by geographic area are as follows:

Euro

	2011	2010
Portugal	2,925,290,790	3,176,056,481
Brazil (i)	2,901,881,154	261,672,665
Other	319,672,777	304,524,692
	6,146,844,721	3,742,253,838

(i)	In 2011, this caption includes revenues from Oi and Contax totalling Euro 2,768 million, which were proportionally consolidated as from 1 April 2011, as explained above.

7.                  Segment reporting

Following the acquisition of a 25.3% stake in Oi and the proportionally consolidation of its results as from 1 April 2011, Portugal Telecom discloses Oi as an operating segment since the Company’s management currently reviews and assesses its performance periodically. This operating segment, named “Telecommunications in Brazil - Oi”, includes the holding company TNL and Telemar Norte Leste and its subsidiaries.

Up to 30 June 2011, Portugal Telecom’s operating segments in Portugal, which were organized based on the type of technology used to provide its services and products to customers, included the Wireline (fixed telecommunication services rendered through PT Comunicações and PT Prime) and Mobile (mobile telecommunication services rendered through TMN) operating segments. Following the progressive integration of the fixed line and mobile services and the launch of new bundle products offered to its customers, the Board of Directors of Portugal Telecom changed, as from that date, the way it reviews and assesses the performance of its businesses in Portugal, and therefore changed the disclosure of its operating segments in Portugal, replacing the former operating segments “Wireline in Portugal” and “Mobile in Portugal” for one operating segment named “Telecommunications in Portugal”, which includes all telecommunications services in Portugal. Following this change, the corresponding financial information for previous years was restated.

As a result of the changes mentioned above, the operating segments as at 31 December 2011 are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or together with any of the quantitive thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Goup companies: (1) Contax, which renders BPO and contact centre services; (2) MTC, Cabo Verde Telecom and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT - Sistemas de Informação, Portugal Telecom Inovação, PT Pro Serviços Administrativos e de Gestão Partillhados and PT Contact – Telemarketing e Serviços de Informação.

Segment information for the years ended 31 December 2011 and 2010 is presented below.

a) Telecommunications in Portugal

Financial information of this reportable segment for the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
REVENUES (i)
Services rendered - external customers (Note 6)	2,726,419,561	2,918,735,659
Services rendered - inter-segment	13,549,575	14,859,164
Sales - external customers (Note 6)	115,138,271	146,489,093
Sales - inter-segment	1,137,761	2,950,652
Other revenues - external customers (Note 6)	27,130,209	36,934,965
Other revenues - inter-segment	8,623,453	4,485,632
	2,891,998,830	3,124,455,165
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	252,457,557	274,983,361
Direct costs (ii)	480,297,290	535,052,022
Commercial costs (iii)	318,304,226	345,003,890
Supplies, external services and other expenses (iv)	535,438,223	591,830,390
Depreciation and amortisation (v)	703,169,318	681,638,261
Post retirement benefits, net (vi)	53,917,498	38,145,723
Work force reduction and settlement costs (vii)	34,003,038	142,543,090
Net gains on disposals of fixed assets	(556,261)	(2,490,280)
Other costs, net (viii)	16,613,077	102,657,831
	2,393,643,966	2,709,364,288
Income before financial results and taxes	498,354,864	415,090,877

(i)	The composition of total revenues by customer segment for the years ended 31 December 2011 and 2010 is as follows:

Euro million

Residential	682	647
Personal	768	865
Enterprise	982	1,080
Wholesale, other and eliminations	459	533
	2,892	3,124

The reduction in total revenues is primarily explained by: (1) a revenue decline in the Personal customer segment (Euro 97 million), including lower mobile interconnection revenues (Euro 29 million), mainly as a result of the negative impact of lower Mobile Termination Rates (“MTRs”), lower customer service revenues (Euro 55 million) that reflect challenging economic conditions in Portugal, including a VAT increase (+3pp in the first half of 2011 and +2pp in the second half of 2011), coupled with increasing popularity of tribal plans, and lower sales; (2) lower revenues driven by the Enterprise customer segment (Euro 97 million), penalized by the economic environment and consequent cost cutting efforts from companies and also by a one-off public schools project that took place in 2010; and (3) lower revenues from wholesale and other businesses (Euro 74 million), including the impact from the decline in the directories business (Euro 20 million). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 35 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the success of Meo’s double and triple play offers.

(ii)

The decrease in direct costs is primarily explained by a reduction in interconnection costs, mainly due to the decrease in regulated MTRs, and the decline in the directories business, which more than offset higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV is reaching critical mass.

(iii)

This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2011 is primarily explained by a decrease in costs of products sold, due to the racionalization of TMN’s handset portfolin and lower equipment sales.

(iv)

The reduction in this caption resulted primarily from lower maintenance and repair expenses, as a result of the rollout of Portugal Telecom’s FTTH network, which is more efficient, and also from several cost cutting initiatives undertaken at Portuguese operations.

(v)

The increase in depreciation and amortization costs relates mainly to the investments made in the roll-out of the pay-tv service, which more than offset the reduction related to the swap of TMN’s 2G equipment for LTE (4G) enabled equipment.

(vi)

As explained in more detail in Note 14, the increase in this caption reflects primarily a prior year service gain recorded in 2010, amounting to Euro 31 million, related to changes introduced in the pension formula by Law 3-B/2010, which more than offset the positive impact of the transfer to the Portuguese State of unfunded pension liabilities.

(vii)

In 2010, this caption includes primarily redundancy programme costs amounting to Euro 136 million, related to a redundancy programme approved by the year end (Note 14.5), and a cost of Euro 7.5 million related to the settlement of the defined benefit plans transferred to the Portuguese State in December 2010.

(viii)

Other costs in 2010, as mentioned in Note 15, include non-recurring provisions and adjustments that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions.

Capital expenditures in tangible and intangible assets for this reportable segment decreased from Euro 657 million in 2010 to Euro 647 million in 2011. This performance reflected a decline in capital expenditures from residential customer segment due to a decrease in customer related capital expenditures as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. These effects were partially offset by an increase in capital expenditures related to the mobile network, explained by investments in the swap of TMN’s 2G equipments for LTE (4G) enabled equipments and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. Additionally, Portugal Telecom has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. In addition to the above mentioned capital expenditures, this business segment incurred in one-off capital expenditures totalling to Euro 136 million in 2011 and Euro 227 million in 2010, as mentioned in Notes 36 and 37.

As at 31 December 2011 and 2010, the total staff in this segment was 7,535 and 7,206 employees, respectively.

b) Telecommunications in Brazil - Oi

Financial information of this reportable segment for the nine months period between 1 April and 31 December 2011, which was proportionally consolidated in Portugal Telecom’s Income Statement, is as follows:

Euro

2011
REVENUES
Services rendered - external customers (Note 6)	2,297,480,556
Sales - external customers (Note 6)	12,028,870
Other revenues - external customers (Note 6)	99,690,067
Other revenues - inter-segment	2,917,385
2,412,116,878
COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	163,243,344
Direct costs	517,527,789
Commercial costs	174,426,926
Supplies, external services and other expenses	809,288,452
Depreciation and amortisation	512,203,623
Post retirement benefits, net	4,516,002
Net gains on disposals of fixed assets	(8,711,820)
Other costs, net	10,136,238
2,182,630,554
Income before financial results and taxes	229,486,324

Oi’s capital expenditures in tangible and intangible assets for the nine months period between 1 April and 31 December 2011 amounted to Euro 444 million. The investments were directed primarily to projects to improve fixed network quality, expand coverage of fixed and mobile networks, increase the speed of fixed broadband services, increase the capacity of 3G data traffic in strategic locations and to provide data packages to corporate clients.

As at 31 December 2011, the total staff in this segment (considering the 25.6% stake used in the proportional consolidation) was 7,892 employees, as compared to 7,343 employees as at 31 March 2011.

c) Reconciliation of revenues and net income and information by geographic area

In 2011 and 2010, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

Euro

	2011	2010
Revenues relating to reportable segments	5,304,115,708	3,124,455,165
Revenues relating to other businesses (i)	1,441,145,339	1,088,297,486
Elimination of intragroup revenues (i)	(598,416,326)	(470,498,813)
Total consolidated revenues	6,146,844,721	3,742,253,838

(i)             As mentioned above, other businesses include primarily Contax, MTC, Cabo Verde Telecom, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. The increase in this caption in the year ended 31 December 2011 relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 469 million) and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI (Euro 128 million), as this business was fully consolidated only until 30 June 2011 and then integrated in Contax. The higher level of eliminations in 2011, as compared to 2010, is primarily explained by the elimination of call centre and other corporate services rendered by Contax to Oi, as these companies were proportionally consolidated as from 1 April 2011.

In the years ended 31 December 2011 and 2010, the reconciliation between net income before financial results and taxes of reportable segments and Group’s consolidated net income is as follows:

Euro

	2011	2010
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	498,354,864	415,090,877
Telecommunications in Brazil - Oi	229,486,324	—
Income before financial results and taxes relating to other businesses (i)	16,168,950	(1,334,473)
Consolidated income before financial results and taxes	744,010,138	413,756,404
Financial gains (losses):
Net interest expenses (Note 16)	(297,114,673)	(185,044,935)
Net foreign currency exchange losses (Note 17)	(18,146,031)	(6,814,213)
Net gains on financial assets and other investments (Note 18)	577,737	1,860,287
Equity in earnings of associated companies, net (Note 34)	209,183,860	141,709,104
Net other financial losses (Note 19)	(107,402,475)	(33,300,530)
Income taxes (Note 20)	(108,196,813)	(77,525,848)
Net income from continuing operations	422,911,743	254,640,269
Net income from discontinued operations (Note 21)	—	5,565,426,533
Net income (before non-controlling interests)	422,911,743	5,820,066,802

(i)             The improvement in this caption is primarily explained by (1) expenses incurred in the third quarter of 2010, amounting to Euro 25 million, related to the acquisition of the investments in Oi and Contax, as mentioned in Note 15, (2) the improvement in the earnings of certain international operations, namely MTC and Timor Telecom, and (3) the impact of the proportional consolidation of Contax as from 1 April 2011. These effects were partially offset by a lower contribution from Dedic/GPTI business, which was fully consolidated only until 30 June 2011 and then integrated in Contax.

Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2011 and 2010 and capital expenditures for tangible and intangible assets in the years ended 31 December 2011 and 2010 are as follows:

Euro

	2011
			Tangible	Intangible	Capital expenditures
	Total	Total	assets	assets	for tangible and
	assets	liabilities	(Note 37)	(Note 36)	intangible assets (iii)
Portugal (i)	10,332,630,891	11,613,173,915	3,498,585,410	966,750,723	660,819,438
Brazil (ii)	11,503,977,140	7,337,963,518	2,572,891,593	4,270,430,011	482,918,619
Other	1,107,182,921	249,847,426	157,145,565	186,919,725	80,083,124
	22,943,790,952	19,200,984,859	6,228,622,568	5,424,100,459	1,223,821,181

Euro

	2010
					Capital expenditures
	Total	Total	Tangible assets	Intangible assets	for tangible and
	assets	liabilities	(Note 37)	(Note 36)	intangible assets (iii)
Portugal (i)	13,861,345,667	10,187,945,012	3,649,050,519	879,705,779	680,332,172
Brazil (ii)	276,929,107	124,576,877	46,801,227	67,841,069	27,320,165
Other	1,031,657,387	248,265,137	178,761,668	164,145,736	90,794,997
	15,169,932,161	10,560,787,026	3,874,613,414	1,111,692,584	798,447,334

(i)

The decrease in total assets from operations in Portugal is primarily explained by the amount paid for the acquisition of the investments in Oi and Contax (Euro 3,728 million), partially offset by several financing loans entered into in 2011 which led to an increase in both total assets and liabilities.

(ii)

The higher contribution from Brazilian businesses across all captions is basically explained by the contribution of Oi, Contax and its controlling shareholders, which are proportionally consolidated in Portugal Telecom’s financial statements since 31 March 2011.

(iii)

Total capital expenditures in 2011 and 2010 include capital expenditures for tangible assets, amounting to Euro 1,049 million and Euro 692 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 175 million and Euro 106 million (Note 36), respectively. In addition to these amounts, the Group recognized certain one-off capital expenditures in tangible and intangible assets, as mentioned in Notes 37 and 36.

8.        Wages and salaries

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Salaries	771,408,966	507,131,463
Social security	174,072,680	101,981,635
Health care benefits related to active employees	24,768,398	8,138,338
Trainning	6,098,169	7,163,740
Other (i)	44,127,242	12,700,446
	1,020,475,455	637,115,622

(i)	In 2011, this caption includes mainly costs from Oi and Contax related to transportation expenses and personnel selection and recruitment expenses.

The increase in total consolidated wages and salaries is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 505 million (Note 2.b), partially offset by lower contributions from: (1) the operating segment “Telecommunications in Portugal” (Euro 23 million – Note 7.a), reflecting primarily lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2010; and (2) Dedic/GPTI (Euro 78 million), as this business was fully consolidated only until 30 June 2011 and then integrated in Contax.

9.        Direct costs

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Telecommunications costs (i)	729,640,282	312,919,690
Leasings of sites (i)	45,352,281	22,608,474
Programming costs (ii)	120,025,530	115,781,049
Directories (Note 3.p) (iii)	38,194,685	50,248,451
Other (iv)	79,061,672	46,001,437
	1,012,274,450	547,559,101

(i)	In 2011 and 2010, these captions include costs related to operating leases totalling Euro 92,317,816 and Euro 44,538,490, respectively (Note 12).
(ii)	This caption relates basically to the programming costs incurred by the Pay-TV operation.
(iii)	The reduction in this caption is directly related to the decline of the directories business.
(iv)	This caption includes primarily mobile contents and the increase occurred in 2011 relates primarily to the proportional consolidation of Oi as from 1 April 2011.

The increase in total consolidated direct costs is primarily explained by the impact of the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 521 million (Note 2.b), partially offset by a lower contribution from the operating segment “Telecommunications in Portugal” (Euro 55 million), as a result of a decrease in interconnection costs, due to lower Mobile Termination Rates (“MTRs”), and the decline in the directories business.

10.      Costs of products sold

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Costs of products sold	175,720,765	180,819,046
Increases in adjustments for inventories (Note 42)	3,532,983	2,667,642
Reductions in adjustments for inventories (Note 42)	(9,378,626)	(3,592,773)
	169,875,122	179,893,915

The decrease in total consolidated costs of products sold relates mainly to a lower contribution from the operating segment “Telecommunications in Portugal” (Euro 38 million) in line with the decline in sales occurred in the period, which more than offset the impact of the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 32 million (Note 2.b).

11.      Supplies, external services and other expenses

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Maintenance and repairs	347,252,300	145,966,906
Support services	237,489,708	123,073,847
Commissions	216,666,335	131,953,259
Specialized work	198,757,611	93,771,359
Electricity	110,842,723	48,243,912
Operating leases (Note 12)	75,518,065	48,134,257
Communications	24,203,560	23,300,704
Other	70,652,419	110,075,432
	1,281,382,721	724,519,676

The increase in total consolidated supplies, external services and other expenses is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 597 million (Note 2.b), partially offset by a reduction in the operating segment “Telecommunications in Portugal” (Euro 48 million), reflecting the strict operational and cost discipline on external supplies, and a lower contribution from Dedic/GPTI (Euro 21 million, which was fully consolidated only until 30 June 2011 and then integrated in Contax.

12.      Operating leases

In the years ended 31 December 2011 and 2010, operating lease costs were recognised under the following captions:

Euro

	2011	2010
Direct costs (Note 9)	92,317,816	44,538,490
Supplies, external services and other expenses (Note 11) (i)	75,518,065	48,134,257
	167,835,881	92,672,747

(i) This caption relates mainly to rentals of property and leases of transportation equipment.

As at 31 December 2011, the Company’s obligations under non-cancellable operating lease contracts mature as follows:

Euro

2012	45,789,930
2013	23,737,172
2014	19,858,401
2015	17,226,545
2016	15,181,652
2017 and following years	46,654,344
168,448,044

13.      Indirect taxes

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Spectrum fees (i)	81,019,498	30,493,286
Other (ii)	106,441,262	14,924,960
	187,460,760	45,418,246

(i)	This caption includes primarily spectrum fees from Oi’s mobile operations (Euro 53 million in 2011) and TMN (Euro 17 million in 2011 and Euro 21 million in 2010).
(ii)

The increase in this caption relates primarily to the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 91 million, including mainly (1) indirect taxes related to the funds “Fust” (fund to improve the general access to telecommunications services) and “Funtel” (National Telecommunications Fund), totalling Euro 29 million, (2) Value Added Tax expenses (Euro 13 million), (3) concessions fees (Euro 9 million), and (4) other municipal, federal and state taxes in Brasil.

The increase in total consolidated indirect taxes is primarily explained by the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, totalling Euro 146 million (Note 2.b).

14.      Post retirement benefits

14.1.  Portuguese Operations

As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefit plans under which grant pension supplements to retired and active employees, healthcare services after retirement age and salaries to suspend and pre-retired employees until retirement age. Prior to the transfer of unfunded pension obligations to the Portuguese State in 2010, PT Comunicações was also responsible for the payment of pensions under the referred plans.

On 2 December 2010, Portugal Telecom reached an agreement with the Portuguese State for the transfer to Caixa Geral de Aposentações of the Pension Plans that were sponsored by PT Comunicações and the associated funds that covered such liabilities. The transfer included the “Plano de Pensões do Pessoal da Portugal Telecom/CGA”, the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and the liabilities associated with the survival benefit included in the “Plano de Pensões Marconi” (together the “Regulated Pension Plans”). The transfer date of the “Plano de Pensões do Pessoal da Portugal Telecom/CGA” was 1 December 2010 and for the “Plano de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi” and “Plano de Pensões Marconi” was 31 December 2010.

The present value of past liabilities of the Regulated Pension Plans, as of the date of transfer, amounted to Euro 2,804 million (Note 14.1.1) and was determined by an independent actuary using actuarial assumptions that comply with best practices of similar transactions. The market value of the pension funds as of the delivery dates amounted to Euro 1,782 million (Note 14.1.1). Accordingly, the unfunded transferred liabilities amounted to Euro 1,022 million, of which an amount of Euro 100 million was paid in December 2010 (Note 14.4). As mentioned in Note 38.8, from the outstanding amount of Euro 922 million as at 31 December 2010, Portugal Telecom settled Euro 17.4 million in January 2011 and Euro 450.0 million in December 2011, and the remainder consideration of Euro 454.3 million shall be paid no later than 20 December 2012.

The book value of the transferred pension liabilities computed in accordance with Portugal Telecom’s actuarial assumptions amounted to Euro 2,796 million, as compared to the amount of Euro 2,804 million computed by an independent actuary used in this transaction. The difference amounting to Euro 7.5 million was recorded as a settlement cost (Note 14.1.1).

Following the transfer of the Regulated Pension Plans to the Portuguese State, PT Comunicações is now responsible for a fixed monthly contribution to Social Security and CGA in order to fund future service of the active beneficiaries included in these plans.

The actuarial valuations of Portugal Telecom’s defined benefit plans related to Portuguese operations as at 31 December 2011, 2010 and 2009 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2011		2010	2009
Financial assumptions
Discount rate for responsabilities with:
Pension supplements	4.75%		4.75%	5.50%
Salaries to suspended and pre-retired	3.75%		3.75%	5.50%
Healthcare	4.75%		4.75%	5.50%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%		1.75%	1.75%
Salaries to suspended and pre-retired	0% - 1.75	% (i)	1.75%	1.75%
Pension growth rate	GDP linked		GDP linked	GDP linked
Social Security sustainability factor	Applicable		Applicable	Not applicable
Inflation rate	2.00%		2.00%	1.75%
Healthcare cost trend growth rate	3.00%		3.00%	3.00%
Expected return on assets	6.00%		6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	AM (92)		AM (92)	AM (92)
Females	AF (92)		AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted		PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted		PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%		25%	100%
Active employees with spouses under the plan	35%		35%	50%
Turnover of employees	Nil		Nil	Nil

(i)                  For salaries payable between 2012 and 2016, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2017, the salary growth rate is 1.75% for all situations.

The changes in actuarial assumptions were primarily due to changes occurred in market conditions.

The discount rate was computed based on long-term yield rates of high-rating bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pensions and pension supplements, salaries and health care benefits (between 4 and 13 years).

The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

In the years ended 31 December 2011 and 2010, the total impact of changes in actuarial assumptions was a net gain of Euro 19,426,453 and a net loss of Euro 441,787,345 (Note 14.6), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 21 million as at 31 December 2011, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 61 million (Euro 50 million) as at 31 December 2011.

The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2011 by approximately Euro 4 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefit costs in the year 2011 by approximately Euro 4 million (Euro 3 million).

14.1.1.    Pension and supplement benefits

As referred to in Note 3.h, PT Comunicações is responsible for the payment of pension supplements to retired and active employees. Prior to the transfer of unfunded pension obligations to the Portuguese State, PT Comunicações was also responsible for the payment of pensions. These liabilities, which were estimated based on actuarial valuations, are as follows:

a)              Retirees and employees of Telecom Portugal (“Plan CGA”) hired prior to 14 May 1992, or who were retired on that date, were entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese Government social security system. Following the transfer of pension obligations to the Portuguese State, PT Comunicações is no longer responsible for these pension benefits since 31 December 2010.

b)             Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”, a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to a supplemental pension benefit (“Marconi Complementary Fund”). In addition, PT Comunicações contributes to the fund “Fundo de Melhoria Marconi” with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement. Following the transfer of pension obligations to the Portuguese State, PT Comunicações in no longer responsible for the pension benefits since 31 December 2010, but remains responsible for supplemental pension benefits and for the contribution to the Fundo de Melhoria Marconi.

c)              Retirees and employees of TLP and TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

e)              On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese Government social security system.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

As at 31 December 2011 and 2010, plans from PT Comunicações and PT SI covered 19,624 and 19,897 beneficiaries, respectively, of which approximately 64% and 65% were non-active, respectively.

Based on the actuarial reports, the benefit obligation and the fair value of the pension funds as at 31 December 2011 and 2010 were as follows:

Euro

	2011	2010
Projected benefit obligations	121,564,812	129,890,253
Pension funds assets at fair value	(98,480,548)	(109,335,604)
Unfunded pension obligations	23,084,264	20,554,649
Prior years’ service gains (i)	4,541,608	5,217,983
Net liabilities recognized (Note 14.3)	27,625,872	25,772,632

(i)             This caption refers to the component of the prior years’ service gains or losses resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligations was as follows:

Euro

	2011	2010
Opening balance of the projected benefit obligation	129,890,253	2,710,211,583
Payments of benefits and contributions
Benefits paid by the Company (Note 14.4)	(1,109,982)	(824,091)
Benefits paid by the funds	(9,692,964)	(152,374,072)
Participants’ contributions	—	9,038,663
Pension costs
Service cost	484,444	4,129,105
Interest cost	5,741,453	134,434,975
Prior year service gain	—	(31,215,000)
Work force reduction programme costs	10,245	279,299
Loss recognized as a result of the transfer to CGA	—	7,492,956
Net actuarial losses (gains)	(3,758,637)	322,618,134
Transfer to salaries payable (Note 14.1.3)	—	(70,112,300)
Pension obligations transferred to the Portuguese State	—	(2,803,788,999)
Closing balance of the projected benefit obligation	121,564,812	129,890,253

As at 31 December 2011 and 2010, the fair value of the portfolio of pension funds was as follows:

Euro

	2011		2010
	Amount	%	Amount	%
Equities	19,994,550	20.3%	24,703,635	22.6%
Bonds	58,907,519	59.8%	32,084,229	29.3%
Property (i)	2,713,542	2.8%	10,851,414	9.9%
Cash, treasury bills, short-term stocks and other assets	16,864,937	17.1%	41,696,326	38.1%
	98,480,548	100.0%	109,335,604	100.0%

(i)             During the year ended 31 December 2010, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds real estate properties that were rented to Group companies and recognised them under the caption “Tangible fixed assets” for an amount of Euro 236 million (Note 37). In 2011, PT Comunicações acquired one last real estate property in connection with this process for an amount of Euro 3 million (Note 37).

Portugal Telecom is exposed to risks related to the changes in the fair value of the plan assets associated to Portugal Telecom’s post retirement defined pension supplement plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

During the years ended 31 December 2011 and 2010, the movement in the plan assets was as follows:

Euro

	2011	2010
Opening balance of the plan assets	109,335,604	1,954,770,520
Actual return on assets	(2,812,092)	44,477,969
Payments of benefits	(9,692,964)	(152,374,072)
Contributions made by the Company (Note 14.4)	1,650,000	35,535,127
Participants’ contributions	—	9,038,662
Funds transferred to the Portuguese State together with the related obligations	—	(1,782,112,602)
Closing balance of the plan assets	98,480,548	109,335,604

A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2011 and 2010 is presented below:

Euro

	2011	2010
Service cost	484,444	4,129,105
Interest cost	5,741,453	134,434,975
Expected return on plan assets	(6,278,854)	(104,871,000)
Prior years’ service gains recognized in the period (i)	—	(31,215,000)
Amortization of prior years’ service gains (ii)	(664,094)	(1,071,344)
Current pension cost (Note 14.5)	(717,051)	1,406,736
Work force reduction program	10,245	279,299
Prior years’ service gains (extraordinary amortization)	(12,281)	(3,120,673)
Loss recognized as a result of the transfer to CGA (iii)	—	7,492,956
Curtailment cost (Note 14.5)	(2,036)	4,651,582
Total pension cost	(719,087)	6,058,318

(i)	The prior year service gain recognized in 2010 is related to the Law 3B/2010 that changed the way the pension is computed, leading to reduced benefits.
(ii)	In 2011 and 2010, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.
(iii)

This caption corresponds to the difference between the value of the pension obligations transferred to the Portuguese State using actuarial assumptions agreed between both parties and the value of these same obligations using Portugal Telecom’s actuarial assumptions (Note 14.1).

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

Euro

	2011	2010
Opening balance	116,701,883	1,528,264,321
Change in actuarial assumptions (Note 14.6)	(374,801)	345,774,504
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefit obligation related (i)	(3,383,836)	(23,156,369)
Assets related	9,090,946	60,393,031
Net actuarial losses recycled to retained earnings (Note 44.5) (ii)	—	(1,794,573,604)
Closing balance (Note 44.5)	122,034,192	116,701,883

(i)	Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.
(ii)	Following the transfer of unfunded pension obligations to the Portuguese State completed in December 2010, the related net actuarial losses were recycled to retained earnings, net of tax effect.

14.1.2. Health care benefits

As referred to in Note 3.i), PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company’s Health Care Plans.

These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

As at 31 December 2011 and 2010, healthcare plans from PT Comunicações and PT SI covered 24,401 and 24,857 beneficiaries related to employees and former employees, of which approximately 76% and 75% were non-active, respectively. In addition, as at 31 December 2011 and 2010, these plans also covered 11,036 and 11,735 beneficiaries related to relatives of employees and former employees.

The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Based on the actuarial reports, the benefit obligation and the fair value of the health care fund and prior year’s service gains not yet recognized as at 31 December 2011 and 2010 are as follows:

Euro

	2011	2010
Projected benefit obligations	352,564,459	342,490,660
Plan assets at fair value	(246,214,842)	(338,810,084)
Unfunded obligations	106,349,617	3,680,576
Prior years’ service gains (i)	12,222,435	13,087,000
Net liabilities recognized (Note 14.3)	118,572,052	16,767,576

(i)             This caption refers to the component of the prior years’ service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees.

During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligations was as follows:

Euro

	2011	2010
Opening balance of the projected benefit obligations	342,490,660	335,261,865
Benefits paid by the Company (Note 14.4)	(17,964,841)	(18,882,633)
Pension costs
Service cost	3,042,635	3,027,076
Interest cost	15,871,525	17,933,044
Work force reduction costs	186,854	2,694,286
Net actuarial losses	8,937,626	2,457,022
Closing balance of the projected benefit obligations	352,564,459	342,490,660

As at 31 December 2011 and 2010, the fair value of the portfolio of the Company’s autonomous fund to cover post retirement health care benefit obligations was as follows:

Euro

	2011		2010
	Amount	%	Amount	%
Equities (i)	41,289,896	16.8%	88,085,111	26.0%
Bonds (ii)	89,155,632	36.2%	127,845,608	37.7%
Cash, treasury bills, short-term stocks and other assets (iii)	115,769,314	47.0%	122,879,365	36.3%
	246,214,842	100.0%	338,810,084	100.0%

(i)             As at 31 December 2011, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48).

(ii)          As at 31 December 2011, this caption includes investments in bonds of Portugal Telecom amounting to Euro 56 million (Note 48).

(iii)       As at 31 December 2011, this caption includes mainly investments in the private equity funds “Ongoing International Capital Markets” and “Ongoing International Private Equity” totalling Euro 79 million, which are managed by Ongoing International (Note 48).

During the years ended 31 December 2011 and 2010, the movement in the plan assets was as follows:

Euro

	2011	2010
Opening balance of the plan assets	338,810,084	414,753,964
Actual return on assets (i)	(69,303,386)	8,365,989
Refunds (Note 14.4) (ii)	(23,291,856)	(84,309,869)
Closing balance of the plan assets	246,214,842	338,810,084

(i)             In 2011, the performance of the fund assets was significantly impacted by the reduction on fair value of equity and bond investments.

(iii)       This caption includes (1) refunds of expenses paid on account by PT Comunicações, amounting to Euro 23,291,856 in 2011 and Euro 9,309,869 in 2010, and (2) a refund in 2010 related to the excess funding determined during the year, amounting to Euro 75,000,000.

A summary of the components of the net periodic post retirement health care cost (gain) in 2011 and 2010 is presented below:

Euro

	2011	2010
Service cost	3,042,635	3,027,076
Interest cost	15,871,525	17,933,044
Expected return on plan assets (i)	(19,827,477)	(24,332,838)
Prior years’ service gains	(858,263)	(865,000)
Current cost (gain) (Note 14.5)	(1,771,580)	(4,237,718)
Work force reduction program costs	186,854	2,694,286
Prior years’ service gains (extraordinary amortization)	(6,302)	—
Curtailment cost (Note 14.5)	180,552	2,694,286
Health care cost (gain)	(1,591,028)	(1,543,432)

(i) Expected return on assets is computed based on the actuarial assumption of return on assets and the fair value of assets plans.

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

Euro

	2011	2010
Opening balance	219,695,366	201,271,495
Change in actuarial assumptions (Note 14.6)	—	40,384,304
Differences between actual data and actuarial assumptions (Note 14.6):
Health care benefit obligation related	8,937,626	(37,927,282)
Assets related	89,130,863	15,966,849
Closing balance (Note 44.5)	317,763,855	219,695,366

14.1.3. Salaries

As mentioned in Note 3. j), Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2011 and 2010, there were 5,779 and 6,209 suspended and pre-retired employees, respectively.

These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

During the years ended 31 December 2011 and 2010, the movement in the projected benefit obligation was as follows:

Euro

	2011	2010
Opening balance of the projected benefit obligation	924,324,397	791,441,961
Benefits paid by the Company (Note 14.4)	(174,044,745)	(160,288,354)
Interest cost (Note 14.5)	31,387,011	39,610,000
Work force reduction costs (Note 14.5)	32,434,698	134,208,621
Net actuarial (gains) losses	(31,603,105)	49,239,869
Transfer from liabilities with pensions (Note 14.1.1)	—	70,112,300
Closing balance of the projected benefit obligation (Note 14.3)	782,498,256	924,324,397

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2011 and 2010, the movement in accumulated net actuarial losses was as follows:

Euro

	2011	2010
Opening balance	115,100,581	65,860,712
Change in actuarial assumptions (Note 14.6)	(19,051,652)	55,628,537
Differences between actual data and actuarial assumptions (Note 14.6)	(12,551,453)	(6,388,668)
Closing balance (Note 44.5)	83,497,476	115,100,581

14.2. Brazilian operations - Oi

Following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated the net post retirement benefits obligations of Telemar and its subsidiaries, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2.b) and an asset of Euro 11 million (Note 2.b), as detailed in the tables below. Telemar and its subsidiaries sponsor post retirement benefit plans for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at 31 December 2011 and its main features:

Post retirement		Manager
benefits plan	Benefits	(i)	Type	Features

BrTPREV (ii)	Pension complement	FATL	Defined contributions

Contributions are set based on actuarial studies, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Fundador/ Alternativo (ii)	Pension complement	FATL	Defined benefits

The regular contribution made by the sponsor is matched by the regular contribution of the participant, whose rates vary according to age, length of service and salary. For participants linked to the rules of the former Alternativo-BrT Plan, contributions are limited to three times the INSS benefit cap and the participant also pays an entry fee, depending on the age at which he/she joins the plan.

PBS-TELEMAR	Pension complement	FATL	Defined benefits

Plan closed to new participants since the incorporation of TelemarPrev. Approximately 96% of its former participants migrated to TelemarPrev. The contributions from active participants correspond to the sum of: (1) 0.5 to 1.5 percent of the contribution salary (according to the participant’s age); (2) 1% of contribution salary that exceeds half of one Standard Unit; and (3) 11% of the contribution salary that exceeds one Standard Unit. The sponsors’ contributions are equivalent to 9.5% of the payroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this latter in the case of participants that migrated to the new plan. The plan is funded under the capitalization approach.

TCSPREV	Pension complement	FATL	Defined contributions and defined benefits

Contributions are set based on actuarial studies, using the capitalization approach to determine funding. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, length of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

TelemarPrev	Pension complement and discretionary benefits (annuities)	FATL	Defined benefits

A participant’s regular contribution is comprised of two portions: (1) basic - equivalent to 2% of the salary; and (2) standard - equivalent to 3% of the positive difference between salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the salary, for a period of not less than six months. Non-recurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap. The plan’s charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.

PBS-A	Pension complement	SISTEL	Defined benefits	Contributions are contingent on the determination of an accumulated deficit.

PBS-TNCP	Pension complement and medical care	SISTEL	Defined benefits

Contributions correspond to 15.9% of the payroll of employees participating in the plan. The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation, and the retirement benefit paid by the INSS.

CELPREV	Pension complement and medical care	SISTEL	Defined benefits

Participant can make three types of contributions: (1) basic, from 0 to 2 percent of salary; (2) additional regular, from 0 to 6 percent of the share of salary that exceeds one Standard Reference Unit of the Plan; and (3) voluntary, percentage of the salary freely chosen by the participant. Sponsors can make four types of contributions: (1) basic, equal to the participant’s contribution; (2) additional regular, equal to the additional regular participant’s contribution; (3) non-recurring, made voluntarily and with the frequency set by the sponsor; and (4) special, applicable exclusively for some employees who have joined the plan during a specific period of time.

PAMEC	Medical care	BrT	Defined benefits

The contributions for PAMEC were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by Brazil Telecom, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the statement of financial position.

(i)             Oi’s post retirement benefits plans are managed by two foundations: Fundação Atlântico de Seguridade Social (“FATL”) and Fundação Sistel de Seguridade Social (“SISTEL”). FATL is a non-profit pension-related entity, with financial and administrative independence, engaged in the management and administration of pension benefit plans for the employees of its sponsors. SISTEL is a non-profit, private welfare and pension entity, established in 1977, which is engaged in creating private plans to grant benefits in the form of lump sums of annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of Sistel.

(iii)       Included together in the following tables with the designation “BrTPREV/FA”.

The bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (“PREVIC”), as regards the specific plans. The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and sponsor’ contributions are defined in the funding plan.

The actuarial valuations of Oi’s defined benefit plans as at 31 December 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2011	2010
Financial assumptions
Discount rate
FATL plans	10.35%	10.77%
SISTEL plans
PBS-A	10.35%	10.77%
PBS-TNCP/CELPREV	10.35%	11.40%
PAMEC	10.35%	10.70%
Salary growth rate
FATL plans
TelemarPrev	Between 4.50% and 14.95%	Between 4.52% and 9.73%
Other FATL plans	9.31%	7.95%
SISTEL plans
PBS-TNCP	9.31%	4.50%
CELPREV	9.31%	6.59%
PBS-A/PAMEC	N/A	N/A
Nominal benefit increase index	4.50%	4.50%
Inflation rate	4.50%	4.50%
Healthcare cost trend growth rate	7.64%	7.64%
Expected return on assets
FATL plans	11.50%	10.95%
SISTEL plans	Between 11% and 12%	Between 9% and 11%
Demographic assumptions
General mortality table	AT-2000 Zimmermann	AT-2000 Zimmermann
Disability table	Nichzugs	Nichzugs
Disabled mortality table	Winklevoss	Winklevoss
Turnover rate
	5% p.a.; nil from 50 years old and	5% p.a.; nil from 50 years old and
TelemarPrev	for settled benefit	for settled benefit
	1.5% p.a.; nil from 50 years old	1.5% p.a.; nil from 50 years old
CELPREV	and for settled benefit	and for settled benefit
BrTPREV-FA/TCSPREV	5.5% p.a.	15% p.a.
PBS-Telemar/PBS-A/PBS-TNCP/PAMEC	Nil	Nil

Based on the actuarial reports, the obligations of the above mentioned plans and the fair value of the related pension funds as at 31 December 2011 were as follows:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL

Projected benefit obligations	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812
Pension funds assets at fair value	(128,724,504)	(31,396,498)	(145,950,411)	(339,944,072)	(605,422,867)	(4,248,949)	(175,733)	—	(1,255,863,034)
Present value of unfunded obligations	73,286,398	(6,986,662)	(95,918,376)	(61,933,577)	(217,290,559)	(1,807,867)	(159,074)	394,495	(310,415,222)
Cap effect on recognition of plan assets (IFRIC 14) (i)	—	6,986,662	83,985,996	61,933,577	217,290,559	1,807,867	159,074	—	372,163,735
Net liabilities recognized (Note 14.3)	73,286,398	—	(11,932,380)	—	—	—	—	394,495	61,748,513

(i)

This caption relates to the plans that report an actuarial surplus for which an asset cannot be recognized, as there is no express authorization for offsetting that asset against future employer contributions, in accordance with IFRIC 14 and paragraph 58(b) of IAS 19. Assets recognized in the TCSPREV plan relate to (1) sponsor contributions which participants that left the plan are not entitled to redeem and (2) part of the plan’s surplus attributed to the sponsor.

During the nine months period between 31 March and 31 December 2011, the movement in the projected benefit obligations was as follows:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Opening balance of the projected benefit obligation	198,864,031	23,699,167	47,990,234	262,924,761	387,582,750	2,331,494	19,790	396,590	923,808,817
Pension costs									—
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Payments of benefits and contributions									—
Benefits paid by the funds	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Participants’ contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Net actuarial losses (gains)	14,706,122	1,751,224	3,871,750	25,979,568	24,441,180	203,922	(4,947)	(21,057)	70,927,762
Foreign currency translation adjustments	(9,532,027)	(1,148,855)	(2,349,564)	(13,022,429)	(18,363,203)	(114,547)	(816)	(18,688)	(44,550,129)
Closing balance of the projected benefit obligation	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812

As at 31 December 2011, the portfolio of Oi’s plans is allocated as follows:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
Variable income	20,595,921	5,023,440	23,352,066	54,391,051	121,084,573	509,874	35,147	—	224,992,072	18%
Fixed income	104,266,848	25,431,163	118,219,833	275,354,697	454,067,150	3,526,627	130,043	—	980,996,361	78%
Real estate	2,574,490	627,930	2,919,008	6,798,881	24,216,915	—	—	—	37,137,224	3%
Other	1,287,245	313,965	1,459,504	3,399,443	6,054,229	212,448	10,543	—	12,737,377	1%
Total	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034	100%

During the nine months period between 31 March and 31 December 2011, the movement in the plan assets was as follows:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Opening balance of the plan assets	136,146,520	31,098,221	141,735,085	334,425,762	648,877,297	4,573,962	155,171	1,103	1,297,013,121
Actual return on assets	15,807,245	3,456,790	14,282,549	39,729,944	20,067,613	34,359	27,390	—	93,405,890
Payments of benefits	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Contributions made by the Company (Note 14.4)	980	9,970	(485)	—	—	2,056	728	3,312	16,561
Participants’ contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Foreign currency translation adjustments	(6,157,835)	(1,483,164)	(6,869,496)	(16,038,518)	(29,037,853)	(203,970)	(8,134)	(10)	(59,798,980)
Closing balance of the plan assets	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034

A summary of the components of the net periodic pension cost recorded in the nine months period between 31 March and 31 December 2011 is presented below:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Expected return on plan assets	(9,862,110)	(2,395,117)	(11,099,201)	(25,841,047)	(53,064,198)	(368,399)	(13,133)	—	(102,643,205)
Cap effect on recognition of plan assets (IFRIC 14)	—	611,467	5,530,763	5,539,336	24,108,427	192,783	11,808	—	35,994,584
Other costs (Note 14.4)	1,129,704	—	—	—	—	—	—	—	1,129,704
Total current pension cost (Notes 2.b and 14.5)	6,312,776	9,969	(1,851,581)	—	—	2,055	729	42,055	4,516,003

Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the nine months period between 31 March and 31 December 2011, the movement in accumulated net actuarial gains and losses was as follows:

Euro

	BrTPREV-FA	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
Opening balance	—	—	—	—	—	—	—	—	—
Change in actuarial assumptions (Note 14.6)	(6,915,269)	(706,590)	(467,975)	(9,492,747)	(10,372,383)	(30,800)	11,256	49,105	(27,925,403)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligation related	21,621,391	2,457,814	4,339,725	35,472,315	34,813,563	234,722	(16,203)	(70,162)	98,853,165
Assets related	(5,945,136)	(1,061,673)	(3,183,349)	(13,888,896)	32,996,585	334,039	(14,257)	—	9,237,313
Closing balance (Note 44.5)	8,760,986	689,551	688,401	12,090,672	57,437,765	537,961	(19,204)	(21,057)	80,165,075

14.3. Responsibilities for post retirement benefits

The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2011 and 2010 were as follows:

Euro

	Portuguese operations				Brazilian operations			Total
			Salaries to pre-
			retired and
	Pension	Health care	suspended		Pension	Health care
	benefits	benefits	employees		benefits	benefits
	(Note 14.1.1)	(Note 14.1.2)	(Note 14.1.3)	Sub-total	(Note 14.2)	(Note 14.2)	Sub-total	Total
Balance as at 31 December 2009	764,851,063	(65,540,099)	791,441,961	1,490,752,925	—	—	—	1,490,752,925
Net periodic pension cost/(gain) (Note 14.5)	1,406,736	(4,237,718)	39,610,000	36,779,018	—	—	—	36,779,018
Work force reduction costs (Note 14.5)	4,651,582	2,694,286	134,208,621	141,554,489	—	—	—	141,554,489
Payments, contributions and refunds (Note 14.4)	(36,359,218)	65,427,236	(160,288,354)	(131,220,336)	—	—	—	(131,220,336)
Net actuarial losses (Note 14.6)	383,011,166	18,423,871	49,239,869	450,674,906	—	—	—	450,674,906
Transfer between pensions and salaries (Notes 14.1.1 and 14.1.3)	(70,112,300)	—	70,112,300	—	—	—	—	—
Unfunded obligations transferred to the Portuguese State (Note 14.1.1)	(1,021,676,397)	—	—	(1,021,676,397)	—	—	—	(1,021,676,397)
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Net periodic pension cost/(gain) (Note 14.5)	(717,051)	(1,771,580)	31,387,011	28,898,380	4,473,948	42,055	4,516,003	33,414,383
Work force reduction costs (Note 14.5)	(2,036)	180,552	32,434,698	32,613,214	—	—	—	32,613,214
Payments, contributions and refunds (Note 14.4)	(2,759,982)	5,327,015	(174,044,745)	(171,477,712)	(1,142,953)	(3,312)	(1,146,265)	(172,623,977)
Net actuarial losses (gains) (Note 14.6)	5,332,309	98,068,489	(31,603,105)	71,797,693	8,760,984	(21,057)	8,739,927	80,537,620
Foreign currency translation adjustments	—	—	—	—	(2,821,011)	(29,285)	(2,850,296)	(2,850,296)
Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693

Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2011 and 2010, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	2011	2010
Plans with a deficit position:
Pensions	102,600,825	27,700,623
Healthcare	118,966,547	16,767,576
Salaries to pre-retired and suspended employees	782,498,256	924,324,397
	1,004,065,628	968,792,596
Plans with a surplus position:
Pensions	(13,620,935)	(1,927,991)
	(13,620,935)	(1,927,991)
	990,444,693	966,864,605

14.4. Cash flows relating to post retirement benefit plans

During the years ended 31 December 2011 and 2010, the payments and contributions regarding post retirement benefits were as follows:

Euro

	2011	2010
Portuguese operations
Pensions
Contributions to the funds (Note 14.1.1)	1,650,000	35,535,127
Payments of pensions to pre-retired and suspended employees (Note 14.1.1)	1,109,982	824,091
Sub total (Note 14.3)	2,759,982	36,359,218
Health care
Refunds (Note 14.1.2)	(23,291,856)	(84,309,869)
Payments of health care expenses (Note 14.1.2)	17,964,841	18,882,633
Sub total (Note 14.3)	(5,327,015)	(65,427,236)
Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3 and 14.3)	174,044,745	160,288,354
Termination payments (Note 14.5)	3,816,660	3,958,763
Service cost related to liabilities transferred to the Portuguese State (i)	21,783,360	—
Payment to the Portuguese State related to the transfer of pension plans	—	100,000,000
Sub total	199,644,765	264,247,117
Brazilian operations
Contributions to the funds - pensions (Note 14.2)	13,249	—
Contributions to the funds - health care (Note 14.2)	3,312	—
Other payments (Note 14.2)	1,129,704	—
Sub total (Note 14.3)	1,146,265	—
	198,223,997	235,179,099

(i)             This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefit plans that were transferred to the Portuguese State in December 2010.

14.5. Post retirement benefit costs

In 2011 and 2010, post retirement benefit costs and net work force reduction program costs were as follows:

Euro

	2011	2010
Post retirement benefits
Portuguese operations
Pension benefits (Notes 14.1.1 and 14.3)	(717,051)	1,406,736
Health care benefits (Notes 14.1.2 and 14.3)	(1,771,580)	(4,237,718)
Salaries (Notes 14.1.3 and 14.3)	31,387,011	39,610,000
Service cost related to liabilities tranferred to the Portuguese state (i)	25,112,665	1,430,820
Sub-total	54,011,045	38,209,838
Oi
Pension benefits (Note 14.2)	4,473,948	—
Health care benefits (Note 14.2)	42,055	—
Sub-total	4,516,003	—
Total post retirement benefits costs	58,527,048	38,209,838
Work force reduction and settlement costs (ii)
Pensions (Notes 14.1.1 and 14.3)	(2,036)	4,651,582
Health care (Notes 14.1.2 and 14.3)	180,552	2,694,286
Salaries (Notes 14.1.3 and 14.3)	32,434,698	134,208,621
Termination payments (Note 14.4)	3,816,660	3,958,763
	36,429,874	145,513,252

(i)             This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company’s post retirement benefit plans that were transferred to the Portuguese State in December 2010.

(ii)          Work force reduction and settlement costs in 2010 include (1) a loss of Euro 7.5 million (Note 14.1.1) recognized as a result of the transfer of pension unfunded obligations to the Portuguese State, (2) an extraordinary amortization of prior years’ service gains, amounting to Euro 3.1 million (Note 14.1.1), and (3) redundancy costs totalling Euro 141.1 million, which are mainly related to a redundancy programme approved in the end of 2010.

14.6. Net actuarial losses (gains)

In the years ended 31 December 2011 and 2010, the net actuarial losses (gains) (Notes 14.3 and 44.5) recorded in the Consolidated Statement of Comprehensive Income were as follows:

Euro

	2011	2010
Portuguese operations
Changes in actuarial assumptions
Pension benefits (Note 14.1.1)	(374,801)	345,774,504
Health care benefits (Note 14.1.2)	—	40,384,304
Salaries (Note 14.1.3)	(19,051,652)	55,628,537
Sub-total	(19,426,453)	441,787,345
Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1.1)	5,707,110	37,236,662
Health care benefits (Note 14.1.2)	98,068,489	(21,960,433)
Salaries (Note 14.1.3)	(12,551,453)	(6,388,668)
Sub-total	91,224,146	8,887,561
Sub-total of Portuguese operations	71,797,693	450,674,906
Brazilian operations
Changes in actuarial assumptions (Note 14.2)	(27,925,403)	—
Differences between actual data and actuarial assumptions (Note 14.2)	108,090,478	—
Cap effect on recognition of plan assets (IFRIC 14)	(71,425,148)	—
Sub-total	8,739,927	—
Total (Notes 14.3 and 44.5)	80,537,620	450,674,906

Net actuarial losses and gains regarding plans from Portuguese operations that are related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows.

•                  Net actuarial gains recognized in 2011 amounting to Euro 19 million correspond to the reduction of the salary increase rate for responsabilities with salaries payable to suspended and pre retired employees;

•                  Net actuarial losses recognized in 2010 amounting to Euro 442 million relate primarily to the reduction in the discount rate (Euro 352 million) and an adjustment in the mortality tables (Euro 100 million);

The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions regarding plans from Portuguese operations is as follows:

•                  Net actuarial losses recognized in 2011 amounting to Euro 91 million include (1) a loss of Euro 98 million related to the difference between actual (-16.6%) and expected (+6.0%) return on plan assets, and (2) a gain of Euro 7 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations;

•                  Net actuarial losses recognized in 2010 amounting to Euro 9 million include (1) a loss of Euro 76 million related to the difference between actual (2.8%) and expected (6.0%) return on assets and (2) a gain of Euro 67 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations, namely lower health care expenses and differences in the salary growth rate;

Net actuarial losses recognized by Oi amounted to Euro 9 million in the nine months period between 31 March and 31 December 2011 and include (1) an actuarial gain of Euro 28 million related to the change in the actuarial assumptions described in Note 14.2, reflecting primarily the increase in the expected return on assets, (2) an actuarial loss of Euro 108 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial gain of Euro 71 million corresponding to the cap effect on recognition of plan assets (IFRIC 14).

14.7. Other disclosures

The tables below include the present value of projected benefit obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. For all the plans mentioned above as at 31 December 2011, 2010, 2009, 2008, and 2007 and for the years then ended:

Euro

	2011	2010	2009	2008	2007
Projected benefit obligations (i)	2,202,075,339	1,396,705,310	3,836,915,409	3,941,510,416	4,203,125,154
Plan assets at fair value (i)	(1,600,558,424)	(448,145,688)	(2,369,524,484)	(2,131,646,536)	(2,899,144,514)
Net unfunded obligations	601,516,915	948,559,622	1,467,390,925	1,809,863,880	1,303,980,640
Prior years’ service gains	16,764,043	18,304,983	23,362,000	25,430,000	25,891,000
Cap effect on recognition of plan assets (IFRIC 14)	372,163,735	—	—	—	—
Responsibilities for post retirement benefits, net	990,444,693	966,864,605	1,490,752,925	1,835,293,880	1,329,871,640

(i)             The increase in these captions during the year ended 31 December 2011 is primarily explained by the proportional consolidation of Oi as from 31 March 2011. The decrease in the year ended 31 December 2010 relates mainly to the transfer of the defined benefit pension plans to the Portuguese State, as mentioned above.

Euro

	2011	2010	2009	2008	2007
Changes in actuarial assumptions	(47,351,856)	441,787,345	(1,660,464)	(232,309,178)	(150,947,555)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	91,855,501	(67,472,319)	15,523,139	26,821,855	(208,946,281)
Plan assets related	107,459,123	76,359,880	(178,636,090)	800,296,495	74,656,771
Cap effect on recognition of plan assets (IFRIC 14)	(71,425,148)	—	—	—	—
Total net actuarial losses (gains)	80,537,620	450,674,906	(164,773,415)	594,809,172	(285,237,065)

15. Other costs, net

Other costs in the years ended 31 December 2011 and 2010 amounted to Euro 33 million and Euro 141 million, respectively. In 2011, this caption includes primarily donations, fines and other penalties and the write-off of certain tangible fixed assets. The reduction compared to the year 2010 relates mainly to the following non-recurring items recognized in the third quarter of 2010: (1) non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 42) that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions; and (2) expenses incurred in the third quarter of 2010 for services rendered in relation to the acquisition of the investment in Oi Group (Euro 25 million).

16. Net interest expenses

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Interest expense
Related to loans obtained and financial instruments	638,279,821	282,729,191
Other	1,159,137	1,424,231
Interest income
Related to cash, short-term investments and financial instruments	(335,443,333)	(79,815,461)
Other	(6,880,952)	(19,293,026)
	297,114,673	185,044,935

The increase in net interest expenses is primarily explained by the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, amounting to Euro 175 million (Note 2. b). Excluding for this effect, net interest expenses would have amounted to Euro 122 million in 2011, a reduction of Euro 63 million as compared to Euro 185 million in 2010, reflecting (1) the interest income recognized in the first quarter of 2011 resulting from cash deposits in Brazilian Reais that were used to pay the investments in Oi and Contax on 31 March 2011, and (2) the interest income related to the present value of the receivable from Telefónica regarding the disposal of Vivo. These effects more than offset the impact of the increase in the average net debt from Portuguese operations.

17. Net foreign currency exchange losses

Net foreign currency exchange losses increased to Euro 18 million in 2011, as compared to Euro 7 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 16 million), the losses of which mainly relate to the impact of the depreciation of the Brazilian Real against the US Dollar on Oi’s gross debt denominated in US Dollars that is not hedged through currency swaps or cash applications (Note 45). In addition, Oi’s contribution to this caption includes gains on currency swaps which offset net foreign exchange losses related to the US Dollar debt that is hedged through those currency swaps.

18. Net gains on financial assets and other investments

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Derivative financial instruments (Note 45)	(586,752)	(740,501)
Real estate investments	308,619	(792,832)
Other, net	(299,604)	(326,954)
	(577,737)	(1,860,287)

19. Net other financial expenses

The composition of this caption in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Bank commissions and expenses (i)	60,734,765	25,952,241
Other (ii)	46,667,710	7,348,289
	107,402,475	33,300,530

(i)             The increase in this caption relates mainly to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 24 million, and to a higher level of bank commissions at Portuguese operations.

(ii)          The increase in this caption reflects primarily (1) the financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom’s investment in Oi (Euro 14 million), and (2) the impact of the proportional consolidation of Oi and Contax, amounting to Euro 29 million.  These effects were partially offset by a gain of Euro 2 million (Note 38.2) recognized in 2011 corresponding to the difference between the nocional value and the acquisition price of own bonds acquired during the fourth quarter of 2011.

20. Income taxes

As from 1 January 2010, following a change in Portuguese tax legislation occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of Euro 2.0 million. Prior to this change, the 2.5% state surcharge did not exist and, consequently, the maximum aggregate income tax rate was approximately 26.5%.

For the years 2012 and 2013, following a change in Portuguese tax legislation occurred in December 2011, the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million and at the rate of 5.0% on taxable income in excess of Euro 10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%.

Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income tax at a nominal rate of 34%.

In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2011, considering the provisions recognised by the Company (Note 42).

20.1. Deferred taxes

During the years ended 31 December 2011 and 2010, the movements in deferred tax assets and liabilities were as follows:

Euro

			Increases and reductions		Change in tax rate (ii)
				Other		Other	Foreign
		Changes in the		reserves and		reserves and	currency	Transfers
	Balance	consolidation	Net	accumulated	Net	accumulated	translation	and other	Balance
	31 Dec 2010	perimeter (i)	income	earnings	income	earnings	adjustments (iii)	movements	31 Dec 2011
Deferred tax assets
Accrued post-retirement liability	472,135,250	21,448,786	(164,300,412)	20,927,603	41,889	6,930	(1,043,629)	1,365,962	350,582,379
Tax losses carryforward (iv)	—	187,473,960	125,252,556	—	—	—	(8,897,134)	3,485,308	307,314,690
Provisions and adjustments	58,844,838	364,043,889	(22,455,814)	—	3,339,208	—	(15,972,732)	(6,050,765)	381,748,624
Additional contribution to pension funds	92,519,047	—	(6,694,075)	—	—	—	—	(1,475,923)	84,349,049
Financial instruments	4,439,337	—	(139,606)	195,139	(157,240)	(94,045)	—	(89,117)	4,154,468
Other	25,136,726	72,386,750	(6,832)	385,301	(77,632)	—	(5,113,147)	21,633	92,732,799
	653,075,198	645,353,385	(68,344,183)	21,508,043	3,146,225	(87,115)	(31,026,641)	(2,742,903)	1,220,882,009
Deferred tax liabilities
Fair value adjustments on purchase price allocations (v)	—	869,597,942	(56,382,455)	—	—	—	(37,543,832)	111,981	775,783,636
Revaluation of fixed assets	228,412,010	—	(14,406,175)	(31,541,890)	—	—	—	—	182,463,945
Gains on disposals of investments	1,622,117	—	(280,394)	—	—	—	—	—	1,341,723
Financial instruments	15,143,542	—	—	—	—	(857,181)	—	—	14,286,361
Other (vi)	66,419,668	3,047,935	17,950,762	1,137,324	977,616	—	(9,688,664)	(1,263,078)	78,581,563
	311,597,337	872,645,877	(53,118,262)	(30,404,566)	977,616	(857,181)	(47,232,496)	(1,151,097)	1,052,457,228
		(227,292,492)	(15,225,921)	51,912,609	2,168,609	770,066	16,205,855	(1,591,806)

(i)

Changes in the consolidation perimeter include (1) the impact of the proportional consolidation of deferred tax assets and liabilities from Oi and Contax, amounting to Euro 658 million and Euro 873 million (Note 2.b), respectively, totaling a net amount of Euro 215 million, and (2) the net effect of Euro 12 million related to the deferred tax assets from Dedic/GPTI, which were fully consolidated until 30 June 2011, amounting to Euro 22 million (Note 2.b), and proportionally consolidated as from that date following the integration in Contax.

(ii)	This caption corresponds mainly to the impact resulting from the increase in the statutory tax rate applicable in Portugal for the years ended 31 December 2012 and 2013, as mentioned above.

(iii)	Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011.

(iv)

This caption includes tax losses carryforward from Portugal Telecom (Euro 116 milllion), Oi (Euro 203 million) and Contax (Euro 13 million). Portugal Telecom’s tax losses carryforward, which were generated in 2011, have a maturity of five years and can only be used up to a limit of 75% of taxable profits for each period. Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

(v)

As at 31 December 2011, this caption includes primarily the tax effects on: (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 293 million); and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 483 million).

(vi)	Other deferred tax liabilities as at 31 December 2011 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 49 milllion.

Euro

			Increases and reductions		Change in tax rate (ii)
		Changes in the		Other		Other	Foreign
		consolidation		reserves and		reserves and	currency	Transfers
	Balance	perimeter	Net	accumulated	Net	accumulated	translation	and other	Balance
	31 Dec 2009	(Note 21) (i)	income (ii)	earnings	income (ii) (iii)	earnings	adjustments (iv)	movements	31 Dec 2010
Deferred tax assets
Accrued post-retirement liability	395,049,525	—	(7,683,306)	112,672,609	(979,097)	(26,924,481)	—	—	472,135,250
Tax losses carryforward	211,674,665	(199,926,955)	(29,986,431)	—	—	—	18,238,721	—	—
Provisions and adjustments	123,278,281	(82,680,665)	8,382,717	—	3,143,037	—	6,786,636	(65,168)	58,844,838
Additional contribution to pension funds	124,179,032	—	(30,611,749)	—	(1,048,236)	—	—	—	92,519,047
Financial instruments	1,114,304	—	3,343,070	(18,037)	—	—	—	—	4,439,337
Other	164,215,321	(149,710,535)	(7,315,930)	—	(277,578)	—	13,613,254	4,612,194	25,136,726
	1,019,511,128	(432,318,155)	(63,871,629)	112,654,572	838,126	(26,924,481)	38,638,611	4,547,026	653,075,198
Deferred tax liabilities
Revaluation of fixed assets	258,470,817	—	(15,782,658)	—	—	(14,181,908)	—	(94,241)	228,412,010
Gains on disposals of investments	2,050,322	—	(322,381)	—	(105,824)	—	—	—	1,622,117
Financial instruments (v)	—	—	—	15,143,542	—	—	—	—	15,143,542
Other (vi)	222,591,195	(134,494,091)	(43,609,089)	720,691	508,561	(23,354)	20,008,228	717,527	66,419,668
	483,112,334	(134,494,091)	(59,714,128)	15,864,233	402,737	(14,205,262)	20,008,228	623,286	311,597,337
		(297,824,064)	(4,157,501)	96,790,339	435,389	(12,719,219)	18,630,383	3,923,740

(i)	Changes in the consolidation perimeter correspond to 50% of Vivo’s deferred tax assets and liabilities following the completion of the disposal of the 50% stake in Brasilcel in September 2010.

(ii)	Changes in deferred taxes recorded through net income were split between continuing and discontinued operations amounting to a gain of Euro 24,867,108 and an expense of Euro 28,589,220, respectively.

(iii)

The impacts on net income resulting from changes in tax rate correspond primarily to the revision of the tax rate applicable for certain companies located in Portugal, namely related to the above mentioned increase in the statutory tax rate in Portugal and to the decrease in the tax rate applicable for certain companies that are expected to present tax losses in the following years.

(iv)	Foreign currency translation adjustments relate primarily to the impact of the appreciation of the Brazilian Real against the Euro up to the completion of the disposal of the 50% stake in Brasilcel.

(v)

The increase in this caption corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (Note 38), which was recognized as a result of changes occurred in the Portuguese tax legislation in 2010.

(vi)	Other deferred tax liabilities correspond primarily to the tax effect on unpaid dividends from associated companies.

As at 31 December 2011 and 2010, total deferred tax assets include respectively Euro 628 million and Euro 19 million from foreign countries, and total deferred tax liabilities include respectively Euro 852 million and Euro 64 million from foreign countries. As at 31 December 2011, deferred tax assets and liabilities from foreign countries were primarily related to Oi and Contax.

20.2. Reconciliation of income tax

The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Income before taxes	531,108,556	332,166,117
Statutory tax rate	29.0%	29.0%
	154,021,481	96,328,174
Difference in tax rates (i)	(29,347,432)	(8,276,417)
Permanent differences (ii)	21,049,235	34,336,554
Adjustments to the income taxes of previous years (iii)	(32,100,361)	(3,697,527)
Tax incentives obtained by Oi	(10,817,261)	—
Increases and reductions in provisions for income tax contingencies (Note 42)	7,559,759	13,795,652
Change in tax rate (iv)	(2,168,608)	(435,389)
Gain resulting from a reduction in deferred tax liabilities (v)	—	(59,045,199)
Recognition and reversal of tax losses from previous periods by certain foreign companies	—	4,520,000
	108,196,813	77,525,848
Income tax (vi)
Income tax-current	95,139,501	102,392,956
Deferred taxes	13,057,312	(24,867,108)
	108,196,813	77,525,848

(i)

This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations. The increase in this caption reflects primarily (1) lower taxable losses from PT Comunicações, which uses a 25% tax rate that is lower than the statutory 29%, and (2) Oi’s taxable losses that were proportionally consolidated as from 1 April 2011, leading to an increase in this caption as the Brazilian tax rate of 34% is higher that the Portuguese statutory tax rate of 29%.

(ii)

The reduction in this caption is primarily explained by (1) lower non-deductible interest expenses for tax purposes, and (2) non-recurring losses recognised on investments in associated companies in the third quarter of 2010, as mentioned in Note 34, which were non-deductible for tax purposes.

(iii)

In 2011, based on favourable legal court decisions, Portugal Telecom recognized a receivable from tax authorities of Euro 13 million related to the municipal tax of 1,5% paid in excess in previous years.

(iv)

This caption corresponds primarily to the changes in the Portuguese statutory tax rate described above that occurred in 2011 and 2010. In 2010, the maximum aggregate tax rate applicable in Portugal increased from 26.5% to 29% for companies with expected taxable profits higher than Euro 2 million and therefore deferred taxes of certain domestic companies were adjusted for, resulting in a gain of Euro 0.4 million. As from January 2012, the maximium aggregate statutory tax rate applicable in Portugal increased to 31.5% and, consequently, deferred taxes of Portuguese companies were adjusted for, resulting in a gain of Euro 2 million.

(v)

The gain recorded in 2010 resulted from the decrease in deferred tax liabilities related to unpaid dividends from foreign equity investments, following a reduction in the estimated applicable tax rate, as Portugal Telecom decided to transfer the headquarters of the holding company of those investments to Madeira, where the tax rate applicable to dividends received from foreign operations is lower than in continental Portugal.

(vi)

The increase in income taxes in the year ended 31 December 2011, as compared to 2010, is primarily explained by (1) the above mentioned Euro 59 million tax gain recorded in 2010, and (2) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, amounting to Euro 7 million (Note 2.b).

21. Discontinued operations

In 2010, Vivo was classified as a discontinued operation following the agreement reached between Portugal Telecom and Telefónica on 28 July 2010 for the disposal of its 50% stake in Brasilcel, which was completed in September 2010. Consequently, financial information relating to Portugal Telecom’s former mobile business in Brazil was restated to be presented as a discontinued operation. The sale was agreed for a total consideration of Euro 7,500 million, of which Portugal Telecom received Euro 4,500 million on 27 September 2010, Euro 1,000 million on 30 December 2010 and Euro 2,000 million on 31 October 2011, in accordance with the terms of the agreement with Telefónica.

Portugal Telecom recognized a net gain of Euro 5,423 million (Note 1) in connection with the sale of Vivo, which includes: (1) Euro 4,390 million corresponding to the difference between the total consideration agreed with Telefónica (Euro 7,500 million) and the carrying value of the investment in Brasilcel on the date of the disposal (Euro 3,110 million); (2) Euro 1,134 million corresponding to the cumulative foreign currency translation adjustments transferred to net income; (3) Euro 47 million related to the difference between the outstanding amounts due by Telefónica as at 27 September 2010 (Euro 3,000 million) and the respective present value (Euro 2,953 million); and (4) Euro 54 million related to legal and financial advisory fees and other costs related to the sale. In accordance with Portuguese tax legislation, the capital gain obtained with the disposal of Vivo is not taxable.

Net income from discontinued operations in 2010 includes (1) the gain of Euro 5,423 million recognized on the sale, as explained above, (2) Portugal Telecom’s 50% stake of Vivo’s net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million), and (3) positive foreign currency translation adjustments (“CTA’s”) transferred to net income prior to the sale (Euro 32 million), following share capital reductions undertaken by Brasilcel in 2010. The detail of net income from discontinued operations for the year ended 31 December 2010 is as follows:

Euro

2010
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509
CTA’s transferred to net income following the sale	1,134,159,099
Impact of the present value of the receivable from Telefónica	(46,753,264)
Costs related to the sale	(54,281,187)
5,423,041,157
Net income before non-controlling interests of Vivo	110,444,523
CTA’s transferred to net income following share capital reductions	31,940,853
Net income from discontinued operations	5,565,426,533

Vivo’s results (Portugal Telecom’s 50% share) in 2010, up to the conclusion of the sale of this business, were as follows:

Euro

2010
Revenues	2,593,095,228
Costs:
Wages and salaries	150,109,495
Direct costs	545,450,454
Commercial costs	555,099,483
Depreciation and amortization (Notes 36 and 37)	530,428,173
Other costs	567,996,080
Total costs	2,349,083,685
Income before financial results and taxes	244,011,543
Financial losses	38,752,802
Income before income taxes	205,258,741
Income taxes	94,814,218
Net income	110,444,523

Assets and liabilities related to discontinued operations on the date of disposal were as follows:

Euro

2010
Assets:
Current assets	1,456,657,504
Intangible assets (Note 36)	3,115,051,129
Tangible assets (Note 37)	1,271,300,163
Deferred taxes (Note 20)	432,318,155
Other non-current assets	299,323,133
Total assets	6,574,650,084
Liabilities:
Current liabilities	1,344,666,287
Medium and long-term debt	764,475,652
Deferred taxes (Note 20)	134,494,091
Other non-current liabilities	171,516,849
Total liabilities	2,415,152,879
Equity excluding non-controlling interests	3,110,083,492
Non-controlling interests (Note 22)	1,049,413,713
Total equity	4,159,497,205
Total liabilities and shareholders’ equity	6,574,650,084

Cash flows from discontinued operations include (1) the proceeds, net of related expenses, obtained with the disposal of the 50% stake in Brasilcel, which are classified as cash flows from investing activities, (2) Portugal Telecom’s 50% share of Vivo’s cash flows, and (3) amounts received by PT Móveis regarding share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are also classified as cash flows from investing activities. The detail of cash flows from investing activities relating to discontinued operations is as follows:

Euro

	2011	2010
Disposal of the 50% stake previously held by Portugal Telecom (i)	2,000,000,000	5,474,967,956
Share capital reductions at Brasilcel (ii)	—	89,935,775
Proportional consolidation of Vivo’s cash flows from investing activities	—	(191,295,243)
Cash flows from investing activities	2,000,000,000	5,373,608,488

(i)

This caption includes the first and second instalments received from Telefónica in 2010, totalling Euro 5,500 million (Note 1), net of expenses paid in connection with the sale, and the third and last instalment received from Telefónica in 2011, amounting to Euro 2,000 million (Note 1).

(ii)

This caption corresponds to cash receipts resulting from share capital reductions undertaken by Brasilcel prior to the sale of this investment, which are included in Vivo’s cash flows from financing activities, as detailed below.

Portugal Telecom’s 50% share of the cash flows of Vivo in 2010, up to the conclusion of the sale of this business, is as follows:

Euro

2010
OPERATING ACTIVITIES
Collections from clients	2,893,087,731
Payments to suppliers	(1,863,175,077)
Payments to employees	(152,705,823)
Payments relating to income taxes	(25,099,067)
Payments relating to indirect taxes and other	(249,074,381)
Cash flows from operating activities	603,033,383
INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529
Other investing activities	5,616,759
16,966,288
Payments resulting from:
Financial investments	(207,313,414)
Other investing activities	(948,117)
(208,261,531)
Cash flows from investing activities	(191,295,243)
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466
Other financing activities	3,299,354
175,877,820
Payments resulting from:
Loans repaid	(336,418,441)
Interest and related expenses	(74,696,080)
Dividends	(32,706,668)
Share capital reductions	(89,935,775)
(533,756,964)
Cash flows from financing activities	(357,879,144)

22. Non-controlling interests

During the years ended 31 December 2011 and 2010, the movements in non-controlling interests were as follows:

Euro

		Acquisitions
		(disposals) and
		share capital			Currency
	Balance	increases	Net		translation	Other	Balance
	31 Dec 2010	(reductions)	income	Dividends	adjustments (i)	movements	31 Dec 2011
Oi (ii)	—	691,389,420	11,708,462	(86,347,388)	(26,934,659)	(7,711,255)	582,104,580
Africatel (iii)	62,454,852	(6,250,000)	28,237,819	—	(578,824)	—	83,863,847
MTC	78,575,740	—	21,138,739	(20,146,905)	(12,924,882)	—	66,642,692
Contax (ii)	—	126,125,770	(1,597,578)	(8,834,558)	(5,709,371)	417,494	110,401,757
Cabo Verde Telecom	43,168,760	—	12,279,048	(14,169,848)	—	628	41,278,588
Timor Telecom	11,574,144	—	8,156,575	(7,501,544)	261,652	384	12,491,211
CST (iv)	2,256,337	5,352,320	510,800	—	—	—	8,119,457
LTM	1,813,427	—	1,221,136	(1,106,157)	390,330	—	2,318,736
Kenya Postel Directories	1,677,597	—	419,995	(693,756)	(29,838)	—	1,373,998
Previsão	577,919	—	(80,949)	—	—	45	497,015
Dedic (v)	9,932,141	(7,851,519)	(1,314,431)	—	(766,191)	—	—
Other	4,665,656	—	3,102,895	(2,266,000)	(183,623)	325,500	5,644,428
	216,696,573	808,765,991	83,782,511	(141,066,156)	(46,475,406)	(6,967,204)	914,736,309

(i)	Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2011.
(ii)

The movements in Oi and Contax under the caption “Acquisitions (disposals) and share capital increases (reductions)” include primarily Euro 816 million corresponding to its non-controlling interests as at 31 March 2011 (Note 2.b), the date the investments in these companies were proportionally consolidated for the first time. The movement in Oi under the caption “Dividends”, amounting Euro 86 million, relates to a share distribution and redemption of Brasil Telecom shares (Notes 1 and 43).

(iii)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

(iv)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital increase undertaken by this company.

(v)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” resulted from the Contax transaction concluded on 1 July 2011 (Note 1), following which this company was integrated in Contax.

Euro

		Acquisitions
		(disposals) and
		share capital			Currency
	Balance	increases	Net		translation	Other	Balance
	31 Dec 2009	(reductions)	income	Dividends	adjustments (i)	movements	31 Dec 2010
Brasilcel (ii)	906,925,980	(1,049,413,713)	61,299,227	—	81,188,506	—	—
Africatel (iii)	23,710,534	(7,363,103)	33,865,108	—	11,985,478	256,835	62,454,852
MTC	67,246,405	—	24,874,186	(27,926,299)	14,381,448	—	78,575,740
Cabo Verde Telecom	52,146,099	—	14,169,848	(22,818,501)	—	(328,686)	43,168,760
Timor Telecom	9,082,848	—	8,037,518	(6,141,784)	595,548	14	11,574,144
CST	2,188,308	—	448,446	(410,351)	29,934	—	2,256,337
LTM	1,572,039	—	1,049,728	(858,612)	95,996	(45,724)	1,813,427
Kenya Postel Directories	1,512,151	—	863,894	(719,634)	(4,208)	25,394	1,677,597
Previsão	759,283	—	(181,409)	—	—	45	577,919
Dedic (iv)	—	8,666,366	250,722	—	1,010,553	4,500	9,932,141
Other	3,991,565	—	3,194,567	(2,608,539)	52,864	35,199	4,665,656
	1,069,135,212	(1,048,110,450)	147,871,835	(61,483,720)	109,336,119	(52,423)	216,696,573

(i)	Foreign currency translation adjustments relate primarily to the impact of the appreciation of the Brazilian Real against the Euro.
(ii)

The movement in Brasilcel under the caption “Acquisitions (disposals) and share capital increases (reductions)” corresponds to Vivo’s non-controlling interests as of the date this business was disposed of (Note 21).

(iii)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

(iv)

The movement under the caption “Acquisitions (disposals) and share capital increases (reductions)” resulted from the acquisition of GPTI, as the purchase price included the issuance of shares of Dedic corresponding to a 12.5% stake (Note 2.b).

23. Dividends

On 16 April 2010, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to the fiscal year 2009. Accordingly, dividends amounting to Euro 503,626,688 (Note 47.k) were paid in May 2010.

In addition, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company paid to its shareholders in December 2010 an advance over 2010 profits totalling Euro 875,872,500 (Note 47.k), equivalent to a dividend of 1 Euro per share.

The advance over 2010 profits mentioned above was paid under a new shareholder remuneration policy announced by Portugal Telecom following the disposal of the stake previously held in Brasilcel and in anticipation of the proposed investment in Oi Group, which was completed on 28 March 2011. This policy includes: (1) an extraordinary dividend per share of Euro 1.65 related to the year 2010, of which Euro 1.00 per share was paid in December 2010 and the remaining Euro 0.65 cents was paid in June 2011; and

(2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, the first of which was approved at the Annual Shareholders’ Meeting held on 6 May 2011 and the second will be subject to Annual Shareholders’ Meeting approval in April 2012.

On 6 May 2011, as mentioned above, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in 2011, Portugal Telecom paid a total amount of Euro 1,117,987,321 (Note 47.k).

On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, which was paid on 4 January 2012, totalling Euro 184,799,868 (Note 43).

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s shares adjusted by treasury shares recognized in the Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s 25,3% interest in its own 64,557,566 shares acquired by Telemar.

24. Earnings per share

Earnings per share for the years ended 31 December 2011 and 2010 were computed as follows:

Euro

		2011	2010
Income from continuing operations, net of non-controlling interests	(1)	339,129,232	168,067,661
Income from discontinued operations, net of non-controlling interests	(2)	—	5,504,127,306
Net income attributable to equity holders of the parent	(3)	339,129,232	5,672,194,967
Financial costs related to exchangeable bonds (net of tax)	(4)	30,138,517	28,631,462
Net income considered in the computation of the diluted earnings per share	(5)	369,267,749	5,700,826,429
Weighted average common shares outstanding in the period (i)	(6)	864,161,921	875,872,500
Effect of the exchangeable bonds (ii)		74,833,069	64,655,173
	(7)	938,994,990	940,527,673
Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.39	0.19
Diluted	[(1)+(4)]/(7)	0.39	0.19
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	6.28
Diluted	(2)/(7)	—	5.85
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.39	6.48
Diluted	(5)/(7)	0.39	6.06

(i)

Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom’s 25.3% stake in its own 64,557,566 shares acquired by Telemar Norte Leste in 2011, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)

Dilutive effects in 2011 and 2010 correspond to the impact of the exchangeable bonds issued on August 2007. The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in December 2010 and June 2011.

25. Short-term investments

This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. The increase in this caption relates mainly to the proportional consolidation of short-term investments of Oi and Contax as from 31 March 2011, amounting to Euro 192 million (Note 2.b), which include primarily exclusive investment funds and private securities. All investment funds in which TNL and its subsidiaries invest are exclusive funds of the Oi Group and include primarily (1) overnight operations and bank certificates of deposit, which are classified as cash and cash equivalents, and (2) government securities, bonds, time deposits and private securities, which are classified as short-term investments.

26. Accounts receivable - trade

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Current accounts receivable - trade:
Accounts receivable from customers	1,543,084,044	1,165,301,965
Unbilled revenues	430,570,934	212,658,107
Sub-total	1,973,654,978	1,377,960,072
Adjustments for doubtful accounts receivable - trade (Note 42)	(393,320,226)	(323,931,472)
	1,580,334,752	1,054,028,600

The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 745 million as at 31 March 2011, partially offset by a reduction in trade receivables at Portuguese operations.

27. Accounts receivable - other

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Current accounts receivable - other
Receivables from related parties (i)	130,877,171	254,607,148
Accrued interest income	25,000,067	37,429,783
Advances to suppliers (ii)	81,858,366	25,720,865
Receivable from Telefónica (iii)	—	1,967,387,207
Other (ii)	113,106,336	62,795,219
Sub-total	350,841,940	2,347,940,222
Adjustments for other current accounts receivable (Note 42)	(18,206,544)	(17,844,605)
	332,635,396	2,330,095,617
Non-current accounts receivable - other
Other non-current accounts receivable	38,993,769	17,661,730
Adjustments for other non-current accounts receivable (Note 42)	(16,897,769)	—
	22,096,000	17,661,730

(i)

This caption includes primarily dividends receivable from Portugal Telecom’s associated company Unitel (Note 34). In 2010, Unitel attributed dividends to Portugal Telecom totalling US$332.5 million, including (1) a dividend of US$175 million (Note 47.g) related to the 2009 earnings, the distribution of which was approved at the General Meeting of Shareholders of Unitel held in June 2010, and (2) a dividend of US$157.5 million related to the distribution of free reserves, which was approved at a General Meeting of Shareholders held in December 2010. As at 31 December 2010, both amounts were outstanding, equivalent to

Euro 249 million (Note 48), while as at 31 December 2011 only the dividend related to the distribution of free reserves was outstanding, equivalent to Euro 122 million (Note 48), as the dividend related to the 2009 was paid during 2011.

(ii)	The increase in these captions is primarily explained by the impact of the proportional consolidation of Oi and Contax.
(iii)

As at 31 December 2010, this caption corresponds to the present value of the Euro 2,000 million outstanding receivable from Telefónica in connection with the disposal of the 50% stake in Brasilcel, which was received on 31 October 2011, as explained in Note 21.

28. Inventories

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Merchandise (i)	130,220,482	98,466,392
Raw materials and consumables	39,112,533	41,162,690
Work in progress	5,674,684	8,631,552
Sub-total	175,007,699	148,260,634
Adjustments for obsolete and slow-moving inventories (Note 42)	(41,500,732)	(46,744,879)
	133,506,967	101,515,755

(i)

The increase in this caption is primarily explained by merchandise from Oi that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 13 million. As at 31 December 2011 and 2010, this caption includes mainly mobile terminal equipments and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

29. Taxes receivable and payable

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011		2010
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	6,996,958	28,968,767	16,788,500	12,166,324
Income taxes	60,941,922	2,553,152	6,556,347	3,051,817
Personnel income tax witholdings	—	9,127,657	—	2,512,405
Social Security Contributions	—	9,972,843	—	7,395,470
Other	—	591,375	—	443,307
	67,938,880	51,213,794	23,344,847	25,569,323
Taxes in foreign countries	306,561,520	360,563,083	14,200,474	31,841,517
	374,500,400	411,776,877	37,545,321	57,410,840
Non-current taxes
Taxes in foreign countries	56,406,992	314,374,825	267,622	3,805,301

The increase in total taxes receivable and payable is basically explained by the impact of the proportional consolidation of Oi and Contax as from 31 March 2011, the receivables and payables of which were included under the captions “Taxes in foreign operations”.

As at 31 December 2011 and 2010, the composition of the captions “Taxes in foreign countries” is as follows:

Euro

	2011		2010
	Receivable	Payable	Receivable	Payable
Current taxes:
Indirect taxes (i)	165,314,829	85,147,046	—	121,175
Income taxes	88,810,848	81,578,785	5,905,999	20,631,947
Brazilian tax financing program (ii)	—	11,505,141	—	—
Other (iii)	52,435,843	182,332,111	8,294,475	11,088,395
	306,561,520	360,563,083	14,200,474	31,841,517
Non-current taxes:
Brazilian tax financing program (ii)	—	113,205,688	—	—
Indirect taxes (i)	49,037,024	43,001,813	—	—
Other (iv)	7,369,968	158,167,324	267,622	3,805,301
	56,406,992	314,374,825	267,622	3,805,301

(i)

Indirect taxes relate mainly to State Value Added Tax (ICMS). Non-current recoverable State VAT (ICMS) arises mostly from credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Brazilian tax legislation.

(ii)

These captions relate to taxes payable by Oi and Contax in connection with tax refinancing programs in force in Brazil, under which companies enrolled a substantial portion of their debt to the National Treasury and the National Social Security Institute (“INSS”) past due up to 30 November 2008. Taxes due under these programs include mainly Pis (Social Integration Programme) and Cofins (Contribution to the Financing of Social Security), income taxes, IOF (tax on financial transactions) and CPMF (tax on banking transactions). In accordance with the terms of these programs, companies are required to pay monthly instalments, mainly up to 2024, and may be excluded from the plan if they fail to make such payments on due date for a specific number of times.

(iii)

Other current taxes payable as at 31 December 2011 relate primarily to (1) the federal taxes Pis and Cofins, (2) Fust (fund to improve the general access to telecommunications services) and Funttel (National Telecommunications Fund) fees and (3) social charges due to the Brazilian social security system.

(iv)	Other non-current taxes payable as at 31 December 2011 include primarily taxes for which payment is suspended, in accordance with Brazilian tax legislation.

30. Prepaid expenses

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Marketing and publicity expenses paid in advance	18,141,381	6,366,138
Interest paid in advance	13,704,800	1,944,918
Rentals	7,480,934	5,984,088
Maintenance and repairs	6,038,091	5,881,592
Telephone directories	2,764,781	4,661,786
Other	25,454,341	14,779,277
	73,584,328	39,617,800

The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi.

31. Judicial deposits

Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 42.2), for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

Current and non-current judicial deposits of Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2.b) and Euro 776 million (Note 2.b), respectively, totaling Euro 984 million. As at 31 December 2011, judicial deposits totaled Euro 1,084 million, as follows:

Euro

2011
Judicial deposits
Civil	640,543,088
Tax	216,079,532
Labor	196,017,480
Court-blocked deposits	31,443,063
1,084,083,163
Current	229,321,275
Non-current	854,761,888

32. Other current and non-current assets

As at 31 December 2011 and 2010, these captions are as follows:

Euro

	2011	2010
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	37,124,881	24,558,468
Other	3,903,448	1,088,533
	41,028,329	25,647,001
Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	95,849,637	273,592,641
Other (i)	36,860,417	1,048,115
	132,710,054	274,640,756

(i)	The increase in this caption relates mainly to the proportional consolidation of Oi.

As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipments and the financial lease, respectively. The majority of these amounts are receivable and payable to the same entity and Portugal Telecom has issued letters of credit under these transactions (Note 46). During the year ended 31 December 2011, the Company agreed with the other parties to these arrangements to early terminate several of these QTE transactions, which explains the reduction in the related non current receivables and payables. As a result of the termination of these contracts, the Company did not incur in material costs (Note 43).

33. Non-current assets and liabilities held for sale

In December 2010, Portugal Telecom reached an agreement with a third party for the disposal of its 28.78% stake in UOL for a total amount of R$ 356 million (Euro 160.4 million at the exchange rate prevailing at year-end), following which the investment in UOL as at 31 December 2010 was adjusted to its recoverable amount, corresponding to the amount to be obtained with this sale, and was classified as a non-current asset held for sale. Upon the closing of this transaction on 27 January 2011, Portugal Telecom received a total amount of Euro 155.5 million (Note 47.e) and recognized a gain of Euro 37.6 million (Note 34) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss.

34. Investments in group companies

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Investments in associated companies	515,272,033	343,634,959
Loans granted to associated companies and other companies	15,607,314	15,946,116
Investments in other companies	2,565,068	1,876,527
Advances for investments	—	60,000
	533,444,415	361,517,602

As at 31 December 2011 and 2010, the caption “Investments in associated companies” consists of:

Euro

	2011	2010
Unitel (i)	378,420,947	205,066,419
CTM - Companhia de Telecomunicações de Macau, SARL (“CTM”) (ii)	47,300,129	43,887,468
Páginas Amarelas, SA (“Páginas Amarelas”) (iii)	83,075,839	89,132,539
Hungaro Digitel KFT	2,676,261	3,261,164
INESC - Instituto de Engenharia de Sistemas e Computadores (iv)	2,992,788	2,992,788
Other companies	3,798,857	2,287,369
	518,264,821	346,627,747
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)
	515,272,033	343,634,959

(i)

The increase in the carrying value of this investment is explained by Portugal Telecom’s share in the earnings of Unitel (Euro 156 million) and also by the impact of the appreciation of the US Dollar against the Euro in 2011 (Euro 18 million).

(ii)

The change in the carrying value of this investment reflects primarily Portugal Telecom’s share in the earnings of CTM (Euro 23 million) partially offset by the dividends attributed by this associated company (Euro 20 million - Note 47.g).

(iii)	The reduction in this caption relates primarily to a loss of Euro 7 million recognised over the Company’s investment in Páginas Amarelas, reflecting the decline in the directories business.
(iv)	As at 31 December 2011, this investment is fully adjusted for.

The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses.

As at 31 December 2011 and 2010, the detail of these loans, which do not have a defined maturity date, is as follows:

Euro

	2011	2010
Sportinveste Multimédia	32,618,668	33,618,668
INESC	2,916,971	3,018,566
SIRESP	4,423,980	4,292,800
Other	3,905,410	3,165,153
	43,865,029	44,095,187
Adjustments for loans granted to associated and other companies (Note 42)	(2,588,741)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 42) (i)	(25,668,974)	(25,560,330)
	15,607,314	15,946,116

(i)             This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. These adjustments as at 31 December 2011 and 2010 correspond to the investment in Sportinveste Multimedia. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption “Provisions for other risks and costs — Other”, whenever the Group has assumed responsibilities with that associated company. As at 31 December 2011 and 2010, the Group has recorded provisions amounting to Euro 1,127,525 and Euro 1,518,114 (Note 42), respectively.

As at 31 December 2011 and 2010, the caption “Investment in other companies” consists of:

Euro

	2011	2010
Janela Digital	2,176,966	1,592,652
Other companies	3,083,816	2,930,657
Sub-total	5,260,782	4,523,309
Adjustments for investments in group companies (Note 42)	(2,695,714)	(2,646,782)
	2,565,068	1,876,527

The detail of the profit and loss caption “Equity in earnings of associated companies, net” in the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Unitel	155,711,207	145,852,610
CTM	23,387,431	21,463,141
UOL (i)	37,628,337	(14,300,133)
Sportinveste Multimédia (ii)	(108,645)	(8,181,581)
Páginas Amarelas (iii)	(10,544,148)	(7,777,341)
Other	3,109,678	4,652,408
	209,183,860	141,709,104

(i)

The gain recorded in 2011 relates to the completion of the disposal of the investment in UOL, following which the cumulative amount of positive foreign currency translation adjustments relating to this investment was reclassified to profit and loss (Note 33). In 2010, this caption includes (1) an impairment loss of Euro 28 million, which was recognized in order to adjust the carrying value of this investment to its recoverable amount that was obtained through the sale transaction concluded in January 2011, and (2) Portugal Telecom’s share in the earnings of this associate company up to its sale, amounting to Euro 14 million.

(ii)

In 2010, Portugal Telecom recognized an impairment loss of Euro 8.0 million on the investment in this associated company following an impairment analysis made to this investment. The related recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The recoverable amount was computed for a minimum and maximum value of the discount rate applied to the projected cash flows (7.7% and 9.7%) and of the growth rate used to extrapolate cash flow projections beyond the period covered by the forecasts (2.5% and 3.0%).

(iii)	In 2011, this caption mainly includes a loss of Euro 7 million on this investment, primarily as a result of the decline in revenues from the directories businesses.

The summarized financial data of the main associated companies as at 31 December 2011 and 2010 and for the years then ended is presented below:

2011	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	2,106,272,509	698,582,741	1,407,689,768	1,281,826,149	622,844,828
CTM	28.00%	266,166,962	97,237,930	168,929,032	356,470,366	83,526,539

2010	Euro

	Direct percentage	Total	Total	Shareholders’	Operating	Net
	of ownership	assets	liabilities	equity	revenues	income
Unitel	25.00%	1,848,005,721	1,133,734,065	714,271,656	1,132,798,948	583,410,440
UOL	28.78%	575,136,817	156,143,886	418,992,931	248,604,332	47,522,625
CTM	28.00%	223,196,354	66,455,397	156,740,957	260,085,092	76,654,075

35. Other investments

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Real estate investments, net of accumulated amortisation	12,845,647	15,145,810
Other financial investments	21,339,524	2,970,749
	34,185,171	18,116,559
Adjustments for other investments (Note 42)	(11,205,872)	(411,902)
Adjustments for real estate investments (Note 42)	(94,709)	(24,043)
	22,884,590	17,680,614

Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs impairment analysis of these assets.

PT Comunicações received rents from lease contracts in 2011 and 2010 amounting to Euro 80,186 and Euro 1,358,560, respectively. During the years ended 31 December 2011 and 2010, amortization costs amounted to Euro 388,806 and Euro 565,728, respectively. Rents received net of amortization costs are included under the caption “Net gains on financial assets and other investments”.

As at 31 December 2011 and 2010, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

Euro

	2011	2010
Tagusparque	1,296,875	1,296,875
Seguradora Internacional	617,224	617,224
Other (i)	19,425,425	1,056,650
Sub-total	21,339,524	2,970,749
Adjustments for other investments (Note 42)	(11,205,872)	(411,902)
	10,133,652	2,558,847

(i)

The increase in this caption relates mainly to the porportional consolidation of Oi, including as at 31 December 2011 (1) the acquisition cost of Telemar’s interest in Hispamar Satélites S.A. and (2) investments obtained through tax incentives, which are mostly adjusted for.

36. Intangible assets

During the years ended 31 December 2011 and 2010, movements in intangible assets were as follows:

Euro

		Changes in the		Foreign currency	Transfers
	Balance	consolidation		translation	and other	Balance
	31 Dec 2010	perimeter	Increases	adjustments	movements	31 Dec 2011
Cost
Industrial property and other rights	1,327,613,702	4,417,311,747	265,822,111	(212,484,160)	22,687,807	5,820,951,207
Goodwill	416,615,158	(15,384,841)	959,956,868	(63,696,454)	—	1,297,490,731
Other intangible assets	29,827,068	126,899,457	19,191,339	(6,135,160)	10,213,457	179,996,161
In-progress intangible assets	26,081,876	17,777	26,306,338	424,735	4,889,374	57,720,100
	1,800,137,804	4,528,844,140	1,271,276,656	(281,891,039)	37,790,638	7,356,158,199
Accumulated depreciation
Industrial property and other rights	669,237,948	870,917,665	308,722,312	(50,824,112)	(2,087,726)	1,795,966,087
Other intangible assets	19,207,272	100,355,172	6,152,397	(4,593,357)	14,970,169	136,091,653
	688,445,220	971,272,837	314,874,709	(55,417,469)	12,882,443	1,932,057,740
	1,111,692,584	3,557,571,303	956,401,947	(226,473,570)	24,908,195	5,424,100,459

Euro

		Changes in the		Foreign currency	Transfers
	Balance	consolidation		translation	and other	Balance
	31 Dec 2009	perimeter	Increases	adjustments	movements	31 Dec 2010
Cost
Industrial property and other rights	5,028,444,726	(4,176,916,941)	122,265,148	353,788,551	32,218	1,327,613,702
Goodwill	1,162,224,812	(882,719,789)	48,881,931	90,991,241	(2,763,037)	416,615,158
Other intangible assets	38,569,669	(8,939,581)	3,120,329	737,406	(3,660,755)	29,827,068
In-progress intangible assets	29,918,739	(23,942,676)	42,292,828	2,343,027	(24,530,042)	26,081,876
	6,259,157,946	(5,092,518,987)	216,560,236	447,860,225	(30,921,616)	1,800,137,804
Accumulated depreciation
Industrial property and other rights	2,155,816,362	(1,970,436,544)	293,145,320	157,739,620	32,973,190	669,237,948
Other intangible assets	29,038,386	(7,026,786)	5,493,520	558,291	(8,856,139)	19,207,272
	2,184,854,748	(1,977,463,330)	298,638,840	158,297,911	24,117,051	688,445,220
	4,074,303,198	(3,115,055,657)	(82,078,604)	289,562,314	(55,038,667)	1,111,692,584

36.1. Changes in the consolidation perimeter

The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 3,558 million, includes primarily:

•

Intangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 3,558 million (Note 2.b), including the carrying value of those assets (Euro 2,031 million) and the fair value adjustments recorded under the purchase price allocation (Euro 1,527 million).

•	The proportional consolidation of Allus’s intangible assets, amounting to Euro 13 million as at 30 April 2011 (Note 2.b);
•

The impact of Contax transaction (Note 1), completed on 1 July 2011, corresponding to a net reduction of intangible assets amounting to Euro 40 million, reflects which: (1) Dedic/GPTI’s intangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 70 million (Note 2.b); and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom’s 44.4% effective stake in CTX; and

•	The impact of the increase in the proportional consolidation stake of Contax from 42.0% to 44.4%

Changes in the consolidation perimeter in 2010, amounting to Euro 3,115 million, relate primarily to the sale of the 50% stake in Brasilcel, which had intangible assets amounting to Euro 3,115 million as at the date this investment was sold (Note 21), and the disposal of a 35.6% stake in PT Prime Tradecom.

36.2. Increases

The detail of increases in intangible assets is as follows:

Euro

	2011	2010
Cost
Continuning operations
Capital expenditures (Note 7.c)	175,242,533	106,345,704
Goodwill (i)	959,956,868	48,881,931
4G license acquired by TMN (ii)	106,492,862	—
Commitments assmued by PT Comunicações under TDT license (iii)	23,595,179	—
Commitments assmued by Cabo Verde Telecom under 3G license (iv)	5,989,214
Discontinued operations	—	61,332,601
	1,271,276,656	216,560,236
Accumulated depreciation
Continuning operations	314,874,709	113,065,768
Discontinued operations (Note 21)	—	185,573,072
	314,874,709	298,638,840
	956,401,947	(82,078,604)

(i)

In 2011, this caption includes (1) a total goodwill of Euro 904 million generated in the acquisition of the investments in Oi, Contax and its controlling shareholders, including Euro 872 million related to Oi and Euro 31 million related to Contax (Note 2.b), (2) the goodwill of Euro 29 million (Note 2.b) recorded by Contax as a result of the acquisition of Allus, and (3) the total goodwill amounting to Euro 28 million (Note 1) recognized as a result of the operations completed on 1 July 2011 regarding the Contax transaction. In 2010, this caption corresponds to the goodwill generated in the acquisition of GPTI (Note 2.b).

(ii)

In relation to a mobile spectrum auction conducted by the Portuguese telecommunications regulator ICP-Anacom, TMN submitted the best winning bids in each block that it has bided and obtained spectrum in three frequency bands for a total amount of Euro 113 million, thus reinforcing its commitment to the LTE technology, strengthening TMN’s mobile data capabilities and its network quality to continue to lead data services in Portugal and also to lead the roll-out of 4G services. As a result, TMN recognized an intangible asset amounting to Euro 106 million (Notes 7.b and 39), which corresponds to the present value of the instalments payable to Anacom totalling Euro 113 million.

(iii)	This caption corresponds to the present value of the commitmments assumed by PT Comunicações under the TDT license (Note 7.a).
(iv)	Cabo Verde Telecom recorded an intangible asset in 2011, amounting to Euro 6 million, related to the commitments assumed under the 3G license.

36.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

36.4. Other information regarding intangible assets

As at 31 December 2011, the net carrying value of the caption “Industrial property and other rights” includes mainly the following items:

•                  Euro 2,800 million related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi (Note 2.b);

•                  Euro 378 million related to 3G and 4G licenses obtained by TMN in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 122 million. The gross amount includes primarily:

(i)             Euro 133 million related to the acquisition of the UMTS license in 2000;

(ii)          Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by TMN and the other mobile operators of making contributions to the information society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability. During the second half of 2007, TMN reached an agreement with the Government establishing the amount and timing of the initiatives to be undertaken (the “E Initiatives”, which is a programme led by the Government to offer laptops and discounts in internet services to school teachers and students), and in 2007 therefore Portugal Telecom recognized as a license cost the amount of these contributions at net present value; and

(iii)       Euro 106 million (Notes 7 and 39) related to the 4G license acquired by TMN in 2011.

•                  Euro 282 million corresponding to the fair value, net of accumulated depreciation, of the customer bases of Oi and Contax, which were recognized at fair value as at 31 March 2011 following the purchase price allocation performed by Portugal Telecom under the acquisition of the investments in Oi and Contax (Note 2.b);

•                  Euro 201 million related to the acquisition of the Basic Network from the Portuguese State, including a gross amount capitalised in 2002 amounting to Euro 339 million;

•                  Euro 189 million related to software licenses;

•                  Euro 34 million related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

•                  Euro 25 million related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases; and

•                  Euro 24 million (Notes 7 and 39) related to the commitments assumed by PT Comunicações under the TDT license.

As at 31 December 2011 and 2010, the detail of goodwill by cash generated unit is as follows:

Euro

	2011	2010
Brazil and other Latin America countries
Telecommunications in Brasil - Oi (i)	825,639,041	—
Call center services - Contax (ii)	118,861,685	—
GPTI (iii)	—	51,571,809
	944,500,726	51,571,809
Portugal
Wireline telecommunications in Portugal	270,955,133	270,955,133
Information systems - PT Sistemas de Informação	8,956,960	8,956,960
	279,912,093	279,912,093
Other businesses
Mobile telecommunications in Namíbia - MTC (iv)	65,919,640	77,972,985
Wireline and mobile telecommunications in Cabo Verde - Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,020	34,019
	73,077,912	85,131,256
	1,297,490,731	416,615,158

(i)

This caption relates mainly to the total goodwill generated in the acquisition of the investment in Oi, completed on 28 March 2011. The difference between the amount presented in this table and the goodwill recorded on acquisition date relates mainly to the impact of the depreciation of the Brazilian Real against the Euro since that date.

(ii)

This caption includes primarily (1) the goodwill generated in the acquisition of the investment in Contax, completed on 28 March 2011, (2) the goodwill generated as a result of the transactions concluded on 1 July 2011, relating to the final step of the acquisition of the investment in Contax, and (3) goodwill recorded by Contax in 2011 related mainly to the acquisition of the investments in Allus and GPTI.

(iii)

This caption corresponds to the goodwill recorded by Dedic regarding the acquisition of the investment in GPTI completed on 7 February 2010 (Note 2.b), which as at 31 December 2011 is proportionally consolidated in Contax, as mentioned above.

(iv)	The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2011.

For the goodwill related to the wireline cash generated unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

For the goodwill related to other cash generated unit, Portugal Telecom also concluded that the Company’s share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from the other investments.

For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period (except for Brasil where it was used a forecast of cash flows for a 15 year period), which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts were as follows:

Wireline
	Telecommunications	telecommunications	Other
Assumptions	in Brazil	in Portugal	businesses
Growth rates	4.5% - 5.0%	0.0% - 2.0%	0.0% to 2.5% - 0.5% to 3.0%
Discount rates	9.0% - 9.5%	8.5% - 10.0%	5.9% to 11.4% - 5.9% to 13.4%

The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company’s management has concluded that as at 31 December 2011 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

37. Tangible assets

During the years ended 31 December 2011 and 2010, movements in tangible assets were as follows:

Euro

		Changes in the		Foreign currency		Transfers
	Balance	consolidation		translation		and other	Balance
	31 Dec 2010	perimeter	Increases	adjustments	Revaluations	movements	31 Dec 2011
Cost
Land	165,045,024	24,349,296	893,328	(1,109,337)	15,801,253	255,412	205,234,976
Buildings and other constructions	805,355,545	804,527,730	23,517,972	(38,869,709)	47,403,756	37,206,409	1,679,141,703
Basic equipment	10,121,678,306	9,332,678,930	575,648,209	(459,113,213)	(189,372,570)	(478,103,272)	18,903,416,390
Transportation equipment	80,951,949	2,263,347	5,731,504	26,868	—	(11,946,166)	77,027,502
Tools and dies	25,519,009	16,729,624	1,305,704	(1,107,190)	—	(122,512)	42,324,635
Administrative equipment	1,062,445,429	239,569,398	62,920,050	(11,691,179)	—	51,151,488	1,404,395,186
Other tangible assets	54,284,090	56,622,812	1,663,473	(2,858,675)	—	1,313,405	111,025,105
In-progress tangible assets	221,423,967	300,664,624	383,261,356	(21,835,757)	—	(292,615,893)	590,898,297
Advances to suppliers of tangible assets	511,125	—	—	—	—	—	511,125
	12,537,214,444	10,777,405,761	1,054,941,596	(536,558,192)	(126,167,561)	(692,861,129)	23,013,974,919
Accumulated depreciation
Land	9,493,330	—	—	—	—	325,908	9,819,238
Buildings and other constructions	253,764,177	443,683,578	91,819,029	(22,497,072)	—	28,111,459	794,881,171
Basic equipment	7,352,076,475	7,466,017,366	799,225,548	(362,412,819)	—	(655,193,752)	14,599,712,818
Transportation equipment	47,552,684	2,211,982	11,197,945	(29,032)	—	(8,144,663)	52,788,916
Tools and dies	20,460,427	20,188,058	2,261,848	(1,035,684)	—	(1,082,224)	40,792,425
Administrative equipment	934,775,304	178,432,717	101,454,885	(8,726,606)	—	(7,834,458)	1,198,101,842
Other tangible assets	44,478,633	45,435,144	4,750,645	(2,180,847)	—	(3,227,634)	89,255,941
	8,662,601,030	8,155,968,845	1,010,709,900	(396,882,060)	—	(647,045,364)	16,785,352,351
	3,874,613,414	2,621,436,916	44,231,696	(139,676,132)	(126,167,561)	(45,815,765)	6,228,622,568

Euro

		Changes in the		Foreign currency	Transfers
	Balance	consolidation		translation	and other	Balance
	31 Dec 2009	perimeter	Increases	adjustments	movements	31 Dec 2010
Cost
Land	127,806,363	(21,893,342)	61,325,452	1,825,338	(4,018,787)	165,045,024
Buildings and other constructions	661,037,717	(66,831,441)	198,638,310	9,136,606	3,374,353	805,355,545
Basic equipment	13,570,504,676	(4,150,214,502)	506,051,400	388,281,961	(192,945,229)	10,121,678,306
Transportation equipment	76,106,527	(3,433,780)	18,550,988	487,067	(10,758,853)	80,951,949
Tools and dies	28,890,634	(6,359,021)	1,715,488	999,606	272,302	25,519,009
Administrative equipment	1,204,106,756	(247,593,971)	58,560,167	21,571,543	25,800,934	1,062,445,429
Other tangible assets	52,210,185	(4,056)	1,425,664	432,544	219,753	54,284,090
In-progress tangible assets	267,196,605	(73,047,062)	284,732,803	8,618,833	(266,077,212)	221,423,967
Advances to suppliers of tangible assets	258,046	—	286,798	(18,078)	(15,641)	511,125
	15,988,117,509	(4,569,377,175)	1,131,287,070	431,335,420	(444,148,380)	12,537,214,444
Accumulated depreciation
Land	9,664,867	—	—	—	(171,537)	9,493,330
Buildings and other constructions	232,518,473	(21,246,514)	49,285,353	3,549,050	(10,342,185)	253,764,177
Basic equipment	9,758,891,480	(3,090,239,667)	838,494,142	271,546,107	(426,615,587)	7,352,076,475
Transportation equipment	45,159,957	(1,976,840)	13,048,903	231,781	(8,911,117)	47,552,684
Tools and dies	23,310,019	(4,612,563)	1,722,406	494,489	(453,924)	20,460,427
Administrative equipment	1,031,598,761	(179,597,951)	86,163,040	14,726,484	(18,115,030)	934,775,304
Other tangible assets	43,105,752	(326,872)	1,643,302	82,305	(25,854)	44,478,633
	11,144,249,309	(3,298,000,407)	990,357,146	290,630,216	(464,635,234)	8,662,601,030
	4,843,868,200	(1,271,376,768)	140,929,924	140,705,204	20,486,854	3,874,613,414

37.1. Changes in the consolidation perimeter

The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 2,621 million, includes primarily:

•                  Tangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 2,632 million (Note 2.b);

•                  The proportional consolidation of Allus’s tangible assets, amounting to Euro 7 million as at 30 April 2011 (Note 2.b);

•                  The impact of the Contax transaction (Note 1), completed on 1 July 2011, corresponding to a net reduction of tangible assets amounting to Euro 26 million, reflects which: (1) Dedic/GPTI’s tangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 46 million (Note 2.b); and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom’s 44.4% effective stake in CTX; and

•                  The increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

Changes in the consolidation perimeter in 2010, amounting to Euro 1,271 million, relate primarily to the sale of the 50% stake in Brasilcel, which had tangible assets amounting to Euro 1,271 million as at the date this investment was sold (Note 21), and the disposal of a 35.6% stake in PT Prime Tradecom.

37.2. Increases

The detail of increases in tangible assets is as follows:

Euro

	2011	2010
Cost
Continuning operations
Capital expenditures (Note 7.c)	1,048,578,648	692,101,630
Acquisition of real estate properties from pension funds (Note 14.1.1) (i)	3,403,556	235,910,806
Data Center (Note 7.a)	2,959,392	—
Discontinued operations	—	203,274,634
	1,054,941,596	1,131,287,070
Accumulated depreciation
Continuning operations	1,010,709,900	645,502,045
Discontinued operations (Note 21)	—	344,855,101
	1,010,709,900	990,357,146
	44,231,696	140,929,924

(i)             As mentioned in Note 14.1.1, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired in 2010 from the pension funds real estate properties totalling Euro 236 million, of which real estate properties amounting to Euro 226 million were acquired by PT Comunicações and consequently recorded at the operating segment “Telecommunications in Portugal”, and the remaining Euro 10 million were acquired by other Group companies. In 2011, PT Comunicações acquired one last real estate property in connection with this process for an amount of Euro 3 million.

37.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

37.4. Revaluations

During 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and the ducts infra-structure from the cost model to the revaluation model (Note 3). The revaluations of the real estate properties and ducts infra-structure were effective as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

The determination of the fair value of real estate properties was made by an independent appraiser based primarily on: (i) observable prices in an active market of recent market transactions; (ii) profitability method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (average of 6 Euros).

The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued;

and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure in 2008 which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on the area where the infra-structure is located.

In accordance with the Group’s accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infrastructure in the year ended 31 December 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income (Note 44.5) under the caption “Revaluation reserve” and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption “Depreciation and amortization”. The split of these impacts between real estate and ducts infrastructure is as follows:

•                  A reduction in the carrying value of the ducts infrastructure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on the area where the infra-structure is located; and

•                  A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, altought the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 12 million and Euro 45 million in 2010, respectively, and to Euro 11 million and Euro 45 million in 2011, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure would have been reduced by approximately Euro 145 million and Euro 398 million, respectively.

37.5. Other situations regarding tangible assets

The following situations regarding tangible assets should be mentioned:

•                  Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

•                  Euro 1,995 million of tangible assets of PT Comunicações relate to the Concession, under the terms of the Modification Agreement of the Concession;

•                  Euro 19 million of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums;

•                  PT Comunicações had tangible assets totalling Euro 9 million which are installed in properties of third parties or on public property, and assets amounting to Euro 8 million which are not yet registered under PT Comunicações’s name; and

•                  In previous years, several Group companies entered into QTE lease contracts (Notes 32 and 43), which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to those Group companies, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company’s Consolidated Statement of Financial Position.

38. Debt

As at 31 December 2011 and 2010, this caption consists of:

Euro

	31 Dec 2011		31 Dec 2010
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	723,363,242	—	714,242,672
Bonds	1,562,012,437	5,307,954,540	—	4,375,693,026
Bank loans
External loans	563,455,908	2,808,877,947	172,398,792	662,384,203
Domestic loans	355,699	—	3,430,491	—
Liability related to equity swaps on treasury shares	93,767,521	—	178,071,827	—
Commercial paper	554,000,000	—	88,000,000	—
Leasings	26,979,404	35,609,152	27,456,857	47,744,387
Derivative financial instruments	(2,206,840)	(4,185,879)	2,099,040	—
Other financings	493,194,176	117,781,329	480,464,272	454,316,000
	3,291,558,305	8,989,400,331	951,921,279	6,254,380,288

The Euro 5,075 million increase in gross debt during the year ended 31 December 2011 relates primarily to the following effects:

•                  The gross debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 3,748 million, of which Euro 656 million mature within one year (Note 2.b) and Euro 3,092 million mature within more than one year (Note 2.b). In the course of the nine months period from 31 March 2011 to 31 December 2011, gross debt from Oi, Contax and its controlling shareholders, proportionally consolidated in Portugal Telecom’s Statement of Financial Position, increased from Euro 3,748 million to Euro 3,882 million, reflecting primarily debentures issued by the Oi Group during that period, totaling R$6,450 million (Euro 684 million as at 31 December 2011) as disclosed in Note 38.2, partially offset by the repayment of certain debentures and other loans that were outstanding as at 31 March 2011, totaling R$3,500 million (Euro 389 million), and by the impact of the depreciation of the Brazilian Real against the Euro (Euro 153 million);

•                  The Euro 600 million Eurobond issued by PT Finance BV on 8 February 2011 (Note 38.2);

•                  An amount of Euro 750 million drawn in 2011 under the new credit facility secured by Portugal Telecom on 23 March 2011 (Note 38.3);

•                  An increase of Euro 466 million in the outstanding amount due under commercial paper programmes (Note 38.5); and

•                  The repayment of Euro 467 million related to the debt to the Portuguese State in connection with the transfer of unfunded pension liabilities completed in December 2010 (Note 38.8).

As mentioned above, the debt of Oi, Contax and its controlling shareholders that was proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011 amounted to Euro 3,748 million. As of that date, the average maturity of this debt was approximately 4 years and approximately 90% of the debt was denominated in Brazilian Reais, directly or indirectly through cross currency derivatives. Regarding the cost of debt, as at 31 March 2011 approximately 20% was set at fixed rates and the remaining 80% beared interest at variable rates, primarily the Brazilian Interbank Deposit Rate (“CDI”) and the Brazilian Long-Term Interest Rate (“TJLP”). The features of the main financings obtained by Oi, Contax and its controlling shareholders are described in detail in the notes below.

38.1. Exchangeable bonds

On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

•                  Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, to Euro 11.06 on 28 December 2010 and to Euro 9.4 on 31 May 2011, following the dividends paid in December 2010 and June 2011, respectively, according to the terms and conditions of these bonds;

•                  Nominal value of each bond: Euro 50,000;

•                  Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

•                  Fixed interest rate: 4.125% per annum, paid semi-annually.

The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders’ equity under the caption “Other reserves and accumulated earnings”, while the financial liability component is recorded by the amortized cost.

As at 31 December 2011, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 621 million.

38.2. Bonds

The following table provides detailed information about the bonds outstanding as at 31 December 2011:

Issuer (i)	Debt	Local currency (ii)	Euro (iii)	Issue date	Expected maturity (iv)	Interest rate
Portuguese operations:
PT Finance	Eurobond	600,000,000	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond (v)	936,000,000	936,000,000	Apr-09	2013	6.00%
PT Finance	Puttable fixed rate notes	50,000,000	50,000,000	Jan-09	2019	6.95%
PT Finance	Floating rate notes	50,000,000	50,000,000	Aug-08	2013	3-month Euribor plus 1.50%
PT Finance	Eurobond	500,000,000	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond (vi)	1,300,000,000	1,300,000,000	Mar-05	2012	3.75%
PT Finance	Eurobond	500,000,000	500,000,000	Mar-05	2017	4.375%
	Transaction costs (vii)		(16,173,292)
			4,919,826,708
Brazilian operations:
Brasil Telecom	Debentures	2,350,000,000	249,198,829	Dec-11	Between 2016 and 2018	CDI + 1.15%
Telemar Participações	Debentures	500,000,000	53,021,027	Oct-11	Between 2014 and 2018	CDI + 1.35%
Brasil Telecom	Senior Notes	1,100,000,000	116,646,260	Sep-11	2016	9.75%
Brasil Telecom	Debentures	1,000,000,000	106,042,055	Aug-11	2017	CDI+1%
TNL	Debentures	1,500,000,000	159,063,082	May-11	2012	CDI + 0.65%
TNL	Senior Notes (viii)	1,825,650,000	193,595,677	Dec-10	2017	5.13%
Telemar	Senior Notes (ix)	3,352,101,495	355,463,730	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	212,084,109	Nov-09	2014	CDI+1.2%
Telemar	Bond (viii)	266,472,396	28,257,280	Apr-09	2019	9.50%
Telemar Participações	Debentures	920,000,000	97,558,690	Apr-08	Between 2012 and 2015	Between 1.4% and 1.55%
AG/LF	Debentures	1,443,362,441	209,105,035	Feb-08	Semiannually until 2020	IPCA (inflation) +5.0%
Brasil Telecom	Debentures	720,360,000	76,388,455	Jun-06	Annually until 2013	CDI+ 3.5%
Telemar	Debentures	540,000,000	57,262,710	Mar-06	2013	103% of CDI and CDI+0.55%
	Other bond loans and transaction costs		36,453,330
			1,950,140,269
			6,869,966,977

(i)	All PT Finance issuances were made under the Euro Medium Term Note Programme (“EMTN”).
(ii)	Amounts in Euro, except for issuances of companies located in Brazil where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.
(iii)	For issuances of companies located in Brazil, amounts are presented based on the respective proportional consolidation stake.
(iv)	Loans are repayable on final maturity except where otherwise indicated.
(v)

The issued amount under this Eurobond is Euro 1,000 million, and during 2011 PT Finance acquired own bonds with a notional amount of Euro 64,000,000, which the Company intends to either cancel or hold to maturity. These bonds were acquired for an amount of Euro 61,870,750, resulting in the recognition of a financial gain amounting to Euro 2,129,250 (Note 19).

(vi)	Includes Euro 300,000,000 of notes issued on 5 February 2009.

(vii)

This caption corresponds to expenses incurred at the date these bonds were issued, which are related to: (i) difference between coupon rate of the Eurobond maturing in 2012 and the re-offer yield of the Euro 300,000,000 tap executed in 2009; (ii) roundings in defining the coupon rate; and (iii) commissions paid. These expenses are recognized in earnings through the life of the bonds.

(viii)	These notes were issued in Euros.
(ix)	These notes were issued in U.S. Dollars.

As at 31 December 2011, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 5,000,000,000 were outstanding as at 31 December 2011, as detailed above.

Except for the fixed rate notes amounting to Euro 50 million, which fair value was determined based on a discounted cash flow methodology, the fair value of the remaining bonds issued by Portuguese operations was determined based on market information and amounted to Euro 4,188 million as at 31 December 2011. The estimate fair value of bonds from Brazilian operations amounted to Euro 1,970 million as at 31 December 2011, which includes certain bonds at carrying value.

38.3. Bank loans

As at 31 December 2011 and 2010, bank loans are denominated in the following currencies:

Euro

	31 Dec 2011		31 Dec 2010
	Currency of the		Currency of the
	notional	Euro	notional	Euro
Brazilian Reais	5,224,610,373	2,162,593,805	15,146,150	6,829,666
Euros	997,361,633	997,361,633	831,192,248	831,192,248
Other		212,734,116		191,572
		3,372,689,554		838,213,486

As at 31 December 2011, Portugal Telecom had the following committed standby credit facilities:

Euro

Initial date	Maturity	Amount
April 2011 (i)	March 2014	1,200,000,000
January 2009	January 2013	50,000,000
October 2008	October 2013	65,000,000
April 2008	April 2014	75,000,000
October 2004	January 2015	100,000,000
June 2004	June 2012	150,000,000
		1,640,000,000

(i)             This revolving credit facility was secured for an initial amount of Euro 900 million and an initial maturity of tree years in March 2011, which was increased to Euro 1,050 million in 12 April 2011 and to Euro 1,200 in 13 April 2011.

In addition, in 2011, Portugal Telecom entered into:

•                  An export credit facility amounting to Euro 180 million, which includes a committed Euro 80 million tranche; and

•                  A loan agreement with the EIB amounting to Euro 100 million, in order to finance the investment in the generation network, although no amount had been used as at 31 December 2011.

As at 31 December 2011, external bank loans due include primarily the following financings:

•                  An amount of Euro 900 million used under the above mentioned committed standby facilities and an amount of Euro 21 million used under the export credit facility;

•                  Loans obtained by Portugal Telecom from the European Investment Bank (“EIB”) amounting to Euro 594 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom’s next generation network, which mature between 2014 and 2021, and (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of research and development, which matures in 2019;

•                  A loan obtained by Portugal Telecom in 2010 amounting to Euro 50 million and maturing between 2013 and 2015;

•                  Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest is paid on a quarterly basis until December 2011 and is due on a monthly basis from January 2012 to May 2018, while principal is repayable monthly until final maturity in December 2018. The outstanding amount due as at 31 December 2011 was R$3,054 million, corresponding to Euro 324 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$2,593 million as at 31 March 2011, corresponding to Euro 288 million proportionally consolidated);

•                 A loan of R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom, with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2011 was R$3,071 million, corresponding to Euro 326 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$3,686 million as at 31 March 2011, corresponding to Euro 410 million proportionally consolidated);

•                  A credit facility entered into by Telemar in November 2006 with the BNDES, in order to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A intended specifically for the purchase of domestic equipment and related services which totals R$1,771 million; and (ii) sub-loan B intended for the purchase of telecommunications equipment that complied with the Basic Production Process, which totals R$200 million. Interest was paid on a quarterly basis until June 2009 and mature monthly since then until June 2014. Principal is repayable in 60 monthly instalments as from July 2009. The outstanding amount due as at 31 December 2011 was R$760 million, corresponding to Euro 81 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$988 million as at 31 March 2011, corresponding to Euro 110 million proportionally consolidated); and

•                  A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest was paid on a quarterly basis until May 2009 and is due on a monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly instalments, from June 2009 to May 2014. The outstanding amount due as at 31 December 2011 was R$681 million, corresponding to Euro 72 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$892 million as at 31 March 2011, corresponding to Euro 99 million proportionally consolidated).

As at 31 December 2011 and 2010, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates,

equivalent to loans denominated in Euros, which vary between:

	31 Dec 2011	31 Dec 2010
Maximum rate	6.56%	5.00%
Minimum rate	0.20%	1.34%

As at 31 December 2011, the estimate fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 3,139 million, which includes certain loans from Brazilian operations at carrying value.

38.4. Liability related to equity swaps on treasury shares

This caption relates to equity swap contracts entered into by Portugal Telecom over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011, Portugal Telecom settled an amount of Euro 84,304,306 (Note 47.j) of the outstanding amount previously due and, consequently, the liability as at 31 December 2011 was reduced to Euro 93,767,521.

38.5. Commercial paper

Portugal Telecom entered into several commercial paper programs, under which it had issued a total amount of Euro 554 million as at 31 December 2011, maturing in January 2012. In addition, under these programmes, the Company had available an underwritten amount of Euro 200 million as at 31 December 2011.

38.6. Leasings

Financial lease obligations recorded as at 31 December 2011 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business. As at 31 December 2011, the carrying amount of assets acquired under finance leases is as follows:

Euro

	Gross	Accumulated	Carrying
	amount	depreciation	amount
Industrial property and other rights	67,169,807	35,627,413	31,542,394
Transportation equipment	41,452,555	21,297,242	20,155,313
Other	2,467,328	589,682	1,877,646
	111,089,690	57,514,337	53,575,353

As at 31 December 2011, the detail of future minimum lease payments related to finance lease contracts is as follows:

Euro

	Present	Finance
	value	costs	Total
2012	26,862,262	2,621,139	29,483,401
2013	16,001,686	1,547,533	17,549,219
2014	16,040,756	757,553	16,798,309
2015	3,613,189	48,945	3,662,134
2016	70,663	2,096	72,759
	62,588,556	4,977,266	67,565,822

38.7. Derivative financial instruments

This caption corresponds basically to exchange and interest rate financial derivatives which were contracted with the purpose of eliminating the risk of exchange and interests rate fluctuations in debt instruments. The fair value of these derivative financial instruments was positive Euro 6.4 million and negative Euro 2.1 million as at 31 December 2011 and 2010, respectively (Note 45.2).

38.8. Other financings

This caption includes primarily the following financings:

•                  An amount of Euro 454 million due to the Portuguese State as at 31 December 2011 (Note 14), in connection with the transfer of certain unfunded pension obligations, of a total of Euro 922 million that was due as at 31 December 2010, as Portugal Telecom repaid Euro 17.4 million and Euro 450.0 million in January and December 2011, respectively. The outstanding amount as at 31 December 2011 shall be paid no later than 20 December 2012, bearing interest at the annual interest rate of 3.25%. The fair value of this financing as at 31 December 2011, computed based on a discounted cash flows method, amounted to Euro 437 million.

•                  An amount of Euro 135 million due as at 31 December 2011, which relates to 1,000,000 preferred shares issued by Telemar Participações in April 2008, at a nominal price of R$1,239.61 per share, totalling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar Participações, and its main features consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering there features, preferred shares issued by Telemar Participações are classified as debt and amounted to R$1,276 million as at 31 December 2011, equivalent to Euro 135 million proportionally consolidated in Portugal Telecom’s Statement of Financial Position (R$1,457 million as at 31 March 2011, corresponding to Euro 162 million proportionally consolidated).

38.9. Medium and long-term debt

As at 31 December 2011, medium and long-term debt matures as follows:

Euro

2013	1,522,922,669
2014	2,042,658,603
2015	383,175,917
2016	1,170,176,988
2017 and following years	3,870,466,154
8,989,400,331

38.10. Covenants

As at 31 December 2011, the Company had several covenants related to its indebtedness as follows:

•                  Change in control

The exchangeable bonds, the revolving credit facilities amounting to Euro 1,640 million, the loans obtained from EIB totalling Euro 594 million as at 31 December 2011, the Euro 50 million term loan and the export credit facility totalling Euro 180 million establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Euro 1,000 million and Euro 750 million Eurobonds issued in 2009 and the Euro 600 million Eurobond issued in 2011 establish penalties in the case of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•                  Credit rating

Certain loan agreements with the EIB, totalling Euro 129 million as at 31 December 2011, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at 31 December 2011, the repayment schedule of the Euro 129 million loans is as follows: Euro 46 million in 2012, Euro 46 million in 2013 and Euro 36 million in 2014.

On 3 June 2011, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3. On 7 June 2011, Moody’s announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Baa2 to Baa3 and maintaining it under review for possible downgrade. On 29 July 2011, Moody’s confirmed the Baa3 issuer rating of Portugal Telecom, with negative outlook. Considering the credit rating covenant described above, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence as a result of the revision of Portugal Telecom’s credit rating.

On 23 December 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed in 2012 with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

The spread paid by Portugal Telecom under the Euro 1,200 million revolving credit facility depends on whether the credit ratiting is or is not higher than BBB- (as assigned by S&P) and Baa3 (as assigned by Moody’s). The margin paid by Portugal Telecom under the Euro 200 million underwritten portion of a commercial paper program also depends on the credit rating assigned by S&P and Moody’s.

•                  Control/disposal of subsidiaries

Certain credit facilities in the total amount of Euro 1,445 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

•                  Disposals of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 594 million as at 31 December 2011 include certain restrictions regarding the disposal of assets by Portugal Telecom.

•                  Financial ratios

Certain credit facilities and loans totalling Euro 1,745 million require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 215 million may be changed depending on the ratio Consolidated Net Debt/EBITDA.

•                  Negative Pledge

The Euro Medium Term Notes, the exchangeable bonds, the revolving credit facilities, the term loan, the export credit facility and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2011, the Company had fully complied with the covenants mentioned above.

39. Accounts payable

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Current accounts payable
Accounts payable-trade	786,756,124	429,333,218
Fixed asset suppliers	229,415,723	184,116,757
Accounts payable to employees	26,472,318	10,601,965
Licenses and concessions	127,083,681	—
Other	74,511,615	87,437,355
	1,244,239,461	711,489,295
Non-current accounts payable
Licenses and concessions	174,562,130	—
Other	27,394,166	11,110,580
	201,956,296	11,110,580

The increase in current and non-current accounts payable is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 303 million (Note 2.b) and Euro 202 million as at 31 March 2011, respectively.

Licenses and concessions payable as at 31 December 2011 totalled Euro 302 million, including (1) Euro 106 million payable by TMN to Anacom in relation to the 4G license acquired in December 2011 (Note 36), corresponding to the present value of the total instalments due amounting to Euro 113 million, and (2) Euro 196 million payable by the Oi Group to Anatel for the radiofrequency concessions and licenses to provide the mobile services (“SMP”) and the fixed line service concessions, which were obtained at public auctions.

40. Accrued expenses

As at 31 December 2011 and 2010, this caption consists of

Euro

	2011	2010
Supplies and external services	407,123,815	154,668,971
Interest and other financial expenses	279,659,632	180,678,848
Vacation pay and bonuses	145,758,210	113,198,643
Discounts to clients	40,410,751	42,596,436
Other	49,826,726	67,832,029
	922,779,134	558,974,927

The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 367 million as at 31 March 2011 (Note 2.b).

41. Deferred income

As at 31 December 2011 and 2010, this caption consists of:

Euro

	2011	2010
Advance billing:
Traffic	113,514,794	53,009,857
Other advance billing	59,313,832	53,176,589
Contractual penalties imposed to customers	27,110,366	84,163,223
Customer retention programs (Note 3.p) (i)	11,586,233	16,649,282
Other	87,826,912	80,809,142
	299,352,137	287,808,093

(i)             This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi and Contax, amounting to Euro 79 million as at 31 March 2011, partially offset by a reduction in deferred income regarding penalties imposed to customers related to violations of contracts, which as from 1 January 2011, based on its aging, are classified on a net basis together with the related receivables.

42. Provisions and adjustments

During the years ended 31 December 2011 and 2010, movements in this caption were as follows:

Euro

		Changes in the			Foreign currency
	Balance	consolidation			translation	Other	Balance
	31 Dec 2010	perimeter	Increases	Decreases	adjustments	movements	31 Dec 2011
Adjustments
For doubtful accounts receivable (Notes 26 and 27)	341,776,077	127,021,930	94,679,637	(7,810,632)	(8,343,850)	(118,898,623)	428,424,539
For inventories (Note 28)	46,744,879	2,541,206	4,053,438	(10,920,937)	(210,042)	(707,812)	41,500,732
For financial investments (Note 34 and 35)	34,224,586	11,363,771	764,024	(584,714)	(468,949)	(51,920)	45,246,798
	422,745,542	140,926,907	99,497,099	(19,316,283)	(9,022,841)	(119,658,355)	515,172,069
Provisions for risks and costs
Litigation (Note 49)	27,263,459	701,753,863	84,165,932	(14,896,270)	(34,832,423)	(82,993,078)	680,461,483
Taxes (Note 49)	54,761,153	106,889,565	21,130,226	(13,296,010)	(5,261,542)	(778,631)	163,444,761
Other	46,605,721	(528,776)	2,226,487	(1,780,544)	(129,981)	(28,414,628)	17,978,279
	128,630,333	808,114,652	107,522,645	(29,972,824)	(40,223,946)	(112,186,337)	861,884,523
	551,375,875	949,041,559	207,019,744	(49,289,107)	(49,246,787	(231,844,692)	1,377,056,592

Euro

		Changes in the			Foreign currency
	Balance	consolidation			translation	Other	Balance
	31 Dec 2009	perimeter	Increases	Decreases	adjustments	movements	31 Dec 2010
Adjustments
For doubtful accounts receivable (Notes 26 and 27)	397,678,206	(48,941,260)	81,241,919	(5,518,775)	5,891,129	(88,575,142)	341,776,077
For inventories (Note 28)	39,791,436	(5,080,260)	19,845,670	(8,367,285)	628,458	(73,140)	46,744,879
For financial investments (Note 34 and 35)	33,093,661	(4,510,164)	8,181,581	(3,072,806)	483,285	49,029	34,224,586
	470,563,303	(58,531,684)	109,269,170	(16,958,866)	7,002,872	(88,599,253)	422,745,542
Provisions for risks and costs
Litigation (Note 49)	69,769,307	(54,450,230)	37,881,407	(2,809,850)	4,662,179	(27,789,354)	27,263,459
Taxes (Note 49)	37,969,785	(8,166,695)	31,123,696	(13,051,898)	2,294,489	4,591,776	54,761,153
Other	72,706,563	(40,430,146)	16,011,201	(1,684,021)	3,173,241	(3,171,117)	46,605,721
	180,445,655	(103,047,071)	85,016,304	(17,545,769)	10,129,909	(26,368,695)	128,630,333
	651,008,958	(161,578,755)	194,285,474	(34,504,635)	17,132,781	(114,967,948)	551,375,875

As at 31 December 2011 and 2010, the caption “Provisions for risks and costs” was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

Euro

	31 Dec 2011	31 Dec 2010
Current provisions
Litigation	195,614,873	26,777,138
Taxes	73,977,357	49,325,590
Other	12,895,490	11,580,403
	282,487,720	87,683,131
Non-current provisions
Litigation	484,846,610	486,321
Taxes	89,467,404	5,435,563
Other	5,082,789	35,025,318
	579,396,803	40,947,202
	861,884,523	128,630,333

As at 31 December 2011 and 2010, the caption “Provisions for risks and costs - Other”, consists of:

Euro

	2011	2010
Negative financial investments (Note 34) (i)	1,127,525	1,518,114
Assets retirement obligation (Note 3.g) (ii)	—	31,295,560
Other	16,850,754	13,792,047
	17,978,279	46,605,721

(i)    This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting in excess of corresponding total amount invested, including loans.

(ii)   This caption corresponds to asset retirement obligations of TMN, which as from 2011 are included under the caption “Other non-current liabilities” (Note 43).

42.1. Changes in the consolidation perimeter

In 2011, changes in the consolidation perimeter regarding adjustments relate basically to the proportional consolidation of Oi and Contax, and those regarding provisions include primarily the current and non-current provisions of these companies that were proportionally consolidated in Portugal Telecom’s Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 213 million (Note 2.b) and Euro 594 million (Note 2.b), totalling Euro 807 million (Note 49). In 2010, changes in the consolidation perimeter correspond primarily to the sale of the 50% stake in Brasilcel.

42.2. Increases and reductions

Increases in provisions and adjustments in the years ended 31 December 2011 and 2010 were recognised in the Consolidated Income Statement as follows:

Euro

	2011	2010
Continuing operations
Provisions and adjustments	187,166,417	45,825,541
Income taxes (Note 20)	14,193,736	19,036,271
Costs of products sold (Note 10)	3,532,983	2,667,642
Equity in losses of affiliated companies	108,645	8,181,581
Other (i)	2,017,963	54,156,148
Discontinued operations	—	64,418,291
	207,019,744	194,285,474

(i)             In 2010, this caption includes primarily non-recurring provisions and adjustments amounting to approximately Euro 50 million (Note 15) recognized in order to adjust certain receivables and inventories to their recoverable amounts and to reflect estimated losses from certain legal actions.

Decreases in provisions and adjustments in the years ended 31 December 2011 and 2010 were recognised in the Consolidated Income Statement as follows:

Euro

	2011	2010
Continuing operations
Provisions and adjustments	29,901,721	10,335,275
Costs of products sold (Note 10)	9,378,626	3,592,773
Income taxes (Note 20)	6,633,977	5,240,619
Other	3,374,783	4,099,272
Discontinued operations	—	11,236,696
	49,289,107	34,504,635

In the years ended 31 December 2011 and 2010, the profit and loss caption “Provisions and adjustments” consists of:

Euro

	2011	2010
Increases in provisions and adjustments for doubtful receivables and other	187,166,417	45,825,541
Decreases in provisions and adjustments for doubtful receivables and other	(29,901,721)	(10,335,275)
Direct write-off of accounts receivable	2,006,963	2,552,853
Collections from accounts receivable which were previously written-off	(3,007,549)	(3,091,175)
	156,264,110	34,951,944

42.3. Foreign currency translation adjustments

Foreign currency translation adjustments in 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro since 31 March 2011, the date of the first proportional consolidation of Oi and Contax. Foreign currency translation adjustments in 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro up to 27 September 2010, when Portugal Telecom sold its former investment in Brasilcel.

42.4. Other movements

In the year ended 31 December 2011, other movements of provisions and adjustments include primarily:

•                  The write-off of trade receivables that were previously fully adjusted for;

•                  The impact of the unfavourable resolution of certain civil claims against Oi, as a result of which this company made payments amounting to Euro 62 million and used judicial deposits of Euro 35 million, which more than offset the financial effect on outstanding provisions.

•                  The impact of the reclassification of the asset retirement obligation to the caption “Other non-current liabilities”.

In the year ended 31 December 2010, other movements of provisions and adjustments include primarily:

•                  The write-off of trade receivables that were previously fully adjusted for, which amounted to Euro 89 million and include Euro 52 million and Euro 34 million related to discontinued operations and the operating segment telecommunications in Portugal, respectively;

•                  Other movements of provisions for litigation, which amounted to Euro 28 million and include Euro 19 million related to discontinued operations and Euro 7 million regarding the unfavourable resolution on the arbitral claim filed by Oni SGPS, S.A. against TMN (Note 49).

43. Other current and non-current liabilities

As at 31 December 2011 and 2010, these captions consist of:

Euro

	2011	2010
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 32)	37,124,881	24,558,468
Dividends payable (i)	214,743,143	3,193,702
Other (ii)	107,792,714	639,422
	359,660,738	28,391,592
Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.viii) and 32)	95,849,637	273,592,641
Asset retirement obligation (Note 3.g) (iii)	54,655,850	—
Other (iv)	96,973,889	12,881,924
	247,479,376	286,474,565

(i)    As at 31 December 2011, this captions includes primarily (1) an amount of Euro 185 million payable to Portugal Telecom’s shareholders regarding the anticipated dividend approved by the Board of Directors on 15 December 2011 (Note 23), which was paid on 4 January 2012, and (2) Euro 22 million payable to Oi’s non-controlling interests.

(ii)   As at 31 December 2011, this caption includes primarily an account payable to the non-controlling shareholders of Brasil Telecom amounting to Euro 86 million (Notes 1 and 22), following the approval of a distribution of redeemable shares.

(iii)  This caption includes asset retirement obligations recorded by TMN (Euro 32 million), which as at 31 December 2010 were included under the caption “Provisions”, and Oi (Euro 22 million).

(iv)      The increase in this caption is explained primarily by the proportional consolidation of Oi, including mainly as at 31 December 2011 an account payable to the non-controlling interests of the Oi Group, amounting to Euro 23 million, in connection with reverse stock splits undertaken in previous years.  According to these transactions, the shares issued by various companies were grouped in lots, with each lot exchanged for a new share.  Because certain shareholders did not have a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken and each company recognized the amount received in this auction as a payable to the former shareholders, which will be reduced to the extent that they request those amounts.  In addition, this caption also includes the fair value of derivative financial instruments, amounting to Euro 8.0  million as at 31 December 2011 and Euro 3.4  million as at 31 December 2010 (Note 45.2).

44.  Shareholders’ Equity

44.1. Share capital

Portugal Telecom’s fully subscribed and paid-in share capital as at 31 December 2010 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

•                  896,512,000 Ordinary Shares; and

•                  500 Class A Shares.

At the Portugal Telecom’s General Meeting of Shareholders held on 26 July 2011, it was approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called “golden share”). Consequently, after this approval, these shares do not have any special right.

44.2. Treasury shares

As at 31 December 2011 and 2010, this caption includes equity swaps entered into by Portugal Telecom over 20,640,000 treasury shares with an exercise price of Euro 8.63 per share, totaling an amount of Euro 178,071,827 that was recognized as an effective acquisition of treasury shares. As at 31 December 2011, Portugal Telecom had recorded a financial liability related to these equity swaps amounting to Euro 93,767,521, following the repayment of Euro 84,304,306 in 2011 (Note 38.4).

Additionally, as at 31 December 2011, this caption includes Portugal Telecom’s own shares that were acquired by Oi under the strategic partnership between Portugal Telecom and Oi (Note 1), under which it was envisaged that Oi would acquire up to 10% of the Portugal Telecom share capital. Up to 31 December 2011, Oi acquired 64,557,566 shares of Portugal Telecom, representing an interest of 7.2%. The Company’s share in this investment, held indirectly through Bratel Brasil, was classified in the Consolidated Statement of Financial Position as treasury shares and amounted to Euro 148,311,037 (Note 1), corresponding to the acquisition price of the shares.

44.3. Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2011, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4. Reserve for treasury shares

The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2011 and 2010, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

44.5. Revaluation reserve and other reserves and accumulated earnings

During the years ended 31 December 2011 and 2010, movements in these captions were as follows:

Euro

	Balance	Comprehensive	Dividends	Other	Balance
	31 Dec 10	income	(Note 23)	movements (ii)	31 Dec 11
Income and expenses recognized directly in equity
Net actuarial losses
Net actuarial losses (Note 14)	(451,497,830)	(80,537,620)	—	—	(532,035,450)
Tax effect	112,874,458	20,934,533	—	—	133,808,991
Non-controlling interests		2,924,555	—	—	2,924,555
Cumulative foreign currency translation adjustments and other (i)	56,909,480	(300,693,933)	—	—	(243,784,453)
Hedge accounting of financial instruments	(1,699,950)	(411,648)	—	—	(2,111,598)
	(283,413,842)	(357,784,113)	—	—	(641,197,955)
Reserves recognized directly in equity
Revaluation of tangible assets (Note 37)	910,287,026	(126,167,561)	—	(56,152,183)	727,967,282
Tax effect (Note 20)	(217,003,624)	31,541,890	—	14,038,046	(171,423,688)
	693,283,402	(94,625,671)	—	(42,114,137)	556,543,594
Total income, expenses and reserves recognized directly in equity	409,869,560	(452,409,784)	—	(42,114,137)	(84,654,361)
Retained earnings and other reserves	(676,310,472)	—	—	3,720,449,283	3,044,138,811
Net income attributable to equity holders of the parent	5,672,194,967	339,129,232	(1,117,987,321)	(4,554,207,646)	339,129,232
Antecipated dividends	(875,872,500)	—	(184,799,868)	875,872,500	(184,799,868)
	4,529,881,555	(113,280,552)	(1,302,787,189)	—	3,113,813,814

(i)

This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2011, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, since 31 March 2011, on Portugal Telecom’s investments in Oi and Contax.

(ii)

Other movements include the transfers to retained earnings of (1) the revaluation reserve and related tax effect, following the recognition in the Consolidated Income Statement of the amortization of the assets revalued, and (2) the portion of 2010 net income not distributed as dividends.

Euro

	Balance 31 Dec 09	Comprehensive income	Dividends (Note 23)	Tax effect on equity component of exchangeable bonds (Note 20)	Other movements (i)	Balance 31 Dec 10
Income and expenses recognized directly in equity
Net actuarial losses (Note 14)	(1,795,396,528)	(450,674,906)	—	—	1,794,573,604	(451,497,830)
Cumulative foreign currency translation adjustments and other	909,629,554	(852,720,074)	—	—	—	56,909,480
Hedge accounting of financial instruments	(2,673,669)	68,060	—	—	—	(2,605,609)
	(888,440,643)	(1,303,326,920)	—	—	1,794,573,604	(397,193,959)
Tax effect	476,693,427	85,730,091	—	—	(448,643,401)	113,780,117
	(411,747,216)	(1,217,596,829)	—	—	1,345,930,203	(283,413,842)
Reserves recognized directly in equity
Revaluation of tangible assets	967,694,440	—	—	—	(57,407,414)	910,287,026
Tax effect	(245,586,305)	14,181,908	—	—	14,400,773	(217,003,624)
	722,108,135	14,181,908	—	—	(43,006,641)	693,283,402
Total income, expenses and reserves recognized directly in equity	310,360,919	(1,203,414,921)		—	1,302,923,562	409,869,560
Retained earnings and other reserves	460,649,177	—	181,107,455	(15,143,542)	(1,302,923,562)	(676,310,472)
Net income attributable to equity holders of the parent	684,734,143	5,672,194,967	(684,734,143)	—	—	5,672,194,967
Antecipated dividends	—	—	(875,872,500)	—	—	(875,872,500)
	1,455,744,239	4,468,780,046	(1,379,499,188)	(15,143,542)	—	4,529,881,555

(i)

Other movements include (1) the recycling to retained earnings of the net actuarial losses related to the unfunded pension obligations transferred to the Portuguese State (Note 14) and (2) the transfer to retained earnings of the revaluation reserve and related tax effect.

45.       Financial instruments

45.1. Financial risks

Portugal Telecom is primarily exposed to (i) market risks related to changes in foreign currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of Portugal Telecom’s financial risk management is to reduce these risks to an acceptable level. The purpose of the financial instruments entered into by Portugal Telecom is to reduce the risk of exposure to changes in interest and exchange rates.

The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom’s Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

Regarding Oi’s financial instruments, which represent the major part of the Group’s total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure a proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

45.1.1. Foreign currency exchange rate risk

Foreign currency exchange rate risks relate mainly to Portugal Telecom’s investments in Brazil and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

As at 31 December 2011, the risks related to the Company’s investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2011, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$ 8,667 million (Euro 3,587 million as at the Euro/Real exchange rate prevailing at 31 December 2011). Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

As at 31 December 2011, the risks related to debt denominated in currencies different from the Group companies’ functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 29.9% of its gross debt. In order to minimize this risk, Oi entered into foreign exchange hedging contracts with financial institutions. Out of Oi’s debt denominated in foreign currency as at 31 December 2011, 96.2% is protected through exchange rate swaps, currency forwards and foreign currency-denominated cash applications, while the remaining 3.8%, amounting to R$ 319 million (Euro 34 million, corresponding to Portugal Telecom’s 25.6% stake proportionally consolidated) is exposed to the risk of the change in the USD/BRL exchange rates.

The effects of hypothetical changes of relevant risk variables on income statement and shareholders’ equity of Portugal Telecom are as follows:

•                  The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 2.42 to 2.32 (2.52), would be an increase (decrease) in Portugal Telecom’s net assets as at 31 December 2011 by approximately Euro 155 million (Euro 143 million), which corresponds to currency translation adjustments on Brazilian investments;

•                  All other variables being equal, the impact of the appreciation (devaluation) of the US Dollar against the Real by 0.1 during 2011, would have been an increase (reduction) in the contribution of Oi to Portugal Telecom’s financial expenses by approximately Euro 0.1 million, as a result of the portion of Oi’s debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies;

•                  Most of non-derivative financial assets and liabilities are denominated in the functional currency either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

45.1.2. Interest rate risk

Interest rate risk basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2011, Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil. The Group’s consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest-rate swaps, swapping floating rate into fixed rate debt.

As at 31 December 2011, considering the effects of derivative transactions, 38.9% of consolidated gross debt, amounting to approximately Euro 4,779 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments, amounting to Euro 5,668 million as at 31 December 2011, also bears interest at floating rates, thus eliminating the interest rate risk on gross debt. Accordingly, the Group’s net exposure to floating interest rates amounted to a net cash position of approximately Euro 889 million as at 31 December 2011. If all market interest rates had been lower (higher) by 1% during the year ended 31 December 2011, net interest expenses would have been higher (lower) by an amount of approximately Euro 2 million (Euro 2 million).

Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom’s long term fixed-rate debt due to changes in market interest rates.

45.1.3. Credit risk

Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 26 and 27). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute these adjustments is based on these factors. The movement of these adjustments for the years ended 31 December 2011 and 2010 is disclosed in Note 42. As at 31 December 2011, the Group’s accounts receivables which were neither adjusted nor deferred and were already due with maturities above one hundred and eighty days amounted to approximately Euro 88 million, as compared to Euro 111 million as at 31 December 2010. As at 31 December 2011, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

Risks related to treasury activities result mainly from the cash deposits on investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with reputable financial institutions and diversifying counterparties.

45.1.4. Liquidity risk

This risk may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match the Group’s financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments. Based on the cash flows generated by operations and on the available cash plus undrawn committed standby facilities and underwritten commercial paper agreements, as detailed below, Portugal Telecom concluded that the Group is able to meet its estimated obligations, based on the available information up to date regarding several factors exogenous to its businesses.

In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2011, the amount of available cash, excluding cash from the international operations, plus the undrawn amount of Portugal Telecom’s underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom’s committed standby facilities amounted to Euro 5,095 million, a reduction from Euro 6,297 million as at 31 December 2010. This reduction reflects primarily the investments made in the acquisition of the interests in Oi and Contax and dividends paid during the year, which more than offset the impacts resulting from the third and last instalment received under the disposal of Vivo and certain new financings obtained in 2011. The average maturity of Portugal Telecom’s net debt as at 31 December 2011 is 5.9 years.

The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents, short-term investments (Note 25) and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings (Note 44). The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

As at 31 December 2011, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity increased to 63.9%, from 31.3% as at 31 December 2010, primarily as a result of the increase in net debt resulting from the investments in Oi and Contax completed on 28 March 2011. The equity plus long-term debt to total assets ratio decreased from 71.6% to 55.5% as at 31 December 2011.

The following table presents Portugal Telecom’s maturity of expected contractual obligations and commercial commitments as at 31 December 2011, on a consolidated basis:

Euro million

		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
Indebtedness	12,357.0	3,304.2	3,590.9	1,578.7	3,883.1
Interest on indebtedness (i)	2,878.5	670.1	1,019.9	560.8	627.7
Post retirement benefits payments (ii)	1,226.2	184.8	327.7	253.2	460.6
Licenses and concessions (iii)	507.8	127.1	141.8	111.9	127.0
Unconditional financial commitments (iv)	322.7	322.7	—	—	—
Operating leases (Note 12)	168.4	45.8	43.6	32.4	46.7
Total contractual obligations	17,460.6	4,654.7	5,123.9	2,537.0	5,145.0

(i)

Portugal Telecom’s expected obligations related to interest on indebtedness are based on the Company’s indebtedness as at 31 December 2011 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom’s floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments,

(ii)

This caption includes primarily amounts corresponding to the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and to expected contributions to the funds. For the unfunded portion and for calculation purposes, Portugal Telecom has assumed a linear contribution over the coming years. The total amount regarding Portuguese operations differs from the net accrued post retirement liability recognized in the Consolidated Statement of Financial Position primarily because the latter amount relates to the discounted unfunded obligations. In addition, this caption also includes expected contributions to cover the actuarial deficit of BrTPREV Oi’s pension plan.

(iii)

This caption includes (1) estimated bi-annual fees due to ANATEL under Oi’s concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom, which are derived from the provision of local fixed-line services (excluding taxes and social contributions), and (2) payments due to ANATEL and ANACOM as at 31 December 2011 for radio frequency licenses (Note 39).

(iv)

Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets and stocks, including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments.

In addition, Portugal Telecom has announced a remuneration package proposal that includes an ordinary cash dividend of Euro 0.65 per share for the fiscal year ending 31 December 2011, of which Euro 0.215 per share was paid in Junuary 2012 and the remaining Euro 0.435 per share is subject to approval in the Annual Shareholders’ Meeting to be held on 27 April 2012.

45.2. Derivative financial instruments

Hedging derivative financial instruments

Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2011 and 2010, the following financial instruments were classified as cash flow and fair value hedges (Oi’s financial instruments disclosed below are expressed based on Portugal Telecom’s proportional consolidation stake):

31 Dec 2011	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Cash flow hedge
Portugal Telecom	EUR interest rate swaps (i)	0.2 - 2.0	163.6	(6.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD interest rate swaps (ii)	0.1 - 3.5	25.7	(1.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps (iii)	8.8	18.4	(0.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iv)	2.8 - 8.8	370.1	(2.1)	Eliminate the risk of exchange rate fluctuations in debt instruments
Fair value hedge
MTC	USD/NAD forwards	0.1 - 0.4	1.9	0.3	Eliminate the risk of exchange rate flutuations in expenses in dollars

(i)	Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.
(ii)

Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)	Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.
(iv)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

31 Dec 2010	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Cash flow hedge
Portugal Telecom	EUR interest rate swaps	0.7 - 2.5	205.8	(2.1)	Eliminate the risk of interest rate fluctuations in debt instruments
Fair value hedge
MTC	USD/NAD forwards	0.4	10.2	(0.7)	Eliminate the risk of exchange rate flutuations in expenses in US dollars

Derivative financial instruments classified as held for trading

As at 31 December 2011 and 2010, Portugal Telecom contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (Oi’s financial instruments disclosed below are expressed based on Portugal Telecom’s proportional consolidation stake):

31 Dec 2011	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Portugal Telecom	EUR interest rate swaps	0.7	14.5	(0.5)	Previous fair value hedges
Oi	USD interest rate swaps (i)	0.8 - 4.4	162.2	(1.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps (ii)	1.2 - 8.8	68.4	1.3	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	8.8	39.8	1.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps (iii)	0.1 - 4.1	39.7	(6.9)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	BRL/USD cross currency swaps (iv)	4.1	25.8	0.8	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL non delivery forward (v)	0.1 - 0.3	114.9	10.1	Eliminate the risk of the depreciation (appreciation) of the BRL against the USD on debt instruments (cash applications)
Oi	EUR/BRL non delivery forward (v)	0.1 - 0.6	219.1	2.8	Eliminate the risk of the depreciation of the BRL against the EUR on debt

(i)

Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)

Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which has a asset position in CDI plus spread and a liability position in a percentage of CDI.

(iii)

Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)	Telemar entered into cross currency swaps to reverse other swap contracts, under which has a liability position in US Dollar plus fixed interest rate and a asset position in a percentage of CDI.
(v)

Telemar entered into future dollar and euro purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian Real against those currencies, in light of its debt exposed to the US Dollar and the Euro, not considering such contracts. In addition, Brasil Telecom entered into future dollar sale transactions using non-deliverable forwards to protect against an appreciation of the Brazilian Real against the US Dollar, in light of its cash applications exposed to the US Dollar, not considering such contracts.

31 Dec 2010	Euro million

		Maturity	Notional	Fair
Company	Transaction	(years)	amount	value	Economic goal
Portugal Telecom	EUR interest rate swaps	1.2	24.4	(1.3)	Previous interest rate fair value hedges
Portugal Telecom	Cross currency swaps EUR/USD	1.0	8.0	(2.1)	Eliminate the risk of exchange rate fluctuations in loans

Effects of derivative financial instruments in the consolidated financial statements

Derivative financial instruments entered into by the Company as at 31 December 2011 and 2010 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

Euro million

	2011				2010
			Other				Other
	Other	Debt	liabilities		Debt	Accued	liabilities
	assets	(Note 38)	(Note 43)	Total	(Note 38)	expenses	(Note 43)	Total
Fair value hedges
Exchange rate	0.3	—	—	0.3	—	(0.7)	—	(0.7)
Cash flow hedges
Exchange rate and interest rate	—	(2.1)	—	(2.1)	—	—	—	—
Interest rate	—	—	(7.5)	(7.5)	—	—	(2.1)	(2.1)
Derivatives held for trading
Exchange rate and interest rate	—	8.5	—	8.5	(2.1)	—	—	(2.1)
Interest rate	—	—	(0.5)	(0.5)	—	—	(1.3)	(1.3)
Total	0.3	6.4	(8.0)	(1.3)	(2.1)	(0.7)	(3.4)	(6.2)

In the years ended 31 December 2011 and 2010, fair value adjustments related to derivative financial instruments were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

Euro million

	2011				2010
			Net losses				Net losses
		Net foreign	(gains) on			Net foreign	(gains) on
	Net	currency	financial		Net	currency	financial
	interest	exchange	assets		interest	exchange	assets
	expenses	losses	(Note 18)	Total	expense	losses	(Note 18)	Total
Exchange rate	—	(1.0)	—	(1.0)	—	0.3	—	0.3
Exchange rate and interest rate	35.8	(86.5)	—	(50.7)	—	(1.0)	—	(1.0)
Interest rate	1.5	—	(0.6)	1.0	3.7	—	(0.7)	2.9
	37.4	(87.5)	(0.6)	(50.7)	3.7	(0.7)	(0.7)	2.2

In addition, during the years ended 31 December 2011 and 2010, Group companies recorded the following items directly in the Consolidated Statement of Comprehensive Income:

•                  Unrealized gains of Euro 24.5 million and Euro 3.9 million, respectively, corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges;

•                  Losses of Euro 25.9 million and Euro 3.8 million, respectively, corresponding to unrealized gains transferred from other comprehensive income to net income upon its realization.

45.3. Other disclosures on financial instruments

As at 31 December 2011 and 2010, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Euro million

Caption	2011	2010
Financial assets carried at amortised cost
Cash and cash equivalents	4,930.0	4,764.7
Short-term investments (Note 25)	738.1	341.8
Accounts receivable - trade	1,581.6	1,055.5
Accounts receivable - other (i)	343.4	2,336.5
Other current and non-current assets - QTE transactions (Note 32)	133.0	298.2
Investments in group companies - loans granted (Note 34)	15.6	15.9
	7,741.7	8,812.5
Financial liabilities carried at amortised cost
Debt - exchangeable bonds (Note 38)	723.4	714.2
Debt - bonds (Note 38)	6,870.0	4,375.7
Debt - bank loans (Note 38)	3,372.7	838.2
Debt - equity swaps on treasury shares (Note 38)	93.8	178.1
Debt - other loans (Note 38)	1,165.0	1,022.8
Accounts payable (i)	1,446.2	711.5
Accrued expenses	922.8	558.3
Other current liabilities	322.5	3.8
	14,916.3	8,402.6
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 38)	62.6	75.2
Other current and non-current liabilities - QTE transactions (Note 43)	133.0	298.2
	195.6	373.4
Derivatives designated and effective as hedging instruments carried at fair value (Note 45.2)
Other non-current assets (liabilities) - interest rate derivatives - cash flow hedges	(7.5)	(2.1)
Other non-current assets - exchange and interest rate derivatives - fair value hedges	0.3	—
Debt - exchange and interest rate derivatives - cash flow hedges	(2.1)	—
Accrued expenses - exchange and interest rate derivatives - fair value hedges	—	(0.7)
	(9.4)	(2.8)
Derivatives held for trading (Note 45.2)
Debt - Exchange rate and interest rate derivatives	8.5	(2.1)
Other non-current assets (liabilities) - Interest rate derivatives	(0.5)	(1.3)
	8.1	(3.4)

(i)             Accounts receivable and payable include certain items which do not meet the requirements to be classified as either financial assets or financial liabilities, respectively, and therefore were excluded from these captions.

IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. In addition, this standard refers that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (observable data) and a less weight to inputs based on data without transparency (unobservable data). Except for debt, the fair value of which is disclosed in Note 38, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

•                  Except for fixed rate notes amounting to Euro 50 million and the non-convertible bonds obtained by the Oi Group and its controlling shareholders totalling Euro 1,950 million (Note 38), which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

•                 For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a negative amount of Euro 7.7 million as at 31 December 2011, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom’s stock price as of that date, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For derivative financial instruments contracted, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above;

•                  For other loans not mentioned above, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy mentioned above.

Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted by Portugal Telecom or any of its 100%-owned subsidiaries with maturities between 1 month and 10 years vary between 5.8% and 11.2%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

46. Guarantees and financial commitments

As at 31 December 2011, the Company has presented guarantees and comfort letters to third parties, as follows:

Euro

Bank and other guarantees given by Oi (i)	871,729,739
Bank and other guarantees given by Portuguese companies to courts and tax authorities (ii)	273,675,513
Bank guarantees given to other entities:
On behalf of PT Comunicações (iii)	21,791,615
On behalf of TMN (iv)	17,206,927
Other bank guarantees	4,787,157
Total	1,189,190,951

(i)	Bank and other guarantees given by Oi intend primarily to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL.
(ii)

Bank and other guarantees given by Portuguese companies to courts and tax authorities include primarily Euro 267 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2008, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(iii)

Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom’s use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

(iv)	Bank guarantees given on behalf of TMN include primarily a guarantee presented to Anacom amounting to Euro 15 million in connection with the LTE license acquired in 2011.

As at 31 December 2011, Portugal Telecom had given guarantees amounting to Euro 439 million in favour of the European Investment Bank in connection with bank loans obtained from this bank (Note 38.3). In addition, certain loans obtained by the Oi

Group, totalling Euro 715 million, are collateralized by either its receivables or by guarantees presented by its parent company or its subsidiaries.

Under the cross-border lease transactions entered into by TMN (Notes 32 and 43), the Company has agreed with financial institutions to issue letters of credit for the benefit of the trustee (the entity that financed the operation). As at 31 December 2011, the total drawing amount under these letters of credit is US$ 5 million, equivalent to Euro 4 million at the exchange rate prevailing at year end. In addition, Portugal Telecom had bank deposits amounting to Euro 3 million as at 31 December 2011, the use of which was restricted due to these cross-border lease transactions.

47.       Consolidated Statement of Cash Flows

(a)          Cash flows from operating activities relating to continuing operations

Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as from 1 April 2011, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)          Payments relating to income taxes

The increase in this caption is primarily explained by (1) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 62 million), and (2) withholding taxes paid by Bratel Brasil and PT Móveis related to interest income obtained from the financial applications related to the proceeds received from the disposal of Vivo.

(c)          Payments relating to indirect taxes and other

This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(d)          Short-term financial applications

These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 204,168,957 in 2011, as compared to Euro 320,167,898 in 2010.

(e)          Cash receipts from financial investments

In the year ended 31 December 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 33).

(f)            Cash receipts (payments) resulting from interest and related income (expenses)

Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 308.144.601 and Euro 227.055.122 in the years ended 31 December 2011 and 2010, respectively. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 185 million). This effect was partially offset by interest income received during the first quarter of 2011 on financial applications related to the proceeds received from the disposal of Vivo.

(g)         Dividends received

During the years ended 31 December 2011 and 2010, cash receipts resulting from dividends were as follows:

Euro

	2011	2010
Unitel (i)	125,865,835	44,087,222
CTM (Note 34)	19,924,726	8,347,332
Other	1,418,552	1,668,186
	147,209,113	54,102,740

(i)             In 2011 and 2010, this caption includes US$175 million (Note 27) related to the 2009 earnings and US$60 million related to the 2008 earnings, respectively.

(h)         Cash receipts resulting from other investing activities

In the year ended 31 December 2011, this caption relates mainly to the reimbursement in the third quarter of 2011 of loans that had been granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

(i)            Payments resulting from financial investments

During the years ended 31 December 2011 and 2010, cash payments resulting from financial investments were as follows:

Euro

	2011	2010
Acquisition of the investments in Oi and Contax (Note 2.b)
Purchase price	3,727,568,622	—
Cash and cash equivalents as at 31 March 2011	(1,503,868,462)	—
Acquisition of the investment in Allus (Note 2.b)		—
Purchase price	43,744,918	—
Cash and cash equivalents as at the acquisition date	(1,891,216)	—
Other	114,183	3,654,405
	2,265,668,045	3,654,405

In connection with the strategic investment in Oi and Contax, Portugal Telecom paid financial taxes for the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction which were included under the caption “Payments resulting from other investing activities”.

(j)            Loans obtained and repaid

These captions relate basically to commercial paper and other bank loans which are regularly renewed.

During the year ended 31 December 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,455,229,558 and, as explained in Note 38, includes primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase of Euro 466 million in the outstanding amount due under commercial paper programmes; (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011; and (4) bonds issued by Brasil Telecom and TNL during the nine months period between 31 March and 31 December 2011, totaling R$ R$6,450 million, equivalent to Euro 710 million. These effects were partially offset by: (1) the repayment by TNL during the nine months period between 31 March and 31 December 2011 of certain financings that were outstanding as at 31 March 2011, which totaled R$3,500 million, equivalent to Euro 385 million; (2) the repayment of Euro 450 million related to the amount due to the Portuguese State in connection with the transfer of unfunded pension liabilities; and (3) the Euro 84 million payment regarding the equity swap contracts over treasury shares.

During the year ended 31 December 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 199,302,809 and, as mentioned in Note 38, include primarily two loans obtained from the EIB totaling Euro 200 million.

(k)        Dividends paid

The detail of dividends paid during the years ended 31 December 2011 and 2010 is as follows:

Euro

	2011	2010
Portugal Telecom (Note 23)
Dividends related to the profits from the previous year	1,117,987,321	503,626,688
Antecipated dividends related to the current year profits	—	875,872,500
Oi	41,996,344	—
MTC	20,917,104	40,603,314
Cabo Verde Telecom	14,132,586	22,727,792
Timor Telecom	7,655,850	6,242,334
TPT	2,266,000	1,936,000
Other	1,100,258	943,247
	1,206,055,463	1,451,951,875

(l)            Payments resulting from the acquisition of treasury shares

This caption corresponds to the total amount paid by Oi during the second quarter of 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1).

(m)      Payments resulting from other financing activities

In 2011, this caption includes primarily the settlement of cross currency derivatives by Oi, amounting to Euro 46 million, and payments to non-controlling interests of Africatel amounting to Euro 6 million related to share capital reductions undertaken by this company.

48. Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 December 2011 and 2010 and transactions occurred during the years then ended between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010	31 Dec 2011	31 Dec 2010
Oi	2,091,400	—	—	—	—	—
Other international companies:
Unitel (i)	134,700,312	264,643,043	7,782,994	9,962,132	—	—
Multitel	6,572,238	5,495,659	56,493	195,296	899,967	897,608
CTM	267,296	191,380	126,389	61,249	—	—
Other	927,814	1,492,935	26,760	173,452	—	—
Domestic companies:
Páginas Amarelas	4,117,229	8,722,197	11,012,396	13,880,468	—	—
PT-ACS	4,606,221	3,974,227	2,217,668	1,093,317	—	—
Fundação PT	263,520	431,712	21	20	—	—
Sportinveste Multimédia	63,327	21,978	535,574	400,912	32,618,668	33,618,668
Siresp	8,412	7,341	—	95	4,423,980	4,292,800
Other	149,741	321,691	521,316	482,498	3,333,674	457,068
	153,767,510	285,302,163	22,279,611	26,249,439	41,276,289	39,266,144

(i)             Accounts receivable from Unitel as at 31 December 2011 and 2010 include dividends or free reserves amounting to Euro 122 million and Euro 249 million, respectively (Note 27).

Euro

	Costs		Revenues		Interest charged
Company	2011	2010	2011	2010	2011	2010
Oi (i)	2,032,352	—	79,581,553	—	503,185	—
Other international companies:
Unitel	9,490,919	13,387,555	13,471,935	13,981,301	—	—
Multitel	183,277	161,880	1,518,082	1,105,396	—	—
CTM	90,610	130,686	271,993	254,770	—	—
Other	300,613	353,449	130,008	376,055	—	—
Domestic companies:
Páginas Amarelas (ii)	36,496,709	49,854,541	2,256,988	4,053,841	—	—
PT-ACS	4,289,932	5,218,260	3,752,210	2,367,743	—	—
Sportinveste Multimédia	1,081,514	1,325,699	279,426	82,614	87,242	93,676
Siresp	—	—	15,102,300	13,666,789	132,210	114,076
Other	5,994,031	1,234,069	3,855,932	4,431,306	—	—
	59,959,957	71,666,139	120,220,427	40,319,815	722,637	207,752

(i)

This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process.

(ii)	The reduction in costs with Páginas Amarelas relates primarily to the decline in the directories business, as mentioned in Note 7.

The terms and contractual conditions in agreements entered into between Portugal Telecom and associated companies are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                  Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•                  Roaming agreements entered into with Unitel; and

•                  Call centre services provided by Contax to Oi.

As mentioned above, Portugal Telecom concluded on 27 September 2010 the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day, Euro 1,000 million on 30 December 2010 and Euro 2,000 million on 31 October 2011, in accordance with the terms of the agreement with Telefónica. As a result of this sale, Portugal Telecom recognized a net gain of Euro 5,423 million and Vivo was no longer considered a related party as at 31 December 2010. The transactions between Portugal Telecom and Vivo occurred in 2010 up to the disposal, which consisted primarily of call centre services rendered by Dedic, amounted to Euro 101 million, corresponding mainly to 100% of revenues recognized by Portugal Telecom and its subsidiaries with Vivo, as the results of Vivo are no longer proportionally consolidated.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits and short-term investments made by the Company in those financial institutions, as well as telecommunications services rendered by the Company to those entities. Transactions occurred during 2011 and balances as at 31 December 2011 between Portugal Telecom and its major shareholders, excluding bank deposits and short-term investments, are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
Caixa Geral de Depósitos	54,171,401	11,185,302	5,610,759	506,281
BES	107,846,541	31,849,608	3,348,902	—
Visabeira	6,251,177	97,957,253	2,497,519	12,643,673
Controlinveste	2,696,760	50,994,482	236,228	8,212,821
Ongoing	1,114,823	3,337,710	379,247	366,677
Barclays	407,638	10,368,511	177,504	—
	172,488,340	205,692,866	12,250,159	21,729,452

(i)             Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions; under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to the Group.

Pension and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 14.1), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2011, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 43 million, Euro 79 million and Euro 56 million, respectively.

c) Other

During the years ended 31 December 2011 and 2010, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.32 million and Euro 6.68 million, respectively.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. In 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2.34 million, and in 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3.52 million. In 2011 and 2010, there were no payments related to the VRMT and, under the terms of the approved remuneration policy of executive board members, the deferred payment of AVR and VRMT amounted to Euro 4.28 million as at 31 December 2011, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. On an annual basis, Portugal Telecom recognizes an accrual for the variable remunerations.

Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction (Note 1) and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011 was paid to the chairman and five executive board members 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million, and the payment of the remaining 50% was deferred for a period of 3 years, which is conditional on the positive performance of the Company under the terms of the remuneration policy in place. Following the Vivo transaction and based on a board of directors’ recommendation, the executive committee approved in December 2010 the payment to the majority of Portugal Telecom’s employees of an extraordinary variable remuneration totaling Euro 14 million.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in 2011 a total fixed compensation of Euro 1.21 million, which was established by the competent corporate bodies in accordance with local legislation.

During the years ended 31 December 2011 and 2010, fixed remuneration of Portugal Telecom’s key employees amounted to Euro 5.6 million and Euro 6.9 million, respectively, and variable remuneration amounted to Euro 3.6 million and Euro 3.4 million, respectively.

In addition to the above mentioned remunerations, executive board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, in accordance with a policy defined for the Group. As at 31 December 2011, there were no board members entitled to post retirement benefits under the plans of PT Comunicações and there were seven key employees of Portugal Telecom entitled to those benefits with the corresponding liability amounting to Euro 0.5 million as at 31 December 2011.

As at 31 December 2011, there was no share based payment program or termination benefit in place.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 1.2 million (excluding VAT) in 2011.

As at 31 December 2011, Portugal Telecom did not have any outstanding balances with board members or key employees.

49.  Litigation

49.1. Consolidated legal proceedings and tax contingencies

a) Probable loss

As at 31 December 2011 and 2010, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. The Group, based on the opinion of its internal and external legal counsels, recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

Euro

	2011	2010
Civil claims	455,240,630	18,117,450
Labor claims	220,946,141	4,230,646
Other	4,274,712	4,915,363
Sub-total	680,461,483	27,263,459
Tax	163,444,761	54,761,153
Total	843,906,244	82,024,612

The increase occurred in the year ended 31 December 2011 is basically explained by the impact of the proportional consolidation of current and non-current provisions from Oi and Contax in Portugal Telecom’s Statement of Financial Position as at 31 March 2011, amounting to Euro 213 million and Euro 594 million, respectively, totaling Euro 807 million (Note 49.3).

As at 31 December 2011, the effect of the proportional consolidation of Oi and Contax amounted to Euro 760 million (Note 49.3) and, excluding this effect, total consolidated legal proceedings and tax contingencies would have amounted to Euro 79 million (Note 49.2), as compared to Euro 82 million as at 31 December 2010.

b) Possible loss

As at 31 December 2011 and 2010, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the likelihood of future cash outflows was considered possible based on the information provided by its legal counsels, and therefore are not provided for. The nature of these contingencies is as follows:

Euro

	2011	2010
Civil claims	213,348,131	55,083,437
Labor claims	257,149,316	30,968,381
Other	18,492,008	35,996,745
Sub-total	488,989,455	122,048,563
Tax	1,969,003,002	43,380,565
Total	2,457,992,457	165,429,128

The increase occurred in the year ended 31 December 2011 relates basically to Oi and Contax, which had legal proceedings and tax contingencies for which loss was considered possible amounting to Euro 2,346 million as at 31 December 2011 and Euro 2,433 million as at 31 March 2011 (Note 49.3). Excluding the impacts of Oi and Contax, total legal proceedings and tax contingencies for which loss was considered possible totaled Euro 112 million (Note 49.2) as at 31 December 2011, as compared to Euro 165 million as at 31 December 2010.

49.2.       Legal proceedings and tax contingencies against Portuguese subsidiaries and certain international operations

Excluding Oi and Contax (Note 49.3), consolidated legal proceedings and tax contingencies for which related losses were considered probable and possible, which are primarily related to Portuguese operations, amounted to Euro 79 million (Note 49.1) and Euro 112 million (Note 49.1) as at 31 December 2011, respectively, as compared to Euro 82 million and Euro 165 million, respectively. The following litigation processes relate to the main claims, legal actions and tax contingencies against Portuguese subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels and in accordance with the definitions of IAS 37, that related losses are remote, which therefore are not included in the amounts disclosed above.

a) Claims for municipal taxes and fees

Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

In 1999, the municipality of Oporto filed a lawsuit claiming the payment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favour of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal was partially favorable to PT Comunicações, but the Municipality of Oporto appealed to the Supreme Administrative Court and this appeal is pending decision.

If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew their claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom does not expect that any further claims will be made against PT Comunicações, but Portugal Telecom cannot be certain about this.

Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators which network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. On 6 October 2010, in Case 0363/10, this interpretation was confirmed by the Supreme Administrative Court of Portugal.

Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions filed by some municipalities against PT Comunicações regarding this matter.

b) Regulatory Proceedings

Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and TMN for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

In April 2007, Autoridade da Concorrência accused PT Comunicações of alleged abuse of dominant position for granting discriminatory discounts on lease lines. In response to this accusation, PT Comunicações contested the alleged by Autoridade da Concorrência. However, on 1 September 2008, Autoridade da Concorrência imposed a fine of Euro 2.1 million on PT Comunicações. On 29 September 2008, PT Comunicações appealed to the Commerce Court of Lisbon and, on 29 February 2012, the Commerce Court of Lisbon cleared PT Comunicações on the fine imposed by Autoridade da Concorrência. Portugal Telecom, based on the opinion of its internal and external legal counsels, had not recorded any provision for this matter.

In September 2009, Portugal Telecom was notified of the decision of Autoridade da Concorrência in the misdemeanour proceedings no. 05/03 further to which Autoridade da Concorrência imposed a fine of Euro 45 million for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “Rede ADSL PT”. On 29 September 2009, Portugal Telecom appealed to the Commerce Court of Lisbon. This appeal suspended the decision of Autoridade da Concorrência. Portugal Telecom disagreed of the decision taken and understood that, even if a sanction would be justified, which was not the case, the fine imposed exceeded in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework. In 2011, Portugal Telecom was notified of the decision of the Commerce Court of Lisbon that declared the termination of this proceeding for prescription purposes, as from 30 June 2011. Portugal Telecom, based on the opinion of its internal and external legal counsel, had not recorded any provision for this matter.

In April 2006, the European Commission sent a formal request to the Portuguese Government to abandon the special rights it held as the sole owner of Portugal Telecom’s Class A Shares (the so-called “golden share”). The European Commission believes that the special powers granted to the Portuguese Government through the sole ownership of the Class A Shares acted as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. As at 31 January 2008, the European Commission informed that the case over special rights held by the Portuguese State in Portugal Telecom was referred to the European Court of Justice. On 8 July 2010, the European Court of Justice decided that the special rights held by the Portuguese State in Portugal Telecom were in breach of the European Community Treaty rules and Law. The General Shareholders’ Meeting held on 26 July 2011, approved an amendment to the Company’s Bylaws that eliminated the special rights granted to the 500 Class A shares, as mentioned in Note 44.1.

On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter. The Statement of Objections only covers the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. The sending of a Statement of Objections does not prejudge the final outcome of the investigation.

c) Other Legal Proceedings

In March 2004, TV TEL Grande Porto - Comunicações, S.A., or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. The trial was concluded in 2011 finished and the parties wait for the judicial decision.

In March 2011, Optimus - Comunicações S.A. (“Optimus”) filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom — Infocomunicações, S.A (“Oni”) filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to the proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription purposes, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million, as referred to above. Optimus and Oni sustained their position by arguing that suffered losses and damages as a result of Portugal Telecom’s conduct. The Company countered all the arguments presented by Optimus and Oni and, based on the opinion of its internal and external legal counsel, had not recorded any provision for this matter.

In December 2008, Oni SGPS, SA, SA (“Oni”) filed an arbitral claim against TMN in the Centre of Commercial Arbitration of the Chamber of Commerce and Industry of Lisbon for the reimbursement of more than Euro 36 million, as a result of the non fulfilment of the national roaming agreement celebrated between TMN and Oni Way — Infocomunicações, SA. TMN submitted its defence to this claim in February 2009, namely stating that Oni does not bring any facts that may support its claim other than its own responsibility or the risks behind Oni Way business. In February 2010, the Centre of Commercial Arbitration ruled a final decision, and TMN was condemned to pay an amount of Euro 6.9 million (Note 42). The Company had recorded a provision for this legal action as at 31 December 2009, and subsequently paid this amount in 2010.

d) Tax contingencies

There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2009 (Euro 173 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 59 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2007 totalling Euro 267 million (Note 46). As at 31 December 2011, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid arguments to oppose the position of the tax authorities, and therefore did not consider the losses related to these tax contingencies as either probable or possible.

49.3. Legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders

a) Probable loss

As at 31 December 2011 and 31 March 2011, the nature and detail of the main legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

Million

		31 Dec 2011		31 Mar 2011
		Euro	Brazilian Reais	Euro	Brazilian Reais
		(proportional)	(100%)	(proportional)	(100%)
Civil (i)	(i)
Corporate Law	(a)	249.2	2,350.1	271.6	2,444.1
ANATEL estimates and fines	(b)	99.8	941.0	94.4	849.5
Other		92.8	873.4	97.4	875.5
Sub-total		441.8	4,164.5	463.4	4,169.1
Labor (ii)	(ii)
Overtime	(a)	78.0	736.0	76.3	686.9
Salary differences and related effects	(b)	25.8	243.4	36.5	328.7
Hazardous work conditions	(c)	24.0	226.3	25.8	232.5
Indemnities	(d)	23.5	221.2	22.1	199.3
Stability and integration	(e)	16.1	151.8	8.9	79.9
Additional post retirement benefits	(f)	8.1	76.4	11.4	102.7
Lawyers and expert fees	(g)	6.3	59.0	1.3	11.8
Contractual rescissions	(h)	4.7	44.6	13.4	121.0
Other	(i)	29.9	221.4	39.5	316.1
Sub-total		216.4	1,979.9	235.3	2,078.8
Tax (iii)	(iii)
ICMS (Value Added Tax)	(a)	64.1	604.9	69.3	623.6
FUNTEL	(b)	12.8	120.6	12.3	110.9
Other		25.0	189.6	27.0	221.3
Sub-total		101.9	915.1	108.7	955.9
Total (Note 49.1)		760.1	7,059.5	807.3	7,203.8

(i)            Civil contingencies

(a)          Corporate Law

As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. (“Telems”), Telecomunicações de Goiás S.A. (“Telegoiás”) and Telecomunicações do Mato Grosso S.A. (“Telemat”), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Oi, Oi is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

Brasil Telecom, based on the decisions of the court of justice issued in 2009, considers the risk of loss regarding these proceedings as probable. Currently, the provisions for these lawsuits are based on (i) several legal interpretations, (ii) the number of ongoing lawsuits by matter discussed and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Brasil Telecom to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company’s monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

As at 31 December 2011, Oi recorded provisions in the amount of R$2,350 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,444 million as at 31 March 2011.

(b)          ANATEL estimates and fines

Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 December 2011, Oi recorded provisions in the amount of R$941 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$850 million as at 31 March 2011.

(ii)        Labor contingencies

Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

(a)          Overtime - Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

(b)          Salary differences and related effects - Substantially represents amounts arising from salary equalization/reclassification differences, claimed by employees who allegedly receive a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

(c)          Hazardous work conditions - Reflect, substantially, the expected unfavorable outcome in lawsuits on the mandatory payment of hazardous duty premium to employees working under conditions classified as hazardous, mainly next to high-voltage installations.

(d)          Indemnities - Refer to reimbursement of or compensation claims for damages suffered while employed by the company, for several reasons, such as: occupational accidents, temporary tenure, pain and suffering, reimbursement of payroll deductions, daycare allowance, and productivity bonuses according to collective bargaining agreements.

(e)          Stability and integration - Claim due to alleged non-compliance with an employee’s special condition which prohibited termination of the employment contract without cause.

(f)            Additional post retirement benefits - Claims related to differences allegedly due in the pension benefit of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

(g)         Lawyers and expert fees - Installments paid to the plaintiffs’ lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

(h)         Contractual rescissions - Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

(i)            Other labor contingencies – Include primarily joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant’s severance pay fund (“FGTS”) and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

As at 31 December 2011, the total estimated contingencies in connection with labor claims against Oi and Contax in respect of which the risk of loss was deemed probable totaled R$1,980 million, as compared to R$2,079 million as at 31 March 2011.

(iii)    Tax contingencies

(a)          ICMS (Value Added Tax)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS onevery transaction involving the sale of telecommunication services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunication services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As at 31 December 2011, Oi recorded provisions in the amount of R$605 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$624 million as at 31 March 2011.

(b)          FUNTTEL

FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds. As at 31 December 2011, Oi recorded provisions in the amount of R$121 million for assessments of the FUNTTEL, as compared to R$111 million as at 31 March 2011.

b) Possible loss

As at 31 December 2011 and 31 March 2011, the nature of the legal proceedings and tax contingencies against Oi and Contax for which the risk of loss was deemed possible is as follows:

Million

	31 Dec 2011		31 Mar 2011
	Euro	Brazilian Reais	Euro	Brazilian Reais
	(proportional)	(100%)	(proportional)	(100%)
Civil (i)	140.2	1,297.1	162.0	1,439.6
Labor (ii)	256.6	1,930.7	420.9	3,392.4
Tax (iii)	1,949.0	18,325.5	1,849.6	16,618.5
Total (Note 49.1)	2,345.8	21,553.3	2,432.5	21,450.5

(i) Civil contingencies

Refer to lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, bidding processes, among other. The total amount included in the table above regarding civil contingencies is based exclusively on the amounts claimed by the plaintiffs, which are typically higher than the actual claim case.

The challenges described above also include certain ongoing litigation with committed subscribers and assignees of committed subscribers of fixed telephony in Region I, who alleged non-full compliance with certain financial participation agreements prior to the privatization. These lawsuits currently involve approximately 50 thousand agreements and Oi did not recognize any provision since its legal counsel assesses the risk of loss as possible. As the lawsuits related to these agreements were not yet trialed it is not practicable to measure possible disbursements in such lawsuits. Accordingly, based on the provisions of IAS 37, Oi does not have an estimate of the amounts involved to be disclosed in is financial statements.

In September 2004, the Federal Public Prosecution Office and the Rio de Janeiro State Public Prosecution Office filed a civil suit against TNL, Telemar, TNL PCS and the Federal Government requesting the annulment of the transfer of the TNL PCS share control to Telemar, and the payment of compensation for pain and suffering and material damages allegedly inflicted to the non-controlling shareholders and the financial market. The sale of TNL PCS share control to Telemar is also challenged by two non-controlling shareholders and by the CVM in an administrative proceeding filed to determine whether there were any irregularities in the transaction. Oi deemed the risk of loss of those two claims as possible. These three claims were judged unfounded by the lower court and accordingly Oi’s legal counsel reassessed the possibility of loss from possible to remote.

In July 2009, a class civil action was filed against Telemar by the Federal Government, the Federal Public Prosecution Office, the Federal District and Territories Public Prosecution Office, customer protection bodies and several State Consumer Protection Agencies seeking compensation for alleged collective pain and suffering caused by non-compliance of the rules to establish general Customer Service standards. Telemar filed its defense arguments on 16 September 2009, and waits the lower court decision.

Telemar and its subsidiaries are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Telemar and its subsidiaries. Oi deemed the risk of loss as possible that it will be fined in one or more of such proceedings and have not recorded any provisions for those claims

(ii) Labor contingencies

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty premium, and joint liability, the nature of which is described in detail above.

(iii) Tax contingencies

As at 31 December 2011, the estimated contingencies in connection with tax proceedings against Oi and Contax in respect of which the risk of loss was deemed possible amounted to R$18,276 million, as compared to R$16,618 million as at 31 March 2011. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

(a)          Value Added Tax (“ICMS”) - Tax assessments amounting approximately to R$5,646 million, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

(b)          City taxes - Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services, and other communication services. The total amount involved is approximately R$2,487 million, which is not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

(c)          INSS - Lawsuits amounting approximately to R$1,590 million, mainly related to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(d)          Federal taxes - Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting approximately to R$6,085 million.

50. Subsequent events

Following the revision of the sovereign rating to BB, Standard & Poors, on 21 January 2012, reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B.

At the Board of Directors meeting of Brasil Telecom held on 6 February 2012, it was approved the issuance of non-convertible debentures amounting to R$ 2,000 million.

In February 2012, Brasil Telecom issued Senior Notes amounting to US$ 1,500 million, which mature in February 2022 and bear interest at an annual rate of 5.75% .

The general meetings of Brasil Telecom, TNL, Coari and Telemar, held on 27 February 2012, approved Oi’s corporate simplification (Note 1). Following this approval, the current corporate structure constituted by TNL, Telemar and Brasil Telecom is integrated in Brasil Telecom, which will be renamed Oi S.A., and will have only two share classes (common shares, ON, and preferred shares, PN) traded in the Bovespa and in the NYSE, through an ADR programme. As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value. The number of shares outstanding and therefore the final position of Telemar Participações, Oi’s controlling shareholder, and Portugal Telecom will be established after the exercise of withdrawal rights by shareholders entitled to such. Portugal Telecom’s estimated economic position in Oi, direct and indirect, will be between 21.5% and 25.1%. The period of application of the withdrawal ends on 29 March 2012.

Except for those mentioned above, there were no significant events occurred after 31 December 2011 either requiring adjustment or disclosure in these consolidated financial statements.

EXHIBITS

I.	Subsidiary companies

II.	Jointly controlled entities

III.	Associated companies

I. Subsidiaries

Subsidiaries located in Portugal:

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda.(“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90.00%	90.00%
Janela Digital - Informativo e Telecomunicações, Lda	(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Openideia - Tecnologias de Telecomunicações e Sistemas de Informação	(a)	Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Data Centre, SA	(b)	Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100.00%	-
Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network — Prestação Serviços de Gestão Infra-estrutura.cominic.ACE	(a)	Lisbon	Providing postal network services.	PT Comunicações (51%)	51.00%	51.00%
Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82.05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras — Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações,SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, SA	(c)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	-	-	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales - Serviços de Telecomunicações e Sistemas de Informação, SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	75.00%
PT-Sistemas de Informação, SA (“PT SI”)		Oeiras	Provision of IT systems and services.	PT Portugal (99.8%); PT Comunicações (0.1%); TMN (0.1%)	100.00%	100.00%
TMN — Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT - Telecomunicações Publicas de Timor, SA (“TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76.14%)	76.14%	76.14%
Use.it® - Virott e Associados, Lda.	(a)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS(52.50%)	52.50%	52.50%

(a)    These companies were consolidated by the equity method.

(b)    This company was incorporated in 2011.

(c)    This company was merged through the incorporation of its assets and liabilities into PT Comunicações.

Subsidiaries located in Brazil:

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA		São Paulo	Management of investments.	Bratel BV (98.77%); PT Brasil (1.23%)	100.0%	100.0%
Dedic, SA	(a)	São Paulo	Call center services.	—	—	87.50%
GPTI - Tecnologias de Informação, SA	(a)	São Paulo	Provision of IT systems and services.	—	—	87.50%
Istres Holding S.A		São Paulo	Management of investments.	PT Inovação Brasil (90%); PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	PT SGPS (99.99%); PT Comunicações (0.01%)	100.0%	100.0%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)		São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)           As mentioned in Note 1, on 1 July 2011, Portugal Telecom exchanged its investments in Dedic and GPTI for a 7.6% stake in Contax, following which these companies became subsidiaries of Contax which in turn is classified by Portugal Telecom as a jointly controlled entity (Exhibit II).

Subsidiaries located in Africa:

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco - Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde — Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda — Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Openideia Marrocos		Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Openideia Angola		Casablanca	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM - Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM - Telecomunicações Móveis de Moçambique	(b)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	98.00%
STP Cabo	(d)	São Tomé e Principe	Submarine cable manager	CST (74.5%)	28.50%	—

(a)           Portugal Telecom has the majority of board members of Cabo Verde Telecom and controls its financial and operating policies.

(b)           These companies were consolidated by the equity method.

(c)           Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(d)           This company was incorporated in 2011 with the purpose of managing a submarine cable in the African coast.

Other subsidiaries:

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Africatel		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV	(a)	Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia		Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Ásia, Lda. (“PT Ásia”)	(b)	Macau	Promotion and marketing of telecommunications services.	—	—	100.00%
Portugal Telecom Europa, S.P.R.L.(“PT Europa”)	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%

(a)           These companies were consolidated by the equity method, as they are currently not developing any activity.

(b)           This company was liquidated in 2011.

II. Companies consolidated using the proportional method

JOINTLY CONTROLLED ENTITIES - CONTROLLING SHAREHOLDERS	PERCENTAGE OF OWNERSHIP

					Dec 11
Company	Notes	Head office	Activity	Direct	Effective
PASA Participações, SA		Belo Horizonte	Management of investments	Bratel Brasil, SA (35%)	35.0%
EDSP75 Participações, SA		São Paulo	Management of investments	Bratel Brasil, SA (35%)	35.0%
AG Telecom Participações, SA		Belo Horizonte	Management of investments	PASA Participações, SA (100%)	35.0%
LF Tel, SA		São Paulo	Management of investments	EDSP75 Participações, SA (100%)	35.0%
Telemar Participações, SA		Rio de Janeiro	Management of investments	Bratel Brasil, SA (12.1%); AGTelecom Participações, SA (19.4%); LF Tel, SA (19.4%)	25.6%
CTX Participações, SA		Rio de Janeiro	Management of investments	PT Brasil, SA (19.9%); AG Telecom Participações, SA (35%); LF Tel, SA (35%)	44.4%

JOINTLY CONTROLLED ENTITIES - OI GROUP	PERCENTAGE OF OWNERSHIP

					Dec 11
Company	Notes	Head office	Activity	Direct	Effective
Tele Norte Leste Participações, SA (a)		Brazil	Management of investments	Bratel Brasil, SA (10.5%); AG Telecom Participações, SA (2.4%); LF Tel, SA (2.4%); Telemar Participações, SA (22.2%)	17.9%
Telemar Norte Leste, SA (b)		Brazil	Provision of fixed telecommunication services	Bratel Brasil, SA (9.4%); AG Telecom Participações, SA (3.3%); LF Tel, SA (3.3%); Telemar Participações, SA (3.8%); Tele Norte Leste Participações, SA (70.5%)	25.3%
Tele Norte Celular Participações S.A.		Brazil	Management of investments	Telemar Norte Leste S.A. (99.7%)	25.2%
TNL PCS S.A.		Brazil	Provision of mobile telecommunication services	Tele Norte Celular Participações S.A. (100%)	25.2%
Paggo Empreendimentos S.A.		Brazil	Management of investments	TNL PCS S.A. (100%)	25.2%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	25.2%
Paggo Administradora de Crédito Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	25.2%
TNL.Net Participações S.A		Brazil	Management of investments	Tele Norte Leste Participações, SA. (100%)	17.9%
TNL Trading S.A		Brazil	Import and export of consumer goods	Tele Norte Leste Participações, SA (100%)	17.9%
Copart 4 Participações S.A.		Brazil	Investment properties	Coari Participações S.A. (100%)	25.3%
TNL Exchange S/A		Brazil	Management of investments	Tele Norte Leste Participações, SA (100%)	17.9%
Coari Participações S.A.		Brazil	Management of investments	Telemar Norte Leste S.A.(100%)	25.3%
Brasil Telecom S.A. (c)		Brazil	Provider of telecommunication services in Brazil	Coari Participações S.A. (49.3%)	12.5%
Copart 5 Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Telemar Internet Ltda		Brazil	Provision of services to access the internet	Telemar Norte Leste S.A. (100%)	25.3%
SEREDE — Serviços de Rede S/A		Brazil	Networks management	Telemar Norte Leste S.A. (100%)	25.3%
Companhia AIX de Participações		Brazil	High-speed data transmission services	Telemar Norte Leste S.A. (50%)	12.7%
14 Brasil Telecom Celular S.A.		Brazil	Provision of mobile telecommunication services	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Comunicação Multimídia Ltda.		Brazil	High-speed data transmission services	Brasil Telecom S.A. (90.5%)	12.5%
BrT Card Serviços Financeiros Ltda.		Brazil	Provision of financial services	Brasil Telecom S.A. (100%)	12.5%
Vant Telecomunicações Ltda		Brazil	Multimedia telecommunication services	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Call Center S.A.		Brazil	Call center and telemarketing services	Brasil Telecom S.A. (100%)	12.5%
BrT Serviços de Internet S.A.		Brazil	High-speed data transmission services	Brasil Telecom S.A. (100%)	12.5%
IG Participações S.A.		Brazil	Management of investments	Brasil Telecom S.A. (0.2%)	12.5%
Internet Group do Brasil S.A.		Brazil	Provision of services to access the internet	Brasil Telecom S.A. (13.6%)	12.5%
Nova Tarrafa Participações Ltda		Brazil	Management of investments	Brasil Telecom S.A. ( 00%)	12.5%
Brasil Telecom Cabos Submarinos Ltda.		Brazil	Operation of a fiber optic cable system	Brasil Telecom S.A. (100%)	12.5%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.		Bermuda	Operation of a fiber optic cable system	Brasil Telecom Cabos Submarinos Ltda. (100%)	12.5%
Brasil Telecom of America Inc.		United States	Operation of a fiber optic cable system	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.(100%)	12.5%
Brasil Telecom de Venezuela, SA		Venezuela	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.(100%)	12.5%
Brasil Telecom de Colômbia, Empresa Unipersonal		Colombia	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.(100%)	12.5%
Caryopoceae Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Tomboa Participações S.A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Bryophyta SP Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Tete Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	25.3%
Carpi RJ Participações S.A		Brazil	Investment properties	Brasil Telecom S.A. (100%)	25.3%
Cremona RJ Participações S.A		Brazil	Investment properties	Brasil Telecom S.A. (100%)	25.3%
Dommo Participações S.A.		Brazil	Holding	Telemar Norte Leste S.A. (100%)	25.3%
Sumbe Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Rio Alto Participações S.A.		Brazil	Investment properties	Brasil Telecom S.A. (100%)	12.5%
Oi Paraguay Comunicaciones SRL		Paraguay	Provision of data communications services	Brasil Telecom S.A. (100%)	12.5%
Oi Brasil holdings Cooperatief UA		Netherlands	Payment and credit systems	Brasil Telecom S.A. (100%)	25.3%
Blackpool Participações ltda (“Blackpool”)		Brazil	Holding	Telemar Internet Ltda (100%)	25.3%
Pointer Networks (“Pointer”)		Brazil	Internet Wifi	Blackpool Participações ltda (100%)	25.3%
Pointer Networks SA - Suc Argentina		Argentina	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
Pointer Networks SA - Suc Peru		Peru	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi S.A.		Uruguay	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi Tec España		Spain	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX venezuela		Venezuela	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Ukraine LLC		Ukraine	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX USA Inc		United States	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Bolivia		Bolive	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Wifi Canadá		Canadá	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Chile Networks		Chile	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Colombia		Colombia	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Paraguay S.A.		Paraguay	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Portugal		Portugal	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%
VEX Panamá		Panama	Internet Wifi	Pointer Networks, S.A. (100%)	25.3%

(a)    Telemar Participações, which controls and fully consolidates Tele Norte Leste Participações, has 56.4% of the voting rights in this company.

(b)    Tele Norte Leste Participações, which controls and fully consolidates Telemar Norte Leste, has 98.0% of the voting rights in this company.

(c)    Coari Participações, which controls and fully consolidates Brasil Telecom, has 79.6% of the voting rights in this company.

JOINTLY CONTROLLED ENTITIES - CONTAX GROUP	PERCENTAGE OF OWNERSHIP

					Dec 11
Company	Notes	Head office	Activity	Direct	Effective
Contax Participações, SA (a)		Rio de Janeiro	Management of investments	CTX Participações, SA (34,2%)	19.5%
Contax, SA		Rio de Janeiro	Call center services	Contax Participações, SA (100%)	19.5%
Ability Comunicação Integrada Ltda.		São Paulo	Trade marketing services	Contax Participações, SA (00%)	19.5%
GPTI Tecnologia de Informação S.A.		São Paulo	Provision of IT systems and services	Contax Participações, SA (100%)	19.5%
TODOBPO Soluções em Tecnologia S.A.		São Paulo	Provide information technology services, software development and integrated, full and customized solutions	Contax, SA (80%)	15.6%
BRC Empreendimentos Imobiliários Ltda.		São Paulo	Developing and executing the real estate project included in the Selective Incentive Program (“Nova Luz Program”), in the downtown area of the city of São Paulo	Contax, SA (100%)	19.5%
Contax Sucursal Empresa Extranjera		Buenos Aires	Call center services	Contax, SA (100%)	19.5%
Contax Colômbia S.A.S		Colombia	Provision of tele-assistance services in general	Contax, SA (100%)	19.5%
Stratton Spain S.L.		Spain	Contact center service provider	Contax, SA (100%)	19.5%
Allus Spain S.L.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Stratton Argentina S.A.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Stratton Peru S.A.,		Peru	Contact center service provider	Stratton Spain S.L. (100%)	19.5%
Multienlace S.A.		Colombia	Contact center service provider	Contax Colômbia S.A.S (5%)	1.0%

(a) CTX Participações, which controls and fully consolidates Contax Participações, has 71.6% of the voting rights in this company.

III. Associated companies

Associated companies located in Portugal:

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21.27%)	21.27%	21.27%
Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo - SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%); PT Comunicações (9.53%)	35.89%	35.89%
INESC Inovação - Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas, SA (“Páginas Amarelas”)		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%); PT Comunicações (0.13%)	25.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA	(a)	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33.33%)	33.33%	33.33%
SGPICE - Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	(b)	Lisbon	Developing activities providing global products and services for internet support.	—	—	33.33%
Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30.55%)	30.55%	30.55%
Sportinvest Multimédia, S.A.		Lisbon	Provides services of sports contents for the main market players, including televisions, mobile operators and	Sportinvest Multimédia (100%)	50.00%	50.00%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tradeforum- Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e- commerce business- to- business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)	In 2011, this company changed its name from PT Prime Tradecom to Yunit Serviços.
(b)	This company was merged through the incorporation of its assets and liabilities into Yunit Serviços.
(c)	This company was liquidated in 2011.

Other associated companies (including Brazil):

PERCENTAGE OF OWNERSHIP

					Dec 11	Dec 10
Company	Notes	Head office	Activity	Direct	Effective	Effective
UOL, Inc (a)	(a)	São Paulo	Provides Internet services and produces Internet contents.		—	28.78%
Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM — Companhia de Telecomunicações de Macau, SAR.L.		Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)	As mentioned in Note 33, Portugal Telecom concluded on 27 January 2011 the disposal of its investment in UOL for the total amount of Euro 155.5 million.

Report and opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2011

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended december 31, 2011.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2011, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group.

In the course of 2011, the Audit Committee issued (a) 13 Preapproval Opinions on Proposes of Related Party Transactions, as defined in Internal Ruling n.° 111CA, dated February 23, 2011, as well as (b) 5 other Opinions and Decisions on various matters submitted by the Company’s Chairman and/or Executive Committee, including the opinion on the proposed variable compensation of the Executive Committee and the decision of consent to the payment to shareholders of an advance on the profits for the year.

During the fiscal year 2011, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Consolidated Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion

COMISSÃO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107	www.telecom.pt

Sociedade Aberta • Nứmero ứnico de matricula e identificação fiscal 503 215 058 • CRC de Lisboa  Capital Social 26.895.375.00

1

and the Independent Auditors’ Report, both referring to the aforementioned consolidated financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function, which obtained in 2011 the renewal, by the IIA, of its certification of quality.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2011, by reference to the year of 2010, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2011.

As provided for in paragraph 5 of Article 420.° of the Portuguese Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.°-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2011 disclosed in the Company’s website.

3 — Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning the financial year ended 31 December 2011 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position

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and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of position of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 - Opinion on the consolidated report and accounts for the fiscal year of 2011

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2011, which include the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, march 23, 2012

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mário João de Matos Comes
(José Guilherme Xavier de Basto)	(Mário João de Matos Comes)

3

Statutory auditor’s report

P. MATOS SILVA,
GARCIA JR., P. CAIADO
& ASSOCIADOS
SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION

1. We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2011, comprising the consolidated statement of financial position as of December 31, 2011 (which reflect total assets of 22.943.790.952 Euros and a shareholders’ equity of 3.742.806.093 Euros, including a net income attributable to equity holders of the parent and recognised in the consolidated income statement of 339.129.232 Euros and a total of non-controlling interests of 914.736.309 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union.

RESPONSIBILITIES

2. The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our audit was performed in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the consolidated financial statements, the checking of the consolidation procedures, and that the financial statements of the companies included in the consolidationhave been properly examined, assessment of the adequacy and consistency of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

Sócios: Pedro Matos Silva, António Pires Caiado, Joâo Paulo Ferreira, Luisa Maria Rebordâo
Rua de Olivença, 21 – Edificio Topázio – Sala 407	3000-306 Coimbra	Telf.: 239 836 532	Fax: 239 836 937	E-mail: ms.sroc.co@mail.telepac.pt
Rua Luciano Cordeiro, 113, 6° Esquerdo	1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail: ms.sroc.lx@netcado.pt

Capital social: 8 000 €uros - Contribuinte n° 501 801 804 — Inscriçáo na O.R.O.C. com o n° 44
Inscriçâo no Registo de Auditores da Comissào do Mercado de Valores Mobiliários n° 1054

5. Our examination also included the checking that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451° of the Portuguese Commercial Companies Code.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2011, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, applied on a consistent basis with the previous year.

REPORT ON OTHER LEGAL MATTERS

8. It is also our opinion that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Code.

Lisbon, March 23, 2012

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas, Lda.
represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Sócios: Pedro Matos Silva, António Pries Caiado, João Paulo Ferreira, Luísa Maria Rebordão

Independent auditor’s report

Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6°
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

CONSOLIDATED FINANCIAL STATEMENTS

(Translation of a report originally issued in Portuguese)

Introduction

1.                    Pursuant to the article 245° of Portuguese Securities Market Code we hereby present our Auditors’ Report on the consolidated financial information contained in the Board of Directors’ Report and the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) for the year ended 31 December 2011, which comprise the consolidated statement of financial position as of 31 December 2011 that presents a total of 22,943,790,952 Euros and shareholders’ equity of 3,742,806,093 Euros (net of a distribution of an advance of 2011 net income, amounting to 184,799,868 Euros), including a net profit attributable to the shareholders of the Company of 339,129,232 Euros, the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                    The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the group of companies included in the consolidation, the consolidated results and the comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with IAS/IFRS as endorsed by the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the group of companies included in the consolidation, its financial position or its results and comprehensive income.

3.                    Our responsibility is to perform an audit of the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our audit.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity.

Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500,000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Scope

4.                    Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. Our audit also included verifying that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements as well as the provisions set out in paragraphs 4 and 5 of Article 451° of the Commercial Companies Code (“Código das Sociedades Comerciais”). We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.                    In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2011 and the consolidated results and comprehensive income of its operations, the changes on its consolidated shareholders’ equity and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as endorsed by the European Union and the financial information contained therein is, under the terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Report on other legal requirements

6.                    It is also our opinion that the consolidated financial information included in the Board of Directors’ Report is consistent with the consolidated financial statements for the year and the report on the corporate governance practices includes the information required to the Company, under Article 245° - A of the Portuguese Securities Market Code.

Lisbon, 23 March 2012

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

2

Portugal Telecom

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Corporate Governance Code as published by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) in January 2010, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245-A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 1/2010.

Report and consolidated accounts 2011

1

CONTENTS

CHAPTER 0. CORPORATE GOVERNANCE RULES	7

CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM	7
STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS	8

INTRODUCTION	21

PT STRUCTURE	21
CORPORATE GOVERNANCE	22

CHAPTER I. GENERAL MEETING OF SHAREHOLDERS	25

I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE	26
I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS	26
I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS	26
I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE	27
I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING	27
I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS	27
I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	27
I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE	28
I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS	28
I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS	29
I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS	29
I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS	29
I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS	30
I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY	30
I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	30
I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN PENSION BENEFIT SYSTEMS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS	30
I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER	30
I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS	31
I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	31
I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL	32

CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES	33

SECTION I. GENERAL	33

2

3

II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS	66
Board of Directors	66
Audit Committee	67
II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES	68
II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS	68
II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE	69
II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP	69
SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL	69
II.24. EVALUATION OF THE EXTERNAL AUDITOR	69
II.29. COMPANY REMUNERATION POLICY	70
SECTION IV. REMUNERATION	70
Compensation Committee	70
Independence of the members of the Compensation Committee	70
II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	71
II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANIY’S MANAGEMENT AND SUPERVISORY BODIES	71
II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING	72
II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:	72
(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;	72
(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;	72
(c) Indication of pre-determined criteria for the performance evaluation of executive directors;	73
(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;	73
(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period.	74
(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;	75
(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;	75
(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;	75
(i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;	75
(j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;	75
(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;	77
(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;	77
(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;	77
(o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;	77
(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;	78
(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.	78
II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS	78
II.35. WHISTLEBLOWING	78
SECTION V. SPECIALIZED COMMITTEES	79
II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES	79

4

II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS	79
II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY	79
II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE	79

CHAPTER III. INFORMATION AND AUDITING	81

III.1. CAPITAL STRUCTURE	81
III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS	82
III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	82
III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS	82
III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	83
Constitutive quorum for the General Meeting of Shareholders	83
Resolution quorum for the General Meeting of Shareholders	83
III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHT ARE NOT EXERCISED BY SUCH EMPLOYEES	83
III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION	84
III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY	85
Dividend distribution policy	85
Dividend distributed in the last financial years	85
III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS	87
III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP	87
III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	87
III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	87
III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY	88
III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE	88
III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE	88
III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	89
III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR	90

APPENDIX I	92

United States rules applicable to PT, as a Foreign Private Issuer	92

APPENDIX II	95

Code of Ethics	95
Code of Ethics for Senior Financial Officers	95
Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions	96
a) Transactions by Group Officers	96
b) Related Party Transactions	96
Sustainable Development and Social Responsibility Policy	97

APPENDIX III	99

Functions performed by members of the management body in other companies	99
Professional qualifications and professional activities performed during the last 5 years	107

5

APPENDIX IV	117

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)	117

APPENDIX V	118

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2011 financial year	118

6

CHAPTER 0. CORPORATE GOVERNANCE RULES

CORPORATE GOVERNANCE RULES APPLICABLE TO PORTUGAL TELECOM

Most CMVM Recommendations on the governance of listed companies published in January 2010 (“CMVM Recommendations”)(1) — compliance with which by Portugal Telecom, SGPS S.A. (“Portugal Telecom”, “PT” or “Company”) is assessed on this report — are fully adopted by Portugal Telecom, and are reflected on its Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code. This model’s integrity, transparency and strictness have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers with securities admitted to trading on the New York Stock Exchange (“NYSE”).

In fact, as an issuer of securities admitted to trading on NYSE qualifying as a foreign private issuer, PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the Securities and Exchange Commission (“SEC”) for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

PT is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT has approved internal conduct and transparency rules, namely the Group’s Code of Ethics, the Code of Ethics for Senior Financial Officers, the rules on Management Transactions and the rules on Transactions with Related Parties, as well as a Sustainable Development and Social Responsibility Policy. A short description of all these rules is attached hereto as Appendix II.

PT further adopts rules and structures for internal control, risk management and whistleblowing.

(1)          Available on www.cmvm.pt

(http://www.cmvm.pt/EN/Recomendacao/Recomendacoes/Documents/2010consol.Corporate%20Governance%20Recommendations.2010.bbmm.pdf).

7

STATEMENT OF COMPLIANCE WITH CMVM RECOMMENDATIONS

All along 2011, Portugal Telecom has continued its consolidation task as to the Company’s governance principles and practices, in line with the principle regulatory developments that occurred in 2010, particularly the modifications to the Portuguese Companies Code and the Portuguese Securities Code aimed at transposing the so-called Shareholders’ Rights Directive, as well as the entry into force of CMVM Regulation no. 1/2010 and the CMVM Recommendations on Listed Companies Governance in its version published in January 2010.

Within this framework, Portugal Telecom’s current corporate governance model and principles have progressively been taking in the recommendations and best practices in this field that may contribute to reinforce its governance model and practices.

As CMVM Regulation no. 1/2010 and Recommendations on Listed Companies Governance as published in January 2010 entered into force during the current term of office (2009-2011), during 2010 and 2011 the Company decided to carry out the adaptation of the Company’s practices to such Recommendations, in order to achieve the said reinforcement of Portugal Telecom’s good governance and to the extent that such adoption did not affect pre-existing legal situations.

The Company fully adopts the CMVM Recommendations on Listed Companies Governance as published in January 2010(2), except for Recommendations I.3.3, I.6.1 and II.1.5.3, which are not complied with for the reasons identified hereunder.

The high level of compliance with the best governance practices by Portugal Telecom was recognised by an independent study developed, in 2011, by the Universidade Católica Portuguesa (Portuguese Catholic University), at the request of AEM — Associação de Empresas Emitentes de Valores Cotados em Mercado (Portuguese Listed Companies Association), within which the Company was given the maximum rating — AAA - based on the Company’s 2010 governance report and compliance with the abovementioned CMVM Recommendations.

The Chapters of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the said CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I. GENERAL MEETING OF SHAREHOLDERS

I.1 Board of the General Meeting of Shareholders

I.1.1 The chairman of the board of the general meeting of shareholders shall have human and logistic support resources as appropriate for his needs, taking into account the company’s economic position.

	Yes	Chapter I.

I.1.2 The remuneration of the chairman of the board of the general meeting of shareholders shall be disclosed on the Corporate Governance annual report.	Yes	Chapter I.3

(2) Code of Corporate Governance, available on www.cmvm.pt (see footnote 1 above).

8

CMVM RECOMMENDATION	COMPLIANCE	REPORT

I.2 Participation in the General Meeting of Shareholders

I.2.1 Any imposition of an advance period for the receipt by the board of the declarations of deposit or share blocking for participation in the General Meeting of Shareholders shall not exceed 5 business days.

	Not Applicable	Chapter I.4

I.2.2   In the event of adjournment of the general meeting of shareholders, the company shall not impose such blocking for the whole period until the session is resumed; the usual advance required for the first session shall be sufficient.

	Not applicable	Chapter I.5

I.3 Voting and exercise of the right to vote

I.3.1 Companies shall not provide for any bylaw restriction on voting by correspondence and, where adopted and admissible, on electronic vote by correspondence.	Yes	Chapters I.9 & I.10

I.3.2 The bylaw advance period for the receipt of voting declarations issued by correspondence shall not exceed three business days.	Yes	Chapter I.11

I.3.3 Companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share. Proportionality shall not be complied with, inter alia, by companies: (i) having shares that do not grant voting rights; (ii) establishing that voting rights in excess of a given number shall not be counted if issued by a single shareholder or by shareholder related to such shareholder.

No (1)

I.4 Quorum and resolutions

I.4.1 Companies shall not establish resolution quorum in excess of the provisions of the law.	Yes	Chapter I.8

I.5 Minutes and disclosure of resolutions passed

I.5.1 Extracts from the minutes of general shareholder meetings or documents of a similar content shall be made available to shareholders on the company’s website within five days from the day on which the general shareholder meeting is held, even though not inside information. Information disclosed shall cover resolutions passed, capital represented and voting results. Such information should be kept on this website during three years at least.

	Yes	Chapters I.13 & I.14

I.6 Measures regarding the control of the company

I.6.1 Measures adopted to prevent the success of takeover bids shall respect the interests of the company and of its shareholders. Corporate bylaws that provide, in observance of this principle, for a limitation to the number of votes that may be held or exercised by a single shareholder, individually or in agreement with other shareholders, shall also establish that, at least every

No (2)

9

CMVM RECOMMENDATION	COMPLIANCE	REPORT

five years, an amendment to or the maintenance of such bylaw provision shall be subject to a resolution at the general shareholder meeting — with no requirements for an aggravated quorum as compared to the legal one — and that upon such resolution all votes cast shall be counted without the operation of such limitation.

I.6.2 Defensive measures the effect of which is to automatically cause a serious erosion in the company’s assets in the case of change of control or of change in the composition of the management body, thus hindering the shares’ free transferability and shareholders’ free evaluation of the performance of members of the management body, shall not be adopted.

	Yes	Chapter I.20

II. MANAGEMENT AND SUPERVISORY BODIES

II.1 General

II.1.1 Structure and duties

II.1.1.1   The management body shall assess on its annual report on Corporate Governance the adopted model, by identifying any constraints on its operation and proposing action measures as are, in its opinion, creditworthy to overcome such constraints.

	Yes	Introduction, Corporate Governance

II.1.1.2   Companies shall create internal control and risk management systems, to safeguard their value and to the benefit of transparency in their corporate governance allowing for risk identification and management. Such systems shall incorporate, at least, the following components: (i) establishment of strategic corporate targets in the matter of risk assumption; (ii) identification of the main risks connected to the business actually carried out and to events susceptible of originating risks; (iii) review and measurement of the impact and probability of occurrence of each potential risk; (iv) risk management aimed at aligning risks actually incurred with the corporate strategic option as to risk assumption; (v) control mechanisms for the implementation and efficiency of risk management measures adopted; (vi) adoption of internal information and communication mechanisms on the various components of the system and for risk alerting; (vii) periodic assessment of the adopted system and implementation of modifications as necessary.

	Yes	Chapter II.5

II.1.1.3   The management body shall ensure the creation and operation of internal control and risk management systems. It shall be the supervisory body’s responsibility to evaluate the operation of such systems and propose their adjustment to the company’s needs.

	Yes	Chapters II.5 & II.6

II.1.1.4 On their annual report on Corporate Governance, companies shall: (i) identify the main economic, financial	Yes	Chapters II.5 & II.9

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and legal risks to which the company may be exposed in carrying out their business; (ii) describe the operation and efficiency of the risk management system.

II.1.1.5 Management and supervisory bodies shall be provided with internal regulations and shall have them disclosed on the company’s website.	Yes	Chapter II.7

II.1.2 Incompatibilities and independence

II.1.2.1   The board of directors shall include a sufficient number of non-executive directors whose role is to ensure an actual ability to audit, supervise and assess the activity of its executive members.

	Yes	Chapter II.1, Board of Directors

II.1.2.2   The non-executive members of the management body shall include a number of independent members as appropriate, taking into account the size of the company and its shareholder structure, which shall in no case be less than a quarter of the total number of directors.

	Yes	Chapter II.14, Board of Directors

II.1.2.3   The assessment of non-executive member independence by the management body shall take into account all laws and regulations in force on independence requirements and incompatibility rule system applicable to members of the other corporate bodies, and ensure a systematic and time consistency in the application of independence criteria throughout the company. No director shall be deemed independent if such director could not assume such capacity in another corporate body by virtue of the applicable rules.

	Yes	Chapter II.14, Board of Directors

II.1.3 Eligibility and appointment

II.1.3.1 According to the applicable model, the chairman of the audit committee or of the committee for financial matters shall be independent and be qualified as appropriate for his duties.	Yes	Chapter II.14 Audit Committee

II.1.3.2 The selection procedure for non-executive board member candidates shall be designed in such a way as to prevent interference by executive members.	Yes	Chapter II.16

II.1.4 Policy on the report of irregularities

II.1.4.1   The company shall adopt a policy on the report of irregularities allegedly occurred within it, with the following data: (i) indication of the means that can be used for internal reporting of irregular practices, including the persons with legitimacy to receive such communications; (ii) indication of the treatment to be given to any such communications, including confidential treatment where the communicator so wishes.

	Yes	Chapter II.35

	Yes	Chapter II.35

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II.1.4.2 Such policy’s general guidelines shall be disclosed in the company’s Corporate Governance report.

II.1.5 Remuneration

II.1.5.1   The remuneration of the members of the management body shall be structured in such a way as to allow the alignment of their interests with the company’s long-term interests, be based on performance evaluation and disincentive excessive risk undertaking. For such purpose, remunerations shall be structured, notably, as follows:

Yes

(i) The remuneration of directors exercising executive duties shall incorporate a variable component, which determination shall depend on a performance evaluation carried out by the competent bodies of the company, according to pre-determined measurable criteria, taking into account the real growth of the company and the value actually created to its shareholders, its long-term sustainability and the risks undertaken, as well as compliance with the rules applicable to the company’s business.

Yes

(ii) The variable component shall be reasonable overall as compared to the fixed remuneration component, and maximum limits should be fixed for all components.

(iii) A significant portion of the variable remuneration shall be deferred for a period of no less than three years, and its payment shall be dependent on a continued positive performance by the company all along such period.

	Yes	Chapters II.31, II.32, II.33 & II.34

(iv) The members of the management body shall not enter into contracts, either with the company or with any third party, that might result in mitigating the risk inherent to remuneration variability as established by the company.

Yes

(v) Executive directors shall keep, up to the end of their term of office, all company shares to which they may have acceded by virtue of variable remuneration schemes, up to a limit of twice the amount of their total annual remuneration, save for such shares as are required to be disposed of in order to pay taxes arising from the benefit of those same shares.

Yes

(vi) Where the variable remuneration comprises the allotment of options, the beginning of the period of exercise shall be deferred for no less than three years.	Not applicable

(vii) Legal instruments as appropriate shall be established for compensation as established for any form of removal without just cause of a director not to be paid if such removal or termination by mutual agreement is due to inappropriate performance by such director.

Not applicable

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(viii) Remuneration of non-executive members of the management body shall include no component the value of which depends on performance or the value of the company.	Yes

Yes

II.1.5.2   The statement on the remuneration policy for the management and supervisory bodies as referred to in article 2 of Law no. 28/2009 of 19 June 2009 shall, in addition to the content as mentioned thereunder, contain sufficient information: (i) on the groups of companies the remuneration policy and practices of which were taken as a comparison constituent for fixing the remuneration; (ii) on payments related to removal or termination by mutual agreement of director jobs.

	Yes	Chapters II.29 & II.30

II.1.5.3   The statement on remuneration policy as referred to in article 2 of Law no. 28/2009 shall further cover officers in the meaning of article 248B-3 of the Securities Code whose remuneration contains an important variable component. The statement shall be detailed and the policy presented shall take into account, inter alia, the long-term performance of the company, compliance with the rules applicable to the company’s business and restraint in risk taking.

	No(3)	Chapter II.29

II.1.5.4   “A proposal shall be submitted to the general shareholder meeting on the approval of plans for the allotment of shares and/or share call options or based on share price variations to members of the management, supervisory bodies and other officers in the meaning of article 248B-3 of the Securities Code. (...)”

	Not applicable	Chapters II.31 & II.33

II.1.5.6 At least one representative of the Compensation Committee shall be present at the general shareholder meetings.	Yes	Chapter I.15

II.1.5.7   The annual report on Corporate Governance shall disclose the amount of the remuneration received, in aggregate and individual form, in other companies of the group and the pension rights acquired during the financial year concerned.

This recommendation is no longer in force

II.2 Board of Directors

II.2.1 Within the limits established by law for each management and supervisory structure, and other than by reason of the reduced	Yes	Chapter II.3, A., Executive Committee

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size of the company, the board of directors shall delegate the management in the normal course of the company, and any delegated responsibilities shall be identified on the annual report on Corporate Governance.

II.2.2 The board of directors shall ensure that any company action is consistent with its goals, and shall not delegate its responsibility, notably, as regards: (i) the definition of the company’s strategy and general policies; (ii) the definition of the corporate structure of the group; (iii) any decisions as should be considered strategic decisions due to their amount, risk or special characteristics.

	Yes	Chapter II.3, A., Executive Committee

II.2.3 “In case the chairman of the board of directors carries out executive duties, the Board of Directors shall (...)”	Not applicable	Chapter II.1, Board of Directors and Chapter II.8

II.2.4 The annual management report shall include a description of the activity carried out by non-executive directors, and mention, inter alia, any constraints faced.	Yes	Chapter II.17

II.2.5. The company shall clearly and fully express its policy on function rotation within the Board of Directors, notably of the member responsible for the financial function, and provide information thereon in the annual report on Corporate Governance.

	Yes	Chapter II.11

II.3 Executive Committee

II.3.1 Directors exercising executive duties, where requested by other corporate body members, shall provide, in a timely manner and as appropriate for any such request, any information as so requested.

	Yes	Chapter II.3, A., Disclosure obligations of the Executive Committee

II.3.2 The chief executive officer shall send all notices and minutes of such committee’s meetings respectively to the chairman of the board of directors and to the chairman of the supervisory board or of the audit committee, as the case may be.

	Yes	Chapter II.13

II.3.3 “The chairman of the executive board of directors shall send to the chairman of the general and supervisory board (...)”.	Not applicable

II.4 Audit Committee

II.4.1 “The general and supervisory board (...)”	Not applicable

II.4.2 Annual reports on the business carried out by the general and supervisory board, the committee for financial matters, the audit committee and the supervisory board shall be subject to disclosure on the company’s website, together with the financial statements.

	Yes	Chapter II.4

II.4.3 Annual reports on the business carried out by the general and supervisory board, the committee for financial matters, the audit committee and the supervisory board shall include a description of their supervisory activity, and mention, inter alia, any constraints faced.

	Yes	Report available on PT’s website, Chapter II.4

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II.4.4 The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall represent the company, for all intents and purposes, vis-à-vis the external auditor, it being its responsibility, inter alia, to propose the provider of such services and such provider’s remuneration, to take charge of ensuring, within the company, conditions as appropriate for such service provision, as well as being the company’s interlocutor and primary addressee of the relevant reports.

	Yes	Chapters II.3, B., Audit Committee & III.17

II.4.5 The general and supervisory board, the audit committee and the supervisory board, according to the applicable model, shall evaluate the external auditor each year and propose the removal of the same to the general shareholder meeting where cause therefor occurs.

	Yes	Chapter II.24 & III.17

II.4.6 Internal audit services and services ensuring compliance with the rules applicable to the company (compliance services) shall report functionally to the Audit Committee, to the General and Supervisory Board or, in case of companies adopting the Latin model, to an independent director or to the Supervisory Board, regardless of their hierarchical relationship with the executive management of the company.

	Yes	Chapters II.5 & II.6

II.5 Specialized committees

II.5.1 Other than by reason of the reduced size of the company, the board of directors and the general and supervisory board, according to the adopted model, shall create any committees as required to: (i) ensure a competent and independent performance evaluation of the executive directors and of their own overall performance evaluation, as well as of the various existing committees; (ii) ponder on the adopted governance system, check its efficiency and propose to the competent bodies any action as required to improve it; (iii) identify, in due time, potential candidates having the high profile required for the performance of director duties.

	Yes	Chapter II.2, Evaluation Committee & Corporate Governance Committee

II.5.2 The members of the compensation or similar committee shall be independent from the members of the management body and include at least one member with knowledge and experience on remuneration policy matters.

	Yes	Section IV, Independence of Members of the Compensation Committee & Chapter II.38

II.5.3 No individual or corporation providing or having provided, in the last three years, services to any structure depending on the Board of Directors or to the company’s Board of Directors itself or currently having a current relationship with a consultant to the company shall be engaged to support the Compensation Committee in its duties. This recommendation shall be also applicable to any individual or corporation related by employment contract or service agreement to such persons.

	Yes	Chapter II.39

	Yes	Chapter II.37

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II.5.4 All committees shall draw up minutes of the meetings held.

III. INFORMATION AND AUDIT

III.1 General disclosure obligations

III.1.1 Companies shall ensure the existence of a permanent contact with the market, in observance of the principle of equality of all shareholders and preventing any asymmetries in the access to information by investors. For such purpose, the company shall keep an investor support office.

	Yes	Chapter III.16

III.1.2 The following information, to be available on the company’s website, shall be disclosed in English:

a)    The name of the company, that it is a public company, its registered office and all other data mentioned under article 171 of the Companies Code;

b)    The bylaws;

c)    Identification of all members of the corporate bodies and the representative for market relations;

d)    Investor Support Office, its duties and means of access;

e)    Financial statements;

f)     Six-month agenda of corporate events;

g)    Proposals submitted to discussion and voting at the general shareholder meeting;

h)    Notices for general shareholder meetings.

	Yes	Chapter III.16

III.1.3 Companies shall promote a rotation of the auditor, at the expiration of each two or three terms of office, according to such terms of office being of four or three years respectively. Keeping the auditor beyond such period must be grounded on a special opinion of the supervisory body expressly considering the independence conditions of the auditor and the benefits and costs of the auditor’s replacement.

	Yes	Chapter III.18

III.1.4 The external auditor shall, within the scope of his responsibilities, control the application of remuneration policies and systems, the efficiency and operation of internal control mechanisms and report any deficiencies to the supervisory body of the company.

	Yes	Chapter III.17

III.1.5 The company shall not engage either the external auditor or any person in a participation relationship with or incorporated in the same network as the external auditor to provide services other than audit services. Where there are reasons for such services to be engaged — which must be approved by the supervisory body and clearly and fully expressed in its annual report on Corporate Governance — the same shall not be in excess of 30% of the total amount of the services provided to the company.

	Yes	Chapter III.17

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IV. CONFLICTS OF INTEREST

IV.1 Relationships with shareholders

IV.1     Any transactions of the company with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be made under normal market conditions.

	Yes	Chapters III.12 & III.13

IV.2     Significant relevance transactions with shareholders of qualified holdings, or entities in any kind of relationship with the same pursuant to article 20 of the Securities Code, shall be submitted to a prior opinion by the supervisory body. This body shall establish the procedures and criteria as required for defining the level of significant relevance of such transactions and all other conditions for intervention.

	Yes	Chapter III.13

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(1) CMVM Recommendation no. I.3.3 on the proportionality between voting rights and shareholding

According to this recommendation, companies shall ensure proportionality between voting rights and shareholding, preferably through a bylaw provision making one vote correspond to each share.

Consistently with what PT has defended in the past, PT considers that, since the principle according to which each share corresponds to one vote is not universally accepted and can generate inefficiencies in the organization and operation of the General Meeting of Shareholders, it is justifiable to keep the bylaw provision for a minimum number of 500 shares to exercise one vote as set out in article 13.5.

In fact, such principle is not established in other jurisdictions or reference markets, and the European Union has stopped, at the end of 2007, any efforts regarding its adoption (either by means of a directive or through mere recommendation).

Additionally, a bylaw provision for a minimum number of shares to exercise one vote is intended to make the General Meeting of Shareholders function efficiently, and permit actual participation by Shareholders reaching such threshold. This provision is not intended to create a defensive measure or a control enhancing mechanism.

Also in accordance with CMVM Recommendation no. I.3.3, companies whose bylaws establish that voting rights above a certain number should not be counted if cast by a single shareholder or by shareholders related to such shareholder fail to comply with the said proportionality between voting rights and shareholding.

In this connection, it should be mentioned that PT does not adopt CMVM Recommendation no. I.3.3 because its Bylaws contain a limitation to vote counting, whereby votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the whole capital shall not be counted (article 13.10).

Essentially, and as better explained in (2) below, these bylaw limitations represent a measure of expansion of shareholder democracy and contribute to the dissemination of share capital and greater transparency in the governance of the Company.

It should be stressed, in fact, that the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is impossible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a listed company.

(2) CMVM Recommendation no. I.6.1 on defensive measures against takeovers and limitations to voting right exercise

In spite of the existence, as a result of the Company’s privatisation procedure, of class A shares in PT’s share capital, it is PT’s understanding that its Bylaws do not contain any defensive clauses contrary to the interests of the Company and its Shareholders, so much so since class A shares no longer grant special rights to the Portuguese State as the holder of such shares by virtue of the bylaw amendments as approved at the General Meeting of Shareholders held on 26 July 2011.

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Additionally and as mentioned above, PT’s Bylaws stipulate a limitation on the counting of votes, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total capital shall not be counted. The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of Shareholders in order to resolve on its maintenance or not. Therefore, PT does not adopt CMVM Recommendation no. I.6.1.

In truth, this provision, which intrinsically reflects — and historically appeared in several European countries — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions within the context of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the takeover bid to which PT was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the said takeover bid to acquire the shares representing PT´s share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the takeover bid was subject.

However, at the General Meeting of Shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned takeover bid, the proposal was rejected by a majority of votes cast and without the opposition of the class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s governance.

In this way, it is PT’s understanding that the measures adopted (or which effect may be) to prevent the success of takeover bids respect the interests of the Company and of its Shareholders, and they correspond to their will, as expressed at the abovementioned General Meeting of Shareholders of 2 March 2007.

(3)          CMVM Recommendation no. II.1.5.3 on the inclusion of officers’ remuneration in the content of the statement on remuneration policy mentioned in Law no. 28/2009 of 19 June 2009

This Recommendation extends the scope of the statement on the remuneration policy of management and supervisory body members provided for under Law no. 28/2009 of 19 June 2009 so as to include information on the officers’ remuneration policy, which, according to CMVM’s understanding, implies the submission of this policy to the General Meeting of Shareholders under an agenda item specifically related to the said remuneration policy statement.

PT’s understanding has been that such information on the remuneration of the Company’s officers, other than the members of the corporate bodies, should be included in a document prepared by the management body and submitted to the Annual General Meeting of Shareholders together with the statutory financial statements under the agenda item related to the annual accounts approval.

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In fact, the Company’s officers that are not members of the corporate bodies are considered Company’s employees, and the definition of their remuneration policy is within the power of neither the General Meeting of Shareholders nor of the Compensation Committee, it is rather a matter related to the Company’s management.

This allocation of powers is not even specific to PT’s governance model. In fact, the remuneration of officers is, in any governance model, a matter related to human resource management, which is clearly a matter within the powers of the management body.

For all the above reason, the Company cannot but consider that the Recommendation in question is not consistent with the legal rules in force, according to which: (i) matters of management are primarily within the powers of the management body; (ii) the definition of remuneration of the corporate bodies, and none other, is primarily within the powers of the general meeting of shareholders, who may appoint a compensation committee, and such committee is under the obligation of exercising the so-called “say on pay” enshrined in Law no. 28/2009 of 19 June 2009.

Such understanding does not impair the Board of Directors duty to report to the Company’s General Meeting of Shareholders as to officer remuneration policy, just like the Board does as to any matter within its powers, and so, in PT’s opinion, the proper venue for such purpose is the report and accounts submitted each year to the General Meeting of Shareholders.

In this way, in order to ensure transparency and accountability of management decisions in this field, the Board of Directors will submit the said policy to the Shareholders on an appendix to the present corporate governance report.

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INTRODUCTION

PT STRUCTURE

PT is a global telecommunications operator, the leader at national level in all its operation segments, and offers, on a global integrated basis, its services, products and solutions to a universe in excess of 93 million customers.

PT claims its position as the Portuguese corporation with the largest national and international projection, with a presence in the European, Asian and African continents. It has a diversified business portfolio, where quality and innovation are the determining factors, at the level of state-of-the-art of international companies in its sector.

The highlight at international level is PT’s operation in the Brazilian market, to which the Company has dedicated a significant portion of its investments.

On 28 March 2011, PT completed its strategic investment in Telemar Norte Leste, S.A., and Contax, S.A., for the overall amount of 8,437 million reais (3,728 million euros). Such strategic investments were made under the agreements entered into with the controlling shareholders in Telemar Participações, S.A., which controls and fully consolidates Oi, and CTX Participações, S.A., which in its turn controls and fully consolidates Contax. Additionally, the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated, reflecting the direct and indirect 25.6% stake held by PT in Telemar Participações, the controlling shareholder in Oi, which fully consolidates Oi companies, including Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom. Contax is proportionally consolidated, reflecting the direct and indirect 44.4% stake owned by PT in CTX Participações, which fully consolidates Contax, which in its turn fully consolidates Dedic/GPTI as from 1 July 2011.

PT made strategic investments in Oi and Contax through its wholly owned holding companies, Bratel Brasil and PT Brasil respectively, and acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax. Such economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax.

PT is formally structured in the following business segments: telecommunications in Portugal (PT Comunicações and TMN), telecommunications in Brazil (Oi) and Others, including international business in Africa and Asia, contact centre business in Portugal and Brazil, IT and innovation business and instrumental companies. Such units are coordinated by the holding company, led by its Executive Committee with the support of the corporate centre. Subsidiaries report functionally, not hierarchically, thus ensuring an effective articulation.

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Portugal Telecom

Telecommunications in Portugal

Customer segment
Personal	100%	PT Comunicações
Residential	100%	TMN
Enterprise
Other

Telecommunications in Brazil
	25.6%	Oi

Other
	44.4%	Contax
	25%	Unitel(1)
	40%	CVT(1)
	34%	MTC(1)
	51%	CST(1)
	41.12%	Timor Telecom
	28%	CTM

Instrumental Companies
	100%	PT Sistemas de Informação
	100%	PT Inovação
	100%	PT PRO
	100%	PT Compras
	100%	PT Contact

(1) Shares held by Africatel, which is 75% controlled by PT.

CORPORATE GOVERNANCE

PT follows the Anglo-Saxon governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of Shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of Shareholders upon a proposal by the Audit Committee.

PT’s organization structure further includes a Compensation Committee elected by the General Meeting of Shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

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The members of the corporate bodies and of the Board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected once or more times within the limits of the law.

PT’s governance model may be schematized as follows:

The values of efficiency, simplicity, transparency and accuracy are the basic pillars of this governance model providing PT with a structure as appropriate for the specificities and needs of the Company. This model has also been welcomed by the market.

Within this context, PT’s governance includes an Executive Committee with powers delegated by the Board of Directors, which acts on a predominantly operational basis, while the Board of Directors is entrusted with the supervision of corporate activities, with the support of the Corporate Governance Committee and of the Evaluation Committee, each such internal committee acting within the scope of

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A Disclosure Committee and a Sustainability Committee, as well as several operational departments that guarantee an effective and transparent management of the Company complete the Executive Committee’s supporting structures.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT’s internal control and risk management system.

PT General Meeting of Shareholders resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of other corporate bodies.

In this way, considering the full implementation and consolidation of the governance model adopted by the General Meeting of Shareholders of 22 June 2007, for purposes of compliance with the CMVM Recommendation no. II.1.1.1, and based on the reflexion of the Corporate Governance Committee pursuant to CMVM Recommendation no. II.5.1. part ii), PT considers that this governance model has ensured an effective performance of the duties of its corporate bodies and their articulation, and has proven appropriate to the specificities of the Company. There have been no constraints to its operation and no circumstance that might impair the regular functioning of the adopted checks and balances system has occurred as to justify any change to PT’s organization structure or governance practices.

In fact, and as concluded within the follow up of this governance model made by the Corporate Governance Committee, such model has proven to be appropriate to catalyse national and international corporate governance best practices and to contribute to the transparency and accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

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CHAPTER I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders, composed of Shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of Shareholders by the Board of Directors, the Audit Committee or by Shareholders representing at least 2% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of Shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of Shareholders is a sufficient instrument of representation.

For such purpose, Shareholders may access the representation letter form made available on the website www.telecom.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of Shareholders, as well as in replying to queries raised or requests submitted by the Shareholders, the Chairman of the Board of the General Meeting of Shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of Shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of Shareholders is also provided with logistic support as required to carry out his duties, and the Shareholders may contact the Board of the General Meeting of Shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, 40-10º piso, 1069-300 Lisboa
Telephone:	+351.800.207.369
Fax:	+351.215.001.890
E-mail:	assembleia-ptsgps@telecom.pt

The members of the Board of the General Meeting of Shareholders comply with the independence requirements of article 414-5 and incompatibility rules of article 414A-1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374 A of that same Code.

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I.1. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

Board of the General Meeting of Shareholders

António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

I.2. MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS — COMMENCEMENT AND EXPIRATION OF TERMS OF OFFICE

The members of the Board of the General Meeting of Shareholders were elected on 27 March 2009 for the 2009-2011 three-year term of office. Taking into account the expiration of the term of office on 31 December 2011, the Company’s Annual General Meeting of Shareholders to be held at the beginning of 2012 will elect new members for the Board of the General Meeting of Shareholders for the 2012-2014 three-year term of office.

I.3. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the yearly remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 euros.

I.4. INDICATION OF BLOCKING PERIOD REQUIRED FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS

As a result of the implementation in the national legal system, by Decree-Law no. 49/2010 of 19 May 2010, of Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies, such companies are now prevented from requiring from their shareholders the blocking of their shares for purposes of confirmation of entitlement to voting rights and participation in the General Meeting of Shareholders.

In this way, CMVM Recommendation no. I.2.1, as well as item I.4 of Appendix I to CMVM Regulation no. 1/2010, are no longer in force.

I.5. INDICATION OF RULES APPLICABLE TO SHARE BLOCKING IN THE EVENT OF ADJOURNMENT OF THE GENERAL MEETING OF SHAREHOLDERS

As referred to in the foregoing item, in the light of the rules currently in force, it is not admissible for listed companies to require that shareholders block their shares in order to participate in the General Meeting of Shareholders.

Consequently, CMVM Recommendation no. I.2.2 and item I.5 of Appendix I to CMVM Regulation no. 1/2010 should be considered as no longer in force.

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I.6. NUMBER OF SHARES CORRESPONDING TO ONE VOTE

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only Shareholders entitled to vote may attend a General Meeting of Shareholders.

Within the framework of American Depository Receipts (ADR) or Global Depository Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the Shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the Shareholders, provided however that such Shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of Shareholders.

I.7. LIMITATIONS ON VOTING RIGHT EXERCISE OR VOTE COUNTING

In addition to Chapter I.6. above, and according to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights.

I.8. BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS

Under article 14 of the Company’s Bylaws, the General Meeting of Shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Meeting of Shareholders established under PT’s Bylaws is no different from that established under the Portuguese Companies Code.

The rules applicable to resolutions on any amendment to the bylaws are described in Chapter III.6.

PT’s Bylaws do not provide for any system of detachment of patrimonial rights pertaining to the shares.

I.9. EXISTENCE OF BYLAW RULES ON THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

The Company Bylaws provide that the voting by correspondence may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

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The Bylaws further provide that the terms and conditions for voting by correspondence shall be defined by the Chairman of the Board of the General Meeting of Shareholders on the notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to voting.

Vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of Shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, the said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

Additionally, the Bylaws provide that votes cast by correspondence are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence, or of his representative, determines the revocation of the vote so cast.

I.10. MAKING AVAILABLE A FORM FOR THE EXERCISE OF VOTING RIGHTS BY CORRESPONDENCE

According to PT’s practice, the procedure for voting by correspondence shall be as follows:

•                  Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such Shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                  Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to Shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                  As an alternative, Shareholders may also download the voting papers from the website www.telecom.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the ID card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

I.11. REQUIREMENT FOR A PERIOD OF TIME BETWEEN RECEIPT OF THE DECLARATION OF VOTE BY CORRESPONDENCE AND THE DATE OF THE GENERAL MEETING OF SHAREHOLDERS

The period of time implemented for receipt of declarations of vote by correspondence according to PT’s practice since the 2008 Annual General Meeting of Shareholders is 3 business days prior to the date of the General Meeting, in compliance with CMVM Recommendation no. I.3.2.

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I.12. EXERCICE OF VOTING RIGHTS BY ELECTRONIC MEANS

All bylaw rules described in Chapter I.9. are applicable to the exercise of voting rights by electronic means.

According to a practice implemented in the Company, Shareholders may vote through the website www.telecom.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of Shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant ID card), and setting out the post address to where the password to be made available by the Company should be sent.

Such Shareholders may exercise their voting rights during the period established on the notice for the General Meeting of Shareholders.

I.13. EXTRACTS FROM MINUTES OF GENERAL MEETINGS OF SHAREHOLDERS

PT disclosed to the market, within 5 days as from the Annual General Meetings held on 6 May and 26 July 2011, information regarding the resolutions passed by the Shareholders, capital represented and voting results.

PT also made available on its website an extract of the minutes of the General Meetings of Shareholders held in 2011.

In this way, PT complies with CMVM Recommendation no. I.5.

I.14. BACKGROUND INFORMATION ON GENERAL MEETINGS OF SHAREHOLDERS

Under article 21-C of the Portuguese Securities Code, the proposals to be submitted by the Board of Directors to the General Meeting of Shareholders, as well as the reports that must be attached thereto by law and all other preparatory information data, are made available to Shareholders at the Company’s registered office and on the Company’s website on the date of publication of the notice for the General Meeting of Shareholders and always for a period of no less than 21 days prior to the meeting. These documents are also disclosed in the English language.

At the time of the preparation of the Annual General Meeting of Shareholders, the financial statements are also made available to Shareholders on the CMVM Information Disclosure System, simultaneously with the disclosure of the notice.

In order to provide easier access to such documents, especially by foreign Shareholders, the Investor Relations Office will send the same by post, fax or electronic mail, upon request.

Moreover, the text of the proposals submitted by Shareholders to the General Meeting of Shareholders are available on the Company’s website as provided for by law and regulations.

Additionally, PT discloses a summary of the resolutions approved at the General Meeting of Shareholders on the CMVM Information Disclosure System and on its website, as well as through its Investor Relations Office.

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PT keeps on its website, in respect of the three preceding years, a record of the agendas and resolutions approved at the General Meetings, as well as information on the share capital represented and voting results at the relevant meetings, thereby adopting CMVM Recommendation no. I.5.

I.15. INDICATION OF THE REPRESENTATIVE(S) OF THE COMPENSATION COMMITTEE ATTENDING GENERAL MEETINGS OF SHAREHOLDERS

At General Meetings of Shareholders held by the Company, at least one member of the Compensation Committee has been present at all times pursuant to CMVM Recommendation no. II.1.5.6. At the General Meetings held on the 6th May and 26th July 2011, Mr. Álvaro Pinto Correia, Chairman of PT’s Compensation Committee during the current term of office, attended the meetings.

I.16. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN THE REMUNERATION AND EVALUATION POLICY

Remuneration policies implemented in PT are as referred to under Chapters II.29. and II.30. Such policies are reported for discussion by the Shareholders at all Annual General Meetings of Shareholders.

Moreover, pursuant to the law, the General Meeting of Shareholders carries out an overall appraisal of the management (and supervision) of the Company each year.

I.17. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN SHARE ALLOTMENT PLANS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no share allotment and/or stock option plans, or other share plan based on share price variation for members of the management and supervisory bodies and other officers (in the meaning of article 248B-3 of the Portuguese Securities Code).

I.18. INTERVENTION OF THE GENERAL MEETING OF SHAREHOLDERS IN PENSION BENEFIT SYSTEMS FOR MANAGEMENT, SUPERVISION AND OTHER OFFICERS

There are no PT sponsored retirement benefit plans applicable to the members of the Company’s management and supervisory bodies.

The pension benefit system applicable to some Company officers (in the meaning of article 248B-3 of the Portuguese Securities Code) is described on Note 14 to the consolidated financial statements. It is reported for discussion by the Shareholders at all Annual General Meetings of Shareholders.

I.19. BYLAW PROVISION REGARDING THE SUBMISSION TO THE GENERAL MEETING OF SHAREHOLDERS, EVERY FIVE YEARS, OF THE RULE OF LIMITATION OF VOTES SUSCEPTIBLE OF HOLDING OR EXERCISE BY A SINGLE SHAREHOLDER

PT’s Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13.10). The Bylaws do not provide, however, for such clauses to be

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subject, every five years, to General Shareholder Meeting resolution deciding on whether to keep the same on the Bylaws.

I.20. DEFENSIVE MEASURES CAUSING EROSION IN THE COMPANY’S ASSETS

The Company does not adopt any defensive measures the effect of which is to automatically cause serious erosion in the Company’s assets in the event of a change of control or change in the composition of the management body.

I.21. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance the following should be highlighted: Private Instrument for a Call Option on Shares Issued by Telemar Participações S.A., Pasa Participações S.A., EDSP75 Participações S.A. and other Oi Companies, entered into on 25 January 2011.

Under such agreement, the companies in the Oi Group shall be entitled to acquire from the PT Group, who will be under the obligation of selling, its shares as directly and indirectly held in the Oi Group, in the event of a change of PT control structure as defined under the agreement. Such call option shall remain in force for as long as PT is the holder of a direct or indirect share in Telemar Participações S.A.

Moreover, the Addendum to the Shareholders’ Agreement in respect of Telemar Participações S.A., also entered into on 25 January 2011 between PT and shareholders in Telemar Participações S.A., provides that the controlling shareholder, whether directly or indirectly, of any one of the parties (PT included) can only cease exercising control over such party upon prior submission by the latter of a proposal for disposal of the shares held by such party in Telemar Participações S.A. to the other parties to the agreement.

Additionally, we should mention the shareholders’ agreement entered into between PT and Samba Luxco S.a r.l. (“Helios”), dated 13 August 2007, regarding the company Africa PT, B.V. (currently “Africatel, B.V.”), incorporated within the context of the strategic partnership established between the above companies for the purpose of jointly creating and developing a telecommunications service provider operating in the entire Sub-Saharan Africa. Under such shareholders’ agreement, in the event of a change of control in Portugal Telecom, Helios shall have a put option to sell to PT its entire shareholding in Africatel, B.V.

Finally, during the 2011 financial year PT further entered into new financing agreements, in the overall amount of 1,200,000 euros, which provide for change of control clauses.

PT describes the financial covenants that may affect the Company as regards change of control clauses under Note 38 to the consolidated financial statements included in the Report and Consolidated Accounts for 2011.

There are no significant agreements entering into force in the event of change in control in PT.

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I.22. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL

There are no agreements between PT and the members of the management body or officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change of control in the Company.

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CHAPTER II. MANAGEMENT AND SUPERVISORY BODIES

SECTION I. GENERAL

II.1. IDENTIFICATION AND COMPOSITION OF CORPORATE BODIES

Board of Directors

The members of the Board of Directors were elected on 27 March 2009 for the 2009-2011 three-year term of office. Taking into account the expiration of this term of office on 31 December 2011, the Annual General Meeting of Shareholders taking place at the beginning of 2012 will elect new members for the corporate bodies for the 2012-2014 three-year term of office. As of 31 December 2011, the composition of the Company’s Board of Directors was as follows:

Members				Corporate
(date of first	Board of	Executive	Audit	Governance	Evaluation			No. of
appointment)	Directors	Committee	Committee	Committee	Committee		Independence(4)	shares
Henrique Granadeiro (2003)	Chairman				Chairman	(1)	Yes	150
Zeinal Bava (2000)	Member	Chairman (CEO)			Member	(2)		63,161
Luís Pacheco de Melo (2006)	Member	Member (CFO)						45
Carlos Alves Duarte (2009)	Member	Member						40
Manuel Rosa da Silva (2009)	Member	Member						90
Shakhaf Wine (2009)	Member	Member						—
Alfredo Baptista (2011)	Member	Member						8,193
Pedro Durão Leitão (2011)	Member	Member						758
João de Mello Franco (1998)	Member		Chairman	Member	Member	(3)	Yes	13,308	(5)
José Xavier de Basto (2007)	Member		Member				Yes	—
Mário João de Matos Gomes (2009)	Member		Member				Yes	—
Otávio Marques de Azevedo (2011)	Member							—
Francisco Bandeira (2008)	Member							523	(6)
Rafael Mora Funes (2007)	Member				Member			501	(7)
Joaquim Goes (2000)	Member			Member	Member			2,437
Pedro Jereissati (2011)	Member							—
Gerald S. McGowan (2003)	Member						Yes	—
Maria Helena Nazaré (2009)	Member						Yes	—
Amílcar de Morais Pires (2006)	Member							3,242
Francisco Soares (2006)	Member			Member	Member		Yes	—
Jorge Tomé (2002) (8)	Member			Member	Member			—
Paulo Varela	Member			Member				7,134

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(2009)
Milton Silva Vargas (2009)	Member		Yes	—
Nuno de Almeida e Vasconcellos (2006)	Member	Chairman		11,190

(1)          Inherently in his office as Chairman of the Board of Directors.

(2)          Inherently in his office as CEO.

(3)          Inherently in his office as Audit Committee Chairman.

(4)          According to the rules described in Chapter II.15. below.

(5)          322 of which are held by his spouse.

(6)          236 of which are held by his spouse.

(7)          100% held by his spouse.

(8)          Submitted his resignation from office in PT on 29 February 2012.

At its meeting held on 6 April 2011, the Board of Directors decided to co-opt, in order to complete the 2009-2011 term of office, Pedro Jereissati and Otávio Marques de Azevedo as non-executive members, and Alfredo Baptista and Pedro Durão Leitão as executive members of the Board of Directors. At the General Meeting of Shareholders dated 6 May 2011, the Shareholders ratified, in accordance with the law, such co-opted members onto the Company Board of Directors.

The Board of Directors of PT is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of Shareholders. According to corporate law, a minimum of Shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

PT’s directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 3 October 2008, the Board of Directors approved its Internal Regulation, whereby non-executive members of this corporate body must correspond to, at least, the majority of the directors in office. Amongst the 24 directors of the Company in office on 31 December 2011, 7 were executive directors and 17 were non-executive directors. This proportion largely exceeds the abovementioned one and, furthermore, is in full compliance with CMVM Recommendation no. II.1.2.1.

Executive Committee

The Board of Directors appoints the Chief Executive Officer (“CEO”) and all other members of the Executive Committee. These members are appointed upon proposal by the CEO.

Composition
Zeinal Bava	Chairman
Luís Pacheco de Melo	Member (CFO)
Alfredo Baptista	Member
Carlos Alves Duarte	Member
Pedro Durão Leitão	Member
Manuel Rosa da Silva	Member
Shakhaf Wine	Member

Audit Committee

In observance of the requirements of article 423B of the Portuguese Companies Code and PT’s Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of

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independence defined under article 414-5 of the same Code, as further explained in Chapter II.14 below, and having higher education as appropriate to carry out their duties, with at least one member having knowledge of audit and accounting matters.

The members of the Audit Committee are appointed by the General Meeting of Shareholders together with all other directors and, in accordance with the Company’s Bylaws, the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

Composition
(date of first appointment)
João de Mello Franco	Chairman
(22/06/2007)
José Xavier de Basto	Member
(22/06/2007)
Mário João de Matos Gomes	Member
(27/03/2009)

Chartered Accountant

The 2009-2011 three-year term of office of the Chartered Accountant commenced on 27 March 2009, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., represented by Pedro João Reis de Matos Silva, Chartered Accountant. Taking into account the expiration of the term of office of corporate body members on 31 December 2011, the Company’s Annual General Meeting of Shareholders to be held at the beginning of 2012 will elect the Chartered Accountant for the 2012-2014 three-year term of office.

Pursuant to its duties, PT’s Audit Committee assessed the independence of the Chartered Accountant, and appraises his work during the 2011 financial year as positive.

The remuneration of the abovementioned audit firm as paid and/or due by reference to the 2011 financial year was 280,500 euros, including services provided to the following Group companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom, PT Imobiliária, PT Compras, PT ACS and PT Pro.

II.2. IDENTIFICATION AND COMPOSITION OF SPECIALIZED COMMITTEES CREATED WITH POWERS IN MATTERS OF CORPORATE MANAGEMENT OR SUPERVISION

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by CMVM within this framework and with the Final Rules approved by the New York Stock Exchange on corporate governance following the Sarbanes-Oxley Act, PT’s Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

As provided for under the corresponding delegation of powers, the Evaluation Committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive directors, including at least one independent director, and

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their term of office shall be the same as the term of office of the Board of Directors. The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee, unless he is also the Chief Executive Officer, in which case one of the non-executive members designated for such purpose by the Board of Directors shall be the Chairman of this Committee.

It should further be stressed that the attendance of the Chief Executive Officer at this Committee is not to the prejudice of compliance with CMVM Recommendation no. II.5.1, since the CEO is, under the relevant Regulation, prevented from voting on resolutions related, on the one hand, to the annual performance appraisal of the members of the Executive Committee, and on the other hand to the selection procedure for PT’s non-executive directors.

Composition
Henrique Granadeiro(1)	Chairman
Zeinal Bava(2)	Member
João de Mello Franco(3)	Member
Joaquim Goes	Member
Rafael Mora Funes	Member
Francisco Soares	Member
Jorge Tomé(4)	Member

(1)          Inherently in his office as Chairman of the Board of Directors.

(2)          Inherently in his office as CEO.

(3)          Inherently in his office as Chairman of the Audit Committee.

(4)          Submitted his resignation from his duties at PT on 29 February 2012.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2011, in addition to the Executive Committee and the Evaluation Committee, the Board of Directors comprised a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of non-executive members of the Board of Directors having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within the PT Group, in light of the specific features of the company. The Chairman of the Corporate Governance Committee is appointed by the Board of Directors.

Composition
Nuno de Almeida e Vasconcellos	Chairman
João de Mello Franco	Member
Joaquim Goes	Member
Francisco Soares	Member
Jorge Tomé(1)	Member
Paulo Varela	Member

(1) Submitted his resignation from his duties at PT on 29 February 2012.

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Structures Supporting the Executive Committee

Investor decisions pertaining to the allocation of capital to listed companies currently take into account not only economic evaluations, but also information transparency and the companies’ executive management safety, sustainability and reliability levels.

Therefore, the Executive Committee has appointed, within the scope of the powers delegated by the Board of Directors, two supporting structures in order to better perform its assignments.

The composition of the structures supporting the Executive Committee is as follows:

Disclosure Committee
Luís de Sousa Macedo	Chairman
Francisco Nunes	Member
Nuno Prego	Member
Carlos Cruz	Member
Nuno Vieira	Member
Guy Pacheco	Member
Bruno Saldanha	Member

Sustainability Committee

The composition of the Sustainability Committee is defined inherently in the offices exercised within the PT Group, as follows:

•                  PT CEO;

•                  Manager of Corporate Communication and Image;

•                  Directors of PT Comunicações and TMN responsible for the sustainability function within their respective company;

•                  PT team in charge of the operational coordination and implementation of sustainability programmes.

Should it be deemed appropriate, the Directors of other PT Group companies responsible for the sustainability function may further incorporate this Committee.

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II.3. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

A. MANAGEMENT BODY

Board of Directors

The Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of the PT Group and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT’s management needs, the Board of Directors has delegated day-to-day management powers to the Executive Committee and granted specific powers to the Corporate Governance Committee in the follow up of the corporate governance system and to the Evaluation Committee in the matter of remunerations, evaluation of director performance, and within the scope of selection procedures, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of Shareholders. Shareholders, in their turn, may only resolve on management matters at the request of the management body.

However, the Board of Directors is authorized to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of Shareholders, as described in Chapter II.10 of this report.

Executive Committee

The Board of Directors has delegated the day-to-day management of the Company to the Executive Committee, and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, although it may revoke at any time the powers delegated, other than those in respect of the matters listed hereinafter:

•                  Co-optation of directors;

•                  Request for the call of General Meetings of Shareholders;

•                  Annual reports and accounts to be submitted to the approval of the Annual General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                  Change of the Company’s registered office;

•                  Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                  Plans for share capital increases to be proposed to the General Meeting of Shareholders;

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•                  Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organization;

•                  Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

In this way, CMVM Recommendation no. II.2.2 is complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT Group’s corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its Internal Regulation.

Powers of the Chairman of the Board of Directors and of the Chief Executive Officer

Pursuant to the Bylaws, the Board of Directors’ internal operating rules and the delegation of powers to the Executive Committee, the Chairman of the Board of Directors and the Chief Executive Officer shall carry out the following duties:

Chairman of the Board of Directors

•                  To represent the Board of Directors, and to promote communication between the Company and its Shareholders;

•                  To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Board of Directors;

•                  To watch over the correct implementation of the Board of Directors’ resolutions;

•                  To ensure that resolutions on matters within the powers of the Board of Directors (other than those delegated to the Executive Committee) are adopted by this corporate body.

Chief Executive Officer

•                  To coordinate the activity of the Executive Committee, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Executive Committee;

•                  To watch over the correct implementation of the Executive Committee’s resolutions.

Since the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the Chairman of the Board of Directors shall carry out the following duties:

•                  To follow up and consult with the Executive Committee as to the performance of powers delegated to the latter;

•                  To contribute to an effective performance of the duties and powers of the non-executive directors and of the specific committees of the Board of Directors, as well as to ensure the necessary mechanisms for such directors and committees to timely receive information as required for them to take decisions in an independent and knowledgeable manner;

•                  To be the Chairman of the Evaluation Committee.

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The said internal operating rules of the Board of Directors also provide that, in the event the Chairman of the Board of Directors is simultaneously the Chief Executive Officer, the powers and duties referred to on the foregoing subparagraphs shall be performed by a non-executive member of the Board of Directors.

The same operating rules further provide for the possibility of holding ad hoc meetings among non-executive directors, and require that non-executive directors meet at least once a year with the Chairman of PT’s Evaluation Committee, an office that inherently pertains to the Chairman of the Board of Directors.

Division of functions within the Executive Committee

Within the framework of the corporate decision-making procedure concerning the PT Group’s business lines and Corporate Governance, the members of the Executive Committee were responsible for the following areas as of 31 December 2011:

Executive Committee	Corporate Assignments	Executive Assignments
Zeinal Bava CEO	• Strategy • Human Resources • Innovation • Investor Relations • Communication & Corporate Image • Internal Audit • Regulation & Competition • Institutional & International Relations • Sustainability	• PT Portugal • OI Group • PT Investimentos Internacionais • PT Inovação • Fundação PT
Luis Pacheco de Melo CFO

•                  Management Planning & Control

•                  Financial Reporting

•                  Corporate Finance

•                  Financial Operations & Treasury

•                  Taxation

•                  Internal Control and Risk Management

•                  Service Hiring Strategy

•                  Financial Management and Collections

•                  Pension Funds

• PT Centro Corporativo • PT Pro • PT Compras • PT ACS • Previsão
Alfredo Baptista	• Networks • Information Systems • Development of Products and Services	• PT SI
Carios Alves Duarte	• Enterprise Segment (Corporate and SME’s)
Manuel Rosa da Silva	• Customer Care • Installation and Maintenance • Continuous Improvement • Distribution Network • Physical Security of Buildings, Networks & Systems	• PT Contact
Pedro Leitão	• Costumer Segment (Residential/SoHo and Personal)
Shakhaf Wine	• Holdings in Brazil	• PT Brasil • Oi Group • PT Inovação Brasil

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It is the opinion of the Corporate Governance Committee, on its Report on the governance practices and performance of the management body, that the Executive Committee and its CEO acted, all along 2011, within the framework of their respective power delegation and effectively reported their activity to the Board of Directors as provided for under Board of Directors Internal Regulation no. 001/09CA of 27 March 2009 on the delegation of powers to and operation of the Executive Committee.

Disclosure obligations of the Executive Committee

Under the terms defined in the relevant delegation of powers, at each meeting of the Board of Directors or whenever necessary, the Executive Committee timely and appropriately provides information to the remaining directors about the most relevant facts concerning the execution of the delegated powers, notably about the implementation of the strategic policies and options which general goals have been defined by the Board of Directors, as well as on the implementation of the business plans, budgets and annual investment plans approved by this management body.

The Executive Committee also provides any additional information on the status of the management as the Board of Directors deems fit to request. It shall diligently execute the actions required by any indications received from the Board of Directors as a result of any information provided.

Finally, when so requested, the Executive Committee provides the information as required by the other corporate bodies in a timely and appropriate manner, thus acting in full compliance with CMVM Recommendation no. II.3.1.

B. SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                  To approve and disclose the annual report of its supervisory activity, expressly mentioning any constraints faced;

•                  To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                  To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                  To discuss and issue its prior opinion to the Executive Committee and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                  To adopt procedures to ensure compliance by PT with the legal and regulatory provisions applicable to the Company;

•                  To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                  To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                  To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

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•                  To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                  To propose the appointment of the Chartered Accountant to the General Meeting of Shareholders;

•                  To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                  Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s external auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such external auditors or by any entities associated to the same; the external auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an External Audit Report;

•                  To settle any differences between the Executive Committee and the external auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                  To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                  To receive reports of irregularities, claims and/or complaints submitted by Shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                  To issue its prior opinion in favour of proposals for relevant transactions of the Company or its subsidiaries with related parties as described in Chapter III.13. hereof.

Additionally, and by virtue of the amendments to the Portuguese Companies Code made by Decree-Law no. 185/2009 of 12 August 2009, it is further the duty of the Audit Committee to verify whether the Company’s governance report disclosed each year includes all legally required data, as well as to express its agreement as to the annual management report and accounts for the financial year.

Chartered Accountant

Under articles 420-1(c), (d), (e) & (f) and 446-3 of the Portuguese Companies Code, it is the duty of the Chartered Accountant to control the regularity of the books, accounting records and documents supporting the same, as the Chartered Accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the Company, and furthermore the accuracy of the financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

Following entry into force of Decree-Law no. 185/2009 of 12 August 2009, similarly to the Audit Committee, it also became the duty of the Chartered Accountant to verify whether the Company’s governance report disclosed each year includes all legally required data as regards, inter alia, qualified shareholdings in the Company capital, identification of Shareholders of special rights and description of such rights, any restrictions in respect of voting rights, rules applicable to appointment and replacement of directors, Bylaw amendment and powers and resolutions of the management body, and the main constituents of the internal control and risk management systems implemented in the Company in connection with the financial information disclosure procedure.

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C. COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                  Evaluation of the overall performance of the Board of Directors;

•                  Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT’s General Meeting of Shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of PT and its most relevant subsidiaries, as well as of the members of specific committees created within the Board of Directors of the Company.

In particular, the Evaluation Committee is entrusted with:

•                  Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                  Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                  In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                  Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the annual General Meeting of Shareholders;

•                  Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                  Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT’s most relevant subsidiaries;

•                  Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of Shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose specialized committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                  Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT’s most relevant subsidiaries.

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During the 2011 financial year, within the powers delegated by the Board of Directors and as a technical support structure to the Compensation Committee, the Evaluation Committee developed the following main activities:

•                  Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the Annual General Meeting of Shareholders in connection with the 2010 financial year;

•                  Preparation of a communication to be addressed to the Board of Directors and Compensation Committee on the level of compliance by the Company of the rules, recommendations and guidelines applicable in specific evaluation, remuneration and selection areas;

•                  Follow-up of the performance evaluation of the Board of Directors following the report prepared by the Corporate Governance Committee;

•                  Preparation of the self-evaluation report, including the evaluation of the operation regulation of the Evaluation Committee;

•                  Evaluation of the performance of the members of PT’s Executive Committee, according to the objective criteria approved by the Compensation Committee in 2010 and 2011;

•                  Appraisal of the remuneration criteria and indicators for the members of the management body of the Company, taking into account the relevant regulatory framework and benchmarking, with a view to preparing recommendations to the Compensation Committee on the remuneration policy for the next term of office;

•                  Approval of a recommendation to the Compensation Committee on the remuneration policy for the members of the management and supervisory bodies of the Company for 2012, and discussions with such Committee on that same subject.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its corporate business supervision function in the following areas:

•                  Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts to be submitted to the Annual General Meeting of Shareholders, a written communication on the level of compliance with such rules by the Company;

•                  Evaluation of the performance of the Board of Directors.

In particular, the Corporate Governance Committee has the following assignments:

•                  To propose to the Board of Directors, to review and to re-evaluate the Company’s corporate governance model, including the organization structure, operation, responsibilities and internal rules of the Board of Directors;

•                  To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the Shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as conflict of interest prevention and information discipline;

•                  To assist the Board of Directors in evaluating its performance in order to contribute to efficiency and transparency in this procedure;

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•                  To study, review and re-evaluate the values, principles and practices that must govern the conduct of the Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2011 financial year, the Corporate Governance Committee carried out the following main activities:

•                  Sedimentation and perfectioning of the changes implemented in 2010 in the matter of the Company’s governance following the enforcement of the CMVM Corporate Governance Code, as well as the amendments to the Portuguese Companies Code and the Portuguese Securities Code by virtue of Decree-Law no. 49/2010 of 19 May, which transposed the so-called “Shareholders’ Rights Directive”;

•                  Internal discussion and discussion with CMVM over the best mechanisms for implementation of the recommendations set out in the CMVM Corporate Governance Code, in particular as regards the situations where differences were identified between CMVM’s evaluation and the Company’s self-evaluation as to adoption of certain recommendations;

•                  Benchmarking analysis and consideration on good corporate governance practices, as well as discussion with other issuers and/or in other venues over the best mechanisms for implementation of the recommendations of the CMVM Corporate Governance Code. In this context, note the follow-up of several initiatives carried out in 2011 within the framework of AEM — Associação de Empresas Emitentes de Valores Cotados em Mercado (Portuguese Listed Companies Association - “AEM”), including, inter alia: (i) the “Report on the Harbouring Level for Recommendations — Corporate Governance Index and Rating”, prepared by Universidade Católica de Lisboa (Portuguese Catholic University) at the request of AEM, under which the Company was given the maximum rating — AAA - based on the Company’s 2010 governance report; and (ii) the comment by AEM on the preliminary draft of governance code of Instituto Português de Corporate Governance (Portuguese Corporate Governance Institute), which may eventually become an alternative to the code approved by CMVM;

•                  Participation in the public hearing procedure promoted by the European Commission on the “Green Book — The EU corporate governance framework”;

•                  In-depth analysis of issues arising out of the public hearing launched by CMVM in August 2011 on the Bill for amendment of article 182-A of the Portuguese Securities Code, aimed at making ineffective any bylaw voting limitations in the event of a takeover bid over companies where such limitations apply (“breakthrough rule”), as well as formulation of a proposed action for the Board of Directors, which resulted in the submission of a reply by PT and cooperation with AEM in the preparation of the corresponding reply; and

•                  Proactive contribution to making the governance model of the Portugal Telecom Group be deemed a “best practice” at national and international level.

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Structures Supporting the Executive Committee

The assignments of the structures supporting the Executive Committee are as follows:

Disclosure Committee

It is incumbent on the Disclosure Committee to define, document and disclose procedures as appropriate for the proper collection, processing and reporting of information, as well as to review all information disclosed by PT, notably: press release, reports and accounts (annual, interim and quarterly), 20-F Forms, notices to CMVM and SEC and questionnaires sent to the media.

For such purpose, the Disclosure Committee shall approve and implement procedures and controls as required to ensure that information disclosure by PT to Shareholders and investors:

•                  Complies with applicable laws and regulations;

•                  Is accurate, complete and made in due time; and

•                  Reliably represents the Group’s financial position and the results of its operations in all material respects relevant to an adequate knowledge of its financial condition and performance.

Sustainability Committee

It is the Sustainability Committee’s responsibility to ensure that corporate sustainability is a part of and consistent with the Group’s strategy and transversal to all its companies.

The Committee has the following main global goals:

•                  Reinforcing the Group’s performance as a sustainable company, and make the Group recognized both internally and externally;

•                  Ensuring the conditions required in order to include PT in the international sustainability rates, aiming at gaining a leading position;

•                  Promoting an upgrade in the sustainable performance of the subsidiaries, stimulating the inclusion of this issue in the agenda of the Executive Committees of the same, at least twice each year.

The Sustainability Committee has the following duties:

•                  To approve and develop a transversal corporate sustainability strategy that is integrated and consistent with the Group’s strategy;

•                  To ensure the creation within the PT Group of conditions as required for its sustainable growth, in a three-dimensional perspective, in economic, environmental and social terms, in accordance with international criteria;

•                  To recommend to the PT Group companies the appoint of a director responsible for the sustainability function to guarantee the operational implementation of the sustainability strategy;

•                  To guarantee internal and external communication by reinforcing the performance of PT as a sustainable company and making it recognized as such.

As from September 2010, PT is incorporated in the Dow Jones Sustainability World Index in the telecommunications sector. The Dow Jones Sustainability Index is one of the most accredited indices worldwide, which analyses the performance in terms of sustainability of companies listed on the New York Stock Exchange and is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important world sustainability indices, i.e. Dow Jones Sustainability World Index and FTSE4Good, of which PT is part since 2005.

II.4. ANNUAL REPORT ON THE ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

The annual report on the activities of the Audit Committee for the 2011 financial year is available to Shareholders on the Company’s website, together with the financial statements, in compliance with CMVM Recommendations n.os II.4.2 and II.4.3.

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II.5. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

As mentioned in Chapter 0 of this Governance Report, PT is an issuer of securities admitted to trading on NYSE, qualifying as a foreign private issuer, and as such PT is subject to the mandatory rules set forth, notably, in Rule 10A-3 on Listing Standards Relating to Audit Committees issued by the SEC for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and to the Final Rules approved by NYSE on corporate governance (Section 303A Corporate Governance Standards), all as described in Appendix I hereto.

A. RISK MANAGEMENT

PT’s priority commitment consists in the implementation of mechanisms for assessment and management of risks that might affect its operations, the execution of the plan and the compliance with strategic goals as defined by the Board of Directors. Such mechanisms are based on an integrated transversal risk management model, which seeks to ensure, inter alia, implementation of good corporate governance practices and transparency in communication to the market and Shareholders.

As a structured and systematized approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviours.

Risk Management is sponsored by the Executive Committee in articulation with the management teams for the various businesses, at national and international level, in such a way as to identify, assess and manage uncertainties and threats that might affect the pursuance of the plan and compliance with strategic goals.

The Internal Audit and Risk Management functions, with hierarchical reporting to the CEO and CFO and functional reporting to the Audit Committee, support the Company’s Executive Committee in implementing the risk management system and permanently assessing risk management procedures in place, in order to ensure the following goals:

•                  Implementation a corporate risk management model in line with the PT Group’s strategic goals;

•                  Identification and analysing the main risks to which PT and its subsidiaries are exposed within the framework of the conduct and pursuance of their business;

•                  Identification and analysis of the main risk factors and events that may significantly affect operation in the normal course of PT and its subsidiaries in terms of:

•                  Impact;

•                  Probability of occurrence;

•                  Associated control level and response capacity in a crisis;

•                  Speed at which the risk or event may materialize;

•                  Identification of improvements in control and follow-up of mitigation plans associated to critical risk factors;

•                  Improve the quality of information supporting the decision-making procedure;

•                  Communication of the results of the risk management process and warnings in the event of occurrence or identification of new critical risks.

It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive independent board members (please see the corresponding independence assessment under Chapter II.15 of this Governance Report). During the exercise and enforcement of its duties, regarding the oversight of the quality, integrity and

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efficacy of the Company’s risk management system, the Audit Committee is responsible for the following:

•                  Supervise the adoption of principles and policies for identification and management of the main risks of a financial or operational nature or other relevant risks in connection with the PT Group’s business, as well as of measures intended to monitor, control and disclose such risks;

•                  Evaluate, each year, all internal procedures on the matters of risk detection and Company asset safeguard;

•                  Monitor the analysis, revision and implementation of measures and plans in order to follow up, improve and/or correct the internal control system and the measures and plans proposed within the framework of the Company’s risk management systems.

B. RISK MANAGEMENT PROCEDURE

The Risk Management procedure implemented in PT is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organizations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

Considering PT’s need for clear assessment and management mechanisms for the risks affecting its businesses, the following components were defined in the implementation of the risk management procedure:

•                  Risk Dictionary to ensure, in a clear objective manner, a risk language and description common to all players to be used both internally and in the various disclosures made to the market on this matter;

•                  Risk Management Methodology, which formalizes the relevant risk identification, analysis, mitigation and report processes and procedures;

•                  Centralized Risk Record of all information associated to each relevant risk, which simplifies the analysis of the correlation between the various risk factors recorded, as well as the ranking the priority of each risk response and the identification of synergies between the various risk mitigation actions.

It should be stressed that the instituted model also addresses the corporate sustainability goals classified as strategic for the PT Group, and it is subject to analysis and benchmarking to the industry best practices by the Dow Jones Sustainability Index. It should also be stressed that, in 2009 and 2010, PT was recognised in this matter with a 97% classification within the evaluation procedure for incorporation in such index.

Risk Dictionary

The Risk Dictionary defines the risk factors that might generally affect PT and its subsidiaries, and in this way it contributes to a risk language that is common and transversal to the whole organization. However, such dictionary is not intended to be deterministic, since new risks may be identified and it is updated in a systematic manner and where justifiable.

This Risk Dictionary is structured in three major categories according to the nature of the risk:

•                  Environment risks: These correspond to risks that depend on external factors to the PT Group and its subsidiaries that might affect their performance, strategy, operations and organization.

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Due to their nature, the origins of environment risks implies that their associated impact must be appropriately anticipated and the materialization of their associated risk factors and mitigation strategy in the event of a crisis must be timely identified.

•                  Risks related to business processes inside the PT Group. Process risks result from and are inherent to business activities and internal processes, and Management may ensure their control at their origin, in a preventive manner.

•                  Decision-taking information risks is related to information available and produced by the company that is the basis for management’s decision making process. These risks are divided in operational, financial and strategic decision making. The risks regarding information for decision making are related with the way the organization produces and manages the information needed to manage their business report to its Shareholders, investors and other stakeholders.

The table below shows the risks currently identified at the level of the Risk Management Model of the PT Group on which all the risk management procedure is developed.

Environment Risks		• Competition	• Capital availability
		• Customer needs / Economic	• Politics / Sovereignty
		environment	• Legal and fiscal
		• Technological innovations	• Regulation
		• Sensitivity	• Business sector
		• Shareholder expectation	• Financial markets
		management	• Catastrophic loss
Process Risks	General	• Governance	• Reputation & image
	Operations	• Customer satisfaction	• Supply
		• Human Resources	• Sales channel & customer
		• Talent management &	support
		retention	• Partnerships
		• Development of Products &	• Compliance
		services	• Business interruption
		• Inefficiency	• Service failure / Product
		• Revenue assurance / Billing	deficiency
		• Licence / concession management	• Environmental & public health
• Hygiene & safety
		• Capacity	• Brand erosion
	Empowerment	• Leadership	• Performance incentives
		• Authority / Limits	• Change management
		• Outsourcing	• Communication
	Information	• Relevancy	• Availability
	technologies	• Integrity	• Infrastructure
• Access
	Financial	• Interest rates	• Cash-flow
		• Exchange	• Cost of opportunity
		• Equity	• Concentration
		• Materials & raw materials	• Default
		prices	• Liquidity
		• Financial instruments	• Covenants
	Integrity	• Fraud	• Non-authorized use / Access
• Illegal acts
Decision-taking	Strategic	• Environment analysis	• Resource allocation
information risks		• Business portfolio	• Planning
		• Investment evaluation	• Life cycle
• Organization structure
	Operational	• Price determination	• Contractual commitments
		• Planning & budgeting	• Performance evaluation
• Alignment with strategy
	Financial	• Accounting information	• Information for
		• Financial reporting	regulators/supervisors
• Fiscal

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Risk Management Methodology

The risk management methodology formalizes procedures and responsibilities that are properly aligned with the strategy and exposure level/risk tolerance determined for the PT Group. This tool identifies:

•                  Responsible for the evaluation and approval of risks and risk factors that affect the business;

•                  The persons responsible for the management of identified risks and the manner in which such risk should be analyzed and mitigated;

•                  Monitoring procedures for mitigation actions for each risk, according to the risk management strategy adopted by the Executive Committee and supervised by the Audit Committee;

•                  Disclosure and reporting procedures for information issued from the risk management procedure.

Operational implementation of the risk management methodology is an interactive cyclical process that may be summarized on the following table and diagram:

Risk Management Methodology

Executive Committee	• Identifies main risks affecting PT Group
• Defines Risk Managers
• Decides action on & prioritization of mitigation actions

Audit Committee	• Evaluates risk management model
• Proposes improvements & changes to model
• Reviews the main risks

Risk Management Function	• Supports the definition & implementation of a risk management model in line with best practices
• Monitors risk management model & ensures that the information from different PT Group companies is correctly integrated
• Supports Executive Committee & Audit Committee in defining materially relevant risks
• Follows up action plans required to guarantee correct treatment of identified risks

Business Management	• Materially relevant risk management
• Implement actions required to ensure appropriate control
• Evaluate & quantify residual risk to which the company is exposed
• Identify critical areas of risk exposure and propose mitigation actions
Risk Managers	• Re-feed Risk Management Model, and warn about exposure situations or control environment degradation

Internal Audit Function	• Evaluates the effectiveness of control mechanisms at reliability & integrity level of financial & operational reports, efficiency of operations & compliance with laws & regulations.

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During the 2011 financial year, a re-evaluation was carried out on the risk areas that might affect, in a more significant manner, PT Group’s capacity to achieve its strategic goals, notably: (i) customer growth; (ii) increase in revenue originated in international markets; (iii) leadership in all market segments and geographies; (iv) higher performance at shareholder return, operational and financial level; (v) reference at corporate sustainability level in countries where the PT Group operates.

Following this analysis, relevant risks were ranked for analysis and detailed assessment, which involved 31 departments/operational areas charged with the management of such risks, in order to identify events and factors that might affect the PT Group’s operations and activities, as well as the control procedures and mechanisms associated thereto.

The impact and probability of occurrence was measured for each of the 233 identified risk factors, and, according to the level of exposure or residual risk, a risk response strategy was defined, notably: (i) to reduce the risk through implementation of controls reducing the probability of risk occurrence or its impact in case the risk materializes; (ii) to accept the risk in situations where the residual risk is deemed acceptable and the cost of implementation of additional controls exceeds the expected benefits; (iii) to share the risk, by reducing the exposure of the PT Group through the total or partial transfer to other entities, resorting to insurance, derivatives or joint-ventures; or (iv) to avoid the risk, by abandoning the business or procedures generating such risk (e.g.: abandoning a geographical area or a business). It should be stressed that an analysis was made to the implementation of mitigation measures provided for 2011, and it was observed that all situations classified as a priority in terms of risk mitigation were timely implemented.

Centralized Risk Record

Implementation of a centralized compilation of all information associated to each risk that is relevant to the PT Group is a critical factor for an appropriate analysis and ranking of response actions to relevant risks. Risk recording as currently implemented associates to each risk:

•                  Risk factors that, in case they materialize, might relevantly affect the PT Group;

•                  Potentially affected strategic goals;

•                  Existing control structures, procedures and indicators to monitor and mitigate risk factors;

•                  Qualitative evaluation of control and residual risk associated to each risk factor;

•                  Quantitative evaluation of impact, probability of occurrence and speed at which the risk factor might materialize;

•                  Improvement and mitigation plans or critical risks response actions.

In order to further improve the risk management process, the PT Group plans to complete, in 2012, the implementation a new online risk record tool, which will enable to increase the scope of the assessment and streamline the process of identifying, assessing and updating risk.

C. INTERNAL CONTROL SYSTEM

The Internal Control System implemented at PT was based on an internationally acknowledged model — COSO (Committee of Sponsoring Organizations of the Treadway Commission) - making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any processes, systems and business units having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

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The responsibility of the Internal Control Unit, which reports hierarchically to the CFO and functionally to the Audit Committee, consists in promoting a vision of an internal control system that is structured, sustainable and pointing towards the management of risks as identified by the organization, not exclusively focused on compliance with applicable rules.

The identification of business units and processes on which existing controls are designed, implemented and improved is based on the identification of financial risks made by the main managers of the Group, the results of the risk management process, the materiality of the processes at a financial reporting level, and finally any legal requirements.

Internal Control manuals are designed and controls are implemented for the most representative business units within the PT Group, and as to smaller size units and within the framework of improvement of Internal Control and Risk Management environment beyond mandatory rules PT has defined a set of minimum internal control requirements, particularly applicable to international transactions, which served as additional guidelines for the Group to define corporate policies.

The PT Group has implemented controls for each business cycle and classes of transaction thereof, all of which is described on the internal control manuals.

The identification and design of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on proper manuals according to the layers established by COSO. Manuals are revised where changes in the processes occur or periodically, in order to attest their adhesion to the reality of the Company’s operations.

Process description as set out on Internal Control Manuals is composed, inter alia, of a detailed description of procedures carried out, identification of those responsible for their execution, identification of control objectives for each activity, periodicity of control execution and identification of outputs or control evidences. In this way, other than ensuring general awareness of existing controls, it is possible to guarantee audits as to control effectiveness.

At control typology level, and as mentioned above, the following controls were identified:

•                  59 Entity Level controls, the purpose of which is to ensure a general supervision and guarantee that internal control environment exists, and which are carried out essentially by the Board of Directors, Executive Committee, Audit Committee and high management;

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•                  1,163 Process Level controls executed according to the business cycles and classes of transaction identified on the table above. Processes are designed end-to-end, taking into account the intervention of the various group companies where the same are executed;

•                  1,513 IT Level controls, the manual reference of which is the CobiT (Control Objectives for Information and Related Technology) Governance framework, also based on COSO, and which include controls for applications that are identified as critical.

Currently, the PT Group has already identified around 234 processes and 2,735 critical controls for financial reporting. As to information systems, the PT Group has identified 20 critical systems, among which the billing systems, the SAP and the consolidation system.

The Internal Control Unit follows up, on a quarterly basis, the deficiencies reported and situations detected within the framework of SOX audits, either by the internal auditor or by the external auditor, to the various processes, and ensures the definition of action plans for mitigation and resolution of risks detected.

Additionally, the Company keeps a Fraud Manual, the purpose of which consists in documenting usual frauds in the business sector where PT is inserted, in order to permit a better management of this specific risk. Such manual, other than describing fraud procedures, contains an identification of controls and persons responsible for their implementation at PT Group level, and it is revised each year on the basis of the job carried out by the Internal Auditing in the pursuance of its activity, as well as on the basis of whistleblowing, if any, and benchmarking with other companies of the same sector.

As regards business in Portugal, the PT Group has also implemented an Integrated Management System (IMS) based on Quality (ISO 9001), Environment (ISO 14000) and Safety, Hygiene and Health at Work (OHSAS 18001) standards in which the PT Group is certified.

The IMS management policy emphasises the significance of the organisation at the level of compliance with the strategic commitment, both at quality, environment and health, hygiene and safety at work level, and at sustainability level, through the implementation of social responsibility policies or policies of dissemination of an excellence culture and quality that is transversal to all processes in the organisation. Such practices are, at all times, focused in exceeding the expectations of all PT Group’s stakeholders, notably its customers, Shareholders, society, partners and other persons related to the organisation.

The PT Group has also implemented a methodology for analysis, evaluation and compliance with the legislation applicable to our certifications, and acts proactively in continuously improving its processes, taking into account the mitigation of operational, environmental and SHHW risks as identified in the course of its current operation. The PT Group is also committed to disseminate the best practices with its suppliers and partners, thus ensuring a sustainable conscience for the business in the surrounding society.

D. INTERNAL CONTROL SYSTEM EVALUATION

The Internal Audit Department is responsible, at corporate structure level, for the evaluation of the PT Group’s internal control system and for existing risk management procedures at national and international level.

The internal audit plan prepared by the Internal Audit Department is annually submitted and approved by the Audit Committee and Executive Committee of the PT Group, wherein are defined the audits to be performed and scope of internal control reviews. The objective of the audit assignments

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is to assess and evaluate the internal control mechanisms in place to ensure the reliability and integrity of the financial reporting, operational efficiency and compliance with laws and regulations.

The results of the Risk Management process are integrated in the Audit plan, in order to ensure that audits carried out address the main areas and risk factors that might materially affect the Company’s ability to comply with its strategic plan.

Within this context, operational, compliance, financial and information system audits are carried out, all along the year, in the main business and operations units of the company worldwide, in order to ensure the following goals:

•                  Operational Audits — assessment of operational risk management procedures and of mechanisms that guarantee operational efficiency and that have a relevant impact on the pursuance of the Company’s strategy and on key value drives, in the different geographies where the Company operates;

•                  Compliance Audits — ensures that the company’s activities comply with relevant laws and regulations; Financial Audits — ensuring the effectiveness of control mechanisms associated with the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the Financial Statements. This evaluation is subject to certification by the External Auditor.

•                  Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems as to security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

The Internal Audit Department is also responsible for internal audits to the various business units held by Portugal Telecom at national and international level, and plays a functional coordination role in the various audit teams that exist in a few international units, for instance Brazil and Namibia.

The progress of the execution of the Internal Audit Plan as defined, as well as the aggregate results of audits carried out, are reported each quarter to the Company’s Audit Committee and Executive Committee for the follow-up of the progress of the internal control and risk management system.

Internal control reviews are based on the COSO Framework (Committee of Sponsorship Organizations of the Treadway Commission), COBIT Framework (Control Objectives for Information and Related Technology), requirements of SEC (Securities and Exchange Commission) and PCAOB, since Portugal Telecom is listed in NYSE and must comply with Section 404 of the Sarbanes Oxley Act.

Internal Audit activities are performed in accordance with Internal Audit Professional Standards issued by the Institute of Internal Auditors (IIA). During 2011, Internal Audit at Portugal Telecom was submitted to an external quality assessment through which it renewed its quality certification with IIA.

II.6. RESPONSIBILITY OF THE MANAGEMENT AND SUPERVISORY BODIES IN THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

Regarding this matter, please see Chapter II.5.

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II.7. OPERATING RULES OF CORPORATE BODIES

Internal regulation and operation of the Board of Directors

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website, link: http://ir.telecom.pt/NR/rdonlyres/50C3FC4F-93E5-486B-8419-9FEED7879675/1449456/RegulamentoCA_4abr10e1.pdf.

Under the terms of article 24 of the Bylaws and the Board’s Internal Regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

Operation of the Executive Committee

Pursuant to the Bylaws and to its power delegation, the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

Shareholders may request information on the operation of the Executive Committee from the Company’s management pursuant to the law.

Internal regulation and operation of the Audit Committee

The Audit Committee has adopted its Internal Regulation, which may be consulted on the following link: http://www.telecom.pt/NR/rdonlyres/DD8D7660-6BA8-4B2E-A28D-F011B4BFCE87/1454226/Regulamento_Comissao_de_Auditoria_Ingles.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, separately with the Executive Committee, the Corporate Internal Audit Department and

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the Company’s External Auditors. Its members shall participate in the meetings of the Executive Committee in which annual financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

Action by the Chartered Accountant

The Chartered Accountant is an individual corporate body whose duties are exercised in accordance with specific legal and professional rules.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote. The Chief Executive Officer is prevented from voting, within the Evaluation Committee, on any resolutions regarding, on the one hand, the annual evaluation of the performance of the members of the Executive Committee and, on the other hand, the non-executive director selection procedure.

In addition to the above rules, the operating rules of the Board of Directors provides for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT website at the following links respectively: http://www.telecom.pt/NR/rdonlyres/417E213B-8793-4E51-BEEB-5CBDD4F17629/1455005/Evaluation_Committee_Mar2011.pdf and http://www.telecom.pt/NR/rdonlyres/37D12C5A-E282-4AC8-BAE7-0BFCB830CBD5/1449459/Regulam_CGovSocietrio30Abr09p.pdf (portuguese only).

Conflicts of interest, maximum number of functions and other incompatibilities

According to the Internal Regulation of the Board of Directors, each director has to timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any interest, whether direct or indirect, he may have, in his own account or in the account of any third party, that potentially or actually conflicts with the Company’s interest within the context of a given resolution, or of any other situation related to such director or a third party connected to him capable of, within such context, limiting in any way his impartiality. The director shall describe the nature and extension of such interest or situation.

In view of such information, if the Chairman of the Board of Directors, the Corporate Governance Committee or the director in question conclude there is a conflict of interest, such director should not participate in the discussion nor vote on the corresponding resolutions.

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Other than the rules as provided for under the law and CMVM and NYSE regulations and recommendations, and without prejudice to the function rotation policy as described in Chapter II.1.1 below, PT has adopted no further rules resulting in limitations to the maximum number of functions a director may perform or other incompatibilities applicable to the members of the Board of Directors or the Audit Committee.

SECTION II. MANAGEMENT

II.8. WORK COORDINATION MECHANISMS FOR NON-EXECUTIVE MEMBERS

The Chairman of the Board of Directors does not perform any executive duties.

In any way, in the event the Chairman of the Board carries out any executive duties, the Company has implemented mechanisms ensuring that non-executive directors may be able to decide in an independent and knowledgeable manner. See Chapter II.3., Powers of the Chairman of the Board of Directors and Chief Executive Officer.

II.9. IDENTIFICATION OF THE MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN CARRYING OUT ITS BUSINESS

Following the management process for risks that might adversely affect the business of the PT, the following should be highlighted:

Relevant Risks

Environment Risks	Regulation

The PT Group is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with an impact on the PT Group. The risk management strategy and response is coordinated with the different operational areas. Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Digital Terrestrial Television; (iii) Retail offers and pricing; (iv) Wholesale reference offers; (v) Universal Service; (vi) Radio-electric spectrum; (vii) Relevant Broadband Markets; viii) Roaming regulation; (ix) Digital Dividend; and (x) Network security and communications.

For further detail as to regulatory aspects that might have an impact on the business of Portugal Telecom, please see the Chapter on Regulatory Framework in the Report and Accounts.

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There is a possibility of a decline in the PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction; and (v) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will remain a company addressed to the customer, focussed on innovation and implementation, by managing its business through customer segments:

(1) Residential: to consolidate the inflecion of the wireline business historical tendency, by leveraging the success of its TV strategy (which reached 35% of the Portuguese market share for subscription TV), through a sophiscated and differentiated multi-screen subscription TV experience. During 2011, the PT Group’s offer was strenghthned by the launch of MEO GO, which aggregates several mobile and over the top television offers towards an integrated use experience that allows for an experience of interactive TV outside home, on tablets, smartphones and computers.

Competition

(2) Personal: to continue to develop innovating data access and internet products and convergent services and applications, by leveraging the strong online presence of the Sapo portal, and its strategic partnerships, while re-designing its price structure in order to improve its tendencies underlying the mobile segment; and

(3) Small and medium-size undertakings (PMEs) and corporate segment: PT intends to develop and market advanced integrated solutions both for the corporate segment and the PME segment, by investing in infrastructure and telecom-TI convergence, aimed at increasing the penetration into IT/IS and BPO services, thus increasing the customer share of wallet and reinforcing customer loyalty in competitive market segments, such as the cloud-based convergent solutions supported by the recently announced new generation Data Center.

At international level, PT will continue focussing the operational performance of its assets and the share of best practices in all its businesses. Expanding its international operations to various geographies is one of the most important catalysts for value creation in the telecommunications industry, and PT has been building a major international operation portfolio.

It should be stressed that these actions are completed by a constant benchmarking of the PT Group vis-a-vis its competitors’ business and the business of other relevant players in the industry, in order to ensure leadership and excellence of the offer to its customers.

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In view of the background of quick technological changes, the PT Group is subject to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Wagering on innovation remains a priority for Portugal Telecom, given its key role in pursuing a sustained growth, in particular in a difficult economic context, which compels greater competitiveness in the offer of products and services, and at the same time a greater efficiency in its development and delivery to the market.

The PT Group is historically one of the Portuguese companies with a larger volume of investment in Research and Development (R&D). In this field, the PT Group holds strategic assets that allow it to ensure the implementation of innovative projects, including:

Technological Innovation

•      PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and the international market.

•      OPEN Development and Innovation Programme: this programme is aimed at implementing systematized research practices and information processing, involving the whole organization, for the materialization of innovative projects.

•      Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardization and adoption of new technologies by the sector, including the carrying out of international benchmarks.

•      Strategic partnerships with technological, equipment and content suppliers and service providers.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

Economic Environment

The international financial crisis may extend the recession at Portuguese and world economy level and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of the PT Group. In this sense, management continuously monitors impacts on the operational and financial performance of PT.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Exchange Rates

PT holds financial investments in foreign countries which currency is not the Euro, including Brazil and a few African countries. Exchange rate fluctuations of those currencies against the Euro affect the translation of the results attributable to Portugal Telecom, and therefore impact the PT Group’s results and asset position. Additionally, PT is also exposed to exchange rate risk derived from debt denominated in other than Euro currency.

The Company does not have a hedging policy regarding the value of these investments; however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

Financial Risks	Interest Rates

Interest rate risks are essentially related to interest supported on debt undertaken at a variable interest rate.

The growth of uncertainty and volatility in financial markets generally and risk premium in the markets have increased significantly. Financial market instability and the fluctuation of the interest rate on Portuguese Sovereign debt raise the potential for materialisation of this risk factor. In this way, the current conditions of the financial markets might have an adverse effect on PT’s ability to access the capital it needs to support its growth and its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department.

For further detail as to level of exposure to this risk, please see the Chapter on Financial Instruments in the Report and Accounts.

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Portugal Telecom executes agreements regarding a set of derivative financial instruments so as to minimize the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a periodic follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these instruments is assessed regularly along the year, mainly on the basis of market information, in order to permit a standing evaluation of the economic and financial implications of the different scenarios.

For further detail as to derivatives under agreement and levels of exposure to such risk, please see the Chapter in the Report and Accounts on this matter.

Credit

The credit risk is mainly related to the risk of the other party defaulting on its contractual obligations, resulting in a financial loss for the PT Group. Portugal Telecom is mainly subject to the credit risk in its operational and liquidity activities.

The credit risk in operations is related to receivables from services rendered to customers. These risks are monitored on a regular basis by each PT Group business, and the purpose of management is: (i) to limit the credit granted to customers, considering their profile and seniority of the balance to be received from each customer; (ii) to monitor the development of the granted credit level; (iii) to carry out, on a regular basis, an analysis on the recoverability of the amounts to be received; and (iv) to analyse the risk of the market where the customer is located.

The risks related to liquid funds result mainly from investments made by the Group with available funds. In order to mitigate this risk, Portugal Telecom’s policy consists in short-term investments with various financial institutions, taking into account the relevant credit rating.

Liquidity

These risks may occur if funding sources, such as available funds, operational cash flows and funds obtained through disinvestment, credit lines and funding, fail to meet existing needs, such as disbursements for operational activities and funding for investment, shareholder remuneration and debt reimbursement.

In order to mitigate this risk, Portugal Telecom seeks to keep a liquid position and an average debt maturity permitting it to repay its short-term debt, and settle its contractual oblitations at the same time. Additionally, Portugal Telecom’s capital structure is managed in such a way as to ensure its capacity to pursue its various businesses and maximise shareholder return. The PT Group reviews its capital structure from time to time, taking into consideration the risks associated to each capital class.

For further detail as to levels of exposure to such risk and actions to mitigate the same, please see the Chapter on Financial Instruments in the Report and Accounts.

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Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for the PT Group to ensure continued critical operations within high quality parameters aimed not only at customer satisfaction, but also in compliance with regulatory requirements. In this way, the PT Group has strongly emphasized the management of this risk, not only at infrastructure availability level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases the PT Group’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out, including:

•      Securing the telecommunications core network;

•      Preparation of risk diagnoses for the various technological platforms, identifying dependencies and single failure points;

•      Definition and implementation of disaster recovery plans;

•      Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•      Investment in new generation networks and preventive maintenance actions;

•      Investment in information systems to support the activity of technical teams;

•      Investment in Datacentre, in order to ensure infrastructure resiliency and capacity.

For the year 2011, we would also like to highlight the creation of a business continuity office intended to ensure, in a more efficient and effective manner, the resiliency of the processes and operations supporting the PT Group’s Core services against incidents and disasters in the following:

•      Prevention: Preparation of a response aimed at reducing the impact of incidents on critical processes supporting the services;

•      Response and recovery: Maintenance of business continuity plans and Disaster Recover to speed up the recovery of critical processes.

Operations Risks	Strategic partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging existing opportunities.

Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers; and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for Portugal Telecom, in order to reduce the Company’s exposure to environmental damages that might consist in (i) liability towards third parties for any material damage caused; (ii) liability towards Governments or third parties for the cost of waste removal, added by possible compensations.

In this way, the PT Group has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A suppliers sustainability program; (v) Awareness and training campaigns.

Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

The Company’s capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where Portugal Telecom operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•      In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of the PT Group;

•      In the identification of key-elements of the PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

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II.10. POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT’s Board of Directors are described in Chapter II.3., Board of Directors.

PT’s Bylaws authorize the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of Shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws. Taking into account that the authorization as currently set out on the Bylaws will soon lapse, due to the expiration of the 5-year period of time after which, according to the law, such authority may no longer be exercised, and that such authorization is particularly relevant at a time when the Board of Directors may resolve the issuance of bonds convertible into shares under this specific authorization by the General Meeting of Shareholders, the Board of Directors will propose that the Shareholders renew such authorization at Annual General Meeting of Shareholders taking place at the beginning of 2012.

In December 2008, making use of the above authorization, the Board of Directors issued bonds convertible into shares, which included, according to a resolution by the General Meeting approving the relevant parameters, the approval of a capital increase implied in the resolution to issue the abovementioned bonds in an amount not exceeding 15% of the share capital in PT on the date of the resolution to issue convertible bonds, without prejudice to such amount being exceeded as a result of any adjustments to the conversion price.

II.11. FUNCTION ROTATION POLICY — APPOINTMENT AND SUBSTITUTION OF MEMBERS

Function rotation policy

As from 2010, the Board of Directors approved a set of general principles that govern the rotation of its functions, with the following main goals:

•                  Full compliance with the legal delimitation of powers in the matter of election of the corporate bodies, particularly the dominant role of the General Meeting of Shareholders in this field;

•                  Pursuing the interest of the Company; and

•                  Progressive follow-up of the best national and international corporate governance practices, particularly CMVM Recommendation no. II.2.5.

This rotation policy is based on the following assumptions:

•                  The election of the directors is incumbent on the Shareholders assembled in a General Meeting of Shareholders;

•                  It is the Board of Directors responsibility to appoint the members of the Executive Committee and of the Board’s specialized committees, upon proposal by its Chairman, and to co-opt any directors as required onto the Board (subject to ratification by the General Meeting of Shareholders);

•                  The Evaluation Committee assists the Board of Directors in the matters of selection, co-optation and vacancy filling in the Board’s committees.

In the performance of its duties, and considering any limits as derive from the law, the Bylaws and resolutions of the Company’s General Meeting of Shareholders, the Board of Directors of Portugal Telecom shall, to the extent possible and as appropriate for the Company’s interest, observe the

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following general principles:

(a)          The principal criteria for allocation of functions to the Company’s directors shall be: (i) their know-how, knowledge, capacities and experience; and (ii) the diversity of areas of expertise, qualifications, experiences and perspectives within the Board of Directors and each committee;

(b)         The function rotation of the Company’s directors is neither binding nor automatic by nature, and it will be considered by the Board of Directors, subsidiarily in view of the criteria referred to in (a) above, where it may contribute to a better performance by the Board of Directors and/or its committees, as well in pursuing the interest of the Company;

(c)          The function rotation shall be subject to the said consideration, on a case by case basis, by the Board of Directors at the beginning of each term of office or whenever required to fill a vacancy within the Board or its committees;

(d)         The Board of Directors shall seek to achieve that the composition of its committees ensure an appropriate balance between continuity, accrued experience and new perspectives;

(e)          The periodic rotation of Board functions shall be merely progressive, and it shall apply to the number of members of its committees deemed appropriate by the Board of Directors;

(f)            The functions of the executive members of the Board of Directors shall be assigned by the Executive Committee, following a proposal by its Chairman, by favouring know-how, capacities and experience as required for each function, and as a general rule making continuity and accrued experience prevail over mere rotation, particularly as regards highly specialized functions (such as the financial function and technical functions);

(g)         Non-executive members of the specialized committees of the Board of Directors shall tend to be subject to rotation among specialized committees after the lapse of three terms of office, pursuant to the principles in (a) and (e) above;

(h)         The Evaluation Committee gives its opinion, in advance, on the observance of the general principles that shape the rotation policy.

At the time of adoption of this policy, the Board of Directors further considered that the same is reinforced by the following management accountability mechanisms already implemented by the Company: (i) duration of terms of office for three years, with the possibility of re-election; (ii) periodic appraisal and evaluation of the management by the Shareholders at the Annual General Meetings of Shareholders; and (iii) the duties performed by the Evaluation Committee of the Board of Directors.

Rules on the appointment and substitution of the members of the Board of Directors

The members of the Board of Directors are elected by the General Meeting of Shareholders as described in Chapter II.1.

PT’s Evaluation Committee was assigned powers within the director appointment procedure as best described in Chapter II.16.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such

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definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

Rules on the appointment and substitution of members of the supervisory bodies

The members of the supervisory bodies are appointed by the General Meeting of Shareholders as described in Chapter II.1.

The Bylaws determine that the absence of any member of the Audit Committee shall be deemed as a definitive absence under the same terms as described above regarding the absence of members of the Board of Directors. Such definitive absence shall be declared by the Audit Committee, and the member in question shall be replaced as provided for by law and the Bylaws.

Substitution of the Chartered Accountant shall be made in accordance with the law.

II.12. NUMBER OF MEETINGS OF THE MANAGEMENT AND SUPERVISORY BODIES, AS WELL AS REFERENCE TO MINUTES OF SUCH MEETINGS

During the 2011 financial year, 13 meetings of the Board of Directors and 14 meetings of the Audit Committee took place.

The management and supervisory bodies draw up minutes of their meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

II.13. NUMBER OF MEETINGS OF THE EXECUTIVE COMMITTEE AND REMITTAL OF ITS MINUTES AND NOTICES

During the 2011 financial year, 36 meetings of the Executive Committee took place. The Executive Committee draws up minutes of its meetings, and members attending such meetings may dictate a summary of their interventions for the minutes.

The Chief Executive Officer sends all notices and minutes of the Executive Committee meetings to the Chairman of the Board of Directors and Chairman of the Audit Committee in order to allow for the proper information of such officers.

II.14. EXECUTIVE AND NON-EXECUTIVE MEMBERS — INCOMPATIBILITY RULES AND INDEPENDENCE CRITERIA

Board of Directors

In Chapter II.1., directors are broken down into executive and non-executive directors, and among the latter those that are considered independent.

As set out in the same Chapter, as of 31 December 2011 the Board of Directors includes eight independent non-executive directors, which corresponds to more than one-fourth of the total number of members pursuant to the provisions of CMVM Recommendation no. II.1.2.2.

Additionally, all non-executive members of the Board of Directors that are identified above as independent (obviously, other than directors incorporating the Audit Committee) have complied,

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where applicable, will all incompatibility rules provided for under article 414A-1 of the Portuguese Companies Code, except as provided for under subparagraph (b) pursuant to the provisions of CMVM Recommendation no. II.1.2.3.

In this way, it should be mentioned that PT carried out an overall, material, on a case-by-case basis evaluation of the independence of its directors, guided by general principles intended to assess that directors are neither associated to any specific interest group within the Company, nor in any circumstance capable of affecting their impartial analysis or decision.

As to evaluation of independence of directors incorporating the Audit Committee, such evaluation was conducted by this corporate body, in accordance with Internal Regulation no. 4,08 approved by the Board of Directors and the Audit Committee on 31 January 2008, as detailed below.

The evaluation of independence of all other non-executive directors, as detailed hereinafter, was carried out by the Board of Directors in accordance with: (i) criteria as defined in Internal Regulation no. 3,08 approved by the Board of Directors on 31 January 2008, which provides for criteria substantially in line with the general principles underlying European and CMVM recommendations, as well as (ii) criteria as provided for under Section 303A Corporate Governance Standards of the New York Stock Exchange.

Audit Committee

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2011, the Audit Committee complies with the provisions of article 423B-4 & 5 of the Portuguese Companies Code, since all its members are independent pursuant to article 414-5 of the same Code and have appropriate training and expertise.

In this regard, it should be mentioned that, should CMVM’s understanding that re-election in any corporate body (and not exclusively in the supervisory body) is relevant for the purposes of subparagraph (b) of article 414-5 of the Portuguese Companies Code be followed, and exclusively as regards the 2011 financial year, the Chairman of the Audit Committee, although having been elected for the first time for the supervisory body on 22 June 2007, was re-elected for more than two terms of office to carry out non-executive duties in the management body of the Company.

However, it should be stressed that it has always been PT’s understanding, supported on opinions obtained in connection with the specificities of its governance model, that the number of terms of office that are relevant for the purposes of the provisions of article 414-5(b) of the Portuguese Companies Code is merely related to re-election to similar duties as member of the supervisory body. In fact, the assumption ratio provided for under such (b) section must be the rotation within the supervisory body.

The above notwithstanding, it should be mentioned that re-election to other corporate bodies may be relevant, but only for the purposes of the general criterion on assessment of independence as provided for in the preamble to paragraph 5 of article 414 of the Portuguese Companies Code. In other words, such re-election should not be considered as cause for automatic loss of independence, but rather appraised on a case-by-case basis as to whether or not it impairs an impartial analysis or decision by the member in question.

In this respect, it is important to take into account that PT has carried out a material overall evaluation of the independence of the Chairman of its Audit Committee, and concluded that he is independent.

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Considering that the legal independence requirements and criteria are placed, primarily and mandatorily, on the members of supervisory bodies, and that the members of the Audit Committee take a double function, as “directors” and “supervisors”, it is understood that the legal system applicable to “supervisors” prevails with regard to the composition of such body and the assessment of independence of its members.

In addition, it should be clarified that, as of 27 March 2009, the day of re-election of the members of PT’s Audit Committee for the 2009-2011 term of office, the then existing wording of CMVM Recommendation no. II.1.2.3 was a different one, and did not provide, notably, for the current end part. In this way, upon election of the corporate bodies for the 2009-2011 term of office, the Chairman of the Audit Committee, as well as other Company directors, were in full compliance with the independence requirement established on such recommendation.

In this way, taking into account the provisions as expressly mentioned on the said legal rule, as well as the nature of the supervisory duties, the Audit Committee understands that all its members are independent and its Chairman holds the qualifications required to carry out such duties. Therefore, the Audit Committee complies with the provisions of CMVM Recommendation no. II.1.3.1.

Furthermore, it should be stressed that (i) independence of the members of the Company’s Audit Committee is also assessed in accordance with SEC and NYSE rules applicable to PT’s Audit Committee, which rules are described in next Chapter, and (ii) all the members of the Audit Committee are independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F submitted to SEC each year.

II.15. RULES FOR EVALUATION OF INDEPENDENCE OF MANAGEMENT MEMBERS

Board of Directors

The concept of independence set out in Internal Regulation no. 3,08 on the independence of the members of the Board of Directors of Portugal Telecom, other than the members of its Audit Committee, approved on 31 January 2008, as well as the criteria under Section 303A Corporate Governance Standards of the New York Stock Exchange were taken into consideration in the qualification of director independence as set out in the table in Chapter II.1 above.

In particular, the abovementioned Internal Regulation provides for criteria reflecting and permitting a material, case-by-case basis evaluation of independence substantially in line with the general principles underlying: (i) European recommendations, in the light of which directors are deemed independent if they do not entertain any commercial, family or other relationships — with the company, owners of qualified holdings or organisation structures of either of them — “that might originate a conflict of interests capable of impairing their appraisal capacity”; and (ii) CMVM Recommendations that refer to the requirements applicable to members of the supervisory bodies as provided for under articles 414 and 414-A of the Portuguese Companies Code, according to which directors are deemed independent if neither associated to any specific interest group within the Company, nor in any circumstance capable of affecting their impartial analysis or decision.

In assessing the non-existence of any association to specific interest groups in PT or any circumstance capable of affecting a director’s capacity to analyse or decide with independence, the directors, as well as the Board of Directors as a whole, also take into account the incompatibility rules set forth in article 414A of the Portuguese Companies Code, with exception to the rule in paragraph 1(b) of this article,

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as well as the situations affecting director independence as established in article 414-5(a) and (b) of that same Code.

According to Internal Regulation no. 3,08, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said Internal Regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under Internal Regulation no. 3,08 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, as described hereinafter.

Audit Committee

For purposes of assessment of independence, non-existence of incompatibility situations and specialization of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT adopted, on 31 January 2008, Internal Regulation no. 4,08, which was prepared on the basis of the independence concept set out under article 414-5, the list of incompatibilities provided for under article 414A, and the specialization concept set out under article 414-4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, Rule 10A-3 on Listing Standards Relating to Audit Committee of SEC and the Final Rules approved under Section 303A on Corporate Governance Standards of NYSE, were also taken into account.

In accordance with the abovementioned Internal Regulation, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such Internal Regulation no. 4,08.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialization requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialization on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialization as provided for under the Portuguese Companies Code, the Audit Committee will

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trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

Independence of the members of the Company’s Audit Committee is also assessed in accordance with the tests known as Independence Tests set out in Section 303-A on Corporate Governance Standards issued by the NYSE, which are applicable to the Company as an entity with shares admitted to trading on the NYSE, under ADR form.

II.16. SELECTION PROCEDURE FOR NON-EXECUTIVE DIRECTOR CANDIDATES

Candidates for non-executive management offices are elected by the General Meeting of Shareholders. At the elective General Meetings of Shareholders that have been held at PT, the names incorporated in the lists for purposes of election of corporate bodies, in particular as regards the management body and its non-executive members, have been proposed by Shareholders who are signatories of the proposal in question, no executive directors having participated in the procedure for selection of non-executive directors.

Additionally, the Evaluation Committee is assigned, inter alia, the power to assist the Board of Directors in the procedure for selection of directors for the Company, either at the request of the Chairman of the Board of Directors (notably in case of co-optation), or on the initiative of Shareholders entitled to submit lists to voting.

The assignments of the Board of Directors and Evaluation Committee within this framework correspond to the exercise of the corporate management duties entrusted to the management body as to the specialized functions of the Board of Directors, i.e. the intervention of such Committee in the selection procedure for non-executive director candidates essentially comprises the definition of an objective profile as appropriate for the persons to be elected, taking into account general and abstract criteria of good management, without prejudice to the decision of candidate selection being in itself entrusted to the Board of Directors in cases of co-optation (subject to ratification by the General Meeting of Shareholders), or to the Shareholders in case of election at a General Meeting of Shareholders.

The Evaluation Committee has 6 non-executive directors among its 7 members, and it is chaired by the Chairman of the Board of Directors, who is a non-executive director. The sole member of this Committee performing executive duties in the Company is the Chief Executive Officer, who is prevented, under the Evaluation Committee Regulation, from voting as to resolutions on the annual performance evaluation of the members of the Executive Committee, and resolutions on co-optation or election of PT directors where the selection of non-executive directors is at issue.

In this way, any interference of executive directors in the selection of non-executive director candidates is limited, in full compliance with CMVM Recommendation no. II.1.3.2.

II.17. DESCRIPTION OF THE ACTIVITY OF NON-EXECUTIVE DIRECTORS

The Board’s operating regulation provides for the possibility of holding ad hoc meetings among non-executive directors, and requires that non-executive directors meet with the Chairman of PT’s Evaluation Committee at least once a year.

The non-executive members of the Board of Directors have prepared a report of the activities carried out during the 2011 financial year, which report was approved at the meeting of such members held

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on 22 March 2012 and is disclosed on the annual management report in compliance with CMVM Recommendation no. II.2.4.

II.18. PROFESSIONAL QUALIFICATIONS OF THE MEMBERS OF THE BOARD OF DIRECTORS, INDICATION OF PROFESSIONAL ACTIVITIES CARRIED OUT BY THE SAME IN THE LAST FIVE YEARS AT LEAST, NUMBER OF SHARES IN THE COMPANY HELD BY THE SAME, DATE OF FIRST APPOINTMENT AND DATE OF EXPIRATION OF TERM OF OFFICE

The curricula of PT directors are shown in Appendix III.

Chapter II.1. shows the number of shares in the Company held by each director, the year of first appointment and the date of expiration of the term of office.

II.19. FUNCTIONS EXERCISED BY THE MEMBERS OF THE MANAGEMENT BODY IN OTHER COMPANIES, INDIVIDUALIZING THOSE EXERCISED IN OTHER COMPANIES OF THE SAME GROUP

The functions exercised by the PT’s directors in other companies are shown in Appendix III.

SECTION III. GENERAL AND SUPERVISORY COUNCIL, COMMITTEE FOR FINANCIAL MATTERS, AUDIT COMMITTEE AND FISCAL COUNCIL

Information as provided for in Chapters II.20. to II.23. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

II.24. EVALUATION OF THE EXTERNAL AUDITOR

PT follows the Anglo-Saxon governance model, and therefore it has no Supervisory Board (“Conselho Fiscal”). The data hereinafter are referred to the Audit Committee.

The annual evaluation of the external auditor is included in the annual activity report of the Audit Committee made available on the Company website together with the financial statements.

Up to this date, PT Audit Committee has, in no case, found any reason to take steps towards removing with just cause any entity having performed the duties of external auditor of the Company, and therefore CMVM Recommendation no. II.4.5, at no time applicable as to this portion, is deemed entirely complied with.

For mere information purposes, it should be said as to this matter that, in accordance with its Internal Regulation, the Audit Committee is directly and exclusively responsible for appointing, hiring, confirming or terminating the duties and fixing the remuneration of the external auditors of the Company, as well as for supervising their qualifications and independence and approving the auditing and/or other services to be rendered by the said external auditors or by persons or entities associated to the same. Neither the law nor the Bylaws of the Company assign any powers for the General Meeting of Shareholders to resolve on the removal without just cause of the external auditor.

Information as provided for in Chapters II.25. to II.28. of CMVM Regulation no. 1/2010 does not apply to PT, taking into account that the Company has adopted an Anglo-Saxon governance model.

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II.29. COMPANY REMUNERATION POLICY

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B-3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is described in the declaration on this matter to be submitted by the Board of Directors to the 2012 Annual General Meeting of Shareholders, in compliance with the part concerning this matter of CMVM Recommendation no. II.1.5.3. Such declaration is attached hereto as Appendix IV, and it will be submitted to the Shareholders as an integral part of the Report and Accounts for the 2011 financial year.

Similarly, at the Annual General Meeting of Shareholders held on 6 May 2011, the declaration of the Board of Directors on the remuneration policy applicable to the PT Group’s officers, other than those incorporating the management or supervisory bodies, was also submitted to the Shareholders in a text incorporated in the Report and Accounts for the 2010 financial year.

At PT there are no other employees whose professional activity might have a relevant impact on the company risk profile or whose remuneration contains a significant variable component.

SECTION IV. REMUNERATION

Compensation Committee

The Compensation Committee is elected by the Shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The current members of the Compensation Committee were elected on 27 March 2009 for the 2009-2011 three-year term of office. Taking into account the expiration of this term of office on 31 December 2011, the Annual General Meeting of Shareholders to be held at the beginning of 2012 will elect the members of the Compensation Committee for the 2012-2014 three-year term of office.

Composition
Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda	Member

Independence of the members of the Compensation Committee

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree.

In this way, PT complies with the first part of CMVM Recommendation no. II.5.2.

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II.30. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) in force during the 2011 financial year is described on the declaration by the Compensation Committee on this matter as approved by the 2011 Annual General Meeting of Shareholders, pursuant to article 2-1 of Law no. 28/2009 of 19 June 2009. Such declaration is reproduced in Appendix V hereto.

At the Annual General Meeting of Shareholders to be held in April 2012, the declaration of the Compensation Committee on the remuneration policy for the members of PT’s management and supervisory bodies for 2012 will similarly be submitted to the Shareholders under an autonomous item on the agenda.

II.31. REMUNERATION INDIVIDUALLY EARNED BY THE MEMBERS OF THE COMPANIY’S MANAGEMENT AND SUPERVISORY BODIES

Pursuant to Law no. 28/2009 of 19 June 2009 and to CMVM Regulation no. 1/2010, individual remunerations paid in 2011 to the members of the management body and Audit Committee of the Company are shown hereinafter:

	Remuneration paid in 2011			Committes as of 31 December 2011
		Variable			Corporate
	Fixed 2011	FY2010	Total	Audit	Governance	Evaluation
Executive Committe
Zeinal Abedin Mahomed Bava	695,038	660,905	1,355,943			Member
Luis Miguel da Fonseca Pacheco de Melo	486,526	420,575	907,101
Manuel Francisco Rosa da Silva	486,526	420,575	907,101
Carlos António Alves Duarte	486,526	420,575	907,101
Shakhaf Wine (a)	486,526	420,575	907,101
Alfredo José Silva de Oliveira Baptista (b)	358,313	—	358,313
Pedro Humberto Monteiro Durão Leitão (b)	358,313	—	358,313
	3,357,767	2,343,205	5,700,972
Audit Committee
João Manuel de Mello Franco	271,404	—	271,404	Chairman	Member	Member
José Guilherme Xavier de Basto	126,574	—	126,574	Member
Mário João de Matos Gomes (c)	183,736	—	183,736	Member
	581,714	—	581,714
Other Members of the Board of Directors
Henrique Manuel Fusco Granadeiro	617,812	—	617,812			Chairman
Joaquim Aníbal Brito Freixial de Goes	85,316	—	85,316		Member	Member
Gerald Stephen McGowan	44,058	—	44,058
Amílcar Carlos Ferreira de Morais Pires	44,058	—	44,058
Francisco Teixeira Pereira Soares	132,174	—	132,174		Member	Member
Nuno Rocha dos Santos de Almeida e Vasconcellos	132,174	—	132,174		Chairman
Rafael Luís Mora Funes	85,316	—	85,316			Member
Paulo José Lopes Varela	85,316	—	85,316		Member
Maria Helena Vaz de Carvalho Nazaré	44,058	—	44,058
Pedro Jereissati (d)	32,447	—	32,447
Otávio Marques de Azevedo (d)	32,447	—	32,447
Milton Amilcar Silva Vargas	44,058	—	44,058
Francisco Manuel Marques Bandeira (e)	—	—	—
Jorge Humberto Correia Tomé (e) (f)	—	—	—		Member	Member
	1,379,235	—	1,379,235
	5,318,715	2,343,205	7,661,920

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(a) The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

(b) Executive directors Alfredo José Silva de Oliveira Baptista and Pedro Humberto Monteiro Durão Leitão were appointed as PT’s directors on 6 April 2011.

(c) In addition to the amount specified in the table above paid by PT, non-executive director Mário de Matos Gomes was also paid a remuneration in the amount of Euro 7,838 by Previsão - Sociedade Gestora de Fundos de Pensões, S.A. for the office of Chairman of the Supervisory Board he performs therein.

(d) Non-executive directors Pedro Jereissati and Otávio Marques de Azevedo were appointed as PT’s directors on 6 April 2011.

(e) Non-executive directors Francisco Manuel Marques Bandeira and Jorge Humberto Correia Tomé waived their remuneration due to incompability with other professional duties.

(f) Non-executive director Jorge Humberto Correia Tomé resigned to his office in PT on 29 February 2012.

The annual variable remuneration paid in the 2011 financial year set out above refers to the performance of the executive directors during the financial year ended on 31 December 2010.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by the other non-executive directors corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

During the 2011 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Portuguese Securities Code).

Remunerations earned by the members of the management and supervisory bodies are listed in aggregate on Note 48 to the consolidated financial statement for the year of 2011.

II.32. ALIGNMENT WITH LONG TERM INTERESTS OF THE COMPANY, REMUNERATION BASED ON PERFORMANCE AND DISINCENTIVE TO EXCESSIVE RISK TAKING

As results from the remuneration policy in force in 2011, described in Appendix V, the remuneration is structured in such a way as to permit the alignment of the interests of management body members with long term interests of the Company, and it is based on performance evaluation and is a disincentive to excessive risk taking.

II.33. ON THE REMUNERATION OF EXECUTIVE DIRECTORS:

(a) Reference to the fact that the remuneration of executive directors incorporates a variable component, and information on the way as such component depends on performance evaluation;

See information included in Chapters II.31. and II.32.

(b) Indication of the corporate bodies empowered to carry out the performance evaluation of executive directors;

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation

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of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

(c) Indication of pre-determined criteria for the performance evaluation of executive directors;

The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described under the remuneration policy in force in 2011 set out in Appendix V.

(d) Clarification of the relative significance of the variable and fixed components of director remuneration, as well as indication of maximum limits for each component;

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, that were in force during the 2011 financial year are described under the remuneration policy set out in Appendix V. It should be stressed that such remuneration policy was defined and approved in 2009, upon election of the members of PT’s management and supervisory bodies for the 2009-2011 term of office.

Under the said policy, executive management member remuneration components took into account PT’s performance, in the short and medium-term, as well as the benchmarking performance as compared to other international companies with a similar size and business. It should also be mentioned, in particular, that the allocation of the variable remuneration components of executive directors was dependent on several quantitative and qualitative indicators (described in Appendix V), which were the basis for the overall amounts to be allocated and which included, inter alia, PT’s investment grade, total shareholder return (TSR) ratio as compared to the sector DJ Stoxx Telecom Europe (1st quartile), the dividend per share delta, the EBITDA growth delta vis-a-vis the same group of comparable companies, the evolution of PT’s Sustainability Index according to the DJSI methodology and the fulfilment of national and international strategic goals.

In this way, the remuneration of executive directors in 2011 was composed of a fixed and a variable constituent, where the latter was dependent on achievement of pre-determined goals and was composed of: (i) an annual variable remuneration (AVR) that, in the event of a 100% pre-determined goal achievement, might amount to 90% of the fixed remuneration, and (ii) a variable remuneration associated to medium-term performance (VRMT) that, in the event of a 100% pre-determined goal achievement, might reach 70% of the fixed remuneration.

Following the determination of the AVR according to this method, the Compensation Committee could increase or reduce the variable remuneration of the Chief Executive Officer and all the other members of the Executive Committee, upon proposal by the Evaluation Committee and the Chief Executive Officer, respectively.

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In any case, and depending on the level of achievement of pre-defined goals, the AVR was not expected to exceed the fixed remuneration in more than 110%, and should it exceed in 50% the overall variable remuneration for the year concerned, the payment of the amount in excess would be deferred for a 3-year period. Additionaly, the VRMT was always deferred for a 3-year period, with the payment of such deferred amounts being subject to the positive performance by PT, during the deferment period, not being affected as mentioned under the remuneration policy in force during the 2011 financial year.

Furthermore, upon preparation of a new corporate body remuneration policy, a new benchmarking study was made covering around 140 companies, which enabled us to confirm that the relationship between fixed and variable remuneration as established for the members of the Executive Committee in the 2009-2011 term of office was a reasonable one.

From all the abovementioned results that overall the variable component vis-a-vis the fixed component of the remuneration present a reasonable relationship, and therefore PT considers that CMVM Recommendation no. II.1.5.1(ii) was complied with.

A new remuneration policy for the members of PT’s corporate bodies to be in force in 2012 will be submitted to the approval of the Shareholders at the 2012 Annual General Meeting.

(e) Indication of the deferment of payment of the variable component of the remuneration, mentioning the deferment period.

As described under the remuneration policy in force during the 2011 financial year as set out in Appendix V hereto, such policy provided for a deferment for a three-year period of the payment of 50% of the overall variable remuneration allocated to executive directors, in each financial year, and the payment of such deferred amounts would be subject to the positive performance by PT, during the deferment period, not being affected as mentioned under the remuneration policy in force during the 2011 financial year.

In this way, as of 31 December 2011, pursuant to the executive directors’ remuneration policy in force, the following amounts relating to annual and medium-term variable remuneration in respect of year 2010 were deferred, with the payment of such deferred amounts being expected to take place in 2014, subject to the conditions set out under the said remuneration policy:

	Annual
	Variable	VRMT
	FY2010	FY2010	Total
Zeinal Abedin Mahomed Bava (a)	79,555	581,349	1,170,367
Luis Miguel da Fonseca Pacheco de Melo (b)	50,626	369,949	777,198
Manuel Francisco Rosa da Silva (b)	50,626	369,949	777,198
Carlos António Alves Duarte (b)	50,626	369,949	777,198
Shakhaf Wine (b) (c)	50,626	369,949	777,198
Alfredo José Silva de Oliveira Baptista (d)	—	—	—
Pedro Humberto Monteiro Durão Leitão (d)	—	—	—
	282,059	2,061,145	4,279,161

(a)          As of 31 December 2011, it is deferred the payment of 509,463 euros to the director relating to medium-term variable remuneration in respect of 2009. The payment of such deferred amount is expected to occur only in 2013, subject to the conditions set out in the remuneration policy.

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(b)         As of 31 December 2011, it is deferred the payment of 356,623 euros to the director relating to medium-term variable remuneration in respect of 2009. The payment of such deferred amount is expected to occur only in 2013, subject to the conditions set out in the remuneration policy.

(c)          The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

(d)         Executive directors Alfredo José Silva de Oliveira Baptista and Pedro Humberto Monteiro Durão Leitão were appointed as PT’s directors on 6 April 2011.

(f) Explanation on how the payment of the variable remuneration is subject to continued positive performance by the company all along the deferment period;

The payment of the variable remuneration amounts allocated, in each financial year, to executive directors was, in 2011, deferred for a three-year period and subject to the condition of the positive performance by the Company during such period not being affected in terms as mentioned on the remuneration policy attached hereto as Appendix V.

(g) Sufficient information on the criteria on which the allocation of a variable remuneration in shares is based, as well as on executive directors keeping any shares granted them in the company, on any agreement executed as to such shares, notably hedging or risk transfer agreements, the limit thereof, and their relationship to the amount of the overall annual remuneration;

Not applicable. See Chapter II.31.

(h) Sufficient information on the criteria on which the allocation of a variable remuneration in options is based, and indication of deferment period and exercise price;

Not applicable.

(i) Identification of the main parameters of and grounds for any annual prize system and any other non-pecuniary benefits;

In 2011, there were no significant prizes, annual bonuses or non-pecuniary benefits of any nature whatsoever.

(j) Remuneration paid in the form of profit sharing and/or prize payment, and the reasons why such prizes and/or profit sharing were granted;

The remuneration policy of the members of the Board of Directors does not provide for the allocation, in general terms, of this type of remuneration, without prejudice to the possibility of allocation of a prize to the Chairman of the Board of Directors (please refer to the remuneration policy that was in force in the 2011 financial year and is attached hereto as Appendix V).

As to the item above, it should be stressed that, as mentioned under item I. of Appendix V, the remuneration of the Chairman of the Board of Directors consists in an annual fixed remuneration indexed to the annual fixed remuneration of the Chief Executive Officer, the variable component excluded.

Under that same item, such fact did not disallow the ability as recognised to the Board’s Evaluation Committee to propose that the Compensation Committee allocate a prize to the Chairman of the

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Board of Directors, at the end of his term of office, as a function of the evaluation of his performance of his duties (notably as referred to his powers under the Bylaws) separate, however, from the performance of the Company. In this way, upon definition of the remuneration policy, it was deemed that the quality of the performance of the Chairman of the Board of Directors might justify allocating such prize, by taking into account criteria not related to the performance or value of the Company.

Furthermore, the definition of the remuneration policy for members of PT SGPS’ management and supervisory bodies elected at the General Meeting of Shareholders dated 27 March 2009 for the 2009-2011 term of office was established before such election. The intention was that no non-executive director, the Chairman of the Board of Directors included, would see any portion of remuneration subject to the achievement of pre-determined goals, in order to prevent any effect on their independence vis-a-vis the executive management.

In this way, and since the ratio underlying the possibility of allocation of such prize to the Chairman of the Board of Directors, at the end of his term of office, was substantially different from the one guiding the allocation and/or payment of the variable remuneration component (annual or pluri-annual) to executive directors, it is PT’s understanding that CMVM Recommendation no. II.1.5.1(viii) is complied with.

In addition, during the 2011 financial year and following the recommendation presented by several Shareholders at the 2011 Annual General Meeting of Shareholders, the Compensation Committee, upon proposal by the Evaluation Committee, approved the allocation of an extraordinary prize to the Chairman of the Board of Directors and the members of the Executive Committee, following the transactions ocurred in 2010 relating to the acquisition of Vivo by Telefónica and the acquisition by PT of a joint control stake in Oi Group.

The amount of such prize was determined by taking into consideration the dimension of the sale of Vivo, its extraordinary nature and the structural transformation it caused inside PT, as well as, inter alia, the extraordinary personal effort it demanded from the Chairman of the Board of Directors and the members of the Executive Committee especially involved in the transaction, which was crucial to its success, and the fact that the transaction resulted in an extraordinary and unprecedented remuneration to PT’s Shareholders, - as well as in the approval by the Board of Directors, upon proposal by the Executive Committee, at the end of 2010 financial year, of the allocation of an extraordinary compensation to PT’s employees in the overall amount of 14,263,841 euros -, thus meeting the value creation indicators as set out in the Company’s Shareholders’ remuneration policy (in particular, the evolution of the total shareholder return ratio and the dividend per share delta). It was also decided that, similarly to the variable remuneration, 50% of this prize to the directors be deferred for a three-year period and subject to the positive performance by the Company during such period.

In this way, the following amounts were paid during 2011 by way of extraordinary prize:

Henrique Manuel Fusco Granadeiro	800,000
Zeinal Abedin Mahomed Bava	1,000,000
Luis Miguel da Fonseca Pacheco de Melo	237,500
Manuel Francisco Rosa da Silva	137,500
Carlos António Alves Duarte	87,500
Shakhaf Wine (a)	287,500
2.550.000

(a) The remuneration of the executive director Shakhaf Wine is paid through PT Brasil, PT’s subsidiary in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

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(l) Compensations paid or due to former executive directors in respect of termination of office during the financial year;

During the 2011 financial year, no compensations were paid or became due to former executive directors in connection with termination of their office during the financial year.

(m) Reference to contractual limitation as established for any compensation to be paid upon removal without just cause of a director, and its relationship with the variable component of the remuneration;

Without prejudice to the next paragraph, in 2011, no limits were contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

Nevertheless, as described under the remuneration policy attached hereto as Appendix V, which was in force during the 2011 financial year, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors should act in compliance with the general principle whereby, in the event of removal or termination by mutual agreement of the management relationship, no compensation would be paid where such removal or termination was provenly due to inappropriate performance.

Since such principle is included in its remuneration policy – which is submitted to the General Meeting of Shareholders each year – it is PT’s understanding that such instrument is appropriate and sufficient to discipline this matter, and so there is no need to establish any other contractual special instruments forbidding the payment of compensations in case of inappropriate performance by the director. In this way, PT has complied with CMVM Recommendation no. II.1.5.1(vii).

(n) Amounts paid, for any reason whatsoever, by other companies in a control or group relationship;

During the 2011 financial year, no amounts other than those referred to in Chapter II.31 above were paid to PT executive directors (or non-executive directors) by companies in a control or group relationship.

Additionally, it should be mentioned that, during the 2011 financial year, Brazilian companies integrated in Oi Group and Contax Group (both jointly controlled by PT) paid to 6 directors of PT, for the performance of executive duties in those companies, an overall amount in local currency, net of any deductions due under Brazilian law, corresponding to 1,208,861 euros. This amount has been determined by those companies’ competent corporate bodies under Brazilian law.

(o) Description of the main characteristics of complementary pension or early retirement systems for directors, specifying whether the same were subject to appraisal by the general meeting of shareholders;

One director is covered by the pension benefit plan sponsored by PT (TLP), which plan benefits over 11,000 employees and former employees. See information included on Note 14 to the financial statements for the 2011 financial year.

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(p) Estimate of the value of material non-pecuniary benefits deemed as remuneration not covered by the foregoing situations;

The benefits in force for senior managers as described on Note 48 to the consolidated financial statements for 2011 are the only benefits applicable, mutatis mutandi, to the members of the Executive Committee (as well as to the Chairman of the Board of Directors).

(q) Existence of mechanisms preventing executive directors from executing agreements that might put into question the reason for a variable remuneration.

As described under the remuneration policy in force during the 2011 financial year and attached hereto as Appendix V, unless otherwise agreed or resolved by the Compensation Committee, PT and its directors should act in compliance with the general principle according to which directors should not execute any agreements, whether with the Company or with a third party, that might result in mitigating the risk inherent to the variability of the remuneration as determined for them by the Company.

II.34. REFERENCE TO THE FACT THAT THE REMUNERATION OF NON-EXECUTIVE DIRECTORS OF THE MANAGEMENT BODY DOES NOT INCORPORATE VARIABLE COMPONENTS

No form of variable remuneration either for non-executive members of the management body or for members of the supervisory body is provided for (notwithstanding the possibility of allocation of a prize to the Chairman of the Board of Directors as described under the remuneration policy in force during the 2011 financial year and attached hereto as Appendix V).

II.35. WHISTLEBLOWING

In 2005, PT implemented a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing. Within this System, “undue practices” mean all acts or omissions, wilful or seriously negligent, which are attributed to the conduct of members of a corporate body and other managing officers, heads of departments, staff and remaining employees of Group companies, notably in matters pertaining to Accounting, Internal Control or Auditing, that may be reflected on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or that may cause damage to PT’s assets.

Taking this framework into account, Whistleblowing is any communication of information made by any person who believes that there is evidence of any of the following:

•                  Violation of a law, rule or regulation;

•                  Bad management;

•                  Abuse of authority; or

•                  Large fund squandering.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT’s website.

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Any employee or person outside the Group (meaning a person that does not belong to the company’s staff – for instance, a shareholder, customer or supplier) may report undue practices through a website specifically created for such purpose: https://napq.telecom.pt.

The communication is automatically encrypted, it may be sent from any computer (within or outside PT), and its identification is virtually impossible.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation against those that make the said communications tolerated.

The Audit Committee ensures the receipt and follow up of communications, which are first received by a Qualified Communication Analysis Team (NAPQ – Núcleo de Análise de Participações Qualificadas), who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified.

SECTION V. SPECIALIZED COMMITTEES

PT has three specialized committees in the Board of Directors, as well as two structures supporting the Executive Committee that will also be considered in the information given under this Section.

II.36. PERFORMANCE EVALUATION, GOVERNANCE AND APPOINTMENT COMMITTEES

The composition of the Evaluation Committee, Corporate Governance Committee, Disclosure Committee and Sustainability Committee are shown in Chapter II.2.

Currently, PT’s governance structure does not comprise an autonomous committee empowered to identify candidates to management offices. However, the Evaluation Committee was given certain powers in the matter of selection of candidates to management offices, as described in Chapter II.3., Evaluation Committee.

II.37. NUMBER OF MEETINGS OF THE COMMITTEES AND MINUTES OF SUCH MEETINGS

During the 2011 financial year, the Evaluation Committee held 2 meetings, the Corporate Governance Committee held 1 meeting, the Disclosure Committee held 11 meetings and the Sustainability Committee held 1 meeting. Minutes are prepared in respect of the meetings of all these Committees.

II.38. REFERENCE TO THE FACT THAT A MEMBER OF THE REMUNERATION COMMITTEE HAS KNOWLEDGE AND EXPERIENCE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy, and thus PT adopts the second part of CMVM Recommendation no. II.5.2.

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II.39. INDEPENDENCE OF THE PERSONS HIRED BY THE REMUNERATION COMMITTEE

In the performance of its exclusive powers in the matter of remuneration determination under article 399 of the Portuguese Companies Code, PT’s Compensation Committee is supported by the Evaluation Committee, which, as described above, has consultive powers as required to provide technical support to the Compensation Committee as provided for under the Internal Regulation of the Evaluation Committee.

As an example, the Evaluation Committee shall:

(a)          Establish, for each term of office and each year, the goals for the Executive Committee of the Company, taking into account the plans approved by the Board of Directors and for purposes of establishment by the Compensation Committee of the relevant criteria in the matter of remuneration;

(b)         Propose to and discuss with the Compensation Committee the policy to be followed by the Company, for each term of office and in the long term, in the matter of fixed and variable remuneration;

(c)          Appraise, each year, the performance of the Executive Committee, according to objective criteria as approved by the Compensation Committee for purposes of fixing the variable component, upon hearing the Chief Executive Officer.

In this way, without prejudice to all legal and Bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialization of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT.

Taking into account the high and growing level of complexity of these matters, primarily linked to attracting and retaining assets as well as to the implementation of strategic goals and risk undertaking, PT’s Board of Directors has deemed the creation of this consultive committee as a material element to support the management body and the Compensation Committee.

In fact, the members of this special committee, having a specific knowledge of the business and the market, as well as of PT’s strategy and goals, increase the potential for an enlightened and transparent decision-making process by the management body and the Compensation Committee.

In this connection, during the 2011 financial year, for the purpose of performance of its duties of assistance and support to the Board of Directors and Compensation Committee within the framework of the above processes, the Evaluation Committee did not resort to the services of companies hired by PT for the provision of other services, or of the current consultants to the Company. And nor did the Compensation Compensation resort to the services of companies hired by PT for the provision of other services, or of the current consultants to the Company for the provision of other services in 2011.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

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CHAPTER III. INFORMATION AND AUDITING

III.1. CAPITAL STRUCTURE

The share capital in PT is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Following a resolution approved at the General Meeting of Shareholders dated 26 July 2011, class A shares no longer grant any special rights to the Portuguese State as Shareholder in PT.

All PT ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

III.2. QUALIFIED HOLDINGS IN THE SHARE CAPITAL IN THE ISSUER, CALCULATED IN ACCORDANCE WITH ARTICLE 20 OF THE PORTUGUESE SECURITIES CODE

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Qualified holdings

Date of Report	Institutions	No. of shares	% of capital	% of voting rights
30-Dec-11	Espirito Santo Group (1)	101,697,989	11.34%	11.34%
02-Jun-11	RS Holding, SGPS, SA.	50,111,159	10.05%	10.05%
23-Sep-11	Capital Research and Management (2)	89,403,498	9.97%	9.97%
30-Nov-11	Telemar Norte Leste, SA	64,557,566	7.70%	7.70%
31-Dec-11	Caixa Geral de Depositos Group	56,011,952	6.25%	6.25%
27-Dec-11	UBS AG (3)	45,309,635	5.05%	5.05%
13-Dec-11	Norges Bank (4)	44,852,919	5.00%	5.00%
23-Sep-11	The Income Fund of America, Inc. (5)	44,575,845	4.97%	—
31-Dec-11	Brandes Investments Partners, LP.	34,628,566	3.86%	2.87%
11-Oct-10	Europacific Growth Fund (6)	18,061,608	2.01%	—
12-Dec-11	Barclays Group (7)	23,689,084	2.64%	2.64%
31-Dec-10	Visabeira Group	23,642,885	2.64%	2.64%
14-Dec-11	JP Morgan (8)	21,590,141	2.41%	2.41%
07-Dec-09	BlackRock Inc.	21,025,118	2.35%	2.35%
03-Feb-10	Controlinveste Comunicações	20,419,325	2.28%	2.28%
24-Jun-10	Telefónica, SA. (9)	18,122,661	2.02%	2.02%

(1) On 15 February 2012, PT further disclosed that Espirito Santo Group held a qualified holding corresponding to a total of 93,697,989 ordinary shares representing 10.45% of PT’s share capital and corresponding voting rights. (2) On 13 February 2012, PT further disclosed that Capital Research and Managment held a qualified holding corresponding to a total of 42,952,953 ordinary shares representing 4.79% of PT’s share capital and corresponding voting rights. (3) On 6 February 2012, PT further disclosed that UBS AG held a qualified holding corresponding to a total of 42,024,498 ordinary shares representing 4.69% of PT’s share capital and corresponding voting rights. (4) On 6 February 2012, PT further disclosed that Norges Bank Group held a qualified holding corresponding to a total of 44,442,888 ordinary shares representing 4.96% of PT’s share capital and corresponding voting rights. (5) On 3 February 2012, PT further disclosed that The Income Fund of America held less than 2% of the voting rights corresponding to the share capital of PT. (6) On 20 February 2012, PT further disclosed that Europacific Growth Fund held a qualified holding corresponding to a total of 23,045,000 ordinary shares representing 2.57% of PT’s share capital and corresponding voting rights. (7) On 6 March 2012, PT further disclosed that Barclays held a qualified holding corresponding to a total of 22,791,762 ordinary shares representing 2.54% of PT’s share capital and corresponding voting rights. (8) On 9 January 2012, PT further disclosed that JP Morgan has reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT. (9) On 22 January 2012, PT further disclosed that Telefónica has reduced its holding to less than 2% of the voting rights corresponding to the share capital of PT and its long position to less than 5% of PT’s share capital.

Updated information on qualified holdings in the Company may be consulted at www.telecom.pt and on CMVM site.

III.3. IDENTIFICATION OF SHAREHOLDERS WITH SPECIAL RIGHTS AND DESCRIPTION OF SUCH RIGHTS

Following the resolution passed at the General Meeting of Shareholders dated 26 July 2011, class A shares no longer grant any special rights to the Portuguese State as Shareholder in PT. In this way, no shares representing the share capital in PT grant any special rights to their holders at this time.

III.4. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that Shareholders carrying out, directly or indirectly, a business competing with the business of companies in a control relationship with PT may not be the owners, without the prior authorization of the General Meeting of Shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

III.5. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRASFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

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III.6. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of Shareholders may only resolve, on a first call, if Shareholders owning at least shares corresponding to one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of Shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of Shareholders resolves by a majority of two-thirds of the votes cast.

However, if Shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

The Board of Directors is, however, authorized to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of Shareholders, according to the terms described in Chapter II.10 hereof. The Board of Directors may also move the registered office of the Company within the national territory upon authorization by the General Meeting of Shareholders.

III.7. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHT ARE NOT EXERCISED BY SUCH EMPLOYEES

There is no system specifically providing for any share capital holding by employees in the Company as a result of which the relevant voting rights are not directly exercised by such employees.

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III.8. DESCRIPTION OF THE ISSUER’S SHARE PRICE EVOLUTION

Share performance in 2009-2011

Most relevant facts announced during the 2011 financial year

21 December	Portugal Telecom informs on Moody’s risk rating
15 December	Portugal Telecom informs on payment of interim dividend
30 November	Portugal Telecom informs on spectrum auction
14 November	Portugal Telecom announces that Meo exceeds one million customers
3 November	Results for the first nine mMonths of 2011
31 August	Results of the 2nd quarter of 2011
29 July	Portugal Telecom informs on Moody’s risk rating
26 July	General Meeting of Shareholders of Portugal Telecom
25 July	Trading update for the 2nd quarter of 2011
30 June	Notice of the General Meeting of Shareholders
7 June	Portugal Telecom informs on Moody’s risk rating
3 June	Portugal Telecom informs on S&P risk rating
31 May	Changes to conditions on exchangeable bonds with maturity in 2014
26 May	Results for the 1st quarter of 2011
24 May	Portugal Telecom informs on Oi’s corporate restructuring
10 May	Portugal Telecom informs on payment of dividend
6 May	Annual Report - Form 20-F
6 May	Annual General Meeting of Shareholders of Portugal Telecom
6 April	Appointment of members of Board of Directors
28 March	Update on investment in and strategic partnership with Oi
25 March	Portugal Telecom ensures new credit line
24 February	Annual results for 2010
27 February	Eurobond issue
26 January	Update on investment in and strategic partnership with Oi
10 January	Portugal Telecom informs on news related to Dedic and Contax

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III.9. DESCRIPTION OF THE DIVIDEND DISTRIBUTION POLICY ADOPTED BY THE COMPANY

Dividend distribution policy

The Company adopts a dividend distribution policy that, as a general rule, takes into consideration the business opportunities, investor expectations and the financing needs concerning shareholders’ equity, taking into account capital cost and opportunity.

The Board of Directors is exclusively responsible for the proposal of dividend distribution, subject to Portuguese legislation and the Company’s Bylaws.

According to the Company’s Bylaws, at least 40% of the distributable profits of PT shall be distributed to the Shareholders as dividend, although the General Meeting of Shareholders may resolve, by a qualified majority of two-thirds of the votes cast, to reduce or not to distribute the dividend.

Dividend distributed in the last financial years

As from the 2005 financial year, and within the takeover bid to which the Company was subject, in 2006 and beginning of 2007, the Board of Directors submitted to the Shareholders a remuneration package that included the payment of an annual dividend of 0.475 euros per share in 2006-2007 (concerning the financial years of 2005 and 2006) and 0.575 euros per share in 2008-2009 (concerning the financial years of 2007 and 2008).

This shareholder remuneration package also included a remuneration of 2.1 billion euros corresponding to a share buyback programme, at market price, which was executed through the acquisition of a minimum of 16.5% of the share capital as of 31 December 2006. Implementation of such programme was completed on 25 July 2008, PT having acquired and cancelled a total of 232,344,000 own shares (the last shares acquired within the programme were cancelled in December 2008) corresponding to 20.58% of the share capital on the date the share buyback programme was proposed to the Shareholders in 2007.

Furthermore, during the 2007 financial year, the Company freely allotted to its Shareholders its holding in its subsidiary PT Multimédia, also in accordance with the terms of the abovementioned shareholder remuneration package, thus executing the spin-off of such company and its subsidiaries. Within this framework PT disposed of 180.6 million PT Multimédia shares.

Taking into account the general dividend distribution policy described above, the Board of Directors announced, on 14 May 2009, its intent to submit to the approval by the Shareholders, pursuant to the law, of a degree of dividend per share of 0.575 euros for the years ended on 31 December 2009, 2010 and 2011, such proposal to be subject to the market conditions and PT financial position prevailing at the time, as well as to other factors deemed relevant by the Board of Directors.

In line with such proposal of the management body, the General Meeting of Shareholders approved, on 16 April 2010, the distribution to PT Shareholders of an overall amount of 515,494,687.50 euros, which corresponds to the application of results for the 2009 financial year and resulted in the payment, on 14 May 2010, of an ordinary dividend of 0.575 euros per share.

In the last quarter of 2010, on 3 November, following the disposal of the share held by the PT Group in the Brazilian telecommunications operator Vivo and in anticipation of the proposed investment in Oi, the Board of Directors resolved to submit to PT Shareholders a new dividend distribution policy.

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The shareholder remuneration policy then outlined by the Board of Directors contemplated the distribution of (i) an exceptional dividend of 1.65 euros per share, of which 1.00 euro per share was paid on 28 December 2010 (as a 2010 profit advance), and 0.65 euros per share were paid on 3 June 2011; and (ii) an ordinary dividend of 0.65 euros per share for the financial years ended on 31 December 2010 and 2011, representing a 13% increase as compared to the Company’s original commitment, i.e. 0.575 euros per share for that same period (subject to approval by the General Meeting of Shareholders).

Additionally, that same policy provided for the adoption by PT of a progressive dividend policy, in order to increase between 3% and 5% the dividend per share for the period 2012-2014.

Furthermore, the Board of Directors further assumed its intention to approve, as from the 2011 financial year, as regards the annual ordinary dividend, the payment of an interim dividend based on the Company’s financial performance, in such a way as to allow for a more homogeneous return to its Shareholders all along the year. Implementing such purpose of the Board of Directors, the Company paid to its Shareholders, on 4 January 2012, an interim dividend in the gross amount per share of 0.215 euros, as an advance of the profits for the 2011 financial year.

The shareholder remuneration policy as above described is subject to the market conditions, to PT’s financial condition, to the applicable law on distribution of net profits, including additional approvals by the General Meeting of Shareholders, where applicable, and to other factors as the Board of Directors deems relevant from time to time.

Upon this decision, PT’s Board of Directors strengthened its commitment to provide attractive returns to its Shareholders, and simultaneously sustain its financial flexibility in order to continue to invest in its key markets and new products and services, maintaining its long-term competitive position.

In short, the gross dividend per share for the last financial years was as follows:

•                  2011 – 0.215 euros (interim dividend paid as an advance of the profits of the 2011 financial year)

•                  2010 – 2.30 euros (1.65 euros as exceptional dividend and 0.65 euros as ordinary dividend)

•                  2009 – 0.575 euros

•                  2008 – 0.575 euros

•                  2007 – 0.575 euros

•                  2006 – 0.475 euros

•                  2005 – 0.475 euros

•                  2004 – 0.350 euros

•                  2003 – 0.220 euros

In addition to the 0.215-euro per share interim dividend already paid on 4 January 2012, the Board of Directors will submit to the Annual General Meeting of Shareholders a proposal for allocation to the Shareholders of an amount of 0.435 euros per share for the 2011 financial year, payable after the 2012 Annual General Meeting of Shareholders(3), thus resulting in the payment of a total amount of 0.65 euros per share.

(3)          Calculated in light of the net income evidenced on the individual financial statements and determined according to the accounting principles in force in Portugal, after deduction of retained losses and a 5% allocation to the legal reserve until it has reached 20% of the share capital, and amortization of expenses as provided for under article 33 of the Portuguese Companies Code.

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III.10 MAIN CHARACTERISTICS OF SHARE ALLOTMENT AND SIMILAR PLANS

During the 2011 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding Group directors or employees or any third parties.

III.11. TRANSACTIONS WITH THE MANAGEMENT AND SUPERVISION OR COMPANIES IN A CONTROL OR GROUP RELATIONSHIP

Relevant transactions with members of corporate bodies or companies in a control or group relationship with PT are described on Note 48 to the consolidated financial statements included in the Report and Consolidated Accounts 2011.

III.12. TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

Relevant transactions with owners of qualified holdings or entities in a relationship with the same as provided for under article 20 of the Portuguese Securities Code are described on Note 48 to the consolidated financial statements included in the Report and Consolidated Accounts 2011.

III.13. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

In December 2009 and December 2010, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as adopting the market best practices in this matter.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if carried out under normal market conditions), in case of transactions between PT, or any of its subsidiaries, and related parties, including owners of qualified holdings or entities in a relationship with the same pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which is in excess of 100,000 euros (one hundred thousand euros) per quarter, the execution of the same may be approved only upon a prior favourable opinion by the Audit Committee confirming that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to the agreed terms and conditions.

For such purpose, the Audit Committee shall be provided with relevant information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT and the Shareholders in question, and the impact of the transaction on the financial position of the PT Group.

Furthermore, transaction with owners of a qualified holding or related parties pursuant to article 20 of the Portuguese Securities Code, or any renewals thereof, the aggregate amount per party of which exceeds 1,000,000 euros (one million euros) are subject to approval by the Board of Directors.

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III.14. DESCRIPTION OF STATISTICAL DATA (NUMBER, AVERAGE AND MAXIMUM VALUE) FOR TRANSACTIONS SUBJECT TO PRIOR INTERVENTION BY THE SUPERVISORY BODY

During the 2011 financial year, 13 transactions with related parties, in an average amount of 1,305,158 euros and a maximum amount of 7,298,950 euros, were submitted to the prior opinion of the Audit Committee.

III.15. ACTIVITY CARRIED OUT BY THE AUDIT COMMITTEE

Information already made available in Chapter II.4.

III.16. REFERENCE TO THE EXISTENCE OF AN INVESTOR SUPPORT OFFICE OR OTHER SIMILAR SERVICE

It is PT’s policy to supply clear and transparent information, on a regular basis, to its Shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with Shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT is listed and their respective regulatory entities: CMVM and SEC.

This Office regularly prepares presentations, communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the PT Group as a whole. It also provides all sorts of clarifications to the financial community in general - Shareholders, investors (both qualified investors and retail) and analysts.

During 2011, PT pursued its investor relation activities, and held several events, notably road shows, presentations to investors and analysts, meetings and conference calls, and it has taken part in conferences in Europe and the United States.

In 2011, PT held two roadshows, one in Europe and another one in the US, and participated in six investor conferences in Europe and the US. Additionally, PT held over 300 meetings and conference calls with analysts and investors.

The quality of the investor relation activities was once again acknowledged by the financial community both at national and international levels. Any interested party may have access to the Investor Relations Office through the following contacts:

Nuno Vieira
Investor Relations Office
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	nuno.t.vieira@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9º, 1069-300 Lisboa — Portugal
Company Switchboard:	+351.21.500.2000
Websites:	http://www.telecom.pt; http://ir.telecom.pt

In addition to other information, the Investor Relations Office keeps the following information updated on PT’s website, in Portuguese and in English:

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•                  Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                  The Bylaws;

•                  The identity of the members of the corporate bodies and of the representative for relations with CMVM and the market;

•                  Duties of and access means to the Investor Relations Office as described above;

•                  For a period of five years, the annual, interim and quarterly financial statements;

•                  An yearly schedule of corporate events, which is disclosed at the beginning of each year and includes, among other information, scheduled General Meetings of Shareholders and disclosure of annual, interim and quarterly accounts;

•                  Notices of the General Meetings of Shareholders, as well as proposals to be submitted to discussion and voting by the Shareholders, at least 21 days in advance of the meeting date.

III.17. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATION IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During the 2011 financial year, the annual remuneration paid to PT’s External Auditors, Deloitte & Associados, SROC, S.A. (“External Auditors”) and other companies in the same international network as Deloitte was 3,978,259 euros. Such payment was distributed among the following services:

	2011		2010
	Amount €	%	Amount €	%
Auditing services	3,077,946	77%	1,912,974	78%
Other reliability guarantee services	707,320	18%	193,420	8%
Tax consultancy services	162,993	4%	143,000	6%
Services other than auditing services	30,000	1%	200,216	8%
Total	3,978,259	100%	2,449,610	100%

The services other than auditing services provided to the Company by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor were previously approved by the Audit Committee, upon review of each specific service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, as referred to above, in 2011, such services reached only around 5% of the total amount of services provided to the Company.

In order to safeguard the independence of the External Auditors, the following powers of the Audit Committee were exercised during the 2011 financial year and should be highlighted:

•                  Appointment and hiring of External Auditors and responsibility for establishing their remuneration, as well as pre-approval of any services to be hired from the External Auditors;

•                  Direct and exclusive supervision by the Audit Committee;

•                  Assessment of the qualifications, independence and performance of the External Auditors, and obtaining, yearly and directly from the External Auditors, written information on all relations existing between the Company and the Auditors or associated persons, including all services

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rendered and all services in progress; in fact, the Audit Committee, in order to evaluate independence, obtained from the External Auditors information on their independence in light of article 62B of Decree-Law no. 224/2008 of 20 November 2008, which amends the articles of association of the Chartered Accountant Professional Association;

•                  Review of the transparency report, signed by the Auditor and disclosed at its website. This report covers the matters provided for under article 62A of Decree-Law no. 224/2008, including those regarding the quality control internal system of the audit firm and the quality control procedures carried out by the competent authorities;

•                  Definition of the Company’s hiring policy concerning persons who have worked or currently work with the External Auditors;

•                  Review, with the External Auditors, of the scope, planning and resources to be used in their services;

•                  Responsibility for the settlement of any differences between the Executive Committee and the External Auditors concerning financial information.

Within this context, it should be particularly stressed that External Auditor independence was safeguarded by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly tax consultancy services and services other than “audit and audit related” services.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire persons currently employed by the External Auditors’ company.

Pursuant to its duties and in line with CMVM Recommendations II.4.4 and II.4.5, the Company’s Audit Committee assessed and confirmed the independence of the External Auditors, and appraised their work during the 2011 financial year as positive.

Finally, it should be mentioned that the internal control and risk management system implemented in the Company is submitted to certification by the External Auditors each year, in accordance with the stipulations of Section 404 of the Sarbanes-Oxley Act, and that no deficiencies classified as Material Weakness were reported by the External Auditors that might put into question the effectiveness of the system as implemented or its suitability to the needs of the Group. Additionally, in order to fully comply with CMVM Recommendation no III.1.4., the External Auditors have also verified the application of the remuneration policies and systems in force in the Company during the 2011 financial year. For any additional information on this subject, we recommend that you read the Activity Report of the Audit Committee as referred to in Chapter II.4. of this Report.

III.18. REFERENCE TO THE ROTATION PERIOD OF THE EXTERNAL AUDITOR

The current External Auditor to PT SGPS (Deloitte & Associados, SROC, S.A., a company that was formerly called António Dias & Associados, SROC, S.A.) started its duties in mid-2004, and as a result, upon completion of its audit on the 2011 annual accounts, it has completed the period of duty performance corresponding to the third term of office of the corporate bodies.

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In spite of the above, considering that, according to CMVM Recommendation no. III.1.3, the decision to keep the External Auditor for more than three terms of office of the corporate bodies must be justified on a specific opinion by the supervisory body, the Audit Committee has unanimously decided that the evaluation of the independence of the External Auditor to the PT Group and the benefits and costs of its substitution, as the case may be, as well the appropriateness and convenience for the PT Group to renew Deloitte’s appointment should be of the responsibility of the Audit Committee to be elected at the General Meeting of Shareholders that will approve the accounts for the 2011 financial year.

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APPENDIX I

United States rules applicable to PT, as a Foreign Private Issuer

As a foreign private issuer listed on the New York Stock Exchange (“NYSE”), PT is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT:

•                  The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(4), as well as the rules approved by the U.S. Securities and Exchange Commission (“SEC”) implementing such provisions(5) (both SOX and SEC rules and regulations are fully complied with by PT):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.

Section 203	Rotation of the audit partner.

Section 204	Auditor’s report to the audit committee.

Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).

Section 302 and 906	Certification of Form 20-F by the CEO and CFO.

Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.

Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.

Section 306	Prohibition of certain transactions by insiders during certain blackout periods.

Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.

Section 402	Prohibition on issuer loans to directors and executive officers.

Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.

Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

(4)   Available at http://pcaobus.org/About/History/Documents/PDFs/Sarbanes_Oxley_Act_of_2002.pdf.

(5)   Available at http://www.sec.gov.

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•                  In addition, the Company is subject to the following rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(6), which are fully complied with by PT:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).

Section 303A.11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.

Section 303A.12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                  Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT shall comply with Rule 10A-3 on listing standards relating to audit committees approved by SEC(7).

•                  In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee

Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.

Paragraph (b)(1)(ii)

In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(a)   Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b)   Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

(6) Available at: http://nysemanual.nyse.com/lcm/.

(7) Available at: http://ecfr.gpoaccess.gov/cgi/t/text/text-idx?c=ecfr&sid=8161d2f08adf00b64ae9d5b9eb105d9c&rgn=div8&view=text&node=17:3.0.1.1.1.1.60.84&idno= 17.

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Rule 10A-3	Standards applicable to the audit committee

Paragraphs(b)(2) and(3)

The audit committee is directly responsible for:

(a)   The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b)   Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and(5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

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APPENDIX II

Code of Ethics

The PT Group’s Code of Ethics, as revised on 17 December 2009, applies to all employees of the Group in order to guarantee a set of common ethical standards for all the Group’s companies. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate the PT Group’s culture, which should preside over the professional conduct of all those who work at its companies, and imposes its disclosure with investors, customers, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT Group Code of Ethics, as best described therein, consist notably in the following:

•                  Protecting all Shareholder rights and interests, and safeguarding and increasing the worth of the assets of the companies incorporating the PT Group;

•                  Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT Group’s employees;

•                  Good governance of the PT Group;

•                  Scrupulously complying with all laws and regulations applicable to the various Group businesses;

•                  Settling any conflicts of interest, and submission of the Group’s employees to all pertinent limits as to economic transactions;

•                  Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors, customers and regulatory authorities, and in inter-personal relations between PT Group employees;

•                  Good faith in any negotiation, and scrupulously complying with contractual obligations vis-à-vis all customers and suppliers;

•                  Observing vigorous, loyal competition practices;

•                  Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                  Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                  Guaranteeing safety and well-being at work;

•                  Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT Group Code of Ethics is available for consultation on the Company’s official website (www.telecom.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT’s Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with any one of the entities that composes the Group.

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The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and answerability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the rules applicable to the Group and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Procedures implemented by PT for compliance with the rules applicable to Officer and Related Party Transactions

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Manager and Related Party Transactions, PT has adopted a set of procedures aiming at fully complying with such rules.

a) Transactions by Group Officers

In 2006, the transactions by the PT Group’s officers were regulated through a Regulation on Transactions by the Group’s Officers, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on Corporate Governance and good conduct practices that were already implemented by PT in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA (currently, ZON Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, SA).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Transactions by corporate officers are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (1) permitting PT’s financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (2) safeguarding PT’s interest in potential conflict of interest situations vis-à-vis the interests of persons or

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entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and the United States Securities and Exchange Commission (SEC) regulations.

In December 2009 and December 2010, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as at adopting the best market practices on this matter.

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the Audit Committee of the execution of certain related party transactions, where some material requirements as described on the Regulation are met.

In this way and in short, the execution by the PT Group of any transaction with related parties the aggregate amount of which per party is in excess of 100,000 Euros per quarter is now subject to a prior favourable opinion by the Audit Committee. Furthermore, transactions with Shareholders of a qualified holding or with special voting rights, with their relatives or with entities in a relationship as provided for under article 20 of the Portuguese Securities Code with the said Shareholders or relatives, the aggregate amount of which exceeds 1,000,000 Euros per year are subject to approval by PT’s Board of Directors. The Audit Committee’s opinion shall confirm that, in view of the justification submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the PT Group, notably as to agreed terms and conditions.

Transactions with directors either of PT or its subsidiaries, irrespectively of the amount involved, are also subject to the prior approval by the relevant Board of Directors, upon favourable opinion by their respective corporate supervisory body, as provided for under article 397 of the Portuguese Companies Code.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

Sustainable Development and Social Responsibility Policy

PT’s corporate sustainability and social responsibility strategy is integrated in a consistent and transverse way within the Group and is based on the development and monitoring of a vast combination of practices and procedures at three main levels: economic, environmental and social. For such reason, PT has defined as its strategic goal to become a sustainability benchmark in Portugal and in the countries where PT operates.

Within this framework, PT is a signatory of and actively participates in a number of international organisations connected to the advancement of the best practices leading to sustainable development. PT is a signatory of the sustainability principles of the United Nations Global Compact, the Social Responsibility charter of the Union Network International, the sustainability charter of ETNO

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– European Telecommunications Network Operators Association, and is a member of the Business Council for Sustainable Development of Portugal (BCSD Portugal).

The sustainability report is published each year, simultaneously with the consolidated report and accounts, and it is prepared in accordance with the guidelines of the Global Reporting Initiative (GRI). The report is audited by an independent external entity. This document outlines the practices and economic, social and environmental references that allow the performance of the Company to be highlighted in a three-dimensional sustainability perspective, as well as the commitments undertaken by PT towards its stakeholders.

It should also be mentioned that, in September 2010, PT was incorporated in the Dow Jones Sustainability World Index in the telecommunications sector. The Dow Jones Sustainability Index is one of the most prestigious indices worldwide, which analyses the performance of companies listed on the New York Stock Exchange in terms of sustainability, and it is considered a reference by analysts and investors. Currently, Portugal Telecom is present in the most important sustainability indices in the world, i.e. the Dow Jones Sustainability Index and FTSE4Good, of which it is a part since 2005.

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APPENDIX III

Functions performed by members of the management body in other companies

The functions performed by each director in other companies are as follows:

•                  Henrique Granadeiro (Chairman of the Board of Directors)

Functions in other PT Group companies:

Chairman of the General Council of Fundação Portugal Telecom

Functions in other entities:

Chairman of the General Board of the University of Lisbon

Member of the Strategy Council of Banco Finantia

Member of the Council of Curators of Fundação Luso-Brasileira

Non-executive Director of Fundação Eugénio de Almeida

Member of Board of AEM – Associação de Empresas Emitentes de Valores Cotados no Mercado

Member of the Assistance Council of Banco ING

•                 Zeinal Bava (Chief Executive Officer)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Portugal, SGPS, SA

Chairman of the Board of Directors of PT Comunicações, SA

Chairman of the Board of Directors of TMN - Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of Portugal Telecom, Inovação, SA

Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS SA

Chairman of the Board of Directors of Portugal Telecom – Investimentos Internacionais, Consultoria Internacional, SA

Chairman of the Board of Directors of PT Participações, SA

Chairman of the Board of Directors of Portugal Telecom Data Center, SA

Chairman of the Board of Directors of Fundação Portugal Telecom

Member of the Board of Directors of Telemar Participações, SA

Member of the Board of Directors of Tele Norte Leste Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Board of Directors of CTX Participações, SA

Functions in other entities:

Member of the Council of Founders of Fundação Casa da Música

Member of the Board of Directors and Board of the General Meeting of Founders of Fundação Portugal África

Member of the General Board of Cotec Portugal

Member of the General Board of Fundação Portuguesa das Comunicações

Member of the General Board of Universidade Técnica de Lisboa

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•                 Luís Pacheco de Melo (Executive Director)

Functions in other PT Group companies:

Chairman of the Board of Directors of PT Centro Corporativo, SA

Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA

Chairman of the Board of Directors of Portugal Telecom Imobiliária, SA

Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, SA

Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, SA

Chairman of the Board of Directors of PT Compras – Serviços de Consultoria e Negociação, SA

Chairman of the Board of Directors of Portugal Telecom – Associação de Cuidados de Saúde

Chairman of the Board of Directors of PT Ventures, SGPS SA

Chairman of the Board of Directors of CST – Companhia Santomense de Telecomunicações, SARL

Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, SA

Vice-Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS SA

Vice-Chairman of the Board of Directors of PT Participações, SA

Director of Portugal Telecom Data Center, SA

Director of Africatel Holdings B.V.

Director of Unitel, S.A.

Director of Tele Norte Leste Participações, SA

Functions in other entities:

Not applicable.

•                 Alfredo José Silva de Oliveira Baptista (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of TMN – Telecomunicações Móveis Nacionais, SA

Chairman of the Board of Directors of PT Sistemas de Informação, SA

Director of Portugal Telecom Data Center, SA

Functions in other entities:

Not applicable.

•                 Carlos Alves Duarte (Executive Director)

Functions in other PT Group Companies:

Executive Director of PT Portugal, SGPS SA

Executive Director of PT Comunicações, SA

Executive Director of TMN – Telecomunicações Móveis Nacionais, SA

Director of Portugal Telecom Data Center, SA

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Vice-Chairman of the Board of Directors of CaixaNet SA

Chairman of the Board of the General Meeting of INESC

Functions in other entities:

Not applicable.

•                 Pedro Humberto Monteiro Durão Leitão (Executive Director)

Functions in other PT Group Companies:

Director of PT Portugal, SGPS SA

Director of PT Comunicações, SA

Director of TMN – Telecomunicações Móveis Nacionais, SA

Director of PT Sales – Serviços de Telecomunicações e Sistemas de Informação, SA

Director of Tele Norte Leste Participações, SA

Functions in other entities:

Non-Executive Director of Páginas Amarelas, SA.

•                 Manuel Rosa da Silva (Executive Director)

Functions in other PT Group companies:

Director of PT Portugal, SGPS SA

Executive Director of PT Comunicações, SA

Executive Director of TMN – Telecomunicações Móveis Nacionais, SA

Functions in other entities:

Director of Sportinveste – Multimédia, SGPS, SA

Director of Sportinveste – Multimédia, SA

•                 Shakhaf Wine (Executive Director)

Functions in other PT Group companies:

Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil SA

Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.

Member of the Board of Directors of Tele Norte Leste Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Directorate of CTX Participações, SA

Functions in other entities:

Not applicable.

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•                 Otávio Marques de Azevedo (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chief Executive Officer of Andrade Gutierrez, SA

Chairman of Andrade Gutierrez Telecomunicações, SA

Chairman of the Board of Directors of Telemar Participações, SA

Chairman of the Board of Directors of CTX Participações, SA

Member of the Board of Directors of Companhia Energética de Minas Gerais (CEMIG)

Member of the Board of Associação Comercial do Rio de Janeiro (ACRJ)

Member of Conselho Nacional de Desenvolvimento Industrial (CNI)

Member of the Strategic Council of Federação das Indústrias do Estado de Minas Gerais (FIEMG)

Member of the High Infrastructure Council of Federação das Indústrias do Estado de São Paulo (FIESP)

•                 Francisco Manuel Marques Bandeira (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Non-Executive Member of the Board of Directors of Caixa Seguros e Saúde, SGPS, SA

Non-Executive Member of the Board of Directors of Caixa Participações, SGPS, SA

Non-Executive Director of Visabeira, SGPS, SA

Member of the Compensation Committee of REN – Redes Energéticas Nacionais, SGPS, SA

•                 José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Non-Executive Director of the Audit Committee of Millenium BCP, SA

Member of the Ordem dos Técnicos Oficiais de Contas (OTOC)

•                 João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Functions in other PT Group companies:

Not applicable.

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Functions in other entities:

Director and Chairman of the Audit Committee of EDP Renováveis, SA

Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD

•                 Joaquim Goes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of E.S.VENTURES, SCR, SA

Director of BES-Companhia de Seguros, SA

Director of Glintt, Global Intelligent Technologies, SGPS SA

•                 Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Functions in other PT Group companies:

Chairman of the Supervisory Board of Previsão – Sociedade Gestora de Fundos de Pensões, SA

Functions in other entities:

Not applicable.

•                 Pedro Jereissati (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Tele Norte Leste Participações, SA

Member of the Board of Directors of Contax Participações, SA

Member of the Board of Directors of CTX Participações, SA

Member of the Board of Directors of Grupo Jereissati

Member of the Board of Directors of Iguatemi Empresa de Shopping Centers, SA

•                 Gerald McGowan (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

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Functions in other entities:

Not applicable.

•                 Rafael Luís Mora Funes (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Vice-Chairman of the Board of Directors/COO of Ongoing Strategy Investments, SGPS SA

Vice-Chairman of the Board of Directors of Grupo Económico, SGPS SA

Member of the Supervisory Board of INDEG–ISCTE Business School

Managing Partner of Heidrick & Struggles

•                 Maria Helena Nazaré (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Advisory Board of Fundação Galp Energia

President of the Portuguese Physics Society

Elected President of European University Association since March 2011

Chair of the working group of the EUA on Internationalization

Member of the Institutional Evaluation Group of the EUA since 2004

Chair of the Specialized Committee for the Research and Transfer of Knowledge of the Council of Portuguese Universities’ Principals

Member of the Expert Group established by the European Commission for the development of the European Research Area

Chair of Fundação João Jacinto de Magalhães

Member of the Executive Board of Fundação das Universidades Portuguesas

Member of the Steering Committee of the Institutional Evaluation EUA since 2005

•                 Amílcar de Morais Pires (Non-Executive Director)

Functions in other PT Group companies:

Not applicable

Functions in other entities:

Director of Banco Espírito Santo, SA

Director of BES-Vida, Companhia de Seguros, SA

Director of Banco Espírito Santo de Investimento, SA

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Chairman of the Board of Directors of Bank Espírito Santo (International) Limited

Chairman of the Board of Directors of BIC – International Bank, Ltd (BIBL)

Director of ESAF – Espírito Santo Activos Financeiros, SGPS, SA

Director of Espírito Santo PLC (Dublin)

Director of Banco Espírito Santo Oriente, SA

Director of BES Finance Limited

Director of ES Tech Ventures, Sociedade de Participações Sociais, SA

Director of Espírito Santo – Empresa de Prestação de Serviços, ACE

Chairman of the Board of Directors of AVISTAR, SGPS SA

Director of BES África SGPS, SA

Non-Executive Director of Execution Noble Limited

Non-Executive Director of Execution Noble & Company Limited

Non-Executive Director of Execution Noble Research Limited

•                 Francisco T. Pereira Soares (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Environment Committee of CEEP – Centro Europeu de Empresas com Participação

Pública e de Interesse Económico Geral, Brussels

Consultant to Parpública, SA

Invited Assistant Lecturer at ISEG (Universidade Técnica de Lisboa)

•                 Jorge Tomé (Non-Executive Director)

Functions in other PT Group companies(1):

Not applicable.

(1) Resigned from his office at PT on 29 February 2012.

Functions in other entities:

Chairman of the Board of Directors of Caixa Seguros e Saúde, SA

Chairman of the Board of Directors of Caixa Desenvolvimento, SA

Chairman of the Board of Directors of Caixa – Banco de Investimento, SA

Chairman of the Board of Directors of Gerbanca, SGPS, SA

Chairman of the Board of Directors of CREDIP – Instituição Financeira de Crédito, SA

Chairman of the Board of Directors of Caixa Capital – Sociedade de Capital de Risco, SA

Vice-Chairman of the Board of Directors of Banco Caixa Geral – Brasil, SA

Vice-Chairman of Banco Nacional de Investimentos, SA

Non-executive member of the Board of Directors of Parcaixa, SGPS SA

Non-executive member of the Board of Directors of Cimpor – Cimentos de Portugal, SGPS SA

Member of the Management Board of Caixa Geral de Aposentações

Member of the Board of Directors and Member of the Executive Committee of Caixa Geral de Depósitos, SA

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•                 Paulo José Lopes Varela (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other companies:

Vice-Chairman of the Board of Directors of Grupo Visabeira, SGPS SA

Chairman of the Board of Directors of Visabeira Global, SGPS SA,

Chairman of the Board of Directors of Vista Alegre Atlantis, SA

•                 Milton Almicar Silva Vargas (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Member of the Board of Directors of Cielo SA, since July 2009

Effective member of the Board of Directors of CPM Braxis SA since July 2009, having held that same office during the period of June 2000 – April 2005

Effective member of the Board of Directors of Fleury SA since July 2009

Member of the Board of Directors of Monteiro Aranha SA since December 2009

•                 Nuno de Almeida e Vasconcellos (Non-Executive Director)

Functions in other PT Group companies:

Not applicable.

Functions in other entities:

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, SA

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS SA

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Telecom

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of Rocksun, SA

Chairman of the Board of Directors of Insight Strategic Investments, SGPS SA

Non-executive Director of Heidrick & Struggles

Member of the General Board of ISCTE

Member of the Board of Automóvel Clube de Portugal

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Professional qualifications and professional activities performed during the last 5 years

Henrique Granadeiro (Chairman of the Board of Directors)

Portuguese, 68 years old

Elected for the first time in 2003 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Chief Executive Officer of Portugal Telecom, SGPS SA from 2006 to March 2008 | Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 to 2008 | Chairman of the Board of Directors of PT Rede Fixa, SGPS SA, SA from 2006 to 2009 | Chairman of the Board of Directors of PT Centro Corporativo, SA from 2006 to 2008 | Chairman of the Board of Directors of PT Portugal, SGPS SA from 2006 to 2007 | Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 to 2008 | Member of the General Board of COTEC Portugal — Associação Empresarial para a Inovação from 2006 to 2009 | Member of the Council of Founders of Fundação Casa da Música from 2006 to 2009 | Member of the Board of Directors of Fundação Portal África from 2006 to 2009 ! Vice-Chairman of the Board of ELO — Associação Portuguesa para o Desenvolvimento Económico e a Cooperação during 2009 | Non-Executive Member of the Board of Directors of OPCA — Obras Públicas e Cimento Armado, SA from 2005 to 2007 | Member of the Board of Directors of Espírito Santo Resources from 2005 to 2007 | Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2006 to 2007 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from 2002 to 2006  |  Non-Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA, in 2001 | Chief Executive Officer of Lusomundo Media, SGPS, SA from 2002 to 2004 | Chief Executive Officer of Diário de Notícias from 2002 to 2004 | Chief Executive Officer of Jornal do Fundão from 2002 to 2004 | Chief Executive Officer of Jornal de Notícias from 2002 to 2004 | Chief Executive Officer of TSF from 2002 to 2004 | Chief Executive Officer of Açoreano Oridental from 2002 to 2004 | Chief Executive Officer of DN da Madeira from 2002 to 2004 | Chairman of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2000 to 2004 | Member of the Board of Directors of Aleluia — Cerâmica Comércio e Indústria, SA from 2004 to 2007 | Member of the Board of Directors of Parfil SGPS, SA from 2001 to 2004 | Chairman of the Board of Directors of Margrimar - Mármores e Granitos SA from 1999 to 2005  |  Chairman of the Board of Directors of Marmetal — Mármores e Materiais de Construção, SA from 1999 to 2005 | Member of the Board of Directors of Controljornal SGPS, SA from 1990 to 2001 | Member of the Board of Directors of Sojornal — Sociedade Jornalística e Editorial SA from 1990 to 2001 | Director of Marcepor — Mármores e Cerâmicas de Portugal, SA in 1990 | Chairman of Fundação Eugénio de Almeida from 1989 to 1992 | Chairman of IFADAP — Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 to 1990 | Managing Director of Fundação Eugénio de Almeida from 1981 to 1987 | Member of the Board of Directors of M.N. Tiago, Construções SA during 1981 | Member of the Board of Directors of Standard Eléctrica during 1981 | Portuguese Ambassador to the OECD from 1979 to 1981 | Head of the Civil House of the President of the Republic of Portugal from 1976 to 1979  |  Graduate in Corporate Organization and Business Administration by the Instituto Universitário de Évora (Sociology Department).

Zeinal Bava (Chief Executive Officer)

Portuguese, 46 years old

Elected for the first time in 2000 | Former term of office ended on 31 December 2008 and was re-elected in 2009. Appointed Chief Executive Officer of Portugal Telecom SGPA SA in March 2008 | Chairman of the Board of Directors of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from September 2007 to December 2011 | Chairman of the Board of Directors of PT Ventures, SGPS SA from November 2008 to July 2010 | Chairman of the Board of Directors of PT Centro

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Corporativo, SA from March 2006 to April 2009 | Chairman of the Board of Directors of PT Sistemas de Informação, SA from September 2007 to April 2009 | Member of the Board of Directors of Fundação Luso-Brasileira from June 2009 to September 2009 | Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from February 2003 to June 2008 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA from March 2003 to October 2007 | Member of the Board of Directors of Brasilcel, NV from December 2002 to October 2007 | Chief Executive Officer of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from May 2003 to September 2007 | Chairman of the Board of Directors of TV Cabo Portugal, SA from March 2004 to September 2007 | Chairman of the Board of Directors of PT Conteúdos — Actividade de Televisão e de Produção de Conteúdos, SA until September 2007 | Vice-Chairman of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from November 2002 to September 2007 | Chairman of the Board of Directors of Lusomundo Cinemas, SA until September 2007 | Chairman of the Board of Directors of Lusomundo Audiovisuais, SA until September 2007 | Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, SA until September 2007 | Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, SA from December 2005 to May 2006 | Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, SA from April 2004 to April 2006 | Chairman of the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, SA from March 2004 to 2006 | Member of the Board of Directors of PT Rede Fixa, SGPS SA from March 2006 to June 2009 | Member of the Board of Directors of PT Sistemas de Informação, SA from May 2004 to April 2006 | Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from June 2003 to April 2006 | Executive Vice-Chairman of the Board of Directors of PT Comunicações, SA from January 2004 to December 2005 | Member of the Board of Directors of Páginas Amarelas, SA from January 2004 to May 2005 | Member of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, SA from May 2003 to 2005 | Member of the Board of Directors of CRT Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Sudeste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Leste Participações, SA from 2003 to 2005 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from 2003 to 2005 | Member of the Board of Directors of Portugal Telecom Brasil, SA from July 2002 to March 2004 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to October 2004 | Member of the Board of Directors of Telesp Celular Participações, SA from April 2001 to December 2003 | Vice-Chairman of the Board of Directors of PT Ventures, SGPS, SA from 2000 to 2002 | Merrill Lynch — Executive Director and Relationship Manager for Portugal Telecom, from 1998 to 1999 | Deutsche Morgan Grenfell — Executive Director and Relationship Manager for Portugal Telecom from 1996 to 1998 | Warburg Dillon Read — Executive Director from 1989 to 1996 | Graduate in Electronic and Electrotechnical Engineering by the University College, London.

Luís Pacheco de Melo (Executive Director)

Portuguese, 45 years old

Elected for the first time in 2006 | Former Term of office ended on 31 December 2008 and was re-elected in 2009 | Non-Executive Director of BEST — Banco Electrónico de Serviço Total, SA until 2007 | Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from February 2003 to May 2008  |  Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, SA from May 2008 to March 2009  |  Director of PT Compras — Serviços de Consultoria e Negociação, SA from April 2008 to March 2009  |  Director of Previsão — Sociedade Gestora de Fundos de Pensões, SA from May 2006 to October 2007  | Director of PT Compras — Serviços de Consultoria e Negociação, SA from April 2008 to March 2009 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, SA from October 2007 to May 2009 | Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, SA from July 2008 to March 2009 | Chairman of the Board of Directors of PT-ACS — Associação de Cuidados de

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Saúde from May 2007 to April 2009 | Director of PT Centro Corporativo, SA from November 2006 to April 2009 | Director of PT Rede Fixa, SGPS SA from November 2007 to June 2009 | Member of the Board of Directors of UOL, SA from April 2010 to January 2011 | Member of the Board of Directors of Telemig Celular Participações, SA from August 2008 to July 2010 | Member of the Board of Directors of Vivo Participações, SA from July 2006 to July 2010 | Member of the Board of Directors of Brasilcel from July 2006 to July 2010 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimedia, SGPS SA from June 2002 to April 2006 | Director of Cabo TV Madeirense, SA from April 2004 to September 2006  |  Chairman of the Board of Directors of Cabo TV Açoreana, SA from December 2004 to October 2007 | Director of TV Cabo Portugal, SA from 2002 to 2006 | Director of Lusomundo Audiovisuais, SA from 2002 to 2006 | Director of Lusomundo Cinemas, SA from 2002 to 2006 | Director of Lusomundo — Sociedade de Investimentos Imobiliários, SGPS SA from March 2006 to March 2007 | Director of Lusomundo Imobiliária 2, SA from March 2006 to March 2007 | Director of PT Conteúdos SA from 2002 to 2006 | Director of PT Televisão por Cabo, SGPS, SA from 2002 to 2006 | Director of Sport TV from June 2002 to November 2005 | Director of Lusomundo España, SL from February 2003 to April 2006 | Central Manager and invited member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and Director of UBS Warburg from 1994 to 1998 | Graduate in Civil Engineering by the Instituto Superior Técnico with an MBA by IESE Barcelona.

Alfredo Baptista (Executive Director)

Portuguese, 60 years old

Elected for the first time in 2011 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2006 to 2011 | Chief Executive Officer of PT Prime, SA from 2000 to 2002 | Vice-Chairman of PT Prime, SA from 1999 to 2000 | General Manager of Negócios Empresariais from 1996 to 1999 | Director of PT Internacional from 1996 to 1997 | Director of Portugal Telecom, SA from 1994 to 1996 | Graduate in Electrotechnical Engineering and Telecommunications by the Instituto Superior Técnico.

Carlos Alves Duarte (Executive Director)

Portuguese, 51 years old

Appointed for the first time in 2009  |  Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from 2008 to 2011  |  Chairman of the Board of Directors of PT Sistemas de Informação, SA from May 2006 to April 2011 | Director and Chief Executive Officer of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, SA from July 2003 to March 2008 | Executive Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from May 2003 to February 2009 | Director of BEST — Banco Electrónico de Serviço Total, SA from January 2006 to October 2007 | Chief Executive Officer of Oni Telecom from June 2000 to March 2003 | Chief Executive Officer of Oni Açores from June 2000 to March 2003 | Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 to May 2000 | Among other duties, he was General Manager of IBM from December 1986 to October 1996 | Chairman of the Board of Directors of Rigorsoft from 1995 to November 1996 | Executive Director of Compensa, SA from 1995 to November 1996 | Graduate in Mechanical Engineering by the Instituto Superior Técnico, post-graduate in Welding Engineering by the ISQ, Master in Marketing Management and Sales by the DS, with several post-graduate courses in the London Business School (United Kingdom), IESE (Spain) and Universidade Católica (Portugal).

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Pedro Leitão (Executive Director)

Portuguese, 41 years old

Elected for the first time in 2011 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from September 2007 to December 2011 | Director of PT Multimédia, SGPS SA from 2004 to 2007 | Director of TV Cabo Portugal, SA from 2004 to 2007 | Director of PT Conteúdos, SGPS SA from 2004 to 2007 | Director of Lusomundo Audiovisuais, SA from 2004 to 2007 | Managing Director of PTM.com, SGPS SA from 2002 to 2004 | Managing Director of Telepac, SA from 2002 to 2004 | Managing Director of Saber e Lazer, SA from 2002 to 2004 | Graduate in Business Management by Universidade Católica Portuguesa | Specialization in Marketing and Finance | MBA by Kellogg School of Management — Northwestern University (USA).

Manuel Rosa da Silva (Executive Director)

Portuguese, 44 years old

Elected for the first time in 2009 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, SA from April 2007 to December 2011  | Director of PT Prime Tradecom — Soluções Empresariais de Comércio Electrónico, SA from July 2009 to January 2011 | Director of PT Multimédia — Serviços de Telecomunicação e Multimédia, SGPS SA from April 2006 to October 2007 | Director of PT Comunicações, SA from 2004 to 2006 | Group Director of Corporate Finance in Portugal Telecom, SGPS SA from 2002 to 2003 | Group Director of Investor Relations in Portugal Telecom, SGPS SA from 2002 to 2003 | CFO of PTM.com, Serviços de Acesso à Internet, SGPS SA from 2000 to 2002 | Vice-Chairman of Merill Lynch London | Director of mergers and acquisitions at Morgan Grenfell London | Associate in Investment Banking Associate at SG Warburg London |  Consultant at KPMG Consulting London, where he worved with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America |  Graduate in Systems Engineering by the Instituto Superior Técnico de Lisboa.

Shakhaf Wine (Executive Director)

Brazilian, 42 years old

Elected in 2009 | Vice-Chairman of the Board of Brasilcel N.V., Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações SA up to September 2010 | Member of the Board of Directors of Universo Online SA up to January 2011 | Chairman of the Board of Directors of Mobitel, SA up to June 2011  |  Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, SA from May 2006 to March 2009 | Member of the Board of Directors of PT Participações, SGPS SA from March 2008 to March 2009 | Member of the Board of Directors of PT Móveis - Serviços de Telecomunicações, SGPS SA from May 2006 to March 2009 | Member of the Board of Directors of PT Ventures, SGPS SA from May 2006 to March 2009 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, SA from March 2004 to October 2006 |  Member of the Board of Directors of Tele Sudeste Celular Participações, SA from March 2004 to February 2006 | Member of the Board of Directors of Tele Leste Participações SA from July 2005 to February 2006 | Member of the Board of Directors of Celular CRT Participações SA from March 2004 to February 2006 | Member of the Board of Directors of Banco1.net SA from April 2003 to July 2004 | Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007 |  Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003 | Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998 | Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993 | Graduate in Economics by PUC, Pontifícia Universidade Católica of Rio de January.

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Otávio Marques de Azevedo (Non-Executive Director)

Brazilian, 60 years old

Elected in 2011 | Chairman of the Consultive Council of Anatel between 2001 and 2002 | Graduate in Electric Engineering by Universidade Católica de Minas Gerais and Economic Engineering by Universidade Federal de Minas Gerais. Post-graduation in Strategic Planning by Fundação Getúlio Vargas.

Francisco Bandeira (Non-Executive Director)

Portuguese, 54 years old

Elected for the first time in 2008 | Former term of office ended on 31 December 2008 and was re-elected in 2009  | Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos, SA from January 2008 to July 2011 | Chairman of the Board of Directors of Banco Português de Negócios, SA from November 2008 to August 2011 | Chairman of the Board of Directors of Banco Efisa from November 2009 to August 2011  |  Non-Executive Chairman of Banco Caixa Geral Totta Angola, SA from July 2009 to October 2011 | Chairman of Parbanca, SGPS, SA from June 2009 to October 2011 | Member of the Board of Partang, SGPS, SA from January 2011 to October 2011 | Non-Executive Vice-Chairman of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique) from April 2010 to October 2011 | Non-Executive Chairman of the Management Board of Caixa Geral de Aposentações, IP from January 2008 to July 2011 | Member of the Board of Parcaixa, SGPS, SA from April 2009 to December 2011 | Non-executive member of the Board of Directors of Grupo Pestana Pousadas from January 2007 to March 2009 | Non-executive member of the Board of Directors of AdP — Águas de Portugal, SGPS SA from October 2006 to March 2009 | Chairman of the Board of Directors of Banco Caixa Geral from January to December 2008  | Chairman of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas, SA from October 2006 to March 2008 | Director of Caixa Geral de Depósitos SA from 2005 to 2008 | Chairman of the Board of Directors of Caixa Leasing e Factoring—Instituição Financeira de Crédito, SA from 2006 to 2008 | Non-Executive Director of RAVE from 2001 to 2002  |  Non-Executive Director of FIEP from 1997 to 2001  |  Vice-Chairman of the Board of Directors of ICEP from 1996 to 2000 | Member of the committees for EXPO 98 and for the Pavilhão de Portugal, from 1996 to 1999 | Officer, Sub-manager, Assistant-manager, Manager and Coordinating Manager of Banco de Fomento e Exterior, from 1988 to 1996 | Assistant to the Coordination Committee of the Portuguese Central Territory (Assessor da Comissão de Coordenação da Região Centro), in the PIDR for Baixo Mondego, from 1986 to 1988 | Officer at the IFADAP, from 1981 to 1986 | Lecturer in special education school (Ensino Especial), from 1975 to 1979 | Graduate in Economics by the University of Coimbra.

José Xavier de Basto (Non-Executive Director and Member of the Audit Committee)

Portuguese, 73 years old

Elected for the first time in 2007 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Tax Consultant | Retired lecturer at the Faculty of Economics of the University of Coimbra | Graduate in Law by University of Coimbra (1960). Complementary Course in Political and Economic Sciences (1961).

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João de Mello Franco (Non-Executive Director and Chairman of the Audit Committee)

Portuguese, 65 years old

Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1998 | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009  |  Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008 | Since 2008, Non-Executive Director of EDP Renováveis, SA, of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year | Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD since 2011  |  Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 to 2004 | Chairman of the Board of Directors of Soponata — Sociedade Portuguesa de Navios Tanques, SA from 1997 to 2001 | Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997  |  Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 to 1995  |  Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, SA from 1991 to 1994  |  Chairman of the Board of Directors of TLP — Telefones de Lisboa e Porto, SA from 1989 to 1994  |  Graduate in Mechanical Engineering by the Instituto Superior Técnico | Additional Training in Strategic Management and High Business Management (PADE).

Joaquim Goes (Non-Executive Director)

Portuguese, 45 years old

Elected for the first time in 2000. Former term of office ended on 31 December 2008 and was re-elected in 2009 |  Member of the Board of Directors of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA from August 2002 to September 2007 | Director of ESDATA, Espírito Santo Data, SGPS SA from August 2002 to September 2007 | Director of Companhia de Seguros Tranquilidade-Vida, SA from 2002 to 2006 | Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, SA from 2000 to 2006 | Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, SA from May 2001 to July 2007 | Manager of the Strategic Markting Department of Banco Espírito Santo, SA from 1995 to 1999 | Manager of the Strategic Planning and Studies Department of CIMPOR — Cimentos de Portugal, SA from 1994 to 1995 | Senior Consultant at Roland Berger & Partner, Munich, from 1991 to 1993  |  Consultant at Roland Berger & Partner, Portugal, from 1989 to 1991 | Graduate in Business Administration and Management | Specialization in Marketing and Finance, by Universidade Católica Portuguesa | MBA by INSEAD, Fontainebleau.

Mário João de Matos Gomes (Non-Executive Director and Member of the Audit Committee)

Portuguese, 64 years old

Elected for the first time in 2009  |  Since 1971, and for approximately twelve years following his graduationcompleting his degree, he worked in one of the biggest international auditing and management consulting firms (ARTHUR ANDERSEN & CO.), where he coordinated the audit and tax consulting department  |  Since January 1983 and for about four years, he worked as Permanent Consultant — Advosir to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control  |  From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institute, as well as in the telecommunications, insurance, banking and capital market sectors | He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC),

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with which he has also collaborated, as a Controller-Rapporteur, in the implementation of Quality Control Programmes in respect to the work of auditors and chartered accountant | In the OROC, he has participated for several years in the Internship Professional Training Committees, and he has also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies) | Between mid-1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing | He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon by the Technical and Training Committee of OROC, he also conducted several trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members OROC. | Graduate in Finance by ISEG (1971).

Pedro Jereissati (Non-Executive Director)

Brazilian, 33 years old

Elected in 2011 | Member of the Brazilian Council for Economic and Social Development in 2003  | Finance Vice-Chairman and Investor Relations Manager of Iguatemi from 2005 to 2008 | Graduate in Business Management by Fundação Armando Álvares Penteado. MBA by Kellogg School of Management — Northwestern University.

Gerald McGowan (Non-Executive Director)

North-American, 65 years old

Elected for the first time in 2003. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of Virginia Port Authority from 2002 to 2003  |  Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994  |  Graduate in Law by the Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

Rafael Luis Mora Funes (Non-Executive Director)

Spanish, 46 years old

Elected for the first time in 2007 | Former term of office ended on 31 December 2008 and was re-elected in 2009  |  Member of the Sustainability and Governance Committee of the Millenium BCP Group until 2007 | Graduate in Economics and Management by Málaga University.

Maria Helena Vaz de Carvalho Nazaré (Non-Executive Director)

Portuguese, 62 years old

Elected for the first time in 2009 | Vice-President of the European University Association from 2009 to 2011 | Principal of the Univerty of Aveiro from January 2002 to 22 February 2010 | Chairman of the Coordination Committee of the Institutional Evaluation Programme of the European University Association (EUA) | President of the College of Health Sciences of the University of Aveiro, between June 2000 and January 2002 | Member of the Board of Directors of Administração do Porto de Aveiro, SA (1999-2000) | President of the Columbus Association: network of European and Latin American universities | Coordinator of the University research unit “Física de Semicondutores em Camadas,

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Optoelectróncia e Sistemas Desordenados” (1996-1999)  | Vice-Principal of UA (1991-1998)  | President of the Research Institute of the University of Aveiro(1995-1998) | Chairman of the Executive Board of Fundação João Jacinto de Magalhães (1993—1998) | Member of the Coordination Committee of the International Conference of Defects in Semiconductors (1997) | Vice-Chairman of the University of Aveiro Scientific Board (1990-1991) | President of the governing board of the Department of Physics (1978-1980; 1986 — 1988) |  Graduate in Physics by the Universidade de Lisboa in1972  | Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by King’s College London, University of London, in 1978 | PhD in Physics —speciality of solid state physics, University of Aveiro in 1979 | “Agregação” in Physics — University of Aveiro in 1987.

Amílcar de Morais Pires (Non-Executive Director)

Portuguese, 50 years old

Elected for the first time in 2006 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Engaged to Banco Espírito Santo, Finance Department, in 1986 | Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989 | Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, SA from July 1991 to February 1992 | Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Socª until 1995 | Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES | Adivser of the Board of Directors of Banco Espírito Santo, SA, in July 2000 | General Manager of Banco Espírito Santo, SA in March 2003 | Director of Banco Espírito Santo, SA since March 2004 | Graduate in Economy Sciences by Universidade Católica Portuguesa.

Francisco T. Pereira Soares (Non-Executive Director)

Portuguese, 62 years old

Elected for the first time in 2006 | Former term of office ended on 31 December 2008 and was re-elected in 2009 | Director of Gadsa — Arquivo e Depósito, SA from October 2006 to October 2008 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, SA, from January 2003 to October 2004 | Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, SA, from May 2004 to January 2005 | Director of NAER - Novo Aeroporto, SA from 2001 to 2002 | Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação, SGPS SA from 2000 to 2001 | Executive Director of I.P.E. — Investimentos e Participações Empresariais, SA from 1996 to 2000 | Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, SA from 1996 to 2000 | Member of the Board of Ambelis — Agência para a Modernização Económica de Lisboa, SA from 1994 to 1996 | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachussetts, USA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachussetts, USA (1981).

Jorge Tomé (Non-Executive Director)

Portuguese, 57 years old

Resigned from his office in PT on 29 February 2012. Elected for the first time in 2002. Former term of office ended on 31 December 2008 and was re-elected in 2009 | Member of the Board of Directors of Caixa Geral de Depósitos from January 2008 to July 2011 | Chairman of the Board of Directors of Trem — Aluguer Mateiral Circulante, ACE, from March 2002 to February 2011  |  Chairman of the Board of

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Directors of TREM II — Aluguer de Material Circulante, ACE, from March 2002 to February 2011 | (Non-Executive) Member of the Follow-Up and Strategy Committee of Fomentinvest, SGPS, SA from May 2008 to April 2010 | Chief Executive Officer of Caixa — Banco de Investimento, SA from March 2002 to January 2008 | Non-Executive Director of Caixa Gestão de Patrimónios from September 2001 to March 2005 | Executive Director of Caixa — Banco de Investimento, SA from July 2001 to March 2002 | Non-Executive Director of Banif Imobiliária, SA from April to June 2001  |  Non-Executive Director of Banif Imo — Sociedade Gestora de Fundos de Investimento Imobiliário from June 2000 to June 2001 | Director of Sociedade Gestora de Fundos de Pensões, SA Açor Pensões from October 1999 to July 2001 | Executive Member of the Boards of Directors of the Insurance Companies “O Trabalho” and “O Trabalho Vida”, from May 2000 to July 2001 | Executive Director of Companhia de Seguros Açoreana, Banif Group, from December 1996 to May 2000 | Partner at Coopers & Lybrand in Portugal from June 1995 to November 1996 | Manager of Banco Pinto & Sotto Mayor, SA, in charge of the coordination of the Bank’s Branch in France and Sottomayor Bank of Canada, from February 1995 to May 1995 | Director of Banco Pinto & Sotto Mayor from March 1994 to January 1995  |  Executive Director of SULPEDIP, SA (currently PME Investimentos, SA) from June 1989 to March 1994 | Technical Officer at the Securities Directorate of Banco Pinto & Sotto Mayor from September 1985 to 1986 | Securities sub-manager and Manager of Banco Pinto & Sotto Mayor from 1986 to 1994 | Technical Officer of Coopers & Lybrand Lda., from 1980 to 1982 | Economist at the IAPMEI (Instituto de Apoio às Pequenas e Médias Empresas e ao Investimento), from 1979 to 1980 | Graduate in Business Organization and Administration by the ISCTE and Master in Applied Economy by the Faculdade de Economia, Universidade Nova de Lisboa.

Paulo José Lopes Varela (Non-Executive Director)

Portuguese, 43 years old

Elected in 2009 | For long related to Grupo Visabeira (where he started performing his duties in 1992), he lived for some years in Mozambique and Angola, where, in his capacity as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management | In November 2009, he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, SA | Graduate in Law by the Faculdade de Direito, Universidade de Coimbra.

Milton Almicar Silva Vargas (Non-Executive Director)

Brazilian, 55 years old

Elected in 2009 | Departamental Director, from December 1997 to March 2000, Executive Director, from March 2000 to March 2002, and Executive Vice-Chairman of Banco Bradesco, SA, from March 2002 to June 2009, | He was also a member of the management bodies of the other companies of the Grupo Bradesco |  He was a Member of the managing body and Managing Director of Fundação Bradesco, Member of the Board of Directors and Managing Director of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (FIMADEN), Member of the Board of Directors of the Investor Relations Brazilian Institute — IBRI, Effective Member of the Supervisory Board of Fundo Garantidor de Créditos — FGC, Member of the Board of Directors of the Brazilian Association of Public Companies — ABRASCA, Member of the Auto Regulation Board of FEBRABAN, and Bradesco representative in the Managing Board of the Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras — IPECAFI, | Graduate in Business Administration by UNIFIEO — Centro Universitário FIEO, Osasco.

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Nuno de Almeida e Vasconcellos (Non-Executive Director)

Portuguese, 47 years old

Elected for the first time in 2006. Former term of office ended on 31 December 2008 and was re-elected in 2009 | From 1995 to 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles | Member of the Compensation Committee of a banking entity until 2007 |  Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

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APPENDIX IV

Declaration of the Board of Directors on the remuneration applicable to PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code)

Remunerations as defined for the PT Group officers (in the meaning of article 248B-3 of the Portuguese Securities Code) are determined, within each Group operational company, by a compensation committee composed of two executive directors of the PT Group and a corporate manager in the field of Human Resources, by taking into account the job performed in each business area and corporate body or management office.

Along the years, fixed remunerations have been subject to an internal harmonization process, as well as to benchmarking with similar companies.

In addition to a fixed remuneration, the said officers — notably subsidiary directors — earn a variable remuneration. The definition of the overall amount of such variable remuneration depends on several factors, among which we highlight the consolidated results of the PT Group, and taking into consideration the performance and long term prospects of the PT Group.

The variable remuneration of such officers is actually fixed each year by PT’s Executive Committee, taking into account the evaluation of individual performance for the immediately preceding period and the accomplishment of goals in each officer’s area or function, as well as each officer’s contribution to the achievement of the overall goals defined for the PT Group.

In determining such variable remuneration, the committee takes into consideration, notably, quantitative indicators, operational and financial included, and indicators of a qualitative nature (such as management and leadership proficiency), which are weighed together with the nature of the job performed and the relative importance of the company in question within the Portugal Telecom Group structure.

The evaluation of the performance of such officers is further based on an analysis of the risks undertaken by the same, chiefly of business risks as listed in item II.5 of this Governance Report, and in their compliance with the checks and balances mechanisms instituted for the Group, notably by involving the various relevant corporate management offices and their respective subsidiary board members in decision-making procedures entailing risk undertaking. Compliance, generally, with the rules applicable to the Company business is also taken into account in this evaluation, which proves to be of a particular relevance given the seniority of the jobs performed by the said officers.

The purpose of the remuneration policy described herein is, inter alia, to contribute to the alignment of the interests of the officers — in particular the directors of the subsidiaries — with the long term interests of the Company.

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APPENDIX V

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2011 financial year

Whereas:

1.     Following the entry into force of Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, if applicable, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.     Also according to such Law on Remunerations, Listed Companies shall disclose in their annual financial statements the remuneration policy of the members of the management and supervisory bodies, as well as the annual remunerations earned by such members, on an individual and aggregate basis;

3.     In its turn, Recommendation II.1.5.2 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in January 2010 (“CMVM Governance Code”), recommends the submission of a statement on the remuneration policy of the managing and supervisory bodies to the Annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

4.     The recent law and recommendation evolution in this field essentially covers the content of the remuneration policy, particularly Recommendation II.1.5.1 of CMVM Governance Code (largely inspired in the European Commission Recommendation of 30 April 2009 on the system of remuneration of directors of listed companies) and the tax rules on autonomous taxation of variable remunerations;

5.     In the light of this context and for the purpose of, on the one hand, complying with those provisions, and on the other hand, strengthening the transparency of the process for determining the remunerations, the Compensation Committee of Portugal Telecom, SGPS S.A. (“PT SGPS” or the “Company”) submits the said statement on the remuneration policy of the managing and supervisory bodies to the approval of the Annual General Meeting of Shareholders to be held on 6 May 2011;

6.     As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on remuneration policy;

7.     The policy approved by the Compensation Committee in office, at its meetings held on 29 May 2009 and 23 March 2011, is applicable to the current term of office (2009-2011) of the members of PT SGPS corporate bodies and is effective as of the date of the General Meeting of Shareholders that has elected them (i.e., 27 March 2009).

Pursuant to the Law on Remunerations and to CMVM Recommendation II.1.5.2, the Compensation Committee of PT SGPS hereby submits to the approval of the Annual General Meeting of Shareholders the following statement on the remuneration policy of the managing and supervisory bodies made by

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reference to the financial years of 2009 to 2011, which includes the following models drawn up and implemented in line with the best national and international practices:

I.      Remuneration policy for non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of an fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets.

This fixed compensation takes into account the fact that some Directors also perform functions in any of the internal committees assisting the Board of Directors in its supervisory functions and/or the fact that some of those are deemed as independent Directors under the terms and for the purposes of article 414(5) of the Portuguese Companies Code. In particular, the Chairman of any internal committee of the Board (who does not also discharge the functions of Chairman of the Board of Directors, of Executive Committee or of Audit Committee), as well as the independent members who are part of more than one internal committee, receive a supplement corresponding to twice the remuneration of a Member.

Accordingly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities Exchange Commission and of the NYSE.

The remuneration of the Chairman of the Board of Directors of PT SGPS corresponds to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and does not include a variable component. This fact does not preclude, however, the capacity recognized to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions.

In line with CMVM Recommendation II.1.5.1, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the managing body nor for the members of the supervisory body (without prejudice to the possibility of granting a bonus to the Chairman of the Board of Directors, in the terms described in the previous paragraph).

II.    Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short and medium term performance of PT SGPS, as well as such performance when compared to other companies of a similar dimension and business.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

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a.     Fixed remuneration:

The value of the fixed remuneration of executive Directors was determined on the basis of a benchmark study. In this study, companies integrating the PSI20, IBEX35, CAC40, DJ Eurostoxx 50 were considered, as well as European telecommunications companies comparable to PT SGPS.

In addition, the determination of the fixed component of the remuneration of executive Directors for the current term of office has taken into account the acceptance of the Chief Executive Officer’s initiative to reduce his own fixed remuneration in 10%, as compared to the one established for the previous term of office, in order to mobilize all Group sectors for the accrued effort that the global crisis context means to the pursuance of PT SGPS’ Strategic Plan. Such reduction is applicable to all the members of the Executive Committee.

b.     Variable remuneration:

The variable remuneration of executive Directors, which depends on the pursuing of the determined goals, is composed of: (i) an annual variable remuneration (AVR) that, in the event of a 100% pre-determined goal achievement, may amount to 90% of the fixed remuneration, and (ii) a variable remuneration associated to the medium-term performance (VRMT) that, in the event of a 100% pre-determined goal achievement, may reach 70% of the fixed remuneration.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendation II.1.5.1:

•      Pursuing and achievement of goals through the quality, work capacity, dedication and business know-how;

•      A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•      Implementing a professionalized management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a yearly and pluri-annual (term of office) basis, thus considering the evolution on the performance of the company and of the Group;

•      Devolving a market oriented culture in line with its best practices, measured to the extent possible by a comparison of the company’s performance towards its goals vis a vis a benchmarking of its (national and international) reference market;

•      Pursuing a high standard in the company’s management, through a set of entrepreneurial reference practices allowing the company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions shall be implemented.

This variable remuneration includes neither share allotment nor stock option plans.

(i)    Annual Variable Remuneration (AVR)

Taking into consideration PT SGPS’ practices and model in the last decade, the assessment of the performance of the Group’s executive Directors was indexed, on a yearly basis, to the achievement of goals at a Group level.

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The determination of the AVR to be granted as a result of the performance in the 2009, 2010 and 2011 financial years is determined on the basis of a percentage of the annual fixed remuneration, calculated through the weighted average of the level of achievement of any of the following indicators (with each one of such indicators being considered achieved only if at least 85% of the goals established for such indicator are reached), and if the company maintains the investment grade qualification at the end of each year (except if the loss of such qualification is a consequence of a strategic decision of the Board of Directors):

•      Total shareholder return (“TSR”) ratio of PT SGPS as compared to the sector DJ Stoxx Telecom Europe (1st quartile), where the TSR is understood as the sum of the share price variation and the value of the dividend per share;

•      Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

•      Earning per share (“EPS”) growth delta as compared to the budget;

•      Revenues growth delta vis-à-vis a group of comparable companies, including KPN, Swisscom, TeliaSonera, Belgacom, Telenor, Telecom Austria and OTE;

•      EBITDA growth delta vis-à-vis the same group of comparable companies;

•      EBITDA growth delta minus CAPEX as compared to the budget.

In each year of the current term of office, the AVR should correspond to an amount of up to 50% of the total variable remuneration allocated for the relevant financial year, and it is determined and paid in cash by the Company following the annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates.

After determining the AVR in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon a proposal, respectively, of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer. In any case and depending on the level of achievement of the pre-established goals, the AVR will not exceed the fixed remuneration in more than 110%, and should it exceed 50% of the total variable remuneration allocated in the year in question, the payment of the amount allocated in excess will be deferred for a period of 3 years.

The payment of the AVR amounts thus deferred will be made under the conditions provided for the payment of the MTVR deferred amounts as established in item 3) below.

(ii)   Variable remuneration associated to the medium-term performance (MTVR)

The determination and allocation of the MTVR to be earned for the account of the 2009, 2010 and 2011 performance are subject to the following rules:

1)     MTVR is allocated on an annual basis (following the Annual General Shareholder Meeting of approval of the accounts for the financial year to which such remuneration relates) as a function of the weighed average of the level of achievement of the following quantitative and qualitative indicators:

•      Evolution of total shareholder return (“TSR”) compared with the sector DJ Stoxx Telecom Europe (1st quartile);

•      Dividend per share delta to be adjusted if the Board of Directors amends the dividends policy;

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•      Earning per share (“EPS”) growth delta as compared to the goal established in the Strategic Plan;

•      EBITDA growth delta vis-à-vis the values prescribed in the Strategic Plan;

•      Evolution of PT SGPS’ Sustainability Index according to the DJSI methodology;

•      Fulfilment of national and international strategic goals.

2)     The MTVR allocated each year further depends on the pursuing of the goals determined for the various indicators, with each indicator reaching at least 85% of the goals determined for such indicator.

3)     After the determination of the MTVR in accordance with this methodology, the Compensation Committee may increase or reduce the variable remuneration of the Chief Executive Officer and of the other executive Directors, upon proposal of the Evaluation Committee of the Board of Directors and of the Chief Executive Officer, respectively. In any case and depending on the level of achievement of the pre-established goals, the MTVR will not exceed the fixed remuneration in more than 88%.

The payment of the AVR amounts in excess of 50% of the total variable remuneration allocated in the relevant year and of the MTVR amounts allocated will be deferred for a period of 3 years, and it is further subject to the condition of the Company’s positive performance during the deferment period not being provenly affected as a direct result of the conduct of the Director concerned.

In the event the office of the executive Director is terminated, for any reason whatsoever, the payment of the AVR or MTVR amounts granted and deferred will be made at the time of termination of the management relationship.

The deferment conditions provided for in this item 3) will be the ones applicable to the MTVR for the 2009 financial year already granted in 2010, following the 2010 Annual General Meeting of Shareholders.

c.     Alignment of Directors’ interests with the Company’s interests

As results from all the above, the AVR and the MTVR of PT SGPS’ executive Directors is subject to their performance, as well as to its sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged contributing to: (i) optimize the long term performance and to disincentiving excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its Shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

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1)     The Directors shall not enter into agreements, either with the Company or with any third party, that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)     An unsuitable performance may affect the level of compliance with the abovementioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)     In the event of removal or termination by agreement of the management relationship, no compensation will be paid to the Directors if the same is provenly due to an unsuitable performance.

d.     Payments related to removal or termination by mutual agreement of director functions

The Company has no defined general policy on payments related to removal or termination by mutual agreement of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III.  Remuneration policy of the Chartered Accountant

The Company’s Chartered Accountant is remunerated in accordance with the usual practices and conditions for similar services, further to its services agreement and the proposal of the Company’s Audit Committee.

The Compensation Committee of PT SGPS

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Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

PORTUGAL TELECOM | Consolidated Annual Report 2011

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Zeinal Bava	Otávio Marques de Azevedo
	Executive officers	Francisco Manuel Marques Bandeira
	Luís Pacheco de Melo	José Guilherme Xavier de Basto
	Alfredo José Silva de Oliveira Baptista	João Manuel de Mello Franco
	Carlos Alves Duarte	Joaquim Aníbal Brito Freixial de Goes
	Pedro Humberto Monteiro Durão Leitão	Mário João de Matos Gomes
	Manuel Rosa da Silva	Pedro Jereissati
	Shakhaf Wine	Gerald Stephen McGowan
Rafael Luís Mora Funes
Maria Helena Nazaré
Amílcar Carlos Ferreira de Morais Pires
Francisco Teixeira Pereira Soares
Paulo José Lopes Varela
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures

Consolidated financial highlights (1)

Euro million

	2011	2010	y.o.y
Operating revenues	6,146.8	3,742.3	64.3%
Operating costs (2)	3,958.9	2,250.6	75.9%
EBITDA (3)	2,188.0	1,491.7	46.7%
Income from operations (4)	803.9	694.9	15.7%
Net income	339.1	5,672.2	(94.0)%
Capex (5)	1,223.8	798.4	53.3%
Capex as % of revenues (%)	19.9	21.3	(1.4	)pp
EBITDA minus Capex	964.2	693.3	39.1%
Operating cash flow	1,185.0	405.6	192.1%
Free cash flow (6)	532.8	(14.5)	n.m.
Adjusted net debt (7)	6,386.7	2,099.8	204.2%
Adjusted net debt exc. Oi and Contax (7)	4,067.9	2,099.8	93.7%
After-tax unfunded PRB obligations	683.9	711.4	(3.9)%
EBITDA margin (%) (8)	35.6	39.9	(4.3	)pp
Adjusted net debt / EBITDA (x) (7) (9)	2.6	1.4	1.2	x
Adjusted net debt exc. Oi and Contax / EBITDA (x) (6)	2.9	1.4	1.5	x
Basic earnings per share	0.39	6.48	(93.9)%
Diluted earnings per share (10)	0.39	6.06	(93.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the assets and liabilities of these investments on its statement of financial position, net income and cash-flows as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) Capex does not include Euro 142 million in 2011 and Euro 139 million in 4Q11, primarily related to the recognition of the LTE and DTT licenses at the Portuguese telecommunication businesses and 3G license at CVT, while in 4Q10 excludes the acquisition of real estate from the pension funds (Euro 236 million). (6) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 2011) and the cash in-flows related to Vivo transaction (Euro 2,000 million in 2011 and Euro 5,500 million in 2010). (7) Net debt as at 31 December 2011 was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. (8) EBITDA margin = EBITDA / operating revenues. (9) For the purpose of this ratio, EBITDA in 2011 was adjusted in order to include the proportional contribution of Oi and Contax in 1Q11. (10) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Portuguese operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	4,795	4,527	5.9%
PSTN/ISDN	2,648	2,695	(1.8)%
Broadband customers	1,105	1,001	10.4%
Pay-TV customers	1,042	830	25.6%
Mobile Customers (‘000)	7,444	7,419	0.3%
Postpaid	2,378	2,291	3.8%
Prepaid	5,066	5,129	(1.2)%
Net additions (‘000)
Fixed retail accesses	268	337	(20.3)%
PSTN/ISDN	(48)	(51)	6.4%
Broadband customers	104	139	(25.2)%
Pay-TV customers	212	249	(14.8)%
Mobile Customers	24	167	(85.4)%
Postpaid	87	56	55.8%
Prepaid	(63)	111	(156.6)%
Data as % of mobile service revenues (%)	27.7	24.6	3.1	pp

Residential operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	3,557	3,257	9.2%
PSTN/ISDN	1,674	1,673	0.1%
Broadband customers	911	809	12.6%
Pay-TV customers	972	775	25.5%
Unique customers	1,881	1,862	1.0%
Net additions (‘000)
Fixed retail accesses	300	376	(20.2)%
PSTN/ISDN	1	11	(89.3)%
Broadband customers	102	130	(22.1)%
Pay-TV customers	198	235	(15.9)%
ARPU (Euro)	30.8	29.2	5.4%
Non-voice revenues as % of revenues (%)	58.5	51.3	7.2	pp

Personal operating data

	2011	2010	y.o.y
Mobile Customers (‘000)	5,932	5,963	(0.5)%
Postpaid	1,064	1,021	4.1%
Prepaid	4,868	4,942	(1.5)%
Net additions (‘000)	(31)	157	(119.6)%
Postpaid	42	62	(31.7)%
Prepaid	(73)	96	(176.6)%
MOU (minutes)	89	84	5.3%
ARPU (Euro)	9.7	11.0	(11.6)%
Customer	8.7	9.6	(8.9)%
Interconnection	1.0	1.4	(30.4)%
SARC (Euro)	27.8	29.0	(3.9)%
Data as % of service revenues (%)	30.9	29.1	1.7	pp

Enterprise operating data

	2011	2010	y.o.y
Fixed retail accesses (‘000)	1,087	1,117	(2.6)%
PSTN/ISDN	826	873	(5.3)%
Broadband customers	193	190	1.2%
Pay-TV customers	68	54	26.7%
Retail RGU per access (2)	1.32	1.28	2.8%
Mobile Customers (‘000)	1,445	1,390	4.0%
Net additions (‘000)
Fixed retail accesses	(30)	(23)	(28.3)%
PSTN/ISDN	(46)	(45)	(2.9)%
Broadband customers	2	8	(71.2)%
Pay-TV customers	14	14	4.5%
Mobile Customers	56	16	250.1%
ARPU (Euro)	25.8	28.7	(10.0)%
Non-voice revenues as % of revenues (%)	46.4	43.5	3.0	pp

Oi operating data

	2011	2010	y.o.y
Residential
RGU (‘000)	17,796	18,277	(2.6)%
ARPU (R$) (4Q11)	64.8	67.5	(4.0)%
Personal Mobility
RGUs (‘000)	43,264	37,757	14.6%
Postpaid customers	3,127	3,248	(3.7)%
Prepaid customers	37,978	32,605	16.5%
Oi controle	2,158	1,905	13.3%
Monthly churn (%) (4Q11)	3.0%	2.8%	0.2	pp
ARPU (R$) (4Q11)	22.3	23.5	(5.1)%
Enterprises
RGUs (‘000)	7,848	7,094	10.6%
Other
TUP (‘000)	771	827	(6.8)%
RGUs (‘000)	69,680	63,956	8.9%

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 31 December 2011, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 24,782,954 ADRs registered on the same date, representing 2.8% of PT’s total share capital.

As at 31 December 2011, PT held for accounting proposes 36,978,229 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 16,338,229 own shares held through the 25.3% stake in PT’s 64,557,566 shares acquired by Oi. As at 31 December 2011, PT’s total number of shares outstanding was 859,534,271.

Stock market data

	2011	2010
As at 31 December
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	859,534,271	875,872,500
Price (Euro)	4.450	8.380
Market capitalisation (Euro million)	3,989	7,513

Gross dividend per share (Euro)	0.65	2.30
Dividend yield	9.6%	26.3%
Net Income (Euro million)	339	5,672
Pay-out-ratio	164.8%	35.5%

Price / transactions
High (Euro)	8.848	11.000
Low (Euro)	4.399	6.480
Average (Euro)	6.771	8.736
Volume (million of shares)	702	1,203
Traded Value (Euro million)	4,897	10,418

Performance
Portugal Telecom	(46.9)%	7.0%
PSI-20	(27.6)%	(10.3)%
DJ Stoxx Telecom Europe	(6.2)%	2.9%

Financial Timetable 2012

10 May | First quarter results 2012

2 August | First half results 2012

8 November | First nine months results 2012

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.